As confidentially submitted to the Securities and Exchange Commission on January 17, 2025

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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POMDOCTOR LIMITED
(Exact name of Registrant as specified in its charter)

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Not Applicable

(Translation of Registrant’s name into English)

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Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Yongxu Industrial Park
No.19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou 510000
People’s Republic of China
+86 020-6231 2277

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, New York 10168
(212) 947-7200

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(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Steve Lin, Esq. Han Kun Law Offices LLP Rooms 4301-10, 43/F., Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2820 5600	Fang Liu, Esq. Bin Hu Karg, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 703-919-7285

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Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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†        The term “new or revised ﬁnancial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codiﬁcation after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated            , 2025

American Depositary Shares

POMDOCTOR LIMITED

Representing            Class A Ordinary Shares

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This is an initial public offering of            American depositary shares, or ADSs, by POMDOCTOR LIMITED, a holding company incorporated in the Cayman Islands with its operations conducted by its subsidiaries and contractual arrangements with its variable interest entity (the “VIE”). Each ADS represents            of our Class A ordinary shares, par value US$0.0001 per share. We anticipate that the initial public offering price per ADS will be between US$            and US$            .

Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. After pricing of the offering, we expect that the ADSs will trade on the Nasdaq Stock Market under the symbol “POM.” We believe that upon the completion of this offering, we will meet the standards for listing on the Nasdaq Stock Market, and the closing of this offering is contingent upon such listing.

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote per share, while each Class B ordinary share is entitled to 20 votes per share. Holders of Class A and Class B ordinary shares will vote together as one class on all matters that require a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while each Class A ordinary shares is not convertible into Class B ordinary shares under any circumstance. See “Description of Share Capital.” Following the completion of this offering, Mr. Zhenyang Shi and Ms. Li Xu will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately            % of our total issued and outstanding ordinary shares on an as-converted basis and            % of the aggregate voting power of our total issued and outstanding ordinary shares immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Holders of Class B ordinary shares need to keep holding at least            % of total outstanding ordinary shares in order to continue to control the outcome of the above matters submitted to shareholders for approval.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. Investing in our ADSs involves risks. See “Risk Factors” beginning on page 24.

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Investors in the ADSs are not purchasing equity securities of the VIE or its operating subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company, and may never hold equity interests in the VIE. POMDOCTOR LIMITED, or PomDoctor, is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with its VIE, namely Guangzhou Qilekang Digital Health Medical Technology Co., Ltd., a limited liability company established under PRC law (“Qilekang Digital Health”), and its subsidiaries. The VIE is consolidated for accounting purpose only and PomDoctor does not own any equity interest in the VIE. PomDoctor does not conduct operations directly, and its subsidiaries and the VIE conduct operations in China. Foreign ownership of certain of our businesses including value-added telecommunication services and medical institutions is subject to restrictions under current PRC laws and regulations. As such, our WFOE is not eligible to provide value-added telecommunication services, services as internet hospitals or provide certain other restricted services related to our businesses. We therefore operate these businesses in China through the VIE and its subsidiaries. For a summary of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements with The VIE and Its Shareholders.” Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIE. As used in this prospectus, “we,” “us” or “our” refers to PomDoctor and its subsidiaries.

Our corporate structure is subject to risks relating to our contractual arrangements with Qilekang Digital Health and its shareholders. Such contractual arrangements have not been tested in any of the PRC courts. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE or forfeit our rights under the contractual arrangements. PomDoctor and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Qilekang Digital Health and, consequently, could result in a material adverse change in our operations and the value of our ADSs, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. If we are unable to claim our right to control the assets of the VIE, our ADSs may significantly decline in value or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure.”

PomDoctor is not a Chinese operating company, but a Cayman Islands holding company with operations mainly conducted by the VIE and its subsidiaries based in China. We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. In addition to the aforementioned risks, recent actions and regulatory actions by China’s government, such as those related to the use of the variable interest entities, may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. The interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China.”

We currently do not have cash management policies in place that dictate how funds are transferred between the Company, Pomegranate Cloud Medical Limited (Hong Kong), or our Hong Kong subsidiary, Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd, or our WFOE, Qilekang Digital Health, or the VIE, and the investors, including potential U.S. investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. Cash may be transferred among the Company, our WFOE, and the VIE, in the following manners: (i) funds may be transferred to our WFOE, from the Company as needed through our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by the VIE to our WFOE as service fees according to the VIE agreements; (iii) dividends or other distributions may be paid by our WFOE to the Company through our Hong Kong subsidiary; and (iv) our WFOE and the VIE lend to and borrow from each other from time to time for business operation purpose. To the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations imposed by the governmental authorities on the ability of us, our PRC/Hong Kong subsidiaries or the VIE to transfer cash. Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. For a detailed description of how cash may be transferred through our organization, see “Prospectus Summary — Assets Transfer Between VIE and Other Consolidated Entities,” “Prospectus Summary — Summary of Risk Factors,” “Corporate History and Structure — Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors,” and “Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” We have no plan to distribute earnings or settle amounts owed under the VIE agreements in the foreseeable future. As of the date of this prospectus, there is no cash flows or transfers of other assets among the Company, our Hong Kong subsidiary, our WFOE and the VIE, and there is no dividends or distributions that the VIE or its subsidiaries have made to our company. In addition, we have not made any dividends or distributions to U.S. investors. For more details, see “Corporate History and Structure — Financial Significance of the VIE,” “Summary Consolidated Financial Data,” and our consolidated financial statements included in this prospectus.

On December 16, 2021, the Public Company Accounting Oversight Board (United States), or the PCAOB, issued a report notifying the United States Securities and Exchange Commission (the “SEC” or the “Commission”) of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis. Our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021. The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. In accordance with the HFCAA, trading in our ADSs on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist our ADSs. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB also vacated its previous determinations issued in December 2021. Therefore, until such time as the PCAOB issues any new determination, we are at no risk of having our securities subject to a trading prohibition under the HFCAA. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In addition, on December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCAA to reduce the number of consecutive years an issuer can be identified a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market. For more details, see “Risk Factors — Risks Related to Our Business and Industry — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act, if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges may determine to delist our securities.”

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PRICE US$            PER ADS

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Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

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(1)       See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

We have granted the underwriters the right to purchase up to            additional            ADSs.

The underwriters expect to deliver the ADSs against payment in U.S. dollars on or about            , 2025.

Prospectus dated            , 2025.

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No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any free writing prospectus outside of the United States.

Until            , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors” before deciding whether to invest in our ADSs. This prospectus contains information from an industry report and a survey commissioned by us and prepared by Frost & Sullivan, an independent research firm.

Our Mission

Our mission is to provide effective prevention and treatment solutions to alleviate patients’ sufferings from illnesses.

Our Vision

Our vision is to become the most trustworthy medical and healthcare services platform.

Who We Are

We are a leading online medical services platform for chronic diseases in China, ranking sixth on China’s Internet hospital market measured by the number of contracted doctors in 2022, according to Frost & Sullivan. As of December 31, 2022 and 2023 and June 30, 2024, the cumulative number of contracted doctors stabilized at over 212,000, while the transacting patients increased from around 638,000 as of December 31, 2022 to 654,000 as of December 31, 2023, and further to 683,000 as of June 30, 2024. As of June 30, 2024, our contracted doctors issued approximately 3.04 million prescriptions.

With focuses on chronic disease management and pharmaceutical services, our business model forms a one-stop platform for medical services, which organically connects patients to doctors and pharmaceutical products. Our experience in tackling chronic diseases can be traced back to 2015 when we launch our platform on mobile devices. We strategically chose to focus on this field because chronic diseases last at least one year by definition, and they are hard to cure, prone to complications and require ongoing medical attention. As such, patients with chronic diseases have a great and relatively inelastic demand for frequent and repeat follow-up visits and of drug purchases, which gives a competitive advantage to platforms that are able to maintain long-term, stable doctor-patient relationships.

We believe that doctors are the most important resource in the medical services industry. Hence, we have established an open Internet hospital business model that focuses on serving them. In this model, our smart online medical service platform offers a range of services and tools to facilitate online consultation and prescription, which include a WeChat official account that facilitates doctor-patient communications, and Pom Doctor, a doctor-end patient management portal. These online consultations and prescriptions are carried out during one-to-one graphic consultation sessions where the patients send texts and pictures to the doctors for diagnoses, and we plan to gradually launch phone and video consultation. Our platform only provides services for follow-up patients who already have prescriptions from separate, offline services. Our pharmacist verification system ensures that doctors’ prescriptions comply with the relevant rules and regulations. After receiving prescriptions from doctors, our pharmacists will verify the prescriptions according to the Drug Administration Law. If the pharmacists find any prescription to be in any potential violation of the Drug Administration Law, they will return the prescriptions to the doctors, who must then adjust the prescriptions accordingly to ensure compliance. Otherwise, our pharmacists can deny further processing of the prescription. However, given that our platform only issues prescriptions for patient’s follow-up visits and the patients would have already possessed verified prescriptions from offline channels before consulting our platform, the frequency of the aforementioned prescription return is negligible.

At the same time, our platform enables patients to conveniently connect with our doctors and obtain one-stop medical services, which include online consultations and online prescriptions anywhere, anytime. Because our patients were mainly sourced by doctors via existing patient-doctor relationships, their mutual trust is also transferred online, which translates into greater user stickiness on both ends and allows for great monetization potential from our treatment and prevention solutions. In 2022 and 2023, we achieved a retention rate for mature doctors of 99.7% and 99.9%, respectively, and maintained a 99.9% retention rate in the six months ended June 30, 2024. In addition, we recorded a 90-day patient repurchase rate, representing the average turnover period of the prescription drug usage, of 65.9%, 63.7% and 65.5% in 2022, 2023 and the six months ended June 30, 2024, respectively. As chronic diseases last more than one year by definition and requires ongoing medical attention, such high 90-day patient repurchase rates encourage the patients to continue using our platform for its ease of use during the long course of their disease management and also motivates doctors to stay on the platform and serve the patients that they have become familiar with in the same period, which benefits our chronic disease management business.

Leveraging our mature doctors’ resource, we have achieved a particularly high repeat purchase rate of patients in our hepatopathy department of 73.1% and 72.7% in 2022 and 2023, respectively. We have also achieved an average revenue per paying patient on our platform of RMB714 in 2023, which increased as compared with RMB624 in 2022. In the six months ended June 30, 2024, the repeat purchase rate of patients in our hepatopathy department was 73.5%, and the average revenue per paying patient on our platform was RMB733. Eventually, our seasoned supply chain carries out the fulfillment of the patients’ orders, which both helps alleviate or eliminate their suffering and opens the door to future consultations.

In February 2020, we entered into an advertising framework agreement with Focus Media Inc. (“Focus Media”), pursuant to which Focus Media agreed to provide advertising service and we agreed to pay for the advertising service fee during the term from February 29, 2020 to February 28, 2021. As impacted by COVID-19, a large number of patients could not go to hospital and may seek alternative ways of on-site visit with doctors in the hospital. We believe this would be an opportunity to increase our brand recognition by cooperating with Focus Media. During the contract term, we together with Focus Media launched various advertising programs such as property advertising, smart screen advertising and elevator advertising, and incurred advertising fee of RMB221.0 million. As a result of our collaboration with Focus Media, we incurred other payables to Focus Media of RMB221.0 million in total. On August 10, 2021, we entered into tripartite agreements with Focus Media and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), a wholly-owned entity by Mr. Zhenyang Shi, pursuant to which, we are released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of us in the amount of RMB221.0 million, and we agreed to repay such debt to Aixiangbao. On September 10, 2021, we reached an agreement with Aixiangbao, pursuant to which we will not be required to repay the liability for five years and after then Aixiangbao can only require us to repay the liability in a non-cash method, but we still have an obligation to repay such outstanding debt. Our collaboration with Focus Media ended in February 2021 and we do not expect to launch similar campaigns in the future.

Industry Challenges and Market Opportunities

A series of barriers and inefficiencies exist in China’s current chronic disease management system, which leave many needs of chronic disease patients unfulfilled. Complementing existing offline solutions, Internet chronic disease management, or CDM, platforms form an important part of the solution because of their ability to alleviate the situation by improving customer experience and streamlining the distribution of medical resources. Leveraging our platform and our services, we believe that we are capable of solving those problems by seizing multiple significant opportunities, which include:

Improved Medical Information Technology:    With the establishment of hospital information systems and the development of Internet platform technology, the infrastructure required for Internet CDM will become more and more completed, which allows the Internet CDM market to rapidly expand.

Collaborative CDM System:    The development of the Internet hospital industry gave birth to collaborative CDM systems, which harness frontline data and management experience to cover the whole lifecycle of chronic disease patients by inviting doctors, patients and related medical enterprises and institutions to participate in the process. As a step-up from traditional hospital-based CDM systems, collaborative CDM system’ ability to both individualize and standardize chronic disease management before, during and after consultation caters to unmet needs and promises huge market potential.

Increased Awareness of Health Management.    The outbreak of COVID-19 improved general health management awareness, which has increased the popularity of Internet CDM. In addition, characterized by its ability to effectively increase the provision of medical resources despite epidemics, alleviate front-line pressure, avoid cross-infection, and improve prevention and control efficiency, Internet CDM is expected to ride significant tailwind in the post-COVID-19 world.

Unequal Distribution of Medical Resources.    Most tertiary hospitals, which possess high-quality medical resources, are concentrated in more urbanized regions of China. Consequently, rural patients’ access to such resources through off-line channels is significantly limited. Therefore, the underserved patients may turn to Internet CDM platforms, which are capable of solving this problem by streamlining diagnosis and treatment and optimizing service processes.

In addition, we believe that our business will benefit from the state-promulgated policies to strengthen the prevention and treatment of chronic diseases, as well as the development of China’s digital healthcare industry. According to Frost & Sullivan, the market size of China’s digital healthcare industry will grow from approximately RMB540.7 billion in 2022 to approximately RMB1,525.9 billion in 2027, representing a CAGR of approximately 23.1%.

We believe that the following strengths contribute to our success and differentiate us from our competitors:

•        Innovative and efficient one-stop online medical services platform with strong CDM service capabilities across various departments;

•        High patient loyalty due to the long-term nature of chronic diseases and the mutual trust that has developed between our doctors and patients;

•        Well-established pharmaceutical supply chain with a complete selection of medical products and extensive supplier channels;

•        Cutting-edge platform technology and strong research and development capabilities; and

•        Experienced management team led by industry veterans with validation from well-renowned shareholders.

Our Strategies

We will focus on the following key growth strategies to realize our vision:

•        Continue to recruit quality doctors onto our platform and attract more patient users;

•        Continue to expand and strengthen our presence in key cities and provinces across China;

•        Continue to enhance our supply chain capabilities;

•        Continue to invest in research and development and enhance our technology capabilities;

•        Explore new patient acquisition channels via enhanced B2B collaboration;

•        Utilize our accumulated big data to empower the industry; and

•        Expand our experience and reputation in chronic diseases to more medical areas.

Summary of Risk Factors

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section beginning on page 24, including the risks described under the subsections headed “Risks Related to Our Business and Industry,” “Risks Related to Our Corporate Structure,” “Risks Related to Doing Business in China” and “Risks Related to Our ADSs and This Offering,” and the other information contained in, this prospectus before you decide whether to purchase our ADSs.

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

•        The report of our independent registered public accounting firm on our consolidated financial statements for the years ended December 31, 2022 and 2023 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue, it is likely that investors will lose all of their investment. See “Risk Factors — Risks Related to Our Business and Industry — The report of our independent registered public accounting firm on our consolidated financial statements for the years ended December 31, 2022 and 2023 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue, it is likely that investors will lose all of their investment” on page 24 for details;

•        Maintaining customers’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand. See “Risk Factors — Risks Related to Our Business and Industry — Maintaining customers’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand” on page 24 for details;

•        We are in the early stage of development with a limited operating history in an emerging and dynamic “Internet + healthcare” industry, and our historical results of operations and financial performance are not indicative of future performance. See “Risk Factors — Risks Related to Our Business and Industry — We are in the early stage of development with a limited operating history in an emerging and dynamic “Internet + healthcare” industry, and our historical results of operations and financial performance are not indicative of future performance” on page 25 for details;

•        If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected” on page 25 for details;

•        Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects. See “Risk Factors — Risks Related to Our Business and Industry — Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects” on page 26 for details;

•        We have incurred operating losses in the past, expect to incur operating losses in the future, and may not be able to achieve or maintain profitability. See “Risk Factors — Risks Related to Our Business and Industry — We have incurred operating losses in the past, expect to incur operating losses in the future, and may not be able to achieve or maintain profitability” on page 28 for details;

•        If our solution does not drive customers’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If our solution does not drive customers’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected” on page 29 for details;

•        Failure to properly manage and create values for various participants in the healthcare value chain may materially and adversely affect our business. See “Risk Factors — Risks Related to Our Business and Industry — Failure to properly manage and create values for various participants in the healthcare value chain may materially and adversely affect our business” on page 29 for details; and

•        The digital healthcare market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed. See “Risk Factors — Risks Related to Our Business and Industry — The digital healthcare market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed” on page 29 for details.

We face risks and uncertainties regarding our corporate structure, including:

•        We are a Cayman Islands exempted company and our WFOE, is considered as a foreign-invested enterprise. Accordingly, our WFOE is not eligible to provide value-added telecommunication services, services as internet hospitals or provide certain other restricted services related to our businesses. As a result, we will conduct such business activities through the VIE in the PRC, Qilekang Digital Health. We have control over and are the primary beneficiary of Qilekang Digital Health and hence consolidate its financial results as the VIE under U.S. GAAP. However, such contractual arrangements have not been tested in any of the PRC courts. If the PRC government deems that the Contractual Arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. See “Risk Factors — Risks Related to

Our Corporate Structure — If the PRC government deems that the Contractual Arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 46 for details;

•        We have relied and expect to continue to rely on Contractual Arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including but not limited to value-added telecommunication services and other restricted services. These Contractual Arrangements may not be as effective as direct ownership in providing us with control over the VIE. See “Risk Factors — Risks Related to Our Corporate Structure — We rely on Contractual Arrangements with the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control” on page 47 for details;

•        If the VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be sufficient or effective under PRC laws. See “Risk Factors — Risks Related to Our Corporate Structure — Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on our business” on page 48 for details;

•        The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive substantially all the economic benefits from it. See “Risk Factors — Risks Related to Our Corporate Structure — The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page 48 for details;

•        All the agreements that constitute our Contractual Arrangements with the VIE, its shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Such contractual arrangements have not been tested in any of the PRC courts. If we are unable to enforce the Contractual Arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over the VIE and its subsidiaries, and our ability to conduct a part of our business and our financial condition and results of operations may be adversely affected. See “Risk Factors — Risks Related to Our Corporate Structure — We conduct a part of our business operations in China through the VIE and its subsidiaries by way of our Contractual Arrangements, but our contractual arrangements may not be enforceable under PRC laws” on page 48 for details;

•        We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like our WFOE for our cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 49 for details;

•        In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIE or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIE when needed. See “Risk Factors — Risks Related to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the VIE or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 50 for details;

•        Under applicable PRC laws and regulations, transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If the tax authorities conduct special tax adjustments, they might impose late payment fees and other penalties for the underpaid taxes. Our financial position could be adversely affected if the VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties. See “Risk Factors — Risks Related to Our Corporate Structure — Contractual Arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment” on page 51 for details;

•        In the event that any possible implementing regulations of the PRC Foreign Investment Law, or FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our Contractual Arrangements may be deemed as invalid and illegal, and we may be required to unwind the Contractual Arrangements and/or dispose of any affected business. See “Risk Factors — Risks Related to Our Corporate Structure — Our current corporate structure and business operations may be affected by the Foreign Investment Law” on page 51 for details; and

•        The VIE and its subsidiaries are holding or in the future may hold certain licenses, permits and assets that are critical to the operation of our business. If the VIE goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities we currently conduct through the Contractual Arrangements, which could materially and adversely affect our business, financial condition and results of operations. See “Risk Factors — Risks Related to Our Corporate Structure — We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding” on page 52 for details.

We are a China-based company and we may face risks and uncertainties in doing business in China, including:

•        Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. See “Risk Factors — Risks Related to Doing Business in China — Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations” on page 52 for details;

•        PRC governmental authorities may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of our securities to significantly decline or in extreme cases, become worthless. See “Risk Factors — Risks Related to Doing Business in China — The PRC governmental authorities’ significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs” on page 52 for details;

•        There are evolving changes in the PRC legal system. Some rules and regulations in China might change quickly. Such risks and uncertainties could result in a material adverse change in our operations and the value of our ADSs. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the enforcement of laws and changes in laws and regulations in China could adversely affect us” on page 53 for details;

•        The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with this offering and our future capital raising activities under PRC rules, regulations or policies. Any failure to obtain or delay in obtaining the requisite governmental approval, or a rescission of such approval, would subject us to sanctions imposed by the relevant PRC regulatory authority. See “Risk Factors — Risks Related to Doing Business in China — The approval or filing of the CSRC or other PRC regulatory agencies may be required in connection with this offering under PRC law” on page 53 for details; and

•        Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. See “Risk Factors — Risks Related to Doing Business in China — It may be difficult for overseas regulators to conduct investigations or collect evidence within China” on page 60 for details.

Permissions Required from the PRC Authorities for Our Operations and Offerings

Prerequisite Regulatory Licenses, Permits and Approvals

We are a Cayman Islands holding company and primarily conduct our operations through the VIE and its subsidiaries in China. Our operations in China are governed by laws and regulations of China. As of the date of this prospectus, in addition to the Business License issued by the relevant department of the State Administration Regulation for each of our PRC subsidiaries and the VIE, our relevant PRC subsidiaries and the VIE are required to obtain, and have obtained all the following permissions necessary for their operations: (i) Pharmaceutical Operation License, (ii) Qualification Certificate for Internet Drug Information Services, (iii) Medical Devices Operation License, (iv) Food Operation License, (v) Value-Added Telecommunications Business Operating License, and any other requisite information report, filings and approvals by any PRC governmental authority. As of the date of this prospectus, none of these permissions have been denied by the applicable PRC governmental authorities. However, the interpretation or implementation of existing laws and regulations may not be precisely predicted and new regulations may come into effect requiring us to obtain additional licenses, permits, filings or approvals for our functions and services in the future. We cannot assure you that we will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations, see “Risk Factors — Risks Related to Our Business and Industry — Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition and results of operations and prospects.”

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other relevant PRC governmental authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our overseas listing pursuant to the Cybersecurity Review Measures. For details of the associated risks, see “Risk Factors — Risks Related to Our Business and Industry — Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.”

Overseas Listing

On February 17, 2023, the China Securities and Regulatory Commission, or the CSRC, released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five ancillary interpretive guidelines, or collectively, the Overseas Listing Trial Measures, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, Chinese domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Pursuant to the Overseas Listing Trial Measures, we are required to complete the filing procedures with the CSRC in connection with this offering. As of the date of this prospectus, we have completed the required filings with the CSRC for this offering, and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on January 17, 2025. However, any future overseas securities offerings and listings conducted by us will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures and we cannot assure you that we will be able to complete such filling in a timely manner. On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which took effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, shall strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies shall obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Since the Confidentiality and Archives Management Provisions was promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions. For details of the associated risks, see “Risk Factors — Risks Related to Doing Business in China — The approval or filing of the CSRC or other PRC regulatory agencies may be required in connection with this offering under PRC law.”

In the case that we, our PRC subsidiaries and the VIE, (i) do not receive or maintain such permissions, approvals or complete other filing procedures, or (ii) inadvertently conclude that such permissions, approvals or filing procedures are not required, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects.

Corporate History and Structure

We commenced our business operations in January 2010 through Guangzhou Qilekang Pharmaceutical Chain Co., Ltd., a PRC limited liability company. To facilitate the growth of our business, we incorporated or acquired various PRC operating entities including Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd. and Hangzhou Qilekang Pharmaceutical Co., Ltd. With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in March 2021. As of the date of this prospectus, 4,268,156 Class A ordinary shares, 2,042,042 Class B ordinary shares, 2,722,222 Series Pre-A preferred shares, 2,957,613 Series A Preferred Shares, 911,178 Series B-1 preferred shares, 2,460,315 Series B-2 preferred shares, 228,786 Series B-3 preferred shares, and 3,317,114 Series B-4 preferred shares, are issued and outstanding. Immediately prior to the completion of our initial public offering, all of our issued and outstanding preferred shares will be converted into and re-designated as Class A ordinary shares on a one-for-one basis. Following such conversion and re-designation, 2,042,042 Class B ordinary shares and                Class A ordinary shares will be issued and outstanding upon the completion of our initial public offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

In February 2021, we incorporated POMDOCTOR LIMITED as our proposed listing entity in the Cayman Islands. Further, POMEGRANATE CLOUD MEDICAL LIMITED was established in Hong Kong in March 2021 and Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd. was established in the PRC in April 2021. In May 2021, Guangzhou Qilekang Pharmaceutical Chain Co., Ltd. was renamed as Guangzhou Qilekang Digital Health Medical Technology Co., Ltd., or Qilekang Digital Health.

In August 2021, Guangzhou WFOE entered into a series of agreements with Qilekang Digital Health and the shareholders of Qilekang Digital Health (except for Guangdong Zhongke Baiyun Emerging Industry Venture Capital Fund Co., Ltd., or Zhongke Baiyun). In October 2023, we terminated the contractual arrangements with General Technology Group Investment Management Co., Ltd., or General Technology. In the same month, we terminated the relevant agreements with Mr. Zhenyang Shi and Ms. Li Xu, with Guangzhou WFOE entering into a new series of agreements with Qilekang Digital Health and each of Mr. Zhenyang Shi and Ms. Li Xu, Guangzhou Jinpin Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Pin, Guangzhou Jinshang Management Consulting

Partnership (Limited Partnership), or Guangzhou Jin Shang, Guangzhou Jinyue Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Yue, and Guangzhou Jinqiu Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Qiu. The agreements enable us to obtain control over Qilekang Digital Health through Guangzhou WFOE. As a result of the VIE Arrangements, the VIE is not our majority owned subsidiary, but we still are and will be the primary beneficiary of the VIE for accounting purpose only, and only to the extent that we satisfy the conditions required for consolidation of the VIE under U.S. GAAP. We treated the VIE and its subsidiaries as our consolidated affiliated entities under generally accepted accounting principles in the United States, or U.S. GAAP for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024. We consolidated the financial results of the VIE and its subsidiaries in our financial statements in accordance with U.S. GAAP for the same periods.

We are a Cayman Islands holding company and primarily conduct our operations through the VIE and its subsidiaries in China. Investors are not buying shares of a VIE but instead are buying ADS representing shares of an offshore holding company issuer that maintains service agreements with the VIE.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

POMDOCTOR LIMITED
(Cayman Islands)
100%
POMEGRANATE CLOUD MEDICAL LIMITED
(Hong Kong)
Offshore
Onshore PRC
100%
Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd.
Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. (VIE)
100%
100%
80%
Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd.
Hangzhou Qilekang Pharmaceutical Co., Ltd.
Nanjing Qilekang Pharmaceutical Co., Ltd.
Equity Interest
Contractual Arrangements

Contractual Arrangements with The VIE and Its Shareholders

Our contractual arrangements with the VIE and its shareholders (except for Zhongke Baiyun and General Technology) allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the PRC law.

Zhongke Baiyun, which holds 2.87% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements.

In October 2023, we terminated the contractual arrangements with General Technology. General Technology, which holds 2.27% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not re-enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements.

The following is a summary of the currently effective contractual arrangements, or the Contractual Arrangements, by and among Guangzhou WFOE, the VIE, and its respective shareholders (except for Zhongke Baiyun and General Technology).

Agreements that provide us with effective control over the VIE

Power of Attorneys.    Pursuant to each of the Power of Attorneys dated August 10, 2021 and October 24, 2023 by and among Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) irrevocably authorized Guangzhou WFOE to act on their respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in Qilekang Digital Health, including but not limited to right to convene and attend shareholders’ meetings, the right to vote and all other rights as shareholders under the articles of association of Qilekang Digital Health and under the laws of China. Without the prior written consent of Guangzhou WFOE, the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have no right to increase, decrease, transfer, pledge, or by any other manner to dispose of or change all or a portion of the equity interest held by such shareholders. The Power of Attorneys shall be irrevocable and remain effective as long as such shareholders remain as Qilekang Digital Health’s shareholders.

Equity Interest Pledge Agreements.    Pursuant to each of the Equity Interest Pledge Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have agreed to pledge 94.86% of equity interests in Qilekang Digital Health to Guangzhou WFOE to guarantee the performance by such shareholders of their obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement, as well as the performance by Qilekang Digital Health of its obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement. In the event of a breach by Qilekang Digital Health or any shareholder of contractual obligations under the Equity Interest Pledge Agreements, Guangzhou WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Qilekang Digital Health and will have priority in receiving the proceeds from such disposal. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) also have undertaken that, without prior written consent of Guangzhou WFOE, they will not dispose of, place, or permit any encumbrance on the pledged equity interests.

As of the date of this prospectus, we have completed the registration of the equity interest pledge contemplated under the Equity Interest Pledge Agreements relating to Qilekang Digital Health, with the competent office of the SAMR in accordance with the PRC Civil Code.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Business Cooperation Agreement.    Pursuant to an Exclusive Business Cooperation Agreement dated August 10, 2021 by and between Guangzhou WFOE and Qilekang Digital Health, Guangzhou WFOE has the exclusive right to provide or designate any third party to provide comprehensive technical support, consulting services and other related services to Qilekang Digital Health. In exchange, Qilekang Digital Health agrees to pay an agreed service fees to Guangzhou WFOE on annual basis or at any other agreed time. Without the prior written consent of Guangzhou WFOE, Qilekang Digital Health cannot accept same or similar services provided by, or establish same or similar cooperation relationship with, any third party. This Exclusive Business Cooperation Agreement will remain effective for 30 years unless earlier terminated in accordance with provisions of this agreement or other agreements separately executed between Guangzhou WFOE and Qilekang Digital Health, and will automatically be extended for another 30 years unless agreed by Guangzhou WFOE on this agreement’s termination upon expiration of its term. Unless otherwise required by the applicable laws, Qilekang Digital Health has no right to terminate this agreement unilaterally.

Agreement that provides us with the option to purchase the equity interests in and assets of the VIE

Exclusive Option Agreements.    Pursuant to each of the Exclusive Option Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), such shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have irrevocably granted Guangzhou WFOE or its designated person, to the extent permitted by PRC laws, an exclusive option to purchase all or part of their equity interests in Qilekang Digital Health. Guangzhou WFOE or its designated person may exercise such option to purchase all of equity interests at the price based on registered capital contributed by the shareholders (except for Zhongke Baiyun and General Technology) or the price as agreed in a separate equity transfer agreement. Qilekang Digital Health has undertaken that, without Guangzhou WFOE’s prior written consent, it will not, among other things, (i) change its registered capital, (ii) merge with any other entity, (iii) sell, transfer, mortgage, or dispose of its material assets, or (iv) amend its articles of association. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have undertaken that, without Guangzhou WFOE’s prior written consent, they will not sell, transfer, mortgage or dispose of equity interest in Qilekang Digital Health. The Exclusive Option Agreements will remain effective until all equity interest held by the shareholders of Qilekang Digital Health in Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have been transferred or assigned to Guangzhou WFOE or any other person designated by Guangzhou WFOE.

Spousal Consent Letters.    Spouses of two shareholders of Qilekang Digital Health, Mr. Zhenyang Shi and Ms. Li Xu, who collectively hold 13.97% of equity interests in Qilekang Digital Health, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interest in Qilekang Digital Health held by and registered in the name of such shareholder be disposed of in accordance with the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Power of Attorney, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Qilekang Digital Health held by the shareholders. In addition, in the event that the signing spouses obtain any equity interest in Qilekang Digital Health held by the shareholders for any reason, they agree to be bound by and sign a series of written documents in substantially the same format and content as the Contractual Arrangements described above and the Exclusive Business Cooperation Agreement, as may be amended from time to time.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•        the ownership structures of the VIE and Guangzhou WFOE in China, both currently and immediately after giving effect to this offering, are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and

•        the Contractual Arrangements among Guangzhou WFOE, the VIE, and its shareholders (except for Zhongke Baiyun and General Technology) governed by PRC law are valid and binding upon each party to such arrangements, and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and will not result in any violation of applicable PRC laws currently in effect immediately after giving effect to this offering.

However, our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the VIE structure may be less effective than direct ownership in providing us with operational control over the VIE or its subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIE and its shareholders could breach their Contractual Arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management level. However, under the current Contractual Arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the VIE’s activities. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to requirements under the PRC legal system. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the Contractual Arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors — Risks Related to Our Corporate Structure — We rely on Contractual Arrangements with the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control,” “Risk Factors — Risks Related to Our Corporate Structure — Our current corporate structure and business operations may be affected by the Foreign Investment Law,” and “— Risks Related to Doing Business in China — Uncertainties with respect to the enforcement of laws and changes in laws and regulations in China could adversely affect us.”

Financial Significance of the VIE

Under PRC law, we may provide funding to our WFOE only through capital contributions or loans, and to Qilekang Digital Health only through loans, subject to satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our WFOE to satisfy part of our liquidity requirement. Our WFOE enjoys the economic interest in the operations of Qilekang Digital Health in the form of service fees under the contractual arrangements among our WFOE, Qilekang Digital Health, and shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology). For risks relating to the fund flows of our China operations, see “Risk Factors — Risks Related to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the VIE or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

The VIE and its subsidiaries contributed to 100% of our consolidated revenue for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, and accounted for 100% of our consolidated total assets and liabilities as of December 31, 2022 and 2023 and June 30, 2024, and there was no reconciliation performed between the financial position, cash flows and results of operations of the VIE and us.

The following tables set forth the summary condensed consolidating balance sheets data as of December 31, 2022 and 2023 and June 30, 2024 of (i) POMDOCTOR LIMITED, our Cayman Islands parent holding company, (ii) Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd., our WFOE, and (iii) Guangzhou Qilekang Digital Health Medical Technology Co., Ltd., or the VIE, and its subsidiaries, and the summary of the condensed consolidating statements of operations and cash flows for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024. You should read the following tables together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2024
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	91	—	—	12,623	—	12,714
Accounts receivable, net	—	—	—	10,900	—	10,900
Other current assets	—	—	—	24,654	(436)	24,218
Non-current assets	—	—	—	8,429	—	8,429
Total assets	91	—	—	56,606	(436)	56,261
Accounts payable	—	—	—	22,528	—	22,528
Other current liabilities	436	—	—	155,331	(436)	155,331
Non-current liabilities:	639,646	639,646	639,646	354,743	(1,918,938)	354,743
Total liabilities	640,082	639,646	639,646	532,602	(1,919,374)	532,602
Total Mezzanine equity	1,546,818	—	—	163,630	—	1,710,448
Total deficit	(2,186,809)	(639,646)	(639,646)	(639,626)	1,918,938	(2,186,789)
Total liabilities, mezzanine equity and deficit	91	—	—	56,606	(436)	56,261

	As of December 31, 2023
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	35	—	—	6,682	—	6,717
Accounts receivable, net	—	—	—	28,644	—	28,644
Other current assets	—	—	—	24,057	—	24,057
Non-current assets	—	—	—	6,890	—	6,890
Total assets	35	—	—	66,273	—	66,308
Accounts payable	—	—	—	41,575	—	41,575
Other current liabilities	35	—	—	130,389	—	130,424
Non-current liabilities:	620,946	620,946	620,946	356,620	(1,862,838)	356,620
Total liabilities	620,981	620,946	620,946	528,584	(1,862,838)	528,619
Total Mezzanine equity	1,499,109	—	—	158,643	—	1,657,752
Total deficit	(2,120,055)	(620,946)	(620,946)	(620,954)	1,862,838	(2,120,063)
Total liabilities, mezzanine equity and deficit	35	—	—	66,273	—	66,308
	As of December 31, 2022
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	—	—	—	2,486	—	2,486
Accounts receivable, net	—	—	—	28,273	—	28,273
Other current assets	—	—	—	16,981	—	16,981
Non-current assets	—	—	—	878	—	878
Total assets	—	—	—	48,618	—	48,618
Accounts payable	—	—	—	43,202	—	43,202
Other current liabilities	—	—	—	100,406	—	100,406
Non-current liabilities:	502,023	502,023	502,023	330,371	(1,506,069)	330,371
Total liabilities	502,023	502,023	502,023	473,979	(1,506,069)	473,979
Total Mezzanine equity	1,472,642	—	—	76,671	—	1,549,313
Total deficit	(1,974,665)	(502,023)	(502,023)	(502,032)	1,506,069	(1,974,674)
Total liabilities, mezzanine equity and deficit	—	—	—	48,618	—	48,618
	For the Six Months Ended June 30, 2024
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net Revenues	—	—	—	150,165	—	150,165
Net loss	(14,054)	(14,054)	(14,054)	(14,027)	42,162	(14,027)
	For the Year Ended December 31, 2023
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net Revenues	—	—	—	304,853	—	304,853
Net loss	(36,950)	(36,950)	(36,950)	(36,949)	110,850	(36,949)

	For the Year Ended December 31, 2022
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net Revenues	—	—	—	245,217	—	245,217
Net loss	(24,830)	(24,830)	(24,830)	(19,832)	74,490	(19,832)
	For the Six Months Ended June 30, 2024
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net cash used in operating activities	60	—	—	(10,691)	—	(10,631)
Net cash used in investing activities	—	—	—	(18)	—	(18)
Net cash provided by financing activities	—	—	—	16,562	—	16,562
	For the Year Ended December 31, 2023
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net cash used in operating activities	35	—	—	(45,831)	—	(45,796)
Net cash used in investing activities	—	—	—	(112)	—	(112)
Net cash provided by financing activities	—	—	—	50,067	—	50,067
	For the Year Ended December 31, 2022
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net cash used in operating activities	—	—	—	(22,017)	—	(22,017)
Net cash used in investing activities	—	—	—	—	—	—
Net cash provided by financing activities	—	—	—	22,492	—	22,492

The following financial information of the VIE and its subsidiaries was included in the consolidated financial statements:

	As of December 31,			As of June 30,
	2022	2023		2024
	RMB	RMB	US$	RMB	US$
	(in thousands)
Current assets	47,740	59,418	8,176	48,177	6,629
Non-current assets	878	6,890	948	8,429	1,160
Total assets	48,618	66,308	9,124	56,606	7,789
Current liabilities	143,608	171,998	23,668	177,859	24,474
Non-current liabilities	330,371	356,620	49,073	354,743	48,814
Total liabilities	473,979	528,618	72,741	532,602	73,288
Net deficit	(425,361)	(462,310)	(63,616)	(475,996)	(65,499)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2022	2023		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Revenues	245,217	304,853	41,949	127,831	150,165	20,663
Gross profit	54,861	38,722	5,328	19,567	24,341	3,349
Net loss	(19,832)	(36,949)	(5,084)	(21,708)	(14,027)	(1,930)
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2022	2023		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(22,017)	(45,796)	(6,302)	(29,388)	(10,631)	(1,463)
Net cash used in investing activities	—	(112)	(15)	—	(18)	(2)
Net cash provided by financing activities	22,492	50,067	6,889	45,746	16,562	2,279

Assets Transfer Between VIE and Other Consolidated Entities

To date, we have not distributed any earnings or settled any amounts owed under the Contractual Arrangements. We do not have any plan to distribute earnings or settle amounts owed under the VIE agreements in the foreseeable future. We do not have any cash flows or transfers of other asset between the VIE and our WFOE for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, and there is no dividends or distributions that the VIE or its subsidiaries have made to our company. As of the date of this prospectus, there is no cash flows or transfers of other assets among the Company, our Hong Kong subsidiary, our WFOE and the VIE, and there is no dividends or distributions that the VIE or its subsidiaries have made to our company. In addition, we have not made any dividends or distributions to U.S. investors.

We currently do not have cash management policies in place that dictate how funds are transferred between the Company, our Hong Kong subsidiary, our WFOE, the VIE, and the investors, including potential U.S. investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. For details, see “Corporate History and Structure — Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors.”

Dividends or Distributions Made to Us and U.S. Investors and Tax Consequences

To date, the VIE has not paid any service fees to us. In addition, we have not made any dividends or distributions to U.S. investors.

In addition, subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investor with respect to the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of the current or accumulated earnings and profits of us and the VIE, as determined under United States federal income tax principles. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. All of our income and income of the VIE is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. See also “— Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like our WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiary and VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiary and the VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiary and the VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

To the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations imposed by the governmental authorities on the ability of us, our PRC/Hong Kong subsidiaries or the VIE to transfer cash. Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

The following diagram illustrates the typical fund flow among our WFOE, and Qilekang Digital Health.

Dual-Class Voting Structure

As of the date of this prospectus, our outstanding share capital consists of Class A ordinary shares, Class B ordinary shares and preferred shares, and Mr. Zhenyang Shi and Ms. Li Xu beneficially owns all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares will constitute approximately             % of our total issued and outstanding ordinary shares and             % of the aggregate voting power of our total issued and outstanding ordinary shares immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to 20 votes, subject to certain conditions, and is convertible into one Class A ordinary share at any time by the holder thereof. Holders of Class B ordinary shares need to keep holding at least             % of total outstanding ordinary shares in order to continue to control the outcome of matters submitted to shareholders for approval, including mergers and consolidations and election of directors.

The Holding Foreign Companies Accountable Act

On December 16, 2021, the Public Company Accounting Oversight Board (United States), or the PCAOB, issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis. Our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021. The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. In accordance with the HFCAA, trading in our ADSs on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist our ADSs. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB also vacated its previous determinations issued in December 2021. Therefore, until such time as the PCAOB issues any new determination, we are at no risk of having our securities subject to a trading prohibition under the HFCAA. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In addition, on December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCAA to reduce the number of consecutive years an issuer can be identified a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market. For more details, see “Risk Factors — Risks Related to Our Business and Industry — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act, if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges may determine to delist our securities.”

Implication of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. See “Risk Factors — Risks Related to Our ADSs and This Offering — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.”

Corporate Information

Our principal executive offices are located at Yongxu Industrial Park, No.19-23, Hejing Road, Dongsha Street, Liwan District, Guangzhou 510000, People’s Republic of China. Our telephone number at this address is +86 020-6231 2277. Our registered office in the Cayman Islands is located at Sanne Trustees (Cayman) Limited, 3rd Floor, Citrus Grove, 106 Goring Avenue, PO Box 492, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.7lk.com. The information contained on our website is not a part of this prospectus.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to            additional ADSs representing            Class A ordinary shares from us.

Except where the context otherwise requires, and for purposes of this prospectus only:

•        “ADRs” refers to the American depositary receipts that evidence the ADSs;

•        “ADSs” refers to the American depositary shares, each of which represents            Class A ordinary shares;

•        “China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; the only instances in which Hong Kong, Macau and Taiwan are not included in the definition of “China” or “PRC” is when we reference specific laws and regulations that have been adopted by the People’s Republic of China and other legal and tax matters related to the People’s Republic of China;

•        “Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.0001 per share;

•        “Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.0001 per share;

•        “contracted doctors” refers to doctors who had registered on our platform, submitted complete qualification certificates, and passed our background checks, qualification verifications and in-role trial evaluation. These doctors are therefore able to conduct medical prescription diagnoses and treatments on our platform;

•        “doctors issuing prescriptions” refers to doctors who have issued prescriptions to patients;

•        “GMV” refers to gross merchandise value, which is the total value of all orders for products and services placed with us, regardless of whether the goods are sold or delivered;

•        “mature doctors” refers to doctors who have issued prescriptions to more than 20 transacting patients in a month;

•        “number of consultations” refers to the number of consultations that patients had on our platform;

•        “number of prescriptions issued” refers to the number of prescriptions issued on our platform;

•        “ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

•        “PomDoctor,” “the Company,” “we,” “us,” “our company” or “our” refers to POMDOCTOR LIMITED, a Cayman Islands exempted company, and its subsidiaries and their respective subsidiaries, as the context requires;

•        “registered doctors” refers to doctors who have registered on our platform;

•        “registered patients“ refers to patients who have registered on our platform. Such patients may not have had doctor-patient consultations or purchased pharmaceutical products on our platform;

•        “Renminbi” or “RMB” refers to the legal currency of China;

•        “transacting patients” refers to registered patients who have purchased pharmaceutical products on our platform;

•        “U.S. dollars” or “US$” refers to the legal currency of the United States;

•        “the VIE” refers to the variable interest entity, namely Guangzhou Qilekang Digital Health Medical Technology Co., Ltd., a limited liability company established under PRC law, or “Qilekang Digital Health”; and

•        “WFOE” refers to wholly foreign-owned enterprise, and “Guangzhou WFOE/our WFOE” refers to Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd.

Our reporting currency is Renminbi. This prospectus contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2672 to US$1.00, the exchange rate in effect as of June 28, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. Due to rounding, numbers presented throughout this prospectus may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares issued and outstanding immediately after this offering

          ordinary shares, comprised of           Class A ordinary shares and           Class B ordinary shares (or           ordinary shares if the underwriters exercise their option to purchase additional ADSs in full, comprised of           Class A ordinary shares and Class B ordinary shares) and excluding           ADSs underlying the Representative’s Warrants (or           ADS if the underwriters exercise their option to purchase additional ADSs in full). This number assumes the conversion, on a one-for-one basis, of all of our outstanding preferred shares into our Class A ordinary shares immediately prior to the completion of this offering.

The ADSs

Each ADS represents           Class A ordinary shares, par value US$0.0001 per share.

The depositary will hold the underlying Class A ordinary shares represented by your ADSs. You will have rights as provided in the deposit agreement between us, the depositary, and holders and beneficial owners of ADSs from time to time.

We do not expect to pay any cash dividends on our Class A ordinary shares in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any such exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

We expect that we will receive net proceeds of approximately US$          million from this offering, or approximately US$          million if the underwriters exercise their option to purchase additional ADSs in full, assuming an initial public offering price of US$           per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for our supply chain stocking, the expansion of our departmental and geographic coverage, research and development, as well as working capital and general corporate purposes. See “Use of Proceeds” for more information.

Lock-up

[We, our directors and executive officers, our current shareholders who hold five percent (5%) or greater of either class of the Company’s ordinary shares or securities convertible into ordinary shares immediately prior to this offering have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days, in the case of our directors, executive officers, and current shareholders, or for a period of 90 days, in the case of us or any successors of us, from the commencement of sales of this offering, subject to certain exceptions. In addition, we will not authorize or permit Citibank, N.A., as depositary, to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we expressly consent to such deposit or issuance and we have agreed not to provide such consent without the prior written consent of the representative on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares. See “Shares Eligible for Future Sales” and “Underwriting.”]

Representative’s Warrants

We have also agreed to issue to Revere Securities LLC and its affiliates or employees warrants to purchase a number of ADSs equal to       % of the total number of ADSs sold in this offering, including any ADS issued upon exercise of the underwriters’ over-allotment option. See “Underwriting” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.
Listing

We have applied for listing of the ADSs on the Nasdaq Stock Market under the symbol “POM.” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2025.
Depositary	Citibank, N.A.

The number of ordinary shares that will be outstanding immediately after this offering:

•        is based on            issued and outstanding ordinary shares (including            Class A ordinary shares and            Class B ordinary shares) as of the date of this prospectus, assuming the automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•        includes            Class A ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations and comprehensive loss data and summary consolidated cash flow data for the years ended December 31, 2022 and 2023 and summary consolidated balance sheets data as of December 31, 2022 and 2023 have been derived from our (including the VIE’s) audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations and comprehensive loss data and summary consolidated cash flow data for the six months ended June 30, 2023 and 2024, and summary consolidated balance sheets data as of June 30, 2024 have been derived from our (including the VIE’s) unaudited interim consolidated financial statements included elsewhere in this prospectus. You should read this “Summary Consolidated Financial Data” section together with our (including the VIE’s) consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our (including the VIE’s) consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our and the VIE’s historical results are not necessarily indicative of results expected for future periods.

The following table presents our (including the VIE’s) summary consolidated statements of operations and comprehensive loss data for the periods indicated.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2022	2023		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss Data
Net revenues	245,217	304,853	41,949	127,831	150,165	20,663
Cost of revenues	190,355	266,131	36,621	108,264	125,824	17,314
Gross profit	54,862	38,722	5,328	19,567	24,341	3,349
Operating expenses:
Sales and marketing expenses	47,459	43,679	6,011	22,057	24,885	3,424
General and administrative expenses	7,409	12,314	1,694	8,401	6,836	941
Research and development expenses	3,588	3,371	464	1,867	1,508	207
Impairment loss on long-lived assets	—	1,107	152	—	18	2
Impairment loss on long-term investment	—	500	69	—	—	—
Total operating expenses	58,456	60,971	8,390	32,325	33,247	4,574
Loss from operations	(3,594)	(22,249)	(3,062)	(12,758)	(8,906)	(1,225)
Other income (expenses):
Other income	20	164	23	22	1,078	148
Other expense	(515)	(1,337)	(184)	(1,372)	(34)	(5)
Interest expense	(16,023)	(13,849)	(1,906)	(7,915)	(6,179)	(850)
Government grants	280	322	44	315	14	2
Total other expense, net	(16,238)	(14,700)	(2,023)	(8,950)	(5,121)	(705)

Loss before income tax	(19,832)	(36,949)	(5,085)	(21,708)	(14,027)	(1,930)

Income tax expense	—	—	—	—	—	—
Net loss	(19,832)	(36,949)	(5,085)	(21,708)	(14,027)	(1,930)
Accretion to redemption value of mezzanine equity	(105,680)	(108,440)	(14,922)	(52,406)	(52,695)	(7,251)
Less: Net (loss) income attributable to noncontrolling interests	(2)	1	—	(2)	28	4
Net loss attributable to the PomDoctor Limited’s ordinary shareholders	(125,510)	(145,390)	(20,007)	(74,112)	(66,750)	(9,185)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2022	2023		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Net loss	(19,832)	(36,949)	(5,085)	(21,708)	(14,027)	(1,930)
Other comprehensive income (loss):
Total other comprehensive income (loss)	—	—	—	—	(4)	(1)
Total comprehensive loss	(19,832)	(36,949)	(5,085)	(21,708)	(14,031)	(1,931)
Accretion to redemption value of mezzanine equity	(105,680)	(108,440)	(14,922)	(52,406)	(52,695)	(7,251)
Less: comprehensive (loss) income attributable to noncontrolling interests	(2)	1	0	(2)	28	4
Comprehensive income attributable to the PomDoctor Limited’s ordinary shareholders	(125,510)	(145,390)	(20,007)	(74,112)	(66,754)	(9,186)

Loss per share
Basic and diluted	(31.05)	(35.97)	(4.95)	(18.34)	(16.52)	(2.27)

Weighted average number of ordinary shares outstanding
Basic and diluted	4,042	4,042	4,042	4,042	4,042	4,042

The following table presents our (including the VIE’s) summary consolidated balance sheets data as of the dates indicated.

	As of December 31,			As of June 30,
	2022	2023		2024
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data
Cash and cash equivalents	2,486	6,717	924	12,714	1,750
Total current assets	47,740	59,418	8,176	47,832	6,582
Total assets	48,618	66,308	9,124	56,261	7,742
Total current liabilities	143,608	171,998	23,668	177,859	24,474
Total liabilities	473,979	528,618	72,740	532,602	73,288
Total mezzanine equity	1,549,313	1,657,753	228,114	1,710,448	235,366
Total deficit	(1,974,674)	(2,120,063)	(291,730)	(2,186,789)	(300,912)
Total liabilities, mezzanine equity and deficit	48,618	66,308	9,124	56,261	7,742

The following table presents our (including the VIE’s) summary consolidated statements of cash flow data for the periods indicated.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2022	2023		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(22,017)	(45,796)	(6,302)	(29,388)	(10,631)	(1,462)
Net cash used in investing activities	—	(112)	(15)	—	(18)	(2)
Net cash provided by financing activities	22,492	50,067	6,889	45,746	16,562	2,279
Effect of exchange rate changes	—	—	—	—	(4)	(1)
Net increase in cash and cash equivalents and restricted cash	475	4,159	572	16,358	5,909	814
Cash and cash equivalents and restricted cash at the beginning of the year/period	2,171	2,646	364	2,646	6,805	936
Cash and cash equivalents and restricted cash at the end of the year/period	2,646	6,805	936	19,004	12,714	1,750

RISK FACTORS

An investment in PomDoctor involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in PomDoctor. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The report of our independent registered public accounting firm on our consolidated financial statements for the years ended December 31, 2022 and 2023 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue, it is likely that investors will lose all of their investment.

For the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024, we have incurred net losses of RMB19.8 million, RMB36.9 million (US$5.1 million), RMB21.7 million and RMB14.0 million (US$1.9 million), respectively. Our working capital deficit was RMB95.9 million, RMB112.6 million (US$15.5 million) and RMB130.0 million (US$17.9 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively. In addition, we obtained loans from our related parties at interest rate between 0.00% to 20.00%. See “Related Party Transactions — Other Related Party Transactions” for details. Our cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet our obligations as they become due for the next twelve months.

Our auditor, Marcum Asia CPAs LLP, has included in their report on our consolidated financial statements for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024 that there is “substantial doubt about our ability to continue as a going concern”. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include as follows: (i) from July 1, 2024 to October 15, 2024, we obtained loans from related parties and third parties amounting to RMB4.9 million, with one-year loan period and interest rates variable from 0.00% to 18.00%; and (ii) we are attempting to improve our business profitability, our ability to generate sufficient cash flow from our operations to meet our operating needs on a timely basis, obtain additional working capital funds through debt and equity financings in order to meet our anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. If we are unable to achieve these goals, our business will be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors will lose their investment.

Maintaining customers’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand.

We have developed a comprehensive platform that connects users with various healthcare providers and delivers cost-effective and customized healthcare solutions, and have cultivated a vibrant ecosystem around it. We have been building our brand name and reputation for our ecosystem as we believe that our ability to maintain customers’ trust in our ecosystem is critical to our success in the rapidly expanding Internet healthcare market in the PRC and globally. Our ability to maintain customers’ trust in our ecosystem is primarily affected by the following factors:

•        our ability to maintain superior customer experience and the quality of services and products provided through our platform, including the delivery of care;

•        the breadth of offerings of our services and products and their efficacy in addressing our customers’ needs and meeting their expectations;

•        the reliability, security and functionality of our platform;

•        our ability to adopt new technologies or adapt our information infrastructure to changing user requirements or emerging industry standards;

•        the strength of our consumer protection measures; and

•        our ability to increase brand awareness among existing and potential customers through various marketing and promotional activities.

Any loss of trust in our ecosystem could harm the value of our brand and reputation, result in participants ceasing to utilize our platform as well as reducing the level of their activity in our ecosystem, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, there can be no assurance that our brand promotion efforts would be effective. Such efforts may be expensive, which may, in turn, materially and adversely affect our financial condition and results of operations.

Any negative review, comment or allegation about our company, doctors on our platform, hospital network, service providers in our consumer healthcare business and direct sales suppliers, among others, or services and products offered over our platform by the media, on social networks or other public online forums may harm our brand, reputation and public image. We may also face challenges from others seeking to profit from, or defame, our brand. Any of the foregoing may result in loss of potential and existing customers or business partners for our ecosystem and, in turn, have a material adverse effect on our business, financial condition, results of operations and prospects.

We are in the early stage of development with a limited operating history in an emerging and dynamic “Internet + healthcare” industry, and our historical results of operations and financial performance are not indicative of future performance.

We operate in the emerging and dynamic Internet hospital, Internet chronic disease management and digital healthcare industries in China. These industries are relatively new, and it is uncertain whether such industries would achieve and sustain high levels of demand, consumer acceptance and market reaction. We have experienced continuous growth in 2022 and 2023 and the six months ended June 30, 2024. For example, our accumulated registered patients increased from over 2.1 million as of December 31, 2022 to over 2.2 million as of December 31, 2023 and June 30, 2024, and our accumulated transacting patients increased from approximately 638 thousand to approximately 654 thousand and further to approximately 683 thousand in the same periods.

Although our business has grown in the past, due to our limited operating history, our historical growth and past revenues may not be indicative of our future performance. In addition, we cannot assure you that we can successfully continue to implement our business model. As the market and our business develop, we may modify our platform, products and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as an early stage company operating in emerging and dynamic industries, including, among other things, our ability to attract and retain users, create value for participants in our ecosystem and increase monetization, navigate an evolving regulatory environment, provide high-quality products and satisfactory services, build up our reputation and promote our brand, and anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

While the PRC Internet healthcare market is in an early stage of development, it is, and is expected to be increasingly competitive. Our key competitors include, but are not limited to, pharmaceutical retail companies (such as traditional offline pharmacies and online platforms) and companies that offer online healthcare services. These companies may have greater financial, technical, research and development, marketing, distribution, retail and other resources than we do. They may also have longer operating histories, a larger user base or broader and deeper market coverage. As a result, our competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards or user requirements than us and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when we expand into other markets, we will face competition from new competitors, domestic or foreign, who may also enter markets where we currently operate or will operate.

In addition, many operators in the healthcare industry have consolidated in recent years to create larger healthcare enterprises with greater bargaining power, which has resulted in greater pricing pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further competitive pressure. New partnerships and strategic alliances in the healthcare industry also can alter market dynamics and adversely impact our businesses and competitive positioning.

Any significant increase in competition may have a material adverse effect on our revenue and profitability as well as on our business and prospects. We cannot assure you that we will be able to continually distinguish our products and services from those of our competitors, preserve and improve our relationships with various participants in the healthcare value chain, or increase or even maintain our existing market share. We may lose market share, and our financial condition and results of operations may deteriorate significantly if we fail to compete effectively.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our platform generates and processes a large amount of personal, transaction, demographic and behavioral data. Sensitive user information in our business operations is stored in the Internet data center established and owned by us. Such information includes, but is not limited to, personal information (such as user name, cell phone number, delivery address, age and gender), consultation record, order record and activity log. We have kept all sensitive user information in our database such as order record and consultation record since inception. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges from consultations, transactions and other activities on our platform, including:

•        protecting the data in and hosted on our system, including against attacks on our system by external parties or improper behavior by our employees;

•        addressing concerns related to privacy and sharing, safety, security and other factors; and

•        complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

In the PRC, the rules governing the collection, use, disclosure or security of personal information are separately stipulated in various laws, regulations and rules. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

On December 28, 2021, the Cyberspace Administration of China and 12 other relevant PRC governmental authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our overseas listing pursuant to the Cybersecurity Review Measures.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which came into effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, or the PIPL, which came into effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects and regulatory authorities may order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition. While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

In addition, our terms of service concerning the collection, use and disclosure of user data are posted on our mobile app, WeChat mini program and WeChat Official Account. Currently, we ask for users’ consent to our privacy policy via pop-up windows, and we are working on incorporating additional features to further enhance privacy protection, including allowing users to withdraw their consent from in-app channels. Any failure, or perceived failure, by us to comply with our privacy policies or any applicable regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business model or practices, increase our costs and severely disrupt our business. As we expand our operations, we may be subject to additional laws in other jurisdictions where our users and business partners of our ecosystem are located. The laws, rules and regulations of other jurisdictions may impose on us more stringent or conflicting requirements with harsh penalties for non-compliance than those in the PRC, and the compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

According to the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation), level three information security protection shall be implemented for internet hospital information systems in accordance with the relevant national laws, regulations and provisions. According to the Administrative Measures for the Hierarchical Protection of Information Security, where the operator or user of an information system of level three or above fails to complete the record-filing or examining and approving procedures as required, the public security organ, the state secrecy department and the state cryptography administration shall, according to the division of work among them, order it to correct within a certain time limit, failing which, the operator or user shall be given a warning, the superior department in charge shall be informed of the relevant situation, and the directly liable person in charge and other directly liable persons shall be penalized as advised and the penalty result shall be report in a timely manner. To this end, we have implemented level three information security protection standard for each of our Internet hospital and pharmaceutical supply chain’s information system to achieve full compliance with regulatory requirements.

We have incurred operating losses in the past, expect to incur operating losses in the future, and may not be able to achieve or maintain profitability.

We began commercial operations in 2010 and have experienced net losses, negative cash flows from operations in 2022, 2023 and the six months ended June 30, 2024, and net current liabilities as of December 31, 2022 and 2023 and June 30, 2024. In 2022, 2023 and the six months ended June 30, 2023 and 2024, we had a net loss of RMB19.8 million, RMB36.9 million (US$5.1 million), RMB21.7 million and RMB14.2 million (US$1.9 million), respectively. During the same periods, we had negative operating cash flows of RMB22.0 million, RMB45.8 million (US$6.3 million), RMB29.4 million and RMB10.6 million (US$1.5 million), respectively. Furthermore, we had net current liabilities of RMB95.9 million, RMB112.6 million (US$15.5 million), and RMB130 million (US$17.9 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively. We expect our operating expenses to increase in the future as we expand our operations. Furthermore, after the Listing, we may incur additional compliance, accounting, and other expenses that we did not incur as a private company. If our revenue does not grow at a greater rate than our expenses, we may not be able to achieve and maintain profitability. We may incur considerable losses in the future for various reasons, many of which may be beyond our control. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in the future. If our cost of sales and expenses continuously exceed our revenue, our business may be materially and adversely affected, and we may not be able to achieve or maintain profitability.

We have incurred significant advertising expenses through our collaboration with Focus Media in the past and may not be able to conduct our advertising and marketing activities cost-effectively.

As we operate in an intensely competitive market, we need to provide incentives to attract doctors and users, and conduct promotion and advertising activities to enhance our brand recognition. As a result, our sales and marketing expenses are a significant component of our operating expenses. In particular, in February 2020, we entered into an advertising framework agreement with Focus Media, pursuant to which Focus Media agreed to provide advertising service and we agreed to pay for the advertising service fee during the term from February 29, 2020 to February 28, 2021. As impacted by COVID-19, a large number of patients could not go to hospital and may seek alternative ways of on-site visit with doctors in the hospital. We believe this would be an opportunity to increase our brand recognition by cooperating with Focus Media. During the contract term, we together with Focus Media launched various advertising programs such as property advertising, smart screen advertising and elevator advertising, and incurred advertising fee of RMB221.0 million. However, such brand promotion and marketing activities may not be well received by customers and may not result in the levels of sales that we anticipate. Failure to conduct sales and marking activities in a cost-effective manner could reduce our market share and materially and adversely affect our financial condition, results of operations and profitability.

Our collaboration with Focus Media ended in February 2021 and we do not expect to launch similar advertising and marketing campaigns in the future. Going forward, we will assess the marketing and media effectiveness continuously based on web traffic, conversion rates, return on investment and other performance metrics as applicable, and we strive to optimize the efficiency of our advertising and marketing expenditures based on such data.

If our solution does not drive customers’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected.

Our business is highly dependent on the receptiveness of our customers to our services and products as well as their willingness to use, and to increase the frequency and extent of their utilization of, our solution. Their degree of receptiveness to our services and products depends on a number of factors, including the demonstrated accuracy and efficacy of our offerings compared to those of others, turnaround time, cost-effectiveness, convenience and marketing support. In addition, negative publicity concerning our solution or the Internet healthcare market as a whole could limit market acceptance of our solution, especially that of the online consultation business. Meanwhile, there can be no assurance that our efforts and ability to demonstrate the value of our solution and the relative benefits of our services and products over those of our competitors to our customers would be successful. We may fail to achieve an adequate level of acceptance by our customers of our services and products, and we may not be able to effectively expand the registered user base, promote user engagement or convert registered patients to transacting patients. Consequently, our business may not develop as expected, or at all, and our business, financial condition or results of operations may be materially and adversely affected.

The success of our business also hinges on our ability to provide superior customer experience, which depends on our ability to continue to deliver quality care to our users, to maintain the quality of our services and products, to source services and products that are responsive to customer demands, and to provide timely and reliable delivery, flexible payment options and superior after-sales services. Such ability, in turn, depends on a variety of factors beyond our control. In particular, we rely on a number of third parties in the provision of our services and products. Their failure to provide high-quality customer experience to our customers may adversely affect our customers’ receptiveness of, and willingness to utilize, our solution, which may damage our reputation and cause us to lose customers.

In addition, we operate a customer service center to provide real-time assistance to our customers. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to high volume of inquiries from customers at peak times, our brand and customer loyalty may be adversely affected. Moreover, any negative publicity or poor feedback on our customer service may harm our brand and reputation and, in turn, cause us to lose customers and market share.

Failure to properly manage and create values for various participants in the healthcare value chain may materially and adversely affect our business.

Our results of operations depend on our ability to manage and create values for participants in the healthcare value chain and generate more monetization opportunities for us. We provide these participants, including pharmaceutical companies, healthcare product suppliers and distributors, hospitals and medical professionals, with integrated, smart solutions and services to help them create value. By integrating these solutions into and channeling these participants onto our platform, we allow all participants within the healthcare value chain, namely doctors, patients and pharmaceutical companies, to utilize the resources on our platform for all kinds of needs under the healthcare scenario, which in turn may increase monetization opportunities for us.

However, we cannot assure you that we are able to continuously manage and create value for such participants, or at all. Those participants may consider our smart solutions and other services ineffective. If we fail to manage or create value for those participants, we may not be able to increase their engagement and connection with us and deepen our penetration in the healthcare value chain, which in turn may deprive monetization venues for us to drive our revenue growth.

The digital healthcare market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed.

The digital healthcare market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, user acceptance and market adoption. Our success will depend to a substantial extent on the willingness of users to use, and to increase the frequency and extent of their utilization of, our services, as well as on our ability to demonstrate the value of our services to users, hospitals, medical professionals and other participants in the healthcare value chain. If users or healthcare service providers do not perceive the benefits of our services, or if our services do not drive user engagement, then our market may not develop at all, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns regarding patient confidentiality and privacy in the context of digital healthcare in general could limit market acceptance of our digital healthcare services. If any of these events occurs, it could have a material adverse effect on our business, financial condition or results of operations.

We may fail to attract or retain sufficient users or medical professionals for our online healthcare services.

We offer convenient access to a wide spectrum of healthcare services on our platform, which primarily include online consultation and prescription renewal. For our online healthcare services, we primarily generate revenue from users paying for our services. Therefore, our ability to acquire and retain sufficient users for our online healthcare services is critical to the continued success and growth of such services, which in turn primarily depends on the overall experience we provide to our users as well as the actual or perceived effectiveness of our services. In order to attract and retain users for our online healthcare services, we must continue to build our brand and reputation as an effective online healthcare platform, as well as effectively market and precisely target our services to prospective users. To retain and engage our user base, we must provide personalized, superior user experience, offer quality services covering a wide range of user demands and cultivate users’ stickiness to our platform. However, we cannot assure you that our users will consider their experience satisfactory or our services effective. For example, user who do not get satisfactory results following the recommendations from our online consultation and prescription renewal service may attribute such failure to the ineffectiveness of our services. In addition, some users may encounter trouble in navigating our platform or experience technical difficulties.

On the other hand, we also need to attract and retain sufficient medical professionals to our platform for our online healthcare services. Our medical team is staffed by contracted doctors on the platform who are passionate about the digital healthcare industry, possess a user service mindset and are willing to accept challenging and creative tasks. We believe our platform and online healthcare services provide compelling value propositions to those medical professionals by offering them an access to Internet traffic and an innovative healthcare venue. However, we cannot assure you that such medical professionals would be attracted to or stay at our platform. For example, as our contracted doctors have responsibilities at their hospitals, they may not be willing to set aside additional hours from their busy schedule to participate in our online healthcare services. Additionally, they may not share our vision about online healthcare services and may still stick to their traditional practices.

If we fail to address, among other things, any of the foregoing challenges, users may become frustrated by or dissatisfied with our online healthcare services, and may leave our platform without making purchases, and existing users may discontinue using our online healthcare services. Furthermore, if we fail to attract or retain sufficient number of medical professionals, our medical services may not further develop and we may not be able to provide satisfactory services or user experience. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We may become subject to medical liability claims in connection with our online healthcare services, which could cause us to incur significant expenses and be liable for significant damages if any claim is not covered by insurance.

We face risks of medical liability claims against our contracted doctors on the platform and us in connection with our online healthcare services. In particular, our contracted doctors may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability claims. We do not carry insurance covering medical malpractice claims and professional liability insurance for doctors on our platform in relation to the provision of online hospital services over our platform. Professional liability insurance premiums can reach a considerable amount and may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to contracted doctors or us in the future on commercially acceptable terms, or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and contracted doctors from our operations, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

We may be subject to penalties or disputes against us for failure to manage our doctors on our platform.

The practice of doctors is strictly regulated under PRC laws, rules and regulations. Doctors who practice at medical institutions must hold practicing licenses and may only practice within the scope of their licenses and at the specific medical institutions as stated in their licenses. As advised by our PRC Legal Adviser, Han Kun Law Offices, under applicable PRC regulations, a doctor is required to register the medical institutions at which he or she practices in his or her license. If a doctor is found practicing at a medical institution not registered in his or her license, the doctor would be subject to regulatory penalties, from warning to suspension of practice and, in the worst-case scenario, revocation of licenses. A doctor practicing in multiple institutions must apply to register or file with competent in-charge administrative authorities and can only have the right to prescribe medicine at the registered or filed practicing institution. If the doctor issues a prescription in a medical institution not registered in his or her license, the relevant medical institution would also be subject to regulatory penalties, including a fine of up to RMB5,000 and, in the worst-case scenario, revocation of the medical institution’s Practicing License for Medical Institutions.

We cannot assure you that doctors on our platform will complete the registration and relevant government procedures in a timely manner, or at all, or that doctors on our platform will not practice outside the permitted scope of their respective licenses or strictly take their individual responsibilities under the applicable laws and regulations in connection with medical services, especially Internet healthcare services. Meanwhile, if doctors on our platform are found to have deficient registration or found to be practicing beyond the scope permitted by relevant authorities, they may be disciplined and lose their practicing licenses. In the event that the multi-institution practices of doctors on our platform are in breach of their contractual obligations owed to other institutions, such as non-compete obligations, we may be exposed to indemnity or other legal liabilities if we are deemed to have aided these breaches, and are therefore susceptible to legal disputes and potential damages. As a result, we may no longer be able to employ them in offering our online consultation and prescription renewal service, which could materially and adversely affect our business. In addition, there can be no assurance that we could timely find qualified replacements on commercially reasonable terms, or at all.

As of the date of this prospectus, we have implemented policies to ensure our practicing contracted doctors are permitted to issue the prescription as required under the relevant PRC regulations. Nevertheless, there can be no assurance that all of such medical professionals will strictly abide by these policies and that the relevant healthcare administrative authorities would not retrospectively find deficiency in the registration of these medical professionals and subject the relevant medical professionals and/or us to penalties, which could materially and adversely affect our business.

Our business involves sale of prescription drugs that is subject to stringent scrutiny, which may expose us to risks and challenges.

Sale of prescription drugs in China shall be subject to stringent scrutiny. In particular, under the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the CFDA in 2007, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and imposed a fine of not more than two times the value of the pharmaceuticals sold, but not more than RMB30,000. However, the newly revised Drug Administration Law abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent except that none of the drugs subject to the State’s special control may be sold online, such as vaccines, blood products, narcotic drugs, psychotropic drugs, toxic drugs for medical use, radioactive drugs and pharmaceutical precursor chemicals. In August 2022, NMPA published the Measures for the Supervision and Administration of Online Pharmaceuticals Sales or the Measures for Online Pharmaceuticals Sales which have become effective since December 1, 2022, aiming to enhance the supervision of online pharmaceutical sales and related platform services. The Measures for Online Pharmaceuticals Sales provides specific and explicit rules for the online sales of prescription drugs, which is perceived to be more conducive to online prescription drug sellers including us, but also provides certain requirements that we shall meet. The Measures for Online Pharmaceuticals Sales provides that, among others, online prescription drug sellers shall (i) ensure the accuracy and reliability of the source of e-prescription, (ii) keep records of any e-prescription for at least five (5) years and no less than one (1) year after the expiration date of the prescription drugs, and (iii) disclose safety warnings including “prescription drugs should only be purchased and used with prescriptions and guidance of licensed pharmacists” when displaying information of prescription drugs. The Measures for Online Pharmaceuticals Sales is relatively new and its implement provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty and we will closely monitor and assess the trajectory of the rule-making process. It remains uncertain that our platform is and will be in full compliance with the relevant laws and regulations or any new laws and regulations that may be enacted in the future, which are evolving and subject to uncertainties. Any failure to comply with such laws and regulations may subject us to disciplinary warnings and administrative penalties, which may in turn materially and adversely affect our business, reputation, and financial condition.

Failure of doctors on our platform to provide adequate and proper medical services on our platform may have a material and adverse effect on our reputation, business and results of operations.

Doctors on our platform and our other employees may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability claims. We do not carry and pay for any professional liability insurance covering medical malpractice claims for doctors that provide prescription renewal services on our platform. Adequate professional malpractice insurance coverage may not be available to doctors on our platform or us in the future on commercially acceptable terms, or at all.

Our business, financial condition, results of operations and reputation may be materially and adversely affected if any such claims are made against us or our medical professionals in connection with these actions that are not fully covered by insurance. With respect to contracted doctors as they often work remotely, we have limited control over them as well as the quality of their online healthcare consultation services. There can be no assurance that our risk management procedures will be sufficient to monitor their performance and control the quality of their work. In the event that our contracted doctors fail to comply with the contractual obligations and applicable laws in relation to the provision of our online consultation services, our user experience could deteriorate, and we may suffer as a result of any actual or alleged misconduct by them, which could materially and adversely affect our business, financial condition, results of operations and reputation.

We may not be able to develop our existing information infrastructure and technologies or recoup the investments we have made for such development, and failure to continue to innovate or adopt new technologies or adapt our platform to changing user requirements or emerging industry standards may materially and adversely affect our business, financial condition, results of operations and prospects.

The digital healthcare industry is characterized by rapidly changing technology, evolving industry standards and regulatory requirements, introductions of new services and products as well as changing customer demands. We are also subject to other changes and developments of the Internet healthcare, Internet, healthcare and other industries in which we operate. These changes and developments may require us to continue to innovate, and failure to do so would have a material adverse effect on our business, financial condition and results of operations.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platform. We may need to constantly upgrade our information infrastructure to provide increased scale, improved performance and additional built-in functionality of our platform and to keep pace with our business development, which may require significant investments in time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Failure to improve our information infrastructure accordingly may materially affect our ability to adopt new services and products, and could result in unanticipated system disruptions, slow response times and impaired quality of our users’ and other participants’ experiences, which may, in turn, materially and adversely affect our business, financial condition, results of operation, prospects and reputation. We invested during 2022 and 2023 and the six months ended June 30, 2024, and are expected to continually invest, significant amounts in upgrading our information infrastructure and developing our technologies. We are likely to recognize costs associated with these investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expected. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may materially and adversely affect our financial condition and results of operations.

In addition, our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business and respond to technological advances and emerging industry standards and practices, such as mobile Internet, in a cost-effective and timely way. In the future, we plan to recruit more research and development personnel in software engineering, data science, artificial intelligence and other fields to further strengthen our in-house research and development capabilities and in turn enhance our medical big data analyses and supply chain. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or user requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Our self-developed technologies are complex and may contain undetected errors or may not operate properly, which could adversely affect our business, financial condition and results of operations.

Our self-developed technology platform provides our users and other participants in our ecosystem with the ability to conduct a variety of actions essential to the operations of our business and the delivery of our solution. Self-developed technology development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and we may discover additional problems that prevent our technologies from operating properly and consequently adversely affect our information infrastructure and other aspects of our business where our technologies are applied. If our solution does not function reliably or fails to achieve customers’ and business partners’ expectations in terms of performance, we may lose existing, or fail to attract new, customers or business partners, which may damage our reputation and adversely affect our business.

Moreover, data services are complex, and those we offer may develop or contain undetected defects or errors. Material performance problems, defects or errors in our existing or new software and applications and services may arise in the future and may result from interface between our solution and systems and data that we did not develop and the function of which is beyond our control or undetected in our testing. These defects and errors, and any failure by us to identify and address them, could result in loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential customers from utilizing our solution. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain optimal inventory levels could increase our operating costs or lead to unfulfilled customer orders, either of which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We need to ensure optimal inventory levels for our business. To that end, we carry out inventory counts on a monthly basis at our storages. We also constantly monitor our potential obsolete products and are allowed to return products close to their expiration date to our suppliers.

Despite our inventory management efforts, there can be no assurance that these monitoring and related measures would be effective in ensuring fulfillment of our customers’ orders. Consequently, we are exposed to inventory risk as a result of rapid changes in product life cycles, changing consumer preferences, uncertainty of product developments and launches, manufacturer back orders and other related problems as well as the volatile economic environment in the PRC. There can be no assurance that we can accurately predict these trends and events and avoid over-stocking or under-stocking of products. Furthermore, demand for products could change significantly between the time when the products are ordered and the time when they are ready for delivery. When we begin to sell a new product, it is particularly difficult to forecast product demand accurately. We may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity. Conversely, if we underestimate customer demand or if our suppliers fail to provide products to us or deliver products to our customers in a timely manner, we may experience inventory shortages, which may, in turn, result in unfulfilled customer orders, leading to an adverse effect on our customer relationships. Our failure to maintain proper inventory levels may have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to liability for content available in our ecosystem that is alleged to be factually incorrect, socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, advertisements, information, audio-video programs and other content through the Internet. In particular, our advertising business is subject to relevant laws and regulations in the PRC. Even though we implement measures to review advertising materials in light of the relevant laws and regulations as well as our internal guidelines before they are published on our platform, such measures may not be effective and may still subject us to potential liabilities. Our business, financial condition and results of operations may suffer as a result. In addition, the Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In November 2016, China promulgated the Cyber Security Law, which came into effect on June 1, 2017, to protect cyberspace security and order. The Cyber

Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. If any of our Internet information were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions by users of the websites we operate or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating these websites in China.

In addition, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), other unlawful activity or other theories and claims based on the nature and content of information posted on our mobile portals, including news feeds, product reviews and message boards, by our participants such as our users and suppliers, among others. Regardless of the outcome of such a dispute or lawsuit, we may suffer from negative publicity and reputational damage as a result, which may adversely affect our business.

We have a limited number of key suppliers.

For the year ended December 31, 2022, two suppliers, namely Guangzhou Tongyong Pharmaceutical Co., Ltd., and Guangzhou Suize Pharmaceutical Co., Ltd., collectively accounted for 33.7% of our total purchases. For the year ended December 31, 2023, two suppliers, namely Dongguan Chaoyang Pharmaceutical Co., Ltd. and Guangzhou Suize Pharmaceutical Co., Ltd., collectively accounted for 44.0% of our total purchases. For the six months ended June 30, 2024, one supplier, namely Dongguan Chaoyang Pharmaceutical Co., Ltd., accounted for 42.7% of our total purchases. We are currently expanding our supplier base to further enhance the coverage of our product offering. However, we cannot assure you that the supplier concentration will decrease, and we may continue to rely on other major suppliers in the future. Any significant delay in delivery, the inability of our key suppliers to meet their quantity and/or quality obligations or the unavailability of alternative suppliers could hinder our business plan, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition and results of operations and prospects.

Our business is subject to governmental supervision and regulation by various PRC governmental authorities, including, but not limited to, the MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, and the NHC, National Medical Products Administration, or the NMPA, the PRC State Administration for Market Regulation, or the SAMR, the CAC, and the corresponding local regulatory authorities. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as provision of Internet information, online healthcare services, online and offline retail, sales and online operation of pharmaceutical and healthcare products, sales of food, and Internet advertisement, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses, permits, filings and registrations for, the relevant business activities.

In addition to obtaining necessary approvals, licenses and permits for conducting our business, we must comply with relevant laws and regulations. Our businesses, such as online pharmaceutical sale and online healthcare services, are subject to various and complex laws and regulations, extensive government regulations and supervision. There may be certain new requirements under relevant laws and regulations from time to time, and even if we become aware of new requirements, due to uncertainties in their interpretations and implementation, it will be difficult for us to determine what actions or omissions would be deemed as violations of applicable laws and regulations. We may also not be able to respond to evolving laws and regulations and take appropriate action in time to adjust our business model. As a result, we may be in violation or non-compliance with such laws and regulations.

Moreover, our online hospital services are subject to governmental supervision and regulation relating to both general medical institution and online hospital. In particular, according to the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation) by the NHC on July 17, 2018, Internet-based diagnosis services shall only provide re-diagnoses service after confirming that the patients have been diagnosed with one or more types of such common or chronic diseases in physical medical institutions. In addition, pursuant to the Administrative Regulations on Medical Institutions promulgated by the State Council on February 6, 2016 and its implementation rules, and the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation), medical institutions including online hospitals shall carry out diagnosis and treatment activities according to the approved and registered medical subjects. If a medical institution carries out the online re-diagnoses business with respects to certain common and chronic diseases, the doctors in such medical institution shall review the patients’ medical records, and after confirming that the patients have been diagnosed with one or more types of such common or chronic diseases in physical medical institutions, may offer re-diagnoses service to such patients for the same diagnostic results. We believe we are largely compliant with the existing applicable laws and regulations. However, it remains uncertain that our online hospital services are and will be in full compliance with the relevant laws and regulations, which are evolving and subject to changes. In addition, we have established and implemented platform policies to manage the behaviors of our doctors comply with applicable laws and regulations, but we cannot assure you that the practice of our doctors and the patients will follow these requirements under such policy. Any failure to comply with such laws and regulations or any misconduct or even fraud of our doctors and patients could result in administrative penalties against us which could materially and adversely affects our business, results of operations, financial condition and prospects.

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we have obtained or applied for or completed all the approvals, permits, licenses, filings and registrations required for conducting our business and all activities in the PRC, or that we would be able to maintain or renew or pass the annual inspections (as applicable) of our existing approvals, permits and licenses or obtain any new approvals, permits and licenses or complete filings and registrations in a timely manner if required by any future laws or regulations. If we fail to obtain and maintain approvals, licenses or permits or complete filings and registrations required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We are required by privacy and data protection laws in China to ensure the confidentiality, integrity and availability of the information of our users, customers and other data, which is also essential to maintaining their confidence in our online services. However, the interpretation and application of such laws in China are often uncertain and in flux.

In addition to Cyber Security Law, the PRC Data Security Law and the PRC Personal Information Protection Law and other relevant laws and administrative regulations, the PRC governmental authorities also formulated certain specific standards and rules on data protection. The SAMR, and the PRC Standardization Administration jointly issued the Standard of Information Security Technology — Personal Information Security Specification (2020 edition), which took effect on October 1, 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. Furthermore, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. According to these provisions, no person or entity is allowed to produce, release, or disseminate information that infringes upon the personal information security of children aged below 14. Network operators collecting, storing, using, transferring, or disclosing children’s personal information are required to enact special protections for such information.

In addition to the laws and regulations, the PRC government may also carry out special rectifications on the illegal collection and use of any personal data. For example, the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Apps was issued with effect on January 23, 2019 and commenced coordinated efforts among the CAC, the MIIT, the PRC Ministry of Public Security, and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout China. On October 31, 2019, the MIIT also issued the Notice on the Special Rectification of Mobile Apps Infringing Users’ Rights and Interests, pursuant to which application providers were required to promptly rectify issues that the MIIT designated as infringing application users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. In July 2020, the MIIT issued the Notice on Conducting Special Rectification Actions in Depth Against the Infringement upon Users’ Rights and Interests by Applications, to rectify the following issues: (i) illegal collection and use of personal information of users by an application and a software development kit, (ii) setting up obstacles and frequently harassing users, (iii) cheating and misleading users, and (iv) inadequate implementation of application distribution platforms’ responsibilities.

The above laws and regulations and recent events and pronouncements indicate greater oversight by Chinese regulators in terms of data protection and cybersecurity. Such laws, regulations and associated interpretation and implementation are evolving rapidly and may place restrictions on our business operations and the manner in which we interact with our patients.

There remain uncertainties regarding further interpretation and implementation of those laws and regulations. For example, it should be noted that “core data” and “important data” are important concepts in the PRC Data Security Law. The scopes of these concepts are yet to be determined and need more interpretation from the competent governmental authorities. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether we should obtain such clearance as a listed company in the United States and whether such clearance can be timely obtained, or at all. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also publicize, from time to time, their monitoring results and require relevant enterprises listed in such notices to rectify non-compliance. If any of our mobile apps are not in compliance with these regulations, we could be subject to penalties, including revocation of our business licenses and permits. In addition, compliance with any additional laws could be expensive and any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings, penalties and legal liabilities against us. As a result, our business, financial condition, and results of operations could be materially and adversely affected. Besides, any negative publicity about our platform’s safety or privacy protection mechanism and policy could harm our public image and reputation.

We or our directors or senior management may from time to time become party to litigation, other legal or administrative disputes and proceedings that may materially and adversely affect our reputation, business, financial condition or results of operations.

Our business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to medical disputes, fraud and misconduct, sales and user services and control procedures deficiencies, as well as the protection of personal and confidential information of our users and business partners, among others. We may be subject to claims and lawsuits in the ordinary course of our business, and we may also be subject to inquiries, inspections, investigations and proceedings by relevant regulatory and other governmental agencies. Actions brought against us may result in settlements, injunctions, fines, penalties or other results adverse to us that could harm our business, financial condition, results of operations and reputation. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant to us. A significant judgment or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against our directors, officers or employees would have a material adverse effect on our liquidity, business, financial condition, results of operations, reputation and prospects. In addition, events or activities attributed to our Directors or senior management, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

We may not have sufficient insurance coverage to cover our business risks, which could expose us to significant costs and business disruptions.

We have obtained or caused relevant counterparties to obtain insurance to cover certain potential risks and liabilities, such as professional liability insurance for our doctors in connection with their provision of medical consultation services over our platform, and product liability insurance for us with respect to certain products sold under our direct sale model. However, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for all of our operations in the PRC, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property (which we have ownership or legal rights to use) as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in online retail, pharmaceutical and Internet healthcare industries in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It may often take a long time or high cost to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to different and varying applications and interpretations in different parts of China. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. There can be no assurance that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in the PRC or any other jurisdictions as applicable. Furthermore, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in the PRC are still evolving, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, which may materially and adversely affect our business, financial condition and results of operations.

In addition, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses may require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, financial condition and results of operations.

We rely heavily on technology, particularly the Internet, to provide high-quality online services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access and other similar events. Disruptions to, or instability of, our technology or external technology that supports the offering of our online services and products could materially harm our business and reputation.

Although we have employed significant resources to develop security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. As of the date of this prospectus, we had not been subject to these types of attacks that had materially and adversely affected our business operations. However, there can be no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and user dissatisfaction.

In addition, we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our users or other participants of our ecosystem, or the information infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches may harm our reputation and business, and materially and adversely affect our financial condition and results of operations.

User growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our users specifically, have increased significantly, and we expect this trend to continue. To optimize the online hospital visitation experience, we may need to attract our users to download mobile apps or follow our WeChat official account for their particular devices as opposed to accessing our sites from an Internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating the mobile apps that we operate into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app download stores, if the mobile apps we operate receive unfavorable treatment compared to competing apps on the download stores, or if we face increased costs to distribute or have users use mobile apps that we operate. We are further dependent on the interoperability of the sites we operate with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our users to access and use our sites on their mobile devices, or if our users choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, as well as the effectiveness of mobile operating systems and networks.

Almost all access to mobile and Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s public communications networks, such as mobile, Internet or the fixed telecommunications networks. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the public communications infrastructure in China will be able to support the demands associated with the continued growth in usage. In addition, we have no control over the costs of the services provided by public communications service providers. If the prices we pay for their services rise significantly, our financial performance may be adversely affected. Furthermore, if mobile access fees or other charges to mobile users increase, our user traffic may decline and our business may be harmed.

We may not be able to conduct our marketing activities cost-effectively and we are subject to limitations in promoting our business.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our services and products. However, our brand promotion and marketing activities may not be well received by customers and may not result in the levels of sales that we anticipate. Meanwhile, marketing approaches and tools in the PRC Internet healthcare market are evolving, which may further require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share and materially and adversely affect our financial condition, results of operations and profitability.

We are subject to limitations in promoting healthcare-related services and products.

We are subject to certain limitations in promoting healthcare-related services and products. Doctors on our platform and other relevant parties in the provision of our medical and wellness services have to comply with rules and regulations that restrict the promotion or dissemination of information about the professional healthcare services and practice provided by licensed doctors, and the publication or marketing efforts for the predominant purpose of promoting the products or services of doctors to customers or potential customers. Such restrictions may affect our ability to further enhance our brand recognition or secure new business opportunities in the future.

Under PRC laws and regulations, all advertisements published online containing drug names, applicable symptoms treated by such drugs (major functions) or other drug-related content, and advertisements published online containing medical device names and the applicable scope, performance, structure and composition, function and other contents relevant to medical device are subject to examination by relevant government authorities. We are prohibited from publishing advertisements of prescription drugs on the websites that we operate and must ensure that any advertisement of medical treatment, drugs or medical devices does not include any assertion or guarantee as to the function and safety or any statement of curative rate and effectiveness of such medical treatment, drugs or medical devices. Any violation of advertisement-related laws and regulations may subject us to fine, or even suspension of our business or revocation of our business license.

Meanwhile, during 2021 and 2022, we engaged in a series of Internet and building advertising campaigns with several advertisers to enhance our customer recognition and brand loyalty in Guangdong Province and first-tier cities in China. Such campaigns involve online keyword and advertorial promotions and building and elevator advertisements. However, there can be no assurance that the relevant regulatory authorities would not determine any certain of our historical methods is in violation of relevant PRC advertising laws and regulations or find us in violation of relevant PRC advertising laws and regulations, which may in turn subject us to regulatory penalties and further adversely affect our business and prospects.

If we fail to rectify and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of management’s preparation and our independent registered public accounting firm’s audits of our consolidated financial statements included elsewhere in this prospectus, three material weaknesses were identified in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, and (iii) lack of proper control of the Company’s system logical access security and system change management. This has resulted in a number of accounting errors and omissions. We are in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If our risk management system is not adequate or effective, and if it fails to detect potential risks in our business as intended, our business, financial condition and results of operations could be materially and adversely affected.

We have established our internal control system, such as an organizational framework, policies and procedures that are designed to monitor and control potential risk areas relevant to our business operations. However, due to the inherent limitations in the design and implementation of our risk management system, our risk management system may not be sufficiently effective in identifying, managing and preventing all risks if external circumstances change substantially or extraordinary events take place.

Furthermore, our new business initiatives may give rise to additional risks that are currently unknown to us, despite our efforts to anticipate such issues. If our risk management system fails to detect potential risks in our business as intended or is otherwise exposed to weaknesses and deficiencies, our business, financial condition and results of operations could be materially and adversely affected.

Our risk management also depends on effective implementation by our employees. There can be no assurance that such implementation by our employees will always function as intended or such implementation will not involve any human errors, mistakes or intentional misconduct. If we fail to implement our policies and procedures in a timely manner, or fail to identify risks that affect our business with sufficient time to plan for contingencies for such events, our business, financial condition and results of operations could be materially and adversely affected, particularly with respect to the maintenance of our relevant approvals and licenses granted by governments.

Our success depends on the continued efforts of our senior management and key employees. If one or more of our senior management or key employees were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our future success depends heavily upon the continued services of our senior management and our key employees in various corporate functions, who have contributed significantly to our current achievements. Accordingly, we believe that our ability to attract and retain key personnel is a critical factor in our competitiveness. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which could increase our operating expenses and, in turn, materially and adversely affect our financial condition and results of operations. If we are unable to attract or retain the personnel required to achieve our business objectives, our business could be severely disrupted.

Our key employees are subject to non-competition arrangements and confidentiality terms that prohibit them from disclosing company confidential and proprietary information. However, we cannot assure you that such arrangements can be fully and legally enforced. If any of our senior management or other key personnel joins or establishes a competing business, we may lose some of our customers, which may have a material adverse effect on our business.

We do not maintain key-person insurance for members of our management team. If we lose the services of any senior management, we may not be able to identify suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects and prolong our expansion strategies and plans. Furthermore, if any of our executive officers joins a competitor or forms a competing company, we may lose a significant number of our existing pharmacy users and consumers and potentially lose our substantial research and development achievements, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to recruit, train and retain qualified personnel or if we fail to do so in a cost-efficient manner, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly healthcare, technical, fulfillment, marketing and other operational personnel with experience in the online retail industry and pharmaceutical industry.

Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated personnel may lead to underperformance of our operation. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our business. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions and business needs. Any failure to address these risks and uncertainties could materially and adversely affect our financial performance and prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may not be able to detect or prevent fraud or other misconduct committed by our employees or third parties.

Fraud or other misconduct by our employees, such as unauthorized business transactions, bribery and breach of our internal policies and procedures, or by third parties, such as breach of law, may be difficult to detect or prevent. It could subject us to financial loss and sanctions imposed by governmental authorities while seriously damaging our reputation. This may also impair our ability to effectively attract prospective users, develop customer loyalty, obtain financing on favorable terms and conduct other business activities.

In particular, we may face risks with respect to fictitious or other fraudulent activities over our online hospital. For example, our users may engage in fictitious transactions by submitting false prescription to purchase prescription drugs on our platform. Users may also provide false information to medical professional on our online healthcare services in order to obtain prescriptions that they are not supposed to get. There can be no assurance that the measures we have implemented to detect and reduce the occurrence of fraudulent activities would be effective in combating fraudulent transactions or improving overall satisfaction among our direct sales suppliers and customers. In addition to fraudulent transactions with legitimate customers, our suppliers under direct sales may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their ratings on our online hospital, reputation and search results rankings. This activity may harm other third parties by enabling the perpetrating direct sales supplier to be favored over legitimate ones, may harm our customers by deceiving them into believing that a supplier is more reliable or trusted than that supplier actually is, and result in inflated GMV from our online hospitals.

Our risk management systems, information technology systems and internal control procedures are designed to monitor our operations and overall compliance. However, we may be unable to identify non-compliance or suspicious transactions promptly, or at all. Furthermore, it is not always possible to detect and prevent fraud or other misconduct committed by our employees or third parties, and the precautions we take to prevent and detect such activities may not be effective. Therefore, we are subject to the risk that fraud or other misconduct may have previously occurred but was undetected, or may occur in the future. This may materially and adversely affect our business, financial condition and results of operations.

We rely on assumptions and estimates to calculate certain key operating metrics, and inaccuracies in such metrics may harm our reputation and adversely affect our business.

Certain key operating metrics, such as the number of mature doctors, doctors issuing prescriptions, contracted doctors, and transacting patients, and the number of SKUs, and prescriptions issued in this prospectus are calculated using our internal data that have not been independently verified by third parties. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. In addition, our key operating metrics are derived and calculated based on different assumptions and estimates, and you should be cautious of such assumptions and estimates when assessing our operating performance.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in data availability, sources and methodology. If third parties do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and third parties may be less willing to allocate their resources or spending to us, which could adversely affect our business and operating results.

We may need additional capital but may not be able to obtain such on favorable terms or at all.

We may require additional cash resources if we incur operating losses or for future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and the PRC governmental regulations over foreign investment and the PRC healthcare industry, including the digital healthcare industry. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We are not in full compliance with PRC labor laws and regulations, including but not limited to labor, social insurance and housing provident fund.

Under PRC labor laws and regulations, we are required to compensate our employees and make social insurance and housing provident funds contributions on our own behalf for the benefit of our employees in full and on time. The amount we are required to contribute for each of our employees under such plan should be calculated based on the employee’s actual salary level of previous year and be subject to a minimum and maximum level as from time to time prescribed by local authorities. However, we have not been in full compliance with such laws and regulations in the past. For example, we did not pay social insurance and housing provident fund for some of our employees in accordance with their actual wage bases. The unpaid social insurance and housing provident fund was RMB3.0 million, RMB2.6 million (US$0.4 million) and RMB1.27 million (US$0.18 million) for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, respectively.

Although we have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our non-compliance in this regard, we cannot assure you that we will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding past due wages, social insurance payment or housing provident fund contributions against us, or that we will not receive any claims in respect of past due wages, social insurance payment or housing provident fund contributions under the PRC laws and regulation. In addition, we may incur additional costs to comply with such laws and regulations by the PRC Government or relevant local authorities, and we may also incur surcharges and penalties for overdue payments. Any such development could materially and adversely affect our business, financial condition and results of operations.

Our PRC subsidiaries engaged third-party human resources agencies to pay social insurance and housing provident funds for some of their employees. As of the date of this prospectus, our PRC subsidiaries had not received any notice from the local authorities or any claim or request from these employees in this regard. Under the agreements between the third-party human resources agencies and our relevant subsidiaries, the third-party human resources agencies have the obligations to pay social insurance and housing provident funds contributions for our relevant employees. However, if the human resource agencies fail to pay the social insurance or housing provident fund contributions for and behalf of our employees as required under applicable PRC laws and regulations or if our practice of having third-party human resources agencies to make social insurance and housing provident fund contributions for some of our employees is challenged by the government authorities, we may be subject to penalties imposed by the local social insurance authorities and the local housing provident fund management centers for failing to discharge our obligations in relation to payment of social insurance and housing provident funds as an employer. In addition, during the year of 2022, due to the negative impact of the COVID-19 pandemic, some of our PRC subsidiaries failed to pay labor remuneration to employees pursuant to the provisions of the labor contract and failed to promptly pay labor remuneration in full amount, which may subject us to compensation liabilities.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our offices and other corporate facilities. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could materially and adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operation could materially and adversely affect our business and operations.

We face risks related to natural disasters, health epidemics and other outbreaks, most notably those related to the outbreak of COVID-19, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in the areas where we operate.

Further, the recurrence of COVID-19 outbreaks in the areas where we operate due to the Delta and Omicron variants since December 2021 again resulted in quarantines and travel bans in the affected regions. The logistics was adversely impacted by such lockdown, which gave rise to the delayed delivery of the products in the affected areas, particularly in the second and third quarter of 2022.

We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees and temporarily allowing the government to utilize our fulfillment infrastructure and logistics services for crisis relief. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the global economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this prospectus, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We are also vulnerable to natural disasters and other calamities. If any such disaster were to occur in the future affecting Beijing, Shanghai, Shenzhen, Nanjing, or any other city where we have major operations in China, our operations could be materially and adversely affected due to loss of personnel and damages to property, including our inventory and our technology systems. Our operation could also be severely disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, or if we fail to comply with obligations under the corresponding enforcement notices on time, our business and results of operations may be materially and adversely affected.

We may be subject to regulatory actions, litigation, disputes or claims of various types brought by relevant regulatory authorities or our competitors, users, content creators, employees, or other third parties against us in the ordinary course of our business. Such regulatory actions, disputes, allegations, complaints, or legal proceedings may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business. Litigation is expensive, may subject us to the risk of significant damages, requires significant managerial resources and attention, and could materially and adversely affect our business, financial condition, and results of operations. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act, if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges may determine to delist our securities.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. In accordance with the HFCAA, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCAA, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued its determinations

(the “PCAOB Determinations”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis. Our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of or amendments to the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCAA to reduce the number of consecutive years an issuer can be identified a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. Our independent registered public accounting firm, Marcum Asia CPAs LLP, is headquartered in the United States and has been inspected by the PCAOB on a regular basis. Although Marcum Asia CPAs LLP believes it is not subject to the PCAOB Determinations, we cannot assure you that the PCAOB will always hold the position that it is able to continuously conduct full inspections of Marcum Asia CPAs LLP. If the PCAOB determines that it lacks the full access to inspect Marcum Asia CPAs LLP and is unable to sufficiently evaluate the audits and quality control procedures of Marcum Asia CPAs LLP in the future, besides the delisting risk that we will face, we and our investors are also deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct full inspections of our auditor could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our consolidated financial statements.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB also vacated its previous determinations issued in December 2021. Therefore, until such time as the PCAOB issues any new determination, we are at no risk of having our securities subject to a trading prohibition under the HFCAA.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Related to Our Corporate Structure

If the PRC government deems that the Contractual Arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain of our businesses including value-added telecommunication services and medical institutions is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers) or more than 70% of the equity interest in a medical institution.

We are a Cayman Islands exempted company and our WFOE, is considered as a foreign-invested enterprise. Accordingly, our WFOE is not eligible to provide value-added telecommunication services, services as internet hospitals or provide certain other restricted services related to our businesses. As a result, we will conduct such business activities through the VIE in the PRC, Qilekang Digital Health.

Qilekang Digital Health is 9.96% owned by Mr. Zhenyang Shi, our Chairman and Chief Executive Officer, and 4.01% owned by Ms. Li Xu, our Financial Manager. Mr. Zhenyang Shi and Ms. Li Xu are PRC citizens. We entered into a series of Contractual Arrangements with Qilekang Digital Health and its shareholders (except for Zhongke Baiyun and General Technology), which enable us to:

•        exercise effective control over Qilekang Digital Health;

•        receive substantially all of the economic benefits of Qilekang Digital Health; and

•        have an exclusive option to purchase all or part of the equity interests in Qilekang Digital Health when and to the extent permitted by PRC law.

Because of these Contractual Arrangements, we have control over and are the primary beneficiary of Qilekang Digital Health and hence consolidate its financial results as the VIE under U.S. GAAP. For a detailed discussion of these Contractual Arrangements, see “Corporate History and Structure.” However, we could not assure you that we could assert contractual control over the assets of the VIE and its PRC subsidiaries which conduct all of our operations. If we could not assert our contractual control rights over the assets of the VIE and its PRC subsidiaries as a result of any determinations, changes or interpretations of relevant laws and regulations by the PRC government, we may not be able to conduct our business and operations, and our financial condition and results of operations would be adversely affected and the market price of our ordinary shares may decline in value or become worthless.

In the opinion of our PRC Legal Adviser, (i) the ownership structures of the VIE and Guangzhou WFOE in China that have entered into Contractual Arrangements with the VIE, Qilekang Digital Health, are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the Contractual Arrangements between Guangzhou WFOE and the VIE and its shareholders (except for Zhongke Baiyun and General Technology) governed by PRC laws are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, such contractual arrangements have not been tested in any of the PRC courts. Our PRC Legal Adviser has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC Legal Adviser. It is uncertain whether any other new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•        revoking the business and/or operating licenses of the VIE and PRC subsidiaries;

•        shutting down our services or blocking our apps/websites;

•        discontinuing or restricting our operations, or the conduct of any transactions between certain of the VIE and PRC subsidiaries;

•        imposing fines, confiscating the income from the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

•        requiring us to restructure our ownership structure or operations, including terminating the Contractual Arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE;

•        restricting or prohibiting our use of the proceeds of any of our financing outside China to finance our business and operations in China; or

•        taking other regulatory or enforcement actions that could be harmful to our business;

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our combined financial statements, if the PRC governmental authorities were to find our legal structure and Contractual Arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are unable to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE in our combined financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on Contractual Arrangements with the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on Contractual Arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including but not limited to value-added telecommunication services and other restricted services. For a description of these Contractual Arrangements, see “Corporate History and Structure.” These Contractual Arrangements may not be as effective as direct ownership in providing us with control over the VIE.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such entity, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current Contractual Arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the Contractual Arrangements with the VIE. We may replace the shareholders of the VIE at any time pursuant to our Contractual Arrangements with the VIE and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to requirements under the PRC legal system. See “— Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on our business.” Therefore, our Contractual Arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be sufficient or effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee when we exercise the purchase option pursuant to these Contractual Arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights according to the Contractual Arrangements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair our control over the VIE, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our Contractual Arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “— Risks Related to Doing Business in China — Uncertainties with respect to the enforcement of laws and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, requirements under the PRC legal system could limit our ability to enforce these Contractual Arrangements. Additionally, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

In the event we are unable to enforce our Contractual Arrangements or if we suffer significant delay or other obstacles in the process of enforcing the Contractual Arrangements, we may not be able to exert effective control over the VIE, and the ability to conduct our businesses may be negatively affected, which may have a material and adverse effect on our financial condition and results of operations.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive substantially all the economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We conduct a part of our business operations in China through the VIE and its subsidiaries by way of our Contractual Arrangements, but our Contractual Arrangements may not be enforceable under PRC laws.

All the agreements that constitute our Contractual Arrangements with the VIE, its shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures, but an arbitration proceeding is not as formal as a court proceeding and the arbitrator may apply PRC law in a manner different from a court. The requirements under the PRC legal system could limit our ability to enforce the Contractual Arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. Such contractual arrangements have not been tested in any of the PRC courts. There remain significant uncertainties regarding the ultimate outcome of such arbitration should it become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. We may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. If we are unable to enforce the Contractual Arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over the VIE and its subsidiaries, and our ability to conduct a part of our business and our financial condition and results of operations may be adversely affected.

Therefore, in the event of a breach of any agreements constituting the Contractual Arrangements by the VIE, its subsidiaries and/or shareholders, we may not be able to exert effective control over the VIE due to the inability to enforce the Contractual Arrangements, which could adversely affect our ability to conduct a part of our business.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like our WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our WFOE or any other relevant PRC subsidiary to adjust its taxable income under the Contractual Arrangements it currently has in place with the VIE in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “— Contractual Arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

In response to the persistent capital outflow in China and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE promulgated a series of capital control measures in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments. The PRC governmental authorities may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “— Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the VIE or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIE. We may make loans to our PRC subsidiaries and VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Furthermore, loans by us to our PRC subsidiary to finance its activities cannot exceed the difference between their respective total project investment amount and registered capital or 2.5 times of their net worth, and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e. the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio or the Macro-prudential Management Mode, under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to the VIE or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the PBOC and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on March 11, 2020, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is increased to two and a half times from two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to the VIE or other domestic PRC entities must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016 and most recently amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and the VIE, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of the VIE by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by the VIE.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIE or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIE when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Contractual Arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities deem the transactions between the PRC subsidiaries and the VIE in China, and their respective shareholders were not entered into on an arm’s-length basis and resulted in deferral or underpayment in taxes, they are entitled to make special tax adjustments which might result in the increase of the VIE’s tax liabilities. If the tax authorities conduct special tax adjustments, they might impose late payment fees and other penalties for the underpaid taxes. Our financial position could be adversely affected if the VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the NPC promulgated the Foreign Investment Law or the FIL, which has become effective on January 1, 2020 and replaced the outgoing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, as well their implementation rules and ancillary regulations, or the Outgoing FIE Laws. See “Regulation — Regulations relating to Foreign Investment.”

Meanwhile, the Implementation Rules to the PRC Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of VIE contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIE through Contractual Arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our Contractual Arrangements may be deemed as invalid and illegal, and we may be required to unwind the Contractual Arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing Contractual Arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial condition and business operations.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The VIE and its subsidiaries are holding or in the future may hold certain licenses, permits and assets that are critical to the operation of our business, including but not limited to Pharmaceutical Operation License, Qualification Certificate for Internet Drug Information Services, Medical Devices Operation License, Food Operation License, Value-Added Telecommunications Business Operating License, and intellectual property, to operate our business. If the VIE goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities we currently conduct through the Contractual Arrangements, which could materially and adversely affect our business, financial condition and results of operations. Under the Contractual Arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of its material assets or legal or beneficial interests in the material business without Guangzhou WFOE’s prior consent. In addition, if the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may unexpectedly have a negative effect on us. For example, our financial condition and results of operations may be unexpectedly and adversely affected by government control over capital investments.

In addition, the global macroeconomic environment is facing challenges. For example, the COVID-19 pandemic has caused significant downward pressure for the global economy, and many major economies have lowered their expected growth rate for 2020. In addition, the continuing conflict between Russia and Ukraine, and the new conflict between Israel and Hamas, have significantly impacted global economic markets. We cannot predict the progress or outcome of the situation in Russia and Ukraine, or in Israel and Gaza, as the conflict and governmental reactions continue to evolve. Prolonged unrest, intensified military activities, and more extensive economic or trade sanctions impacting Russia and Ukraine could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, financial condition, liquidity and business outlook.

The PRC governmental authorities’ significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIE. Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have significant oversight and discretion over the conduct of our business, and they may influence our operations and hinder our ability to offer or continue to offer the ADSs, which could result in an adverse change in our operation and/or the value of our ADSs. Any such action to regulate the operations of our PRC subsidiaries and the VIE could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For more details, see “— The approval or filing of the CSRC or other PRC regulatory agencies may be required in connection with this offering under PRC law.”

In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential risk from actions taken by the PRC governmental authorities affecting our business.

Uncertainties with respect to the enforcement of laws and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and VIE in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and VIE in China are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. We face uncertainties in terms of enforcement of PRC laws, regulations and rules, which may increase our difficulties in strict compliance with all regulatory requirements and limit legal protections available to us and our investors, including you.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be resulting in substantial costs and diversion of resources and management attention, and we cannot predict the outcome of administrative and court proceedings.

The PRC government has oversight and discretion over the conduct of our business, and it may implement stricter requirements and urge us to adjust accordingly, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could limit or hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline or, in extreme cases, become worthless.

The approval or filing of the CSRC or other PRC regulatory agencies may be required in connection with this offering under PRC law.

The Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors, or the M&A Rules, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies and controlled by Chinese persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. See “Regulation — Regulations relating to M&A Rules and Overseas Listings” for additional details. Our PRC counsel has advised us that, under the M&A Rules, we will not be required to submit an application to the CSRC for the approval of this offering because (i) the WFOE was not established through a merger or requisition of the equity or assets of a “domestic company” as such term is defined under the M&A Rules, and (ii) no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation. However, our PRC counsel further advised that there is uncertainty as to how the M&A Rules will be interpreted or implemented, and new rules or regulations promulgated in the future may impose additional requirement on us. If it is determined that the CSRC approval is required for this offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which came into effect on March 31, 2023. The Overseas Listing Trial Measures comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of Chinese domestic companies’ securities and regulated both direct and indirect overseas offering and listing of Chinese domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, Chinese domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. On the same date that the CSRC promulgated the Overseas Listing Trial Measures, the CSRC further published a notice clarifying that from the effective date of the Overseas Listing Trial Measures, an issuer that has already submitted an application of initial public offering and listing in overseas markets but has not obtained approval from the overseas regulatory authorities or stock exchange may reasonably arrange the time of filing of its application and shall complete the filing procedures with the CSRC before such overseas offering and listing.

The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. See “Regulation — Regulations relating to M&A Rules and Overseas Listings” for additional details.

As our registration statement on Form F-1 was not declared to be effective by the SEC prior to March 31, 2023, we are required to complete the filing procedures with the CSRC for this offering prior to the completion of this offering pursuant to the Overseas Listing Trial Measures. In addition, we are required to submit filing with the CSRC with respect to any future securities offerings, including but not limited to, follow-on offerings in the same overseas market, within three business days after the completion of such offerings, or the application with relevant authorities or exchanges for such offerings in other overseas markets, as applicable. As of the date of this prospectus, we have completed the required filings with the CSRC for this offering, and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on January 17, 2025. However, any future overseas securities offerings and listings conducted by us will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures and we cannot assure you that we will be able to complete such filling in a timely manner. If, in the future, we fail to comply with the filing requirements under the Overseas Listing Trial Measures, we may be subject to order to rectify, warnings, fines and other sanctions imposed by the CSRC, see “Regulation — Regulations relating to M&A Rules and Overseas Listings” for more details, and our ability to conduct any future capital raising activities may be restricted, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, on February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which took effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, shall strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies shall obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. See “Regulation — Regulations relating to M&A Rules and Overseas Listings.” Since the Confidentiality and Archives Management Provisions was promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions.

Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the Measures for the Security Assessment for Cross-border Transfer of Personal Information (Draft for Comments) published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, (ii) the amended Cybersecurity Review Measures published on December 28, 2021, which came into effect on February 15, 2022, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, and (iii) the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022, provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our overseas listing pursuant to the Cybersecurity Review Measures.

There are significant uncertainties with respect to the interpretation and implementation of the aforementioned laws and regulations. In addition, the CSRC or other regulatory authorities may later promulgate new rules or explanations requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for this offering or future capital raising activities. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any filing or other regulatory procedures with, PRC authorities that may be in effect in the future. As a result, our business, prospects, financial condition, reputation, and the trading price of the ADSs may be materially and adversely affected.

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we or our suppliers were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our platform and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the Internet. Pursuant to the Consumer Protection Law, except for certain types of products (such as drugs), consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the Internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from merchants or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the merchants or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that merchants or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the merchants or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

The proceeds from this offering will be received in U.S. dollars. As a result, any appreciation of the Renminbi against the U.S. dollar may result in the decrease in the value of our proceeds from this offering. Conversely, any depreciation of the Renminbi may adversely affect the value of, and any dividends payable on, our ADSs in foreign currency. As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. All of these factors could materially and adversely affect our business, financial condition, results of operations, and prospects, and could reduce the value of, and dividends payable on, our ADSs in foreign currency terms.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands. Moreover, the Anti-Monopoly Law requires that the anti-trust governmental authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts or other relevant government agencies may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our wholly foreign-owned subsidiaries in China to liability or penalties, limit our ability to inject capital into these subsidiaries, limit these subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. In February 2015, SAFE issued the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to SAFE Circular 37, except that those PRC residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch.

The PRC residents who we know hold direct or indirect interest in our company have completed the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Our business benefits from certain financial incentives and discretionary policies granted by local governments. Expiration of, or changes to, these incentives or policies would have an adverse effect on our results of operations.

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or VIE as part of their efforts to encourage the development of local businesses. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or VIE. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. If the PRC tax authorities determine that we should be classified as a PRC resident enterprise for PRC tax purposes, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a PRC resident enterprise directly invests in another PRC resident enterprise, the dividends received by the investing PRC resident enterprise from the invested PRC resident enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company with indirect ownership interests in PRC resident enterprises through intermediary holding companies.

Moreover, if the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposal of our Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises, or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in our Shares.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring as specifically set out in SAT Circular 7, public market trading and tax treaty exemptions.

In October 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 2017. SAT Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by a non-resident enterprise. SAT Public Notice 37 provides for certain key changes to the current withholding regime, for example, the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC income tax from the transfer price if the indirect transfer is subject to the PRC enterprise income tax. If the withholding agent fails to do so, the transferor should report to and pay the tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under SAT Circular 7 and SAT Public Notice 37, according to the applicable law, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, as there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC residents were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On February 7, 2021, the Antimonopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition and expressly stipulates that any merger or acquisitions involving variable interest entities falls within the scope of merger control review if the filing thresholds are met. As the Anti-Monopoly Guidelines for Platform Economy was newly promulgated, we are uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “— Risks Related to Our ADSs and This Offering — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

A severe or prolonged downturn in the global economy could materially and adversely affect our business, financial condition, and results of operations.

The global macroeconomic environment is facing challenges. The growth rate of the global economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the major economies with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We expect that the ADSs will be traded on the Nasdaq Stock Market. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters determined the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•        actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

•        fluctuations in operating metrics;

•        announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•        announcements of new products and services and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•        changes in the economic performance or market valuations of other online hospitals, pharmaceutical supply chain and offline retail pharmacy companies;

•        conditions in China’s digital healthcare market;

•        detrimental negative publicity about us, our competitors, or our industry;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•        regulatory developments affecting us or our industry;

•        general economic or political conditions in China or elsewhere in the world;

•        fluctuations of exchange rates between the RMB and the U.S. dollar; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior the completion of this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 20 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Immediately prior to the completion of this offering, Mr. Zhenyang Shi and Ms. Li Xu will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately            % of our total issued and outstanding share capital immediately after the completion of this offering and            % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. In addition, holders of Class B ordinary shares need to keep holding at least            % of total outstanding ordinary shares in order to continue to control the outcome of the above matters submitted to shareholders for approval. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We have not been the subject of short selling, however, we may be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

We currently do not expect to pay dividends in the foreseeable future after this offering. Therefore, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account or distributable capital reserve resulting from contributed surplus, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of per ADS, and our adjusted net tangible book value per ADS as of June 30, 2024, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the Representative of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

We will adopt the fourth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations, or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including Class A ordinary shares represented by ADSs. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings.

You will only be able to exercise the voting rights attached to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•        we have instructed the depositary that we do not wish a discretionary proxy to be given;

•        we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•        a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•        the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to future equity issuance and your inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

In addition, as Class B ordinary shares could only be held by Mr. Zhenyang Shi and Ms. Li Xu and their trust or any other entity established for bona fide estate planning purposes for the benefits of or on behalf of each immediate family member of Mr. Zhenyang Shi and Ms. Li Xu according to our fourth amended and restated memorandum and articles of association, future issuances of Class B ordinary shares may be dilutive to the holders of ADSs and holders of Class A ordinary shares, particularly with respect to their voting power.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs will be governed by our fourth amended and restated memorandum and articles of association which will become effective immediately prior to the completion of this offering (as the same may be supplemented or amended from time to time), the Companies Act (As Revised) of the Cayman Islands (as the same may be supplemented or amended from time to time), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can, upon payment of a fee, be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Our current operations are conducted in China. In addition, all of our current directors and officers, namely Zhenyang Shi, Li Xu, Dexiang Wei and Guoji Luo, reside within mainland China and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that does not involve any other person or party that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York).

However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits, particularly with respect to claims arising under the Securities Act. Such uncertainty may be attributed specifically to Section 22 of the Securities Act, which creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that does not involve any other person or party that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary, arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York), and a holder of our ADSs will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement, our shares, the ADSs, or the transactions contemplated thereby be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, while to the extent there are specific federal securities law violation aspects to any claims against us and/or the depositary brought by any holder or beneficial owner of ADSs, the federal securities law violation aspects of such claims may, at the option of such holders or beneficial owners, remain in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County in New York). We believe that a contractual arbitration provision, especially when excluding matters relating to federal securities law violation, is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.

We are a company incorporated in the Cayman Islands, and we have applied for listing of the ADSs on the Nasdaq Stock Market. The Nasdaq listing standards requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, the Nasdaq listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•        certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if, after applying applicable look-through rules, either (a) 75% or more of our gross income for such year consists of certain “passive income,” or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements.

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based on our anticipated market capitalization and the historical and current composition of our income and assets (including the proceeds from this offering), we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current and future taxable years. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable is a fact intensive determination made annually.

Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC for the current or subsequent taxable years. Fluctuations in the market price of our ADSs may also cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one of more future taxable years.

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ADSs or Class A ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ADSs or Class A ordinary shares. For further discussion, see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We may incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Known and unknown risks, uncertainties, and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our goals and strategies;

•        our future business development, financial conditions, and results of operations;

•        the expected outlook of the online pharmaceutical market in China;

•        our expectations regarding demand for and market acceptance of our products and services;

•        our expectations regarding our relationships with our users, business partners, and other stakeholders;

•        competition in our industry;

•        our proposed use of proceeds; and

•        relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation,” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriters exercise their option to purchase additional ADSs in full, after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•        approximately 35% of the net proceeds, or approximately US$            , for our supply chain stocking;

•        approximately 25% of the net proceeds, or approximately US$            , for the expansion of our departmental and geographic coverage;

•        approximately 20% of the net proceeds, or approximately US$            , for working capital;

•        approximately 10% of the net proceeds, or approximately US$            , for research and development; and

•        the balance for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our ADSs and This Offering — We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing, debt instruments, or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the VIE or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium or distributable capital reserve resulting from contributed surplus, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation — Regulations relating to Dividend Distribution.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends that are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to holders of ADSs in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2024:

•        on an actual basis;

•        on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and

•        on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering and (ii) the sale of            Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2024
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
Current liabilities:
Short-term bank loans	40,000,000	5,504,183
Long-term bank loans, current	300,000	41,281
Long-term loans, current	10,118,652	1,392,373
Loans from third parties	6,607,479	909,219
Loans from related parties, current	18,343,965	2,524,214
Non-current liabilities:
Long-term bank loans	2,400,000	330,251
Long-term loans, noncurrent	374,015	51,466
Loans from third parties, noncurrent	2,250,582	309,690
Loans from related parties, noncurrent	349,192,079	48,050,429
Mezzanine equity:
Convertible redeemable preferred shares	1,546,818,312	212,849,283
Redeemable non-controlling interests	163,630,138	22,516,256
Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 4,042,042 shares issued and outstanding as of June 30, 2024)	2,788	384
Accumulated deficit	(2,186,808,015)	(300,914,797)
Accumulated other comprehensive loss	(3,970)	(546)
Non-controlling interests	19,927	2,742
Total deficit(2)	(2,186,789,270)	(300,912,217)
Total capitalization(2)	(46,754,048)	(6,433,572)

____________

Notes:

(1)      The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)      A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total liabilities, mezzanine equity and shareholders’ equity by US$            million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2024 was approximately negative US$66.6 million, or negative US$16.47 per ordinary share and negative US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets (excluding deferred offering costs), less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after June 30, 2024, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2024 would have been US$            , or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of June 30, 2024	US$(16.47)	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2024, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$	%	US$	US$
New investors			US$	%	US$	US$
Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

We have no outstanding share options as of the date of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•        political and economic stability,

•        an effective judicial system,

•        a favorable tax system,

•        the absence of foreign exchange control or currency restrictions, and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•        the Cayman Islands has a different body of securities laws as compared to the United States, and these securities laws provide less protection to investors as compared to the United States; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. In addition, all of our current directors and executive officers, namely Zhenyang Shi, Li Xu, Dexiang Wei and Guoji Luo, reside within mainland China and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Appleby, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) in original actions brought in the Cayman Islands, impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

Appleby has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment (i) is final and conclusive and for a liquidated sum, (ii) is not in the nature of taxes, a fine, or a penalty; and (iii) is not inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The foreign shareholder must entrust PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies. However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

We commenced our business operations in January 2010 through Guangzhou Qilekang Pharmaceutical Chain Co., Ltd., a PRC limited liability company. To facilitate the growth of our business, we incorporated or acquired various PRC operating entities including Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd. and Hangzhou Qilekang Pharmaceutical Co., Ltd. With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in March 2021. As of the date of this prospectus, 4,268,156 Class A ordinary shares, 2,042,042 Class B ordinary shares, 2,722,222 Series Pre-A preferred shares, 2,957,613 Series A Preferred Shares, 911,178 Series B-1 preferred shares, 2,460,315 Series B-2 preferred shares, 228,786 Series B-3 preferred shares, and 3,317,114 Series B-4 preferred shares, are issued and outstanding. Immediately prior to the completion of our initial public offering, all of our issued and outstanding preferred shares will be converted into and re-designated as Class A ordinary shares on a one-for-one basis. Following such conversion and re-designation, 2,042,042 Class B ordinary shares and              Class A ordinary shares will be issued and outstanding upon the completion of our initial public offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

In February 2021, we incorporated POMDOCTOR LIMITED as our proposed listing entity in the Cayman Islands. Further, POMEGRANATE CLOUD MEDICAL LIMITED was established in Hong Kong in March 2021 and Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd. was established in the PRC in April 2021. In May 2021, Guangzhou Qilekang Pharmaceutical Chain Co., Ltd. was renamed as Guangzhou Qilekang Digital Health Medical Technology Co., Ltd., or Qilekang Digital Health.

In August 2021, Guangzhou WFOE entered into a series of agreements with Qilekang Digital Health and the shareholders of Qilekang Digital Health (except for Zhongke Baiyun). In October 2023, we terminated the contractual arrangements with General Technology Group Investment Management Co., Ltd., or General Technology. In the same month, we terminated the relevant agreements with Mr. Zhenyang Shi and Ms. Li Xu, with Guangzhou WFOE entering into a new series of agreements with Qilekang Digital Health and each of Mr. Zhenyang Shi and Ms. Li Xu, Guangzhou Jin Pin, Guangzhou Jin Shang, Guangzhou Jin Yue, and Guangzhou Jin Qiu. The agreements enable us to obtain control over Qilekang Digital Health through Guangzhou WFOE. As a result of the VIE Arrangements, the VIE is not our majority owned subsidiary, but we still are and will be the primary beneficiary of the VIE for accounting purpose only, and only to the extent that we satisfy the conditions required for consolidation of the VIE under U.S. GAAP. We treated the VIE and its subsidiaries as our consolidated affiliated entities under generally accepted accounting principles in the United States, or U.S. GAAP for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024. We consolidated the financial results of the VIE and its subsidiaries in our financial statements in accordance with U.S. GAAP for the same periods. We are a Cayman Islands holding company and primarily conduct our operations through the VIE and its subsidiaries in China. Investors are not buying shares of a VIE but instead are buying ADS representing shares of an offshore holding company issuer that maintains service agreements with the VIE.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

Contractual Arrangements with The VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. POMDOCTOR LIMITED is an exempted company with limited liability established in the Cayman Islands. Guangzhou WFOE is a PRC subsidiary and a foreign-invested enterprise under the PRC law. To comply with PRC laws and regulations, we conduct certain of our businesses in China through Qilekang Digital Health, the VIE, based on a series of Contractual Arrangements by and among Guangzhou WFOE, the VIE, and its shareholders (except for Zhongke Baiyun and General Technology).

Our Contractual Arrangements with the VIE and its shareholders (except for Zhongke Baiyun and General Technology) allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the PRC law.

Zhongke Baiyun, which holds 2.87% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements.

In October 2023, we terminated the contractual arrangements with General Technology. General Technology, which holds 2.27% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not re-enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements.

As a result of our direct ownership in Guangzhou WFOE and the Contractual Arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated entities under U.S. GAAP, but the VIE is not our majority owned subsidiary. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective Contractual Arrangements by and among Guangzhou WFOE, the VIE, and its respective shareholders (except for Zhongke Baiyun and General Technology).

Agreements that provide us with effective control over the VIE

Power of Attorneys.    Pursuant to each of the Power of Attorneys dated August 10, 2021 and October 24, 2023 by and among Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) irrevocably authorized Guangzhou WFOE to act on their respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in Qilekang Digital Health, including but not limited to right to convene and attend shareholders’ meetings, the right to vote and all other rights as shareholders under the articles of association of Qilekang Digital Health and under the laws of China. Without the prior written consent of Guangzhou WFOE, the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have no right to increase, decrease, transfer, pledge, or by any other manner to dispose of or change all or a portion of the equity interest held by such shareholders. The Power of Attorneys shall be irrevocable and remain effective as long as such shareholders remain as Qilekang Digital Health’s shareholders.

Equity Interest Pledge Agreements.    Pursuant to each of the Equity Interest Pledge Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have agreed to pledge 94.86% of equity interests in Qilekang Digital Health to Guangzhou WFOE to guarantee the performance by such shareholders of their obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement, as well as the performance by Qilekang Digital Health of its obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement. In the event of a breach by Qilekang Digital Health or any shareholder of contractual obligations under the Equity Interest Pledge Agreements, Guangzhou WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Qilekang Digital Health and will have priority in receiving the proceeds from such disposal. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) also have undertaken that, without prior written consent of Guangzhou WFOE, they will not dispose of, place, or permit any encumbrance on the pledged equity interests.

We have completed the registration of the equity interest pledge contemplated under the Equity Interest Pledge Agreements relating to Qilekang Digital Health, with the competent office of the SAMR in accordance with the PRC Civil Code, as of the date of this prospectus.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Business Cooperation Agreement.    Pursuant to an Exclusive Business Cooperation Agreement dated August 10, 2021 by and between Guangzhou WFOE and Qilekang Digital Health, Guangzhou WFOE has the exclusive right to provide or designate any third party to provide comprehensive technical support, consulting services and other related services to Qilekang Digital Health. In exchange, Qilekang Digital Health agrees to pay an agreed service fees to Guangzhou WFOE on annual basis or at any other agreed time. Without the prior written consent of Guangzhou WFOE, Qilekang Digital Health cannot accept same or similar services provided by, or establish same or similar cooperation relationship with, any third party. This Exclusive Business Cooperation Agreement will remain effective for 30 years unless earlier terminated in accordance with provisions of this agreement or other agreements separately executed between Guangzhou WFOE and Qilekang Digital Health, and will automatically be extended for another 30 years unless agreed by Guangzhou WFOE on this agreement’s termination upon expiration of its term.

Agreement that provides us with the option to purchase the equity interests in and assets of the VIE

Exclusive Option Agreements.    Pursuant to each of the Exclusive Option Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), such shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have irrevocably granted Guangzhou WFOE or its designated person, to the extent permitted by PRC laws, an exclusive option to purchase all or part of their equity interests in Qilekang Digital Health. Guangzhou WFOE or its designated person may exercise such option to purchase all of equity interests at the price based on registered capital contributed by the shareholders (except for Zhongke Baiyun and General Technology) or the price as agreed in a separate equity transfer agreement. Qilekang Digital Health has undertaken that, without Guangzhou WFOE’s prior written consent, it will not, among other things, (i) change its registered capital, (ii) merge with any other entity, (iii) sell, transfer, mortgage, or dispose of its material assets, or (iv) amend its articles of association. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have undertaken that, without Guangzhou WFOE’s prior written consent, they will not sell, transfer, mortgage or dispose of equity interest in Qilekang Digital Health. The Exclusive Option Agreements will remain effective until all equity interest held by the shareholders of Qilekang Digital Health in Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have been transferred or assigned to Guangzhou WFOE or any other person designated by Guangzhou WFOE.

Spousal Consent Letters.    Spouses of two shareholders of Qilekang Digital Health, Mr. Zhenyang Shi and Ms. Li Xu, who collectively hold 13.97% of equity interests in Qilekang Digital Health, have each signed a spousal consent letter on October 24, 2023. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interest in Qilekang Digital Health held by and registered in the name of such shareholder be disposed of in accordance with the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Power of Attorney, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Qilekang Digital Health held by the shareholders. In addition, in the event that the signing spouses obtain any equity interest in Qilekang Digital Health held by the shareholders for any reason, they agree to be bound by and sign a series of written documents in substantially the same format and content as the Contractual Arrangements described above and the Exclusive Business Cooperation Agreement, as may be amended from time to time.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

(i)     the ownership structures of the VIE and Guangzhou WFOE in China, both currently and immediately after giving effect to this offering, are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and

(ii)    the Contractual Arrangements among Guangzhou WFOE, the VIE, and its shareholders (except for Zhongke Baiyun and General Technology) governed by PRC laws are valid and binding upon each party to such arrangements, and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and will not result in any violation of applicable PRC laws currently in effect immediately after giving effect to this offering.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the VIE structure may be less effective than direct ownership in providing us with operational control over the VIE or its subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIE and its shareholders could breach their Contractual Arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management level. However, under the current Contractual Arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the VIE’s activities. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to requirements under the PRC legal system. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the Contractual Arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors — Risks Related to Our Corporate Structure — We rely on Contractual Arrangements with the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control,” “Risk Factors — Risks Related to Our Corporate Structure — Our current corporate structure and business operations may be affected by the Foreign Investment Law,” and “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the enforcement of laws and changes in laws and regulations in China could adversely affect us.”

Financial Significance of the VIE

Under PRC law, we may provide funding to our WFOE only through capital contributions or loans, and to Qilekang Digital Health only through loans, subject to satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our WFOE to satisfy part of our liquidity requirement. Our WFOE enjoys the economic interest in the operations of Qilekang Digital Health in the form of service fees under the contractual arrangements among our WFOE, Qilekang Digital Health, and shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology). For risks relating to the fund flows of our China operations, see “Risk Factors — Risks Related to Our Corporate Structure — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the VIE or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

The VIE and its subsidiaries contributed to 100% of our consolidated revenue for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, and accounted for 100% of our consolidated total assets and liabilities as of December 31, 2022 and 2023 and June 30, 2024, and there was no reconciliation performed between the financial position, cash flows and results of operations of the VIE and us.

The following financial information of the VIE and its subsidiaries was included in the consolidated financial statements:

	As of December 31,			As of June 30,
	2022	2023		2024
	RMB	RMB	US$	RMB	US$
	(in thousands)
Current assets	47,740	59,418	8,176	48,177	6,629
Non-current assets	878	6,890	948	8,429	1,160
Total assets	48,618	66,308	9,124	56,606	7,789
Current liabilities	143,608	171,998	23,668	177,859	24,474
Non-current liabilities	330,371	356,620	49,073	354,743	48,814
Total liabilities	473,979	528,618	72,741	532,602	73,288
Net deficit	(425,361)	(462,310)	(63,616)	(639,627)	(88,016)
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2022	2023		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net Revenues	245,217	304,853	41,949	127,831	150,165	20,663
Gross profit	54,861	38,722	5,328	19,567	24,341	3,349
Net loss	(19,832)	(36,949)	(5,084)	(21,708)	(14,027)	(1,930)
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2022	2023		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(22,017)	(45,796)	(6,302)	(29,388)	(10,631)	(1,463)
Net cash used in investing activities	—	(112)	(15)	—	(18)	(2)
Net cash provided by financing activities	22,492	50,067	6,889	45,746	16,562	2,279

Assets Transfer Between VIE and Other Consolidated Entities

To date, we have not distributed any earnings or settled any amounts owed under the Contractual Arrangements. We do not have any plan to distribute earnings or settle amounts owed under the VIE agreements in the foreseeable future. We do not have any cash flows or transfers of other asset between the VIE and our WFOE for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, and there is no dividends or distributions that the VIE or its subsidiaries have made to our company.

We currently do not have cash management policies in place that dictate how funds are transferred between the Company, our Hong Kong subsidiary, our WFOE, the VIE, and the investors, including potential U.S. investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. For details, see “— Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors.”

Dividends or Distributions Made to Us and U.S. Investors and Tax Consequences

To date, the VIE has not paid any service fees to us. In addition, we have not made any dividends or distributions to U.S. investors.

In addition, subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investor with respect to the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of the current or accumulated earnings and profits of us and the VIE, as determined under United States federal income tax principles. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. All of our income and income of the VIE is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. See also “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like our WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiary and VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiary and the VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiary and the VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

To the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations imposed by the governmental authorities on the ability of us, our PRC/Hong Kong subsidiaries or the VIE to transfer cash. Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

The following diagram illustrates the typical fund flow among our WFOE, and Qilekang Digital Health.

For a condensed consolidation schedule depicting the results of operations, financial position, and cash flows for our WFOE and the VIE, see “Summary Consolidated Financial Data.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Summary Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading online medical services platform for chronic diseases in China, ranking sixth on China’s Internet hospital market measured by the number of contracted doctors in 2022, according to Frost & Sullivan. As of December 31, 2022 and 2023 and June 30, 2024, the cumulative number of contracted doctors stabilized at over 212,000. As of June 30, 2024, these contracted doctors issued approximately 3.04 million prescriptions. Please see below for a summary of our key operating metrics as of December 31, 2022 and 2023 and June 30, 2024, respectively.

	As of December 31,		As of June 30,
Operating metrics	2022	2023	2024
Mature doctors	2,462	2,474	2,567
Doctors issuing prescriptions(1)	84,578	84,839	85,229
Contracted doctors	212,566	212,869	213,502
Transacting patients(2)	638,229	654,817	683,212
SKUs	34,170	39,538	40,912
Prescriptions issued	2,836,158	2,968,689	3,040,619

____________

Notes:

(1)      Representing the cumulative number of doctors who have historically issued prescriptions to patients as of the date.

(2)      Representing the cumulative number of registered patients who have historically purchased pharmaceutical products on our platform as of the date.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2022	2023	2023	2024
Doctors issuing prescriptions(1)	5,153	3,775	3,196	2,805
Transacting patients(2)	70,950	45,308	32,686	30,942

____________

Notes:

(1)      Representing the number of doctors who issued prescriptions to patients in the respective periods.

(2)      Representing the number of registered patients who purchased pharmaceutical products on our platform in the respective periods.

With focuses on chronic disease management and pharmaceutical services, our business model forms a closed loop that organically connects doctors, patients and pharmaceutical products. Our experience in tackling chronic diseases can be traced back to the launch of our platform on mobile devices in 2015. We strategically chose to focus on this field because chronic diseases last at least one year by definition, and they are hard to cure, prone to complications and require ongoing medical attention. As such, patients with chronic diseases have a great and relatively inelastic demand for frequent and repeat follow-up visits and of drug purchases, which gives a competitive advantage to platforms that are able to maintain long-term, stable doctor-patient relationships.

We have established an open internet hospital business model. In this model, our smart online medical service platform offers a range of services and tools to facilitate online consultation and prescription, which include a WeChat official account that facilitates doctor-patient communications, and Pom Doctor, a doctor-end patient management portal.

At the same time, our platform enables patients to conveniently connect with our doctors and obtain one-stop medical services, which include online consultations and online prescriptions anywhere, anytime. Because our patients were mainly sourced by doctors via existing patient-doctor relationships, their mutual trust is also transferred online, which translates into greater user stickiness on both ends and allows for great monetization potential from our treatment and prevention solutions. For example, in 2022, 2023 and the six months ended June 30, 2024, we achieved a retention rate for mature doctors of 99.7%, 99.9% and 99.9%, respectively. In addition, we recorded a 90-day patient repurchase rate, representing the average turnover period of the prescription drug usage, of 65.9%, 63.7% and 65.5% in 2022, 2023 and the six months ended June 30, 2024, respectively.

Our net revenues increased from RMB245.2 million in 2022 to RMB304.9 million (US$41.9 million) in 2023. Our net revenues increased from RMB127.8 million in the six months ended June 30, 2023 to RMB150.2 million (US$20.7 million) in the six months ended June 30, 2024. We had net loss of RMB19.8 million in 2022 and RMB36.9 million (US$5.1 million) in 2023, respectively, while our net loss rate increased from 8.1% in 2022 to 12.0% in 2023. We had net loss of RMB21.7 million and RMB14.0 (US$1.9 million) in the six months ended June 30, 2023 and 2024, respectively, while our net loss rate decreased from 17.0% in the six months ended June 30, 2023 to 9.3% in the six months ended June 30, 2024.

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s Internet industry in China, which include China’s overall economic growth and level of per capital disposable income, growth of mobile Internet usage and penetration rate. They are also affected by factors driving healthcare industry and online healthcare services in China, such as aging population, rising prevalence of chronic diseases, growing health awareness, governmental policies and initiatives affecting online healthcare industry and market and social acceptance of online healthcare services. As a result, unfavorable changes in any of these general factors could materially and adversely affect demand for our services and our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by the general factors set forth above, our results of operations are also more directly affected by specific factors relating to our business, including:

Our ability to increase user accounts and drive additional purchase from our online pharmacy

Our results of operation and future growth will largely depend on our ability to attract new users, create new transacting patient accounts and drive additional purchases from existing user accounts. We expect to achieve continuing growth in our Internet hospital business in the foreseeable future as we attract more users to our platform.

We are committed to providing superior user experience and services. In particular, our platform offers a wide selection of pharmaceutical and healthcare products at competitive prices, and we also provide timely and reliable delivery, convenient payment options and superior customer services. We offer a large number of products on our platform, which enables us to serve a large user base, expand our reach and coverage and in turn drive additional purchases. In addition, we have utilized and will continue to utilize our big data technology to better understand our users so that we could better serve their evolving needs and demands.

Our ability to further increase and leverage our scale of business

Our results of operations are directly affected by our ability to further increase and leverage our scale of business, particularly our online hospital business. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers by providing an effective and transparent channel for selling large volumes of their products online and by offering them valuable insights on market demand, customer preferences and supply chain information based on our vast user base. We believe these value propositions will also help us deepen our relationships with, and obtain favorable terms from, suppliers and reduce our procurement costs.

Our ability to enhance the coverage of our product offering to strengthen our customer base

We currently derive our revenues substantially from sales of pharmaceutical products to users under online hospital business, product sales to third-party pharmaceutical platforms or companies, and retail sales of drugs in our offline pharmacies. Accordingly, the breadth of our coverage of pharmaceutical products can greatly affect our revenues. We are currently expanding our supplier base to further enhance the coverage of our product offering. As of June 30, 2024, we collaborated with 473 suppliers offering 40,912 SKUs.

Our ability to promote our brand effectively and efficiently

As we operate in intensely competitive markets, we need to provide incentives to attract doctors and users, and conduct promotion and advertising activities to enhance our brand awareness. Our sales and marketing expenses are a significant component of our operating expenses, and they primarily consist of (i) service fees to doctors, (ii) promotion and advertising expenses, and (iii) staff cost in relation to marketing and business development activities. In 2022 and 2023 and the six months ended June 30, 2023 and 2024, sales and marketing expenses accounted for 19.4%, 14.3%, 17.3% and 16.7% of our net revenues, respectively.

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

Beginning in 2020, the Chinese government has imposed a series of measures to contain the outbreak of COVID-19, including travel bans, quarantine measures, social distancing, restrictions on business operations and freedom of movement, which resulted in, among other things, a significant reduction in patients’ hospital visits and cancellation of elective medical procedures. Further, the recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants since December 2021 again resulted in temporary quarantine of individuals and travel restrictions in the affected areas. In response to the COVID-19 pandemic, we have promptly taken various measures to mitigate the impact of the COVID-19 pandemic on our daily operations, primarily including temporary working-from-home and acquiring sufficient face masks. Given the nature of our online medical service, our online hospital business was still under normal operation during the COVID-19 pandemic, and patients could obtain drugs via our platform. However, lockdown and restrictive measures limited our sales and marketing personnel’s ability to conduct on-site visits with doctors and patients, which adversely impacted our off-line marketing promotion. For our Internet hospital business, since hospitals have been extending the restrictions of flow of people, onsite visits conducted by our sales and marketing personnel have been continuously and adversely impacted. In addition, while the recognition of online hospital platform has been enhanced, the patients may still turn to the hospitals once the COVID-19 is contained.

The logistics was also adversely impacted by lockdowns, which gave rise to the delayed delivery of the products in the affected areas, particularly in the second and third quarter of 2022. We recorded a decreased number of doctors issuing prescriptions, from 3,987, 4,110, 4,048 and 3,894 in the first to fourth quarter of 2021, to 3,358, 3,234, 2,931 and 3,741 in the same period in 2022. The number of our transacting patients decreased from 35,546, 40,615, 39,373 and 37,636 in the first to fourth quarter of 2021, to 33,079, 31,287, 27,480 and 36,742 in the same period in 2022.

China lifted most of its travel restrictions and quarantine requirements in December 2022, resulting in a significant increase in sales of drugs, especially for pain and fever relief. Coupled with our efforts to expand the customer base, our revenues from pharmacy wholesale increased from RMB133.1 million in 2022 to RMB227.6 million (US$31.3 million) in 2023. However, following the lift of travel restrictions and quarantine requirements, some of our users switched to offline hospitals, clinics and pharmacies to purchase pharmaceutical products. Our revenues from pharmacy retail sales decreased from RMB13.9 million in 2022 to RMB6.3 million (US$0.9 million) in 2023. The number of our doctors issuing prescriptions decreased from 5,153 in 2022 to 3,775 in 2023, with the number of transacting patients decreased from 70,950 in 2022 to 45,308 in 2023. As a result, our revenues from Internet hospital decreased from RMB98.3 million in 2022 to RMB71.0 million (US$9.8 million) in 2023.

Results of Operations

The following table sets forth our results of operations with line items in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2022		2023			2023		2024
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	245,217	100.0	304,853	41,949	100.0	127,831	100.0	150,165	20,663	100.0
Cost of revenues	190,355	77.6	266,131	36,621	87.3	108,264	84.7	125,824	17,314	83.8
Gross profit	54,862	22.4	38,722	5,328	12.7	19,567	15.3	24,341	3,349	16.2

Operating expenses:
Sales and marketing expenses	47,459	19.4	43,679	6,010	14.3	22,057	17.2	24,885	3,424	16.6
General and administrative expenses	7,409	3.0	12,314	1,694	4.0	8,401	6.6	6,836	941	4.6
Research and development expenses	3,588	1.5	3,371	464	1.1	1,867	1.5	1,508	207	1.0
Impairment loss on long-lived assets	—	—	1,107	152	0.4	—	—	18	2	0.0
Impairment loss on long-term investment	—	—	500	69	0.2	—	—	—	—	—
Total operating expenses	58,456	23.9	60,971	8,389	20.0	32,325	25.3	33,247	4,574	22.2
Loss from operations	(3,594)	(1.5)	(22,249)	(3,061)	(7.3)	(12,758)	(10.0)	(8,906)	(1,225)	(6.0)
Other income (expenses):
Other income	20	0.0	164	23	0.1	22	0.0	1,078	148	0.7
Other expense	(515)	(0.2)	(1,337)	(184)	(0.4)	(1,372)	(1.1)	(34)	(5)	(0.0)
Interest expense	(16,023)	(6.5)	(13,849)	(1,906)	(4.5)	(7,915)	(6.2)	(6,179)	(850)	(4.1)
Government grants	280	0.1	322	44	0.1	315	0.2	14	2	0.0
Total other expense, net	(16,238)	(6.6)	(14,700)	(2,023)	(4.7)	(8,950)	(7.0)	(5,121)	(705)	(3.4)
Loss before income tax	(19,832)	(8.1)	(36,949)	(5,084)	(12.0)	(21,708)	(17.0)	(14,027)	(1,930)	(9.4)
Income tax expenses	—	—	—	—	—	—	—	—	—	—
Net loss	(19,832)	(8.1)	(36,949)	(5,084)	(12.0)	(21,708)	(17.0)	(14,027)	(1,930)	(9.4)

Results of Operations

Net Revenues

Net revenues consist of revenues from (i) internet hospital, including revenues generated from online consultation and prescription renewal services, and online pharmacy sales and (ii) pharmaceutical supply chain, including revenues generated from pharmacy retail sales and pharmacy wholesale. The following table sets forth a breakdown of our net revenues by type in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2022		2023			2023		2024
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues
Revenue from internet hospital	98,272	40.1	71,009	9,771	23.3	35,850	28.0	36,829	5,068	24.5
Revenue from pharmaceutical supply chain	146,945	59.9	233,844	32,178	76.7	91,981	72.0	113,336	15,595	75.5
Total	245,217	100.0	304,853	41,949	100.0	127,831	100.0	150,165	20,663	100.0

Cost of revenues

The following table sets forth a breakdown of our cost of revenues by type in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2022		2023			2023		2024
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Internet hospital	50,779	20.7	35,453	4,879	11.6	17,475	13.7	20,365	2,802	13.6
Pharmaceutical supply chain	139,576	56.9	230,678	31,742	75.7	90,789	71.0	105,459	14,512	70.2
Total	190,355	77.6	266,131	36,621	87.3	108,264	84.7	125,824	17,314	83.8

Gross Profit

The following table sets forth a breakdown of our gross profit by type in absolute amounts and as a percentage of the net revenues for each business segment, or gross margin, for the periods indicated:

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2022		2023			2023		2024
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Gross profit
Internet hospital	47,493	48.3	35,556	4,892	50.1	18,375	51.3	16,464	2,266	44.7
Pharmaceutical supply chain	7,369	5.0	3,166	436	1.4	1,192	1.3	7,877	1,083	6.9
Total	54,862	22.4	38,722	5,328	12.7	19,567	15.3	24,341	3,349	16.2

Operating expenses

Our operating expenses consist of (i) sales and marketing expenses, (ii) general and administrative expenses, (iii) research and development expenses, (iv) impairment loss on long-lived assets, and (v) impairment loss on long-term investment. The following table sets forth a breakdown of our operating costs and expenses both in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2022		2023			2023		2024
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	47,459	19.4	43,679	6,010	14.3	22,057	17.3	24,885	3,424	16.6
General and administrative expenses	7,409	3.0	12,314	1,694	4.0	8,401	6.6	6,836	941	4.6
Research and development expenses	3,588	1.5	3,371	464	1.1	1,867	1.5	1,508	207	1.0
Impairment loss on long-lived assets	—	—	1,107	152	0.4	—	—	18	2	0.0
Impairment loss on long-term investment	—	—	500	69	0.2	—	—	—	—	—
Total	58,456	23.9	60,971	8,389	20.0	32,325	25.4	33,247	4,574	22.1

Sales and marketing expenses.    Sales and marketing expenses consist primarily of staff cost, service fees to doctors and advertising and promotion costs. The service fees to doctors are marketing fees paid to doctors as (i) the doctors introduce patients to use our online platform, and (ii) the doctors provide prescription renewal to the patients which would bring revenues of product sales to us and we would pay certain percentage of such product sales to the doctors.

General and administrative expenses.    General and administrative expenses consist primarily of staff cost, office rent, audit fee and expected credit loss for accounts receivable and other receivables.

Research and development expenses.    Research and development expenses consist primarily of staff cost and information service fees.

Impairment loss on long-lived assets.    Impairment of loss on long-lived assets represents primarily impairment loss on property and equipment.

Impairment loss on long-term investment.    Impairment of loss on long-term investment represents impairment loss on long-term investment on Guangzhou Liwan Linghai Medical Outpatients Department.

Other income (expense), net

Other income consists primarily of government grants. Other expense mainly consists of interest expense, liquidated damages and donations.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and its implementation rules, our PRC subsidiaries, are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. is certified as “high and new technology enterprises” under the relevant PRC laws and regulations, and accordingly, is eligible for a preferential income tax rate of 15% during 2021 to 2023 and for the six months ended June 30, 2024.

Our remaining PRC entities were subject to enterprise income tax at a rate of 25% in 2022, 2023 and for the six months ended June 30, 2024. Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, a 5% or 10% withholding tax is levied on dividends declared to foreign investors from China effective from January 1, 2008.

We had no current or deferred income tax expenses or benefits for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024.

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2024

Net revenues

	For the Six Months Ended June 30,
	2023	2024		Changes
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Internet hospital	35,850	36,829	5,068	979	135	2.7
Pharmaceutical supply chain	91,981	113,336	15,595	21,355	2,939	23.2
Total	127,831	150,165	20,663	22,334	3,074	17.5

Our net revenues increased by 17.5% from RMB127.8 million in the six months ended June 30, 2023 to RMB150.2 million (US$20.7 million) in the six months ended June 30, 2024.

Net revenues from Internet hospital.    Net revenues from Internet hospital increased by 2.7% from RMB35.9 million in the six months ended June 30, 2023 to RMB36.8 million (US$5.1 million) in the six months ended June 30, 2024, primarily attributable to the decrease in revenues generated from online consultation service. Revenue from our online consultation service decreased from RMB755.4 thousand in the six months ended June 30, 2023 to RMB560.2 thousand (US$77.1 thousand) in the six months ended June 30, 2024. Revenue from our online pharmacy sales remained stable with a slight increase from RMB35.1 million in the six months ended June 30, 2023 to RMB36.3 million (US$5.0 million) in the six months ended June 30, 2024.

Net revenues from pharmaceutical supply chain.    Net revenues from pharmaceutical supply chain increased by 23.2% from RMB92.0 million in the six months ended June 30, 2023 to RMB113.3 million (US$15.6 million) in the six months ended June 30, 2024, primarily driven by the increase in our pharmacy wholesale business from RMB88.7 million in the six months ended June 30, 2023 to RMB109.4 million (US$15.1 million) in the six months ended June 30, 2024, as a result of our expanded wholesale customer base leveraging our platform and medical resources. Revenues from pharmacy retail sales slightly increased from RMB3.2 million in the six months ended June 30, 2023 to RMB3.9 million (US$0.5 million) in the six months ended June 30, 2024.

Cost of revenues

Our cost of revenues increased by 16.2% from RMB108.3 million in the six months ended June 30, 2023 to RMB125.8 million (US$17.3 million) in the six months ended June 30, 2024, primarily due to the increase in cost of revenues in pharmaceutical supply chain from RMB90.8 million to RMB105.5 million (US$14.5 million) during the same periods, which was in line with the growth of our net revenues from pharmaceutical supply chain.

Gross profit and gross profit margin

As a result of the foregoing, we recorded gross profit of RMB19.6 million and RMB24.3 million (US$3.3 million) in the six months ended June 30, 2023 and 2024, respectively. Our gross profit margin slightly increased from 15.3% in the six months ended June 30, 2023 to 16.2% in the six months ended June 30, 2024, benefiting from the economies of scale as a result of our continued business growth. The gross profit margin of our Internet hospital decreased from 51.3% in the six months ended June 30, 2023 to 44.7% in the six months ended June 30, 2024, mainly attributable to the increase in the online pharmacy sales of products with lower gross profit margin. The gross profit margin of our pharmaceutical supply chain increased from 1.3% in the six months ended June 30, 2023 to 6.9% in the six months ended June 30, 2024, which was primarily due to gross profit margin of newly obtained customers of pharmacy wholesale, which was higher than that of customers in the six months ended June 30, 2023.

Operating expenses

Sales and marketing expenses.    Our sales and marketing expenses increased by 12.8% from RMB22.1 million in the six months ended June 30, 2023 to RMB24.9 million (US$3.4 million) in the six months ended June 30, 2024, primarily due to the increase in the advertising and promotion costs, shipping expense and entertainment expense, which was in line with the increase in the revenues from pharmacy supply chain, partially offset by the decrease in staff costs resulting from reduction of marketing personnel for Internet hospital business.

General and administrative expenses.    Our general and administrative expenses decreased by 18.6% from RMB8.4 million in the six months ended June 30, 2023 to RMB6.8 million (US$0.9 million) in the six months ended June 30, 2024, primarily due to the decrease in (i) expected credit loss recognized as a result of our efforts in collecting accounts receivable; and (ii) training expenses.

Research and development expense.    Our research and development expenses decreased by 19.2% from RMB1.9 million in the six months ended June 30, 2023 to RMB1.5 million (US$0.2 million) in the six months ended June 30, 2024, primarily due to the decreases in staff costs as we continued to reduce headcount of research and development personnel.

Impairment loss on long-lived assets.    We recorded impairment loss on property and equipment and operating lease right-of-use assets with definite lives of nil and RMB17.9 thousand (US$2.5 thousand) for the six months ended June 30, 2023 and 2024, respectively.

Government grants

Our government grants decreased by 95.6%, from RMB315.8 thousand in the six months ended June 30, 2023 to RMB13.8 thousand (US$1.9 thousand) in the six months ended June 30, 2024, primarily representing grants from local government for specialized and sophisticated small and medium-sized enterprises that produce new and unique products, as well as for high and new technology enterprises.

Net loss

We did not incur any income tax expenses in the six months ended June 30, 2023 and 2024. As a result of the foregoing, our net loss was RMB21.7 million and RMB14.0 million (US$1.9 million) in the six months ended June 30, 2023 and 2024, respectively.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues

	For the Year Ended December 31,
	2022	2023		Changes
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Internet hospital	98,272	71,009	9,771	(27,263)	(3,752)	(27.7)
Pharmaceutical supply chain	146,945	233,844	32,178	86,899	11,958	59.1
Total	245,217	304,853	41,949	59,636	8,206	24.3

Our net revenues increased by 24.3% from RMB245.2 million in 2022 to RMB304.9 million (US$41.9 million) in 2023.

Net revenues from Internet hospital.    Net revenues from Internet hospital decreased by 27.7% from RMB98.3 million in 2022 to RMB71.0 million (US$9.8 million) in 2023, primarily attributable to the decrease in revenues generated from online pharmacy sales. Revenue from our online pharmacy sales decreased from RMB96.8 million for the year ended December 31, 2022 to RMB69.6 million (US$9.6 million) for the year ended December 31, 2023. As China lifted most of its travel restrictions and quarantine requirements in December 2022, a number of our transacting patients switched to offline hospitals, clinics and pharmacies. Revenues from online consultation service remained stable with a slight decrease from RMB1.5 million in 2022 to RMB1.4 million (US$0.2 million) in 2023.

Net revenues from pharmaceutical supply chain.    Net revenues from pharmaceutical supply chain increased by 59.1% from RMB146.9 million in 2022 to RMB233.8 million (US$32.2 million) in 2023, primarily driven by the increase in our pharmacy wholesale business from RMB133.1 million in 2022 to RMB227.6 million (US$31.3 million) in 2023, as a result of our expanded wholesale customer base leveraging our platform and medical resources. Revenues from pharmacy retail sales decreased from RMB13.9 million in 2022 to RMB6.3 million (US$0.9 million) in 2023, because there was a significant increase in demand of drugs due to the lift of pandemic and this contributed to our offline retail amount of RMB8.0 million in December 2022. Without regard for this reason, the offline retail business remained stable in 2022 and 2023, primarily because there was a significant increase in demand of drugs due to the lift of pandemic and this contributed to our offline retail amount of RMB8.0 million in December 2022.

Cost of revenues

Our cost of revenues increased by 39.8% from RMB190.4 million in 2022 to RMB266.1 million (US$36.6 million) in 2023, primarily due to the increase in cost of revenues in pharmaceutical supply chain from RMB139.6 million in 2022 to RMB230.7 million (US$31.7 million) in 2023, which was in line with the increase in our net revenues from pharmaceutical supply chain.

Gross profit and gross profit margin

As a result of the foregoing, we recorded gross profit of RMB54.9 million and RMB38.7 million (US$5.3 million) in 2022 and 2023, respectively. Our gross profit margin decreased from 22.4% in 2022 to 12.7% in 2023, primarily due to the decrease in net revenues from Internet hospital, which had a higher gross profit margin compared to pharmacy supply chain in the same year. In 2023, the gross profit margin of our Internet hospital business and pharmacy supply chain business were 50.1% and 1.4%, respectively.

Operating expenses

Sales and marketing expenses.    Our sales and marketing expenses decreased by 8.0% from RMB47.5 million in 2022 to RMB43.7 million (US$6.0 million) in 2023, primarily due to the decreases in service fees to doctors, which is in line with the decrease in revenues generated from Internet hospital.

General and administrative expenses.    Our general and administrative expenses increased by 66.2% from RMB7.4 million in 2022 to RMB12.3 million (US$1.7 million) in 2023, primarily due to (i) an increase in professional service fees in relation to this offering, and (ii) the increase in provision for credit losses, reflecting adjustment to our allowance for credit losses, as a result of the adoption of modified-retrospective transition approach since 2023.

Research and development expense.    Our research and development expenses decreased by 6.0% from RMB3.6 million in 2022 to RMB3.4 million (US$0.5 million) in 2023, primarily due to the enhancement of our operational efficiency and the streamlined organizational structure.

Impairment loss on long-lived assets.    We recorded impairment loss on property and equipment and operating lease right-of-use assets with definite lives of nil and RMB1.1 million (US$0.2 million) for the years ended December 31, 2022 and 2023, respectively.

Impairment on long-term investment.    The impairment long-term investment was nil and RMB0.5 million (US$0.07 million) for the years ended December 31, 2022 and 2023, respectively.

Government grants

Our government grants increased by 15.0% from RMB280,157 in 2022 to RMB321,573 (US$44,250) in 2023, primarily representing government grants for specialized and sophisticated small and medium-sized enterprises that produce new and unique products, as well as for high and new technology enterprises.

Net loss

We did not incur any income tax expenses in 2022 and 2023. As a result of the foregoing, our net loss was RMB19.8 million and RMB36.9 million (US$5.1 million) in 2022 and 2023, respectively.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2022	2023		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(22,017)	(45,796)	(6,302)	(29,388)	(10,631)	(1,462)
Net cash used in investing activities	—	(112)	(15)	—	(18)	(2)
Net cash provided by financing activities	22,492	50,067	6,889	45,746	16,562	2,279
Effect of exchange rate changes	—	—	—	—	(4)	(1)
Net increase in cash and cash equivalents and restricted cash	475	4,159	572	16,358	5,909	814
Cash and cash equivalents and restricted cash at the beginning of the year/period	2,171	2,646	364	2,646	6,805	936
Cash and cash equivalents and restricted cash at the end of the year/period	2,646	6,805	936	19,004	12,714	1,750

To date, we have financed our operating and investing activities primarily through cash generated by historical equity and debt financing activities and capital contributions from our shareholders. We obtained loans from our related parties at interest rate between nil to 20.00%. See “Related Party Transactions — Other Related Party Transactions” for details. We also obtained loans from certain financial institutions. We had cash and cash equivalents and restricted cash of RMB2.6 million, RMB6.7 million (US$0.9 million), and RMB12.7 million (US$1.8 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively.

We incurred net losses of RMB19.8 million, RMB36.9 million (US$5.1 million), RMB21.7 million and RMB14.3 million (US$1.9 million) for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024, respectively. Net cash used in operating activities was RMB22.0 million, RMB45.8 million (US$6.3 million), RMB29.4 million and RMB10.6 million (US$1.5 million) for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024, respectively. We had accumulated deficit of RMB1,974.7 million, RMB2,120.1 million (US$291.7 million), and RMB2,186.8 million (US$300.9 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively. The working capital deficit was RMB95.9 million, RMB112.6 million (US$15.5 million) and RMB130.0 million (US$17.9 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively. Our cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet our obligations as they become due for the next twelve months from the filing date of this registration statement. These factors raise substantial doubt about our ability to continue as a going concern.

Our liquidity is based on our ability to generate cash from operating activities, debt financing and capital contributions from our shareholders to fund its general operations and capital expansion needs. Our ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of June 30, 2024, the balance of cash and cash equivalents was RMB12.7 million (US$1.8 million), which cannot cover the current liabilities of RMB177.9 million (US$24.5 million). Currently, we are working to improve our liquidity and capital sources mainly through borrowing from related parties and financial institutions.

However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditure, working capital, and other requirements. The consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

As of June 30, 2024, substantially all of our cash and cash equivalents were held in China and all were denominated in Renminbi. As of June 30, 2024, substantially all of our cash and cash equivalents were held by our subsidiaries.

Substantially all of our net revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities primarily comprises our net loss and non-cash items, depreciation, change in expected credit losses, allowance, impairment, and adjusted by changes in working capital.

For the six months ended June 30, 2024, net cash used in operating activities was RMB10.6 million (US$1.5 million), which was primarily attributable to our net loss of RMB14.0 million (US$1.9 million), as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised of changes in operating assets and liabilities, which was primarily the result of (i) a decrease in accounts receivable of RMB18.2 million (US$2.5 million), primarily because we invested resources and vigorously promoted the pharmaceutical supply chain business in 2024, and the credit term we granted to these supply chain customers was comparatively shorter; (ii) a decrease in amount due from related parties of RMB1.2 million (US$0.2 million); (iii) an increase in other payables of RMB3.8 million (US$0.5 million); and (iv) an increase in amount due to related parties of RMB3.3 million (US$0.5 million); partially offset by (a) an increase of inventory of RMB1.1 million (US$0.2 million) as a result of the need to maintain a higher level of inventories for anticipated sales; (b) an increase in advances to suppliers of RMB0.9 million (US$0.1 million); (c) a decrease in salary and welfare payable of RMB1.0 million (US$0.1 million); (d) a decrease in operating lease liabilities of RMB0.7 million (US$0.09 million); and (e) a decrease in accounts payable of RMB19.1 million (US$2.6 million), mainly due to shorter credit terms provided by suppliers in the six months ended June 30, 2024.

For the year ended December 31, 2023, net cash used in operating activities was RMB45.8 million (US$6.3 million), which was primarily attributable to our net loss of RMB 36.9 million (US$5.1 million), as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised (i) changes in allowance for credit losses of RMB1.5 million (US$0.2 million), (ii) impairment losses of long-lived assets of RMB1.1 million (US$0.2 million), and (iii) changes in operating assets and liabilities, which was primarily the result of (a) an increase in accounts receivable of RMB1.3 million (US$0.2 million), primarily because we invested resources and vigorously promoted the pharmaceutical supply chain business in 2023, and the credit term we granted to these supply chain customer was comparatively longer, (b) an increase of inventory of RMB5.0 million (US$0.7 million) as the result of increase in revenue from pharmaceuticals supply, we need to maintain a higher level of inventories for the anticipated sales; (c) a decrease in accounts payable of RMB1.6 million (US$0.2 million) mainly due to shorter credit terms provided by suppliers in 2023; and (d) an increase in amount due to related parties of RMB8.9 million (US$1.2 million), (e) a decrease in advance from customers of RMB1.5 million (US$0.2 million), (f) a decrease in salary and welfare payable of RMB3.4 million (US$0.5 million), and (g) a decrease in operating lease liability of RMB2.0 million (US$0.3 million).

For the year ended December 31, 2022, net cash used in operating activities was RMB22.0 million, which was primarily attributable to (i) our net loss of RMB19.8 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised (i) change in allowance for credit losses of RMB0.8 million, and (ii) changes in operating assets and liabilities, which was primarily the result of (a) an increase in accounts receivable of RMB26.1 million, primarily because we invested resources and vigorously promoted the pharmaceutical supply chain business in 2022, and the credit term we granted to these supply chain customer was comparatively longer, (b) a decrease in operating lease liabilities of RMB2.5 million, (c) an increase in amount due from related parties of RMB2.0 million, and (d) a decrease in other payables of RMB2.0 million; partially offset by (a) an increase in accounts payable of RMB13.0 million, (b) an increase in amount due to related parties of RMB11.7 million, and (c) an increase in salary and welfare payable of RMB4.8 million.

Investing activities

For the six months ended June 30, 2024, net cash used in investing activities was RMB17.9 thousand (US$2.5 thousand), which was attributable to the payment for purchasing office equipment and furniture.

For the year ended December 31, 2023, net cash used in investing activities was RMB0.1 million (US$0.02 million), which was entirely attributable to the payment for purchasing an automobile.

For the year ended December 31, 2022, we did not have net cash used in any investing activities.

Financing activities

For the six months ended June 30, 2024, net cash provided by financing activities was RMB16.6 million (US$2.3 million), which primarily comprised (i) short-term bank loans of RMB37.0 million (US$5.1 million) from Shanghai Pudong Development Bank, Industrial Bank Co, and Industrial and Commercial Bank of China and China CITIC Bank; (ii) loans from related parties of RMB11.2 million (US$1.5 million); and (iii) loans from third parties of RMB8.8 million (US$1.2 million); partially offset by (a) repayment of short-term bank loans of RMB19.3 million (US$2.7 million); (b) repayment to related parties of RMB14.4 million (US$2.0 million); and (c) repayment to third parties of RMB5.0 million (US$0.7 million).

For the year ended December 31, 2023, net cash provided by financing activities was RMB50.1 million (US$6.9 million), which primarily comprised (i) loans from related parties of RMB104.4 million (US14.4 million), (ii) proceeds from short-term bank loans of RMB28.0 million (US$3.9 million), representing loans from Agricultural Bank of China, Industrial Bank Co, and Industrial and Commercial Bank of China and China CITIC Bank, (iii) proceeds from long-term bank loan of RMB3.0 million (US$0.4 million), representing loan from Jiujiang Bank, and (iv) proceeds from third parties of RMB1.1 million (US$0.2 million), representing loans from third parties; partially offset by (i) repayment to related parties of RMB64.5 million (US$8.9 million), (ii) repayment to third parties of RMB3.6 million (US$0.5 million), (iii) repayment of short-term bank loans of RMB15.7 million (US$2.2 million), and (iv) payment for deferred offering costs of RMB2.3 million (US$0.3 million).

For the year ended December 31, 2022, net cash provided by financing activities was RMB22.5 million, which primarily comprised (i) loans from related parties of RMB24.2 million, and (ii) proceeds from short-term bank loans of RMB10.1 million, representing loans from Zhejiang Internet Business Bank, China CITIC Bank, and Industrial and Commercial Bank of China; partially offset by (i) repayment to related parties of RMB8.1 million, (ii) repayment to third parties of RMB3.1 million and (iii) repayment of short-term bank loans of RMB1.5 million.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2024.

Payment due for the year ended June 30,	2025	2026	2027	2028 and thereafter	Total future loan payments	Imputed interest	Total
Loans from bank and other financial institutions(1)	53,817	2,659	167	94	56,737	(3,544)	53,193
Loans from third parties	7,022	2,283	—	—	9,305	(447)	8,858
Loans from related parties(2)	26,393	6,279	352,358	—	385,030	(17,494)	367,536
Operating lease commitments	785	368	185	—	1,338	(79)	1,259
Total	88,017	11,589	352,710	94	452,410	(21,564)	430,846

____________

Notes:

(1)      The long-term loan (including current portion) outstanding as of June 30, 2024 bore a weighted average interest rate of 6.6% per annum.

(2)      The majority of this balance is related to payable arising from cooperation with Focus Media. On August 10, 2021, we entered into tripartite agreements with Focus Media and Aixiangbao, a wholly-owned entity by Mr. Zhenyang Shi, pursuant to which, we are released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of us in the amount of RMB221.0 million, and we agreed to repay such debt to Aixiangbao. On September 10, 2021, we reached an agreement with Aixiangbao, pursuant to which we will not be required to repay the liability for five years and after then Aixiangbao can only require us to repay the liability in a non-cash method, but we still have an obligation to repay such outstanding debt, with no interest bearing.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2024.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Going Concern

As discussed in Liquidity and Capital Resources, our cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet our obligations as they become due for the next twelve months after the date that the consolidated financial statements were available to be issued. These factors raise substantial doubt about our ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include as follows: (i) from July 1, 2024 to October 15, 2024, we obtained loans from related parties and third parties amounting to RMB4.9 million, with one-year loan period and interest rates variable from 0.00% to 18.00%; and (ii) we are attempting to improve our business profitability, our ability to generate sufficient cash flow from our operations to meet our operating needs on a timely basis, obtain additional working capital funds through debt and equity financings in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

We obtained loans from our related parties at interest rates between 0.00% to 20.00%. See “Related Party Transactions — Other Related Party Transactions” for details. As of June 30, 2024, the amounts of loans from related parties, current portion, were RMB18.3 million (US$2.5 million), and the amounts of loans from related parties, noncurrent portion, were RMB349.2 million (US$48.1 million). Given that we will take measures as stated in the above management plan, the cash flows are sufficient to cover the costs of the loans from related parties and such financing would not impact on our ability to continue as a going concern.

Critical Accounting Estimates

We have identified certain accounting estimates that are significant to the preparation of our historical financial information in accordance with the U.S. GAAP. Our management continually evaluates such estimates, assumptions, and judgments based on past experience and other factors, including industry practices and expectations of future events that we believe to be reasonable under the circumstances. There has not been any material deviation between our management’s estimates or assumptions and actual results, and we have not made any material changes to these estimates or assumptions for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024. We do not expect any material changes in these estimates and assumptions in the foreseeable future.

Our significant accounting policies, which are important for an understanding of our financial position and results of operations, are set forth in detail in Note 3 to the consolidated financial statements included elsewhere in this prospectus. Some of our accounting policies are considered to be critical as 1) they require us to apply estimates and assumptions as well as complex judgments relating to accounting items; and 2) the estimates and assumptions that we use and the judgments that we make in applying our accounting policies have a significant impact on our financial position and results of operations. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable; (iii) inventories, net; (iv) impairment of long-live assets; and (v) income tax. See Note 3 to our consolidated financial statements for the disclosure of these accounting policies. Our critical accounting estimates include the following: (i) allowance for credit loss; (ii) reserve for inventories; (iii) impairment for long-lived assets; and (iv) valuation allowance for deferred tax assets.

Allowance for credit losses

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses. We use the loss rate method to calculate the expected credit losses and consider the reverent factors of the historical and future conditions of us to make reasonable estimation of the risk rate. Additionally, we make specific provision for credit losses based on any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate. For the six months ended June 30, 2023 and 2024, we had RMB1,191,758 of provision and RMB107,261 (US$14,760) of reversal for credit losses for accounts receivable provided, respectively. For the years ended December 31, 2022 and 2023, we had nil and RMB903,326 (US$124,302) of provision for credit losses for accounts receivable provided, respectively. For the six months ended June 30, 2023 and 2024, we provided net provision for credit loss of RMB509,927 and RMB961,323 (US$132,282) for other receivables, respectively. For the years ended December 31, 2022 and 2023, we provided nil and RMB624,980 (US$86,000) provision for credit losses and reversed RMB774,449 and RMB39,847 (US$5,483) provision for credit losses for other receivables, respectively.

As of June 30, 2024, the total allowance for financial assets was RMB3,871,302 (US$532,709). If change in various factors constituting the estimate of loss rate result in 10 percentage point increase/decrease in overall estimate loss rate, it would result in an increase/decrease of RMB387,130 (US$53,271) for the allowance for total financial assets.

Reserve for inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. We periodically review our inventory and records write-downs to inventories for losses and damages that are identified. We provide a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value. As of December 31, 2022 and 2023 and June 30, 2024, the reserve for inventory was nil, RMB503,079 (US$69,226) and RMB598,736 (US$82,389), respectively.

As of June 30, 2024, the reserve for inventories was RMB503,079 (US$69,226). If change in various factors constituting the estimate for the inventory obsolescence or excess quantities result in 10 percentage point increase/decrease in reserve rate, it would result in an increase/decrease of RMB59,874 (US$8,239) for the reserve for inventories.

Impairment for long-lived assets

We evaluate long-lived assets, including property and equipment, operating lease right-of-use assets, and intangible assets with definite lives for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the carrying amount of the asset or asset group to the related projected undiscounted cash flows expected to result from the use of the assets or asset group and their eventual disposition, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the carrying amount of the assets or assets group exceeds the expected undiscounted cash flows, we would recognize an impairment loss based on the fair value of the assets or assets group. We recorded impairment loss on property and equipment, operating lease right-of-use assets and intangible assets with definite lives of RMB17,861 (US$2,458), nil and nil for the six months ended June 30, 2024.

Changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Valuation allowance for deferred tax assets

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Changes to the estimates for the tax consequences in future years can significantly affect the valuation allowance for deferred tax assets.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 of our consolidated financial statements included elsewhere in this prospectus.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements included in this prospectus, three material weaknesses were identified in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Because of the material weakness described above, our management has concluded that we had not maintain effective internal control over financial reporting as of December 31, 2023 and June 30, 2024, respectively, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, and (iii) lack of proper control of the Company’s system logical access security and system change management. This has resulted in a number of accounting errors and omissions.

We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) hired a consulting firm with U.S. GAAP experience to strengthen our financial reporting function, (iii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iv) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, (v) establishing controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures, and (vi) preparing to put in place more stringent authentication and access control mechanisms, as well as to strengthen the authorizing and monitoring of system changes.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to rectify and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations or prevent fraud.”

Holding Company Structure

POMDOCTOR LIMITED is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and VIE in China, and our revenues are derived from the VIE and its subsidiaries. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries and VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries and the VIE in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for December 2022 and 2023 and June 2024 were an increase of 1.8%, a decrease of 0.3% and an increase of 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office may increase as a result of higher inflation. We are not able to hedge our exposure to higher inflation in China.

Quantitative and Qualitative Disclosure about Market Risk

Risks in relation to the VIE structure

We believe that the contractual arrangements with the VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current contractual agreements and businesses to be in violation of any existing or future PRC laws or regulations. If we, our WFOE or any of our current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the our right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which we may not be able to comply, or other regulatory or enforcement actions against us that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on our ability to conduct its business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, we would no longer be able to consolidate the VIE.

In addition, if the VIE or the nominee shareholders fail to perform their obligations under the contractual agreements, we may have to incur substantial costs and expend resources to enforce the primary beneficiary’s rights under the contracts. We may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of the contractual agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, the requirements under the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event that we are unable to enforce the contractual agreements, the primary beneficiary may not be able to exert effective control over its VIE, and our ability to conduct its business may be negatively affected.

Concentrations and Credit Risk

Certain financial instruments, which subject us to concentration of credit risk, consist of cash and restricted cash. We have cash balances at financial institutions located in PRC. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB500,000 (US$68,802) per bank. As of December 31, 2023 and June 30, 2024, we had deposits totaling RMB6,717,031 and RMB12,714,272 (US$1,749,542) that were covered by such limited insurance, respectively. Any balance over RMB500,000 (US$68,802) per bank in PRC will not be covered. To date, we have not experienced any losses in such accounts.

For the six months ended June 30, 2024, there was one customer accounted for 34.0% of our net revenues. For the year ended December 31, 2023, there was one customer accounted for 56.3% of our net revenues. For the year ended December 31, 2022, there were two customers collectively accounted for 43.3% of our revenue. As of June 30, 2024, there was one customer accounted for 11.0% of our gross accounts receivable. As of December 31, 2023, there were two customers collectively accounted for 66.1% of our gross accounts receivable. As of December 31, 2022, there was one customer accounted for 70.9% of our gross accounts receivable. No other customers account for 10% or more of our net revenues or gross account receivable except as disclosed above.

For the six months ended June 30, 2024, there was one supplier accounted for 42.7% of our total purchases. For the year ended December 31, 2023, there were two suppliers collectively accounted for 44.0% of our total purchases. For the year ended December 31, 2022, there were two suppliers collectively accounted for 33.7% of our total purchases. As of June 30, 2024, there was one supplier accounted for 11.2% of our accounts payable. As of December 31, 2023, there were two suppliers collectively accounted for 48.3% of our accounts payable. As of December 31, 2022, there was one supplier accounted for 42.6% of our total accounts payable. No other suppliers account for 10% or more of our total purchase or account payable except as disclosed above.

INDUSTRY

Overview of the Chronic Disease Management Industry in China

Chronic Disease Management (“CDM”) refers to the establishment of an integrated system of intervention and management for chronic diseases throughout different stages of the continuum of chronic disease care, ultimately strengthening disease control, preventing disease deterioration, and controlling the overall medical cost. Chronic diseases are defined broadly as conditions that last 1 year or more and either require ongoing medical attention or limit activities of daily living or both.

Chronic disease management in a broad sense includes:

1).     Disease management:    In this stage, certain indicators (i.e. blood pressure, blood glucose, etc.) and patients’ daily activities will be closely monitored in relation to major chronic diseases, which include cardiovascular and cerebrovascular diseases, cancer, diabetes, and chronic respiratory diseases, etc.

2).     Cognition, Mental State and Behavior Management:    This includes managing the patients’ awareness of chronic disease, their negative mental state caused by the chronic disease, and their behavior related to the chronic disease, e.g., providing medication education for better patient compliance and motivating patients to prevent unhealthy lifestyle.

3).     Social Environment Management:    This includes managing the environment of chronically ill patients, which can be subdivided into micro-social and macro-social environments. Micro-social environment refers to the family environment, work environment, peer group, community environment and health service environment, etc., and macro-social environment includes the patients’ social class, the relationships between different social classes and the change of class structure.

The graph below illustrates the value chain of CDM in China.

Service Provider
Institutions/Companies
• Platform where specialists communicate with and provide chronic diseases healthcare management service to users
Specialists
Pharmacist
Dietitian
Physical Therapist
....
Science Dissemination
Health Monitoring
Physical Activity Guidance
Dietary Guidance
Medication Management
....
Consumption End
Users
• Healthy people
Manage their own health and realize timely physical tracking using their obtained healthcare management knowledge from providers
• Patients
Realize daily lifestyle and medication management Monitor and render post-discharge care
Payers: Entity that pays for Chronic Diseases Healthcare Services
Insurance Company
• To decrease the risk of insurance claim
Employer
• To provide package benefits for employees and reduce the turnover rates

Source: Frost & Sullivan

Numerous people die from chronic diseases annually, creating huge economic burden for the healthcare industry. It is necessary and urgent to apply and promote CDM in China, and the rationales include:

Expanding Patient Pool and Heavy Treatment Work.    The number of individuals with chronic illness is growing due to rapid aging of the population and a longer life expectancy. Chronic diseases often require a long period of supervision or care, and a higher frequency of drug repurchase needs, leading to a higher workload in treatment.

Great Medical Burden.    The medical resources in China are concentrated in Tier III hospitals, which are concentrated in the eastern region, while access to high-quality medical resources is relatively difficult for patients in western and rural areas. Such unequal distribution of medical resources significantly burdens patients and substantially impacts on the healthcare industry.

Increased Affordability for Scientific Management Method.    With the development of the economy of China, patients and potential patients’ life standard and disposable income have been drastically improved. Their increased ability to pay results in a growing need for scientific chronic disease management.

Increased Expenditure in Medical Insurance.    Social medical insurance expenditure remains a significant part of insurance expenditure, while the overall efficiency is low. The implementation of effective CDM allows graded diagnosis and treatment which largely reduces insurance expenditure.

Changing Lifestyle and Increasing Health Awareness.    In modern society, changes in lifestyle lead to changes in disease spectrum. Unhealthy lifestyles are correlated to chronic diseases, and with increasing health awareness for chronic diseases, scientific chronic disease management is needed.

Source: Frost & Sullivan

Compared to developed countries, non-communicable diseases (i.e. disease that are not transmissible directly from one person to another, which are mainly chronic disease) prevention in China remains in the early stage. Due to factors such as aging population, the patient pool of non-communicable diseases in China has been drastically increasing. This phenomenon results in an expanding non-communicable diseases medical care market, which is measured by direct healthcare consumption cost. The total market grew from approximately RMB2,832 billion in 2016 to an expected size of approximately RMB6,240.4 billion in 2022 at a CAGR of approximately 10.6%% during the corresponding period, and the figure is projected to reach approximately RMB10,322.6 billion by 2027.

Overview of the Digital Health and Wellness Industry in China

The digital health and wellness market is the market of health and wellness services that relies on digital technology. Digital health and wellness refer to the use of digital technology as a tool to provide services or products to meet health and wellness needs. Each segment of China’s health and wellness market will benefit from digitalization. Accordingly, digital health and wellness market is mainly composed of healthcare E-commerce, online consultation market, online chronic management service market, online enterprise service, online consumer healthcare service, online chronic disease management and smart healthcare solutions market.

Healthcare E-commerce:    Healthcare E-commerce refers to the behavior of businesses selling pharmaceutical products through the Internet and other modern information technologies, including online distribution, online retail pharmacies and O2O models.

Online consultation:    Online consultation refers to healthcare services conducted through Internet hospitals, including online consultation and chronic disease management. Typical services include online diagnosis and treatment, appointments, consultation, and disease management, etc.

Online Enterprise Service:    Online enterprise service refers to digital health marketing service provided to healthcare companies, which includes SaaS platform construction, doctor resource management and sales terminal resource development, etc.

Online Consumer Healthcare Service:    Online consumer healthcare service refers to the market-oriented medical products and services traded through the Internet and executed offline. It includes medical cosmetology, dentistry, genetic sequencing, physical exam and vaccine appointment, and motherhood service.

Online Chronic Disease Management:    By connecting to medical insurance accounts, digital chronic disease management services support cost control and the development of related medical services.

Smart Healthcare Solutions:    Smart healthcare solutions are the solutions furnished by external digital service providers to facilitate the internal and external digitalization of all Chinese medical institutions, which include software, hardware, and relevant services.

The advancement and availability of digital technology, such as big data, cloud storage and artificial intelligence, have qualitatively transformed the way healthcare products and services are provided. The digital health and wellness market is mainly consisted of online retail pharmacy, online consultation, consumer healthcare, digitalization of healthcare infrastructures and others. Given the transformative qualities of the digital health and wellness market in China, the market is set to expand substantially. According to Frost & Sullivan, the market size of the digital health and wellness industry by GMV in China is expected to reach approximately RMB540.7 billion in 2022 and increase to approximately RMB1,525.9 billion in 2027, representing a CAGR of approximately 23.1% from 2022 to 2027.

Source: Frost & Sullivan

According to Frost & Sullivan, the growth drivers of the digital health and wellness industry in China are:

Increasing penetration of digital medical service.    Digital medical service is an emerging industry which used to have a low penetration rate in the health market, which enjoys a huge market space in China. The outbreak of COVID-19 leads to fundamental changes in the behavior patterns of government, medical institutions, doctors and patients, which accelerated the penetration of digital medical service and subsequently contributed to the development of digital health market.

Innovation technology of digital health.    Along with the development of digital technologies, digital health redefines the standard of health and medical practice by providing convenient and efficient health-related services. It in turn helps more and more patients to have access to high-quality medical resources, shares valuable health information and communication among different levels of hospitals and doctors, and makes digital health an important part of China health industry.

Favorable policies.    Promoting the Development of ‘Internet+ Medical Health’ aims to provide quality service for more population at the national level. A series of similar policies set the blueprint for market development and emphasize the importance of digital health. Especially under the COVID-19 pandemic, digital health plays an important role in maintaining necessary medical services through shifting a significant part of medical services online. Encouraged by these favorable policies, digital health will undergo fast development, and online consultation will become more efficient and more reliable with better quality.

Growing health awareness.    Increasing healthcare expenditure and disposable income are improving health awareness. The diagnosis and treatment rate of diseases, in particular, chronic diseases, can be consequently improved, which drives up drug and medical service demand. Also, related healthcare services started to gain popularity among affluent population. Digitization, as an efficient method for all of these, is expected to accelerate in the coming years.

Transition from offline to online for hospitals.    Driven by policies, hospitals at all levels are actively building online hospitals to enrich out-of-hospital service offerings in order to accelerate the transition towards greater online presence. This process increases the demand for provisions of relevant digital infrastructures.

Technology advancement.    Technology advancement significantly changes the traditional healthcare services industry. AI and big data support a hierarchical diagnosis system, while IoT and 5G innovate health management methods in the monitoring and prevention of diseases and diagnosis and prognosis management.

Digitalization of offline pharmacies.    There is an emerging need for offline pharmacies to upgrade their digitalization strategy as they have historically faced issues such as the lack of bargaining power, lack of economies of scale, high operating and procurement costs, high working capital requirements and limited insights into market demand. The average inventory turnover days of the top 5 offline pharmacies in China in 2022 were 87.8 days, compared with 26.3 days in the United States.

Digital upgrade across the healthcare value chain.    Driven by digital upgrade for higher efficiency, stakeholders including pharmaceutical companies and healthcare institutions have gradually increased their demand for relevant digital infrastructure. Pharmaceutical companies are adopting digitalization to improve their R&D and manufacturing process. Healthcare institutions such as hospitals are actively building online hospitals to enrich out-hospital service offerings for accelerating the transition towards greater online presence.

Supply Chain capabilities.    Policies such as centralized procurement of drugs and two-invoice system are expected to reduce the profit margins of upstream suppliers and distributors, driving them to seek for more transparent and cost-efficient sales and marketing channels. Meanwhile, 96% of all marketed pharmaceutical products are not covered under central procurement, the sales of a large portion of which are likely to increasingly rely on out-hospital and especially online channels. For both categories of pharmaceutical products, online retail pharmacies represent the most competitive retail channel given their efficiency and low cost, thanks to technology-driven end-to-end supply chain capabilities.

Strong network of healthcare resources.    The promotion of a hierarchical diagnosis and treatment system and family doctor services have given rise to the establishment of community health management system. For platforms that cater to such healthcare management needs, we believe they require substantial amount of resources on the supply side in order to manage the long-term healthcare needs of users, including connection and partnership with hospitals, access to quality doctors, and building up a trusting patient relationship. Large-scale players are more likely to succeed in building healthcare management platform as they have more available resources. For example, they can offer technology and supply chain services to empower hospitals and offer doctors an integrated online and offline venues platform to establish their presence inside and outside of the hospital.

A proven business model with clear path to profitability.    The digital health and wellness market is a relatively new segment in China’s healthcare industry. Many participants in this industry are still looking for a business model that can lead to sustainable revenue and profitability. Among the various segments of digital health and wellness, healthcare E-commerce accounted for 48.0% of the digital health and wellness market revenue in 2019, mirroring healthcare product sales and distribution and being the main source of revenue for the Chinese health and wellness industry. Building on years of user accumulation and cultivation, the strong presence and growth of healthcare E-commerce is likely to continue in the foreseeable future. In contrast, despite the complementary quality of online consultation in relation to healthcare E-commerce, the former is still at an early development stage amidst a dynamic market with a monetization strategy yet to be proven. It currently accounts for 3.6% of the digital health and wellness market as of 2019. It remains uncertain whether a business model that relies on online consultation can achieve large scale and sustainable growth. Therefore, for a platform to enhance market share and presence in the digital health and wellness market, strong capability in healthcare E-commerce is needed as a foundation.

According to Frost & Sullivan, the future trends of the digital health and wellness industry in China are:

Attention towards digital strategy.    Pharmaceutical companies have paid more attention towards digital strategy and its corresponding capacity building. Capacity building is carried out via online channels for branding and marketing, promotion of patient education, remote service, medical E-commerce, disease management and other fields. As this is an emerging market, a large number of participants are focusing on different aspects of digital health and wellness market. Many of them are currently exploring various business models, and they tend to develop within one particular sub-segment.

Increasing doctor participation.    An increasing number of doctors have been providing online diagnosis and treatment services through third-party platforms or Internet hospitals. The use of multiple platforms has become the mainstream trend. The active participation of doctors has also induced more patients to seek medical advice from offline to online.

Digitalization of consumer healthcare.    Consumer healthcare demand is on the rise, and the industry is maturing. The digitization of consumer healthcare service providers, catalyzed by the COVID-19 pandemic, is becoming a successful option for cost saving and patient retention.

Development of online chronic disease management platform.    Digital healthcare platforms are partnering with pharmaceutical companies and hospitals to facilitate long-term chronic disease management and post-operative care by highlighting risk factors for disease and strengthening patient compliance. The online disease management platform can also help doctors better manage patients, track patient information, and remind them to follow up.

Importance of digital health infrastructure service.    Driven by policies, hospitals at all levels are actively building online hospitals to enrich out-of-hospital service offerings in order to accelerate the transition towards a greater online presence. This process of transition from offline to online for hospitals increases the demand for provisions of relevant digital infrastructures.

Frost & Sullivan has adopted the following primary assumptions and limitations in making all its projections in the prospectus:

•        The overall social, economic and political environment in the PRC is expected to remain stable during the forecast period.

•        China’s economic and industrial development is likely to maintain steady growth over the next decade.

•        Key industry drivers, such as accelerated aging people, growing demands from healthcare institutions, the increasing prevalence of the chronic diseases, and continuous technology innovation are likely to drive the growth of China’s digital healthcare market during the forecast period; and no extreme force majeure or industry regulation will dramatically or fundamentally affect the market.

•        Since the outbreak of COVID-19, the pandemic has spread with alarming speed, infecting over ten million people globally. In response to the outbreak of COVID-19, China has imposed extensive lockdowns, closure of workplaces and restriction on mobility and travel to contain the spread of virus. Against such backdrop, digital healthcare market experienced a positive impact. Under a series of control measures issued by the China government and along with the great efforts of Chinese residents, China witnessed an effective control with COVID-19 pandemic which contributed to gradually resuming economic activities and demand recoveries from the second quarter of 2020 onward. The impact of COVID-19 has been reduced to the least degree especially with the adoption of increasing number of COIVD-19 vaccinations.

In addition, these projections are subject to the following limitations:

•        The study took 2022 as the base year for analysis and 2023-2027 for forecast. However, some of the figures of 2022 may not have become available from public statistical sources at the time when it conducted research for this report. Frost & Sullivan will use the latest information available (e.g. 2021) or make projections based on historical trends.

•        Interviews with industry experts and competitors will be conducted on a best-effort basis to collect information for in-depth analysis for this report.

•        Frost & Sullivan will not be responsible for any information gaps where Interviewees have refused to disclose confidential data or figures.

•        In instances where information is not available, figures based on similar indicators combined with Frost & Sullivan in-house analysis will be deployed to arrive at an estimate.

•        Under circumstances where information is not available, Frost & Sullivan in-house analysis will be leveraged using appropriate models and indicators to arrive at an estimate.

Overview of the Internet Chronic Disease Management Market in China

The graph below illustrates the value chain of Internet CDM in China.

Upstream
Midstream
Downstream
Medical device manufacturing company
Pharmaceutical companies related to the prevention and treatment of chronic diseases
Chronic diseases management doctors
Medical institutions at all levels
Internet big data service provider
Insurance company
Information and social company
Chronic disease surveillance company
Online consultation company
Chronic disease service company
Chronic diseases patients

Source: Frost & Sullivan

The rapid development of the mobile Internet, the expansion of chronic disease patients and the normalization of the COVID-19 epidemic situation have promoted the rapid development of the Internet CDM industry. In March 2020, the guidance on promoting the development of “Internet +” medical insurance services during the prevention and control of the epidemic situation of COVID-19 made it clear that patients with common diseases and chronic diseases can be reimbursed for medical insurance in accordance with the rules when they pay follow-up visits to Internet medical institutions. According to Frost & Sullivan, Internet medical care will mature and the Internet chronic disease management market will stabilize and mature after 2030, evidenced by the full access of data inside and outside the hospital, the improvement of online medical insurance payment systems, the maturity of the one-stop chronic disease management business of Internet medical companies, and the rich accumulation of doctors and patients’ resources.

According to Frost & Sullivan, the market of the digital chronic disease management in China has grown greatly from 2018 to 20122 with a CAGR of 44.6%. It is expected to continue growing from 2022 to 2027 with a CAGR of 23.7.0%, and is expected to have a market size of RMB778.6 billion in 2027. Among all the product types, healthcare management has the highest CAGR of 27.7 from 2022 to 2027.

Source: Frost & Sullivan

Competitive Landscape

According to Frost & Sullivan, Pom Doctor ranked sixth among the participants in the China Internet Hospital Market in terms of the number of contracted doctors, with its contracted doctors reaching 212 thousand in 2022.

Source: Frost & Sullivan

BUSINESS

Our Mission

Our mission is to provide effective prevention and treatment solutions to alleviate patients’ sufferings from illnesses.

Our Vision

Our vision is to become the most trustworthy medical and healthcare services platform.

Who We Are

We are a leading online medical services platform for chronic diseases in China, ranking sixth on China’s Internet hospital market measured by the number of contracted doctors in 2022, according to Frost & Sullivan. As of December 31, 2022 and 2023 and June 30, 2024, the cumulative number of contracted doctors stabilized at over 212,000, while the transacting patients increased from around 638,000 as of December 31, 2022 to 654,000 as of December 31, 2023, and further to 683,000 as of June 30, 2024. As of June 30, 2024, our contracted doctors issued approximately 3.04 million prescriptions.

With focuses on chronic disease management and pharmaceutical services, our business model forms a one-stop platform for medical services, which organically connects patients to doctors and pharmaceutical products. Our experience in tackling chronic diseases can be traced back to the launch of our platform on mobile devices in 2015. We strategically chose to focus on this field because chronic diseases last at least one year by definition, and they are hard to cure, prone to complications and require ongoing medical attention. As such, patients with chronic diseases have a great and relatively inelastic demand for frequent and repeat follow-up visits and of drug purchases, which gives a competitive advantage to platforms that are able to maintain long-term, stable doctor-patient relationships.

We believe that doctors are the most important resource in the medical services industry. Hence, we have established an open Internet hospital business model that focuses on serving them. In this model, our smart online medical service platform offers a range of services and tools to facilitate online consultation and prescription, which include a WeChat official account that facilitates doctor-patient communications, and Pom Doctor, a doctor-end patient management portal. These online consultations and prescriptions are carried out during one-to-one graphic consultation sessions where the patients send texts and pictures to the doctors for diagnoses, and we plan to gradually launch phone and video consultation. Our platform only provides services for follow-up patients who already have prescriptions from separate, offline services. See “— Internet Hospital Business — Online consultation and prescription renewal.”

At the same time, our platform enables patients to conveniently connect with our doctors and obtain one-stop medical services, which include online consultations and online prescriptions anywhere, anytime. Because our patients were mainly sourced by doctors via existing offline patient-doctor relationships, their mutual trust is also transferred online, which translates into greater user stickiness on both ends and allows for great monetization potential from our treatment and prevention solutions. In 2022, 2023 and the six months ended June 30, 2024, we achieved a retention rate for mature doctors of 99.7%, 99.9% and 99.9%, respectively. In addition, we recorded a 90-day patient repurchase rate, representing the average turnover period of the prescription drug usage, of 65.9%, 63.7% and 65.5% in 2022, 2023 and the six months ended June 30, 2024, respectively. As chronic diseases last more than one year by definition and requires ongoing medical attention, such high 90-day patient repurchase rates encourage the patients to continue using our platform for its ease of use during the long course of their disease management and also motivates doctors to stay on the platform and serve the patients that they have become familiar with in the same period, which benefits our chronic disease management business.

Leveraging our mature doctors’ resource, we have achieved a particularly high repeat purchase rate of patients in our hepatopathy department of 73.1%, 72.7% and 73.5% in 2022, 2023 and the six months ended June 30, 2024, respectively. We have also achieved an average revenue per paying patient on our platform of RMB714 in 2023, which increased as compared with RMB624 in 2022. In the six months ended June 30, 2024, the average revenue per paying patient on our platform was RMB733. Eventually, our seasoned supply chain carries out the fulfillment of the patients’ orders, which both helps alleviate or eliminate their suffering and opens the door to future consultations.

In February 2020, we entered into an advertising framework agreement with Focus Media, pursuant to which Focus Media agreed to provide advertising service and we agreed to pay for the advertising service fee during the term from February 29, 2020 to February 28, 2021. As impacted by COVID-19, a large number of patients could not go to hospital and may seek alternative ways of on-site visit with doctors in the hospital. We believe this would be an opportunity to increase our brand recognition by cooperating with Focus Media. During the contract term, we together with Focus Media launched various advertising programs such as property advertising, smart screen advertising and elevator advertising, and incurred advertising fee of RMB221.0 million. We do not expect to launch similar campaigns in the future.

Industry Challenges and Market Opportunities

A series of barriers and inefficiencies exist in China’s current chronic disease management system, which leave many needs of chronic disease patients unfulfilled. Complementing existing offline solutions, Internet chronic disease management, or CDM, platforms form an important part of the solution because of their ability to alleviate the situation by improving customer experience and streamlining the distribution of medical resources. Leveraging our platform and our services, we believe that we are capable of solving those problems by seizing multiple significant opportunities, which include:

Improved Medical Information Technology:    With the establishment of hospital information systems and the development of Internet platform technology, the infrastructure required for Internet CDM will become more and more completed, which allows the Internet CDM market to rapidly expand.

Collaborative CDM System:    The development of the Internet hospital industry gave birth to collaborative CDM systems, which harness frontline data and management experience to cover the whole lifecycle of chronic disease patients by inviting doctors, patients and related medical enterprises and institutions to participate in the process. As a step-up from traditional hospital-based CDM systems, collaborative CDM system’ ability to both individualize and standardize chronic disease management before, during and after consultation caters to unmet needs and promises huge market potential.

Increased Awareness of Health Management.    The outbreak of COVID-19 improved general health management awareness, which has increased the popularity of Internet CDM. In addition, characterized by its ability to effectively increase the provision of medical resources despite epidemics, alleviate front-line pressure, avoid cross-infection, and improve prevention and control efficiency, Internet CDM is expected to ride significant tailwind in the post-COVID-19 world.

Unequal Distribution of Medical Resources.    Most tertiary hospitals, which possess high-quality medical resources, are concentrated in more urbanized regions of China. Consequently, rural patients’ access to such resources through off-line channels is significantly limited. Therefore, the underserved patients may turn to Internet CDM platforms, which are capable of solving this problem by streamlining diagnosis and treatment and optimizing service processes.

In addition, we believe that our business will benefit from the state-promulgated policies to strengthen the prevention and treatment of chronic diseases, as well as the development of China’s digital healthcare industry. According to Frost & Sullivan, the market size of China’s digital healthcare industry will grow from approximately RMB540.7 billion in 2022 to approximately RMB1,525.9 billion in 2027, representing a CAGR of approximately 23.1%.

Our Value Proposition

Leveraging our online medical services platform, we have broken through traditional process limitations, integrated offline resources and narrowed healthcare disparities between regions within China. We believe that our one-stop online medical services platform that can offer a full range of value propositions for all participants in the healthcare industry:

•        For patients:    Our platform reduces the time spent on commuting to hospitals, lining up for appointments, and filling prescriptions. It helps patients connect with their original attending doctors from offline hospitals who are more familiar with their conditions through one-on-one consultation and offers more convenient access to medicine and delivery, especially in areas where local hospitals have limited drug supplies. With the help of our platform, one patient from Kashgar, Xinjiang is able to consult his original attending doctor in Chongqing, approximately 4,138 kilometers away, at least three times annually.

•        For doctors:    Our platform’s capability to break physical barriers fosters convenient doctor-patient interactions and encourages multi-institution practice, which in turn enables continuous personal brand accumulation, optimizes the allocation of medical resources, and increases their income. Equipped with assisted consultation, complete medical records of patients and online prescription capabilities of our platform, our doctors are liberated from menial and repetitive tasks so that they can diagnose and treat patients with improved efficiency and easily refer to these electronic materials for their academic research.

•        For pharmaceutical companies:    Our platform is able to provide extensive key clinical data, including patient conditions, consultation frequencies, and medications, to pharmaceutical companies. This helps optimize drug clinical trials, increase the efficiency of new drugs and perform accurate online targeted advertising, which benefits pharmaceutical research and marketing.

Our Strengths

Innovative and efficient one-stop online medical services platform with strong CDM service capabilities across various departments

We have integrated the Internet hospital and pharmaceutical supply chain sectors through our medical services platform for chronic diseases, offering a one-stop solution to the market participants’ needs via our one-stop system. There, we maintain a dedicated front end to offer a wide range of services to patients, including online consultation, follow-up consultations, order management and drug distribution, etc. On the middle end, we provide doctors with tools for patient acquisition, including doctor certification, online doctor assistants, offline treatment and personal brand building. Finally, our platform’s back end brings along a full range of medical supply chain management services, including drug supply chain, warehousing, and logistics distribution services.

Our Internet CDM platform focuses on doctors. To that end, we have been building doctor communities and expanding offline to attract new doctors to our platform. As of December 31, 2022 and 2023 and June 30, 2024, the cumulative number of contracted doctors stabilized at over 212,000. We had 85,229 doctors issuing prescriptions as of June 30, 2024, as compared with 84,839 and 84,578 as of December 31, 2023 and 2022, respectively. In addition, our Internet CDM platform has attracted doctors from all provincial regions in the People’s Republic of China, whose specialties cover around 56 departments. This wide range of expertise allowed us to duplicate our operational experience in certain departments where we possess early-mover advantage, e.g. hepatopathy, to additional departments, and the established, sizable patient base also possesses great potential for departmental expansion. With our collective efforts, the number of consultations facilitated by our platform exceeded 200,000, and the number of prescriptions issued by the doctors on our platform exceeded 132,000 in 2023, as compared with approximately 358,000 consultations facilitated by our platform and over 208,000 prescriptions issued by the doctors on our platform in 2022. The number of consultations facilitated by our platform exceeded 115,816, and the number of prescriptions issued by the doctors on our platform exceeded 71,930 in the six months ended June 30, 2024, as compared with approximately 101,509 consultations facilitated by our platform and over 66,085 prescriptions issued by the doctors on our platform in the six months ended June 30, 2023.

High patient loyalty due to the long-term nature of chronic diseases and the mutual trust that has developed between our doctors and patients

Chronic diseases last at least one year by definition, and they are hard to cure, prone to complications and require ongoing medical attention. This is especially true for hepatopathy and andropathy patients, who generate approximately 42.6% and 5.8% of the total number of consultations on our platform in 2023, respectively. To manage the chronic diseases, the patients and doctors on our platform have built long-term connections and a high degree of mutual trust. Such connections are often initiated by established long-term offline contacts. Through the doctor’s exclusive QR code, the patient can request future consultations online, which helps to effectively navigate the long treatment cycles and frequent follow-up consultations without having to pay frequent physical visit to the doctors they trust.

We are dedicated to providing the doctors with the most convenient experience of using our platform. Our platform serves as an established consultation channel with comprehensive service offerings, such as medical case upload and central management, for doctors to treat the patient and manage their profile for ease. As such, in 2022 and 2023 and the six months ended June 30, 2024, we achieved a retention rate for mature doctors of 99.7%, 99.9% and 99.9%, respectively. In addition, we recorded a 90-day patient repurchase rate, representing the average turnover period of the prescription drug usage, of 65.9%, 63.7% and 65.5% in 2022, 2023 and the six months ended June 30, 2024. While the number of patients continue to grow and are becoming more familiar with our platform, their doctor will most likely choose to stay with us, which in turn further contributes to their retention rate.

Well-established pharmaceutical supply chain with a complete selection of medical products and extensive supplier channels

After years of operation, we have established drug inventories with a full range of medical products. Coupled with our stable and extensive network of suppliers, we are able to meet the basic prescription needs of patients with chronic diseases across China. In the meantime, offline retail pharmacies and hospital pharmacies face difficulties in obtaining similar capabilities due to the long-existing pain points in China’s medical system. Empowered by sufficient inventories and our strategic cooperation with pharmaceutical companies, our pharmaceutical supply chain can provide comprehensive supplier management, order management, new product introduction and other services. As of December 31, 2022 and 2023 and June 30, 2024, our storage had 34,170, 39,538 and 40,912 SKUs, respectively, each including approximately 13,800, 11,428 and 12,477 SKUs of prescription drugs, respectively. In addition, we keep standing inventories of prescription drugs of approximately 6,000 to 7,000 SKUs, while a traditional public hospital normally only has 1,000 to 3,000 SKUs.

Cutting-edge platform technology and strong research and development capabilities

We believe our strong technology and research and development capabilities are important driving forces for our platform’s development. Our platform doctors, patients, medicine, consultations and prescriptions to build an AI-empowered Internet hospital covers, and our medical services and pharmaceutical supply chain are supported by an IT system that comprises approximately 77 software copyrights, five patents and two patent applications as of June 30, 2024. At the same time, our platform technology, which interfaces in ways of mobile apps and WeChat official accounts, helps us serve all of our platform participants: for doctors, it provides services including patient data management, AI-CDSS (AI-Clinical Decision Support System) assisted diagnosis and treatment, patient education, etc.; for patients, it supports AI-assisted consultation, self-health data upload, smart content sharing, smart community operation, and smart queuing system; and for pharmaceutical companies, it provides medical content marketing, AI-based personalized marketing scheme, smart pharmaceutical database, and more. On the fulfillment front, our established supply chain center transmits drug sales data to our database, and our pharmaceutical traceability system ensures the safety and timeliness of drug distribution. These efforts ensure a normal drug delivery time of 36 hours with full traceability.

Experienced management team led by industry veterans with validation from well-renowned shareholders

We have a management team consisting of professionals with rich experience and visionary insights in the digital healthcare industry. They have been with us for an average of 8 years and have among them an average of 17 years of industry experience. Our chairman, Mr. Zhenyang Shi, has more than 20 years of experience in the medical industry. With his guidance, our company successfully transformed from operating traditional pharmacies to medical e-commerce, and further to an online medical services platform. As a result, Mr. Shi has received recognitions such as Liwan District Medical and Health Industry Development Consultant in 2016, 2015 – 2016 Pharmaceutical E-Commerce Influential Figure, 2014 – 2015 Pharmaceutical E-Commerce Influential Figure and 2014 Outstanding CEO of China Pharmaceutical E-commerce.

We also benefit from the support and validation from our shareholders. Since our inception, we have attracted investments from industry leaders, such as Shandong Buchang Pharmaceuticals (through Shandong Danhong Pharmaceuticals), JD Group and Focus Media, as well as well-renowned institutional investors, such as Beijing HongShan, Greenwoods Asset, Genertec Investment, GTJA Investment, Step Holdings, Share Capital, Grand Yangtze. We not only benefit from the financial support from our shareholders but also benefit from the know-how, resources and expertise of our shareholders in the healthcare and technology industries.

Our Growth Strategies

Continue to recruit quality doctors onto our platform and attract more patient users

Patients visit our platform because of the doctors on it. Therefore, we plan to establish a professional regional promotion team that corresponds to each medical department and to expand the coverage of national medical resources through the combination of online and onsite promotion. We will enter into contracts with more doctors to attract them to register with our platform. We will also continue to encourage existing doctors to refer new doctors and increase the retention rate of doctors on our platform.

We plan to further enhance PomDoctor’s brand awareness and ease of use to increase our platform’s attractiveness to patients. We also plan to establish a team of Pom Nurses to provide a bundle of services that cover the whole consultation process to strengthen the relationship between our platform and patients after they start using our services.

Continue to expand and strengthen our presence in key cities and provinces across China

We plan to expand our presence initially in the Pearl River Delta, a region where we have core operations and strengths, then gradually expand to offer services in Guangdong Province and all of China.

When expanding regionally, we have leveraged our offline medical institutions in the region to apply for Internet hospital qualifications, which grants us access to online medical insurance payments and facilitate medical insurance payment and reimbursement. We believe that this model is more attractive to patients with chronic diseases who have a high frequency of repurchasing medicine, which may bring about significant growth in patient numbers. As of the date of this prospectus, we have already obtained the online medical insurance payment qualification granted by the Guangzhou Municipal Medical Security Bureau. We are currently implementing the connection with the social insurance settlement system, and we plan to launch pilot trial operations in the near future to prepare for the expansion of online medical insurance payment to other cities in Guangdong and other regions in China.

Continue to enhance our supply chain capabilities

In line with the growth of our platform, we plan to continue to expand the number and categories of pharmaceutical products that we offer and expand our supplier channels to meet the growing demand for drugs of patients with chronic diseases in all medical areas and regions in China. In addition, we will continue to optimize our drug storage, distribution, and management capabilities to improve user experience in drug purchase and delivery.

Continue to invest in research and development and enhance our technology capabilities

To meet the growing needs of doctors and patients, we plan to continuously update and optimize our Pom Doctor APP and WeChat official account, including performance improvements and functionality expansions, etc. In addition, we plan to further enhance our artificial intelligence and big data analysis capabilities to improve case retrieval and assisted diagnosis to help doctors conduct consultations and issue prescriptions more efficiently.

Explore new patient acquisition channels via enhanced B2B collaboration

In view of the customer acquisition models adopted or being experimented with by industry peers both domestic and abroad, e.g. Teladoc Health, Inc., we are exploring similar models where we provide online medical services on a business-to-business (B2B) basis. By partnering with insurance companies, we seek to utilize them as distribution channels to self-insured employers that contract with us through our relationships with them, and we can in turn deliver our treatment and prevention solutions to their employees. If and when the PRC regulatory environment shifts to favor such services, we believe this model would allow us to attract even more patients and forge stable long-term relationships that further increase our growth potential.

Utilize our accumulated big data to empower the industry

We plan to provide our accumulated clinical data of doctors and patients on an anonymous basis to pharmaceutical companies to support their clinical trials and facilitate the research and development of new drugs. We also plan to share our experience and insight in building and operating Internet hospitals to accelerate the process of health care digitalization. In addition, we plan to provide our big data to commercial insurance companies to improve their customer identification and segmentation, expand insurance product offerings and more accurately price their products. Finally, we plan to provide our big data to governmental authorities and agencies to assist them in pricing drugs for social insurance.

Expand our experience and reputation in chronic diseases to more medical areas

We have gained a reputation in the industry based on the success of our CDM business, especially in the hepatopathy department. We plan to replicate our business model to more medical areas and departments, as well as realize benefits from the integration of these new areas. We also plan to leverage the virtuous cycle formed by our quality doctor base and loyal patients to establish a long-term platform resource network to further expand our medical services coverage.

Our Business Model

Our business primarily consists of Internet hospital and pharmaceutical supply chain, connecting users, pharmacies, suppliers, medical professionals, and other healthcare participants and aiming to improve the efficiency and transparency of the healthcare value chain.

Leveraging our technology infrastructure and capabilities, we connect doctors to build an Internet CDM platform and provide digitalized smart healthcare solutions. Our Internet hospital services primarily include online consultation and prescription renewal and CDM service. Our pharmaceutical supply chain primarily provides other pharmaceutical platforms with supply chain management and platform operation services.

Our Internet hospital and pharmaceutical supply chain complement each other to create a synergistic loop business model in the healthcare value chain.

Internet Hospital Business

We established a whole-industry-chain, one-stop comprehensive online medical services platform focusing on chronic disease medical treatments in China, which was built with patients and doctors as the center. Our Internet hospital services platform connects doctors with patients to achieve a streamlined and affordable experience. It can be accessed through the mobile app and WeChat official account that we operate. The following screenshots illustrate the interface of our Internet hospital services platform.

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When we launched our Internet hospital services, we mainly targeted to fulfill users’ need to purchase prescription drugs online by offering online prescription renewal service. Gradually, we have expanded our Internet hospital services to include online consultation and prescription renewal.

Online consultation and prescription renewal

Our online consultation and prescription renewal service encompass a wide range of conditions and cases, with a focus on chronic diseases. Our online consultation and prescription renewal service is staffed by our contracted doctors. For details on our medical team, see “— Medical team on our platform.”

We have developed a seamless, multi-step online consultation process to better suit the specific nature of our Internet hospital services. Patients who use our online consultation and prescription renewal service receive our personalized consultation service offerings through one-to-one graphic consultation. We will also gradually launch phone and video consultation. When a patient contacts a doctor offline for the first time, he/she can establish a connection with the doctor through our platform by scanning the doctor’s exclusive QR code. When the patient needs a follow-up consultation, he can do away with visiting a hospital or an outpatient clinic and directly make an appointment with the doctor for an online follow-up consultation through our platform. The patient can freely send his inquiries to the doctor selected by him in the formats of text, picture or live chats. Depending on the availability of the specific doctor, the type of consultation service and the urgency of the consultation needs, the patient would receive a response from as soon as one minute to an average of two hours. After the follow-up consultation, the doctor will provide prescription renewal based on the patient’s situation.

The screenshots below illustrate the process of establishing doctor-patient connections through the Mobile App for doctors:

The screenshots below illustrate the process of renewing prescriptions:

In addition, patients can also consult doctors on some simple medical issues through our platform. Patients could first describe their symptoms via text or picture. Our smart routing system will automatically generate a list of doctors for patients to choose based on the description of symptoms and their medical records. Patients can also browse our doctor bank by department and select a doctor of their own choice. Each doctor has a profile page that shows the doctor’s main experience, professional fields, and user feedback. Each medical consultation lasts up to 24 hours by system default and can be terminated by the doctor upon its conclusion. Based on a patient’s responses during the consultation, the doctor provides medical recommendations or advises the patient to conduct detailed examinations at hospitals and upload the results to our system for follow-up consultations.

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医生姓名[副主任医师]
医生接诊中 23小时41分后结束
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医生姓名[副主任医师]
医生接诊中 23小时41分后结束
处方单
(保)星鲨 维生素D滴剂 24粒 ×1
(保)好娃娃 小儿氨酚黄那敏颗粒 ×1
(保)银涛 人参北芪胶囊 江西银涛 ×1
(保)太极 蚕蛾公补合剂 太极集团四川 ×1
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处方详情
广州岭海七乐康互联网医院
电子处方笺
姓名：患者姓名 性别：女 年龄：50岁
时间：2023-06-01 09:55:44
编号：1685584543655455
诊断
维生素缺乏
RP
(保)星鲨 维生素D滴剂 24粒 ×1
用法：1日1次,每次1粒,饭后口服
备注：无
(保)好娃娃 小儿氨酚黄那敏颗粒 6g*10袋/盒 ×1
用法：1日2次,每次1包,饭后泡服
备注：无
(保)银涛 人参北芪胶囊 江西银涛 0.35g*12s/板*3板 ×1
用法：1日3次,每次4片,饭后口服
备注：无
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23小时45分钟57秒后，处方将失效
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公司 广东省广州市荔湾区
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(保)星鲨 维生素D滴剂 24粒 ¥36.00
数量：1
(保)好娃娃 小儿氨酚黄那敏颗粒 6g*10袋/盒 ¥19.00
数量：1
(保)银涛 人参北芪胶囊 江西银涛 0.35g*12s/板*3板 ¥29.16
数量：1
(保)太极 蚕蛾公补合剂 太极集团四川南充 150ml/盒 ¥207.00
数量：1
配送服务 顺丰快递 ¥10.00
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商品总价 ¥291.16
运费 ¥10.00
¥301.16
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Chronic disease management

We provide an Internet CDM platform, which consists of a patient management portal in a mobile app form for doctors and other multiple channels for patient-doctor communications, e.g. WeChat official account. In addition to enabling seamless patient-doctor matches via QR codes and SNS invitation links, our platform also allows doctors to organize patients into different groups, view their profiles, and prioritize patients with special needs or in a particular treatment stage so that they can more efficiently follow up with and manage their patients. For example, our doctors are able to review the purchase records of a specific patient who has received an online prescription and follow up if they have not purchased the medication. Our platform also saves and provides convenient access to frequently prescribed medications according to each doctor’s preference and allows one-click prescription renewal. Furthermore, our platform provides a series of specialist service tools that allows doctors to conduct research through their consistent and convenient communication with their patients. In this way, our platform improves treatment efficiency, streamlines patient management and enables doctors to reach and dedicate to a broader patient base. As a cloud-based system, its current focus is hepatology and andrology, and we plan to gradually expand its service offerings to other chronic diseases in the future. Leveraging our supply chain capabilities, the platform integrates with our retail pharmacy business, giving doctors and patients seamless access to our product offerings.

Medical team on our platform

Our Internet hospital services are staffed by our contracted doctors who provide patients with services of fast turnaround times. Our contracted doctors are pivotal to our on-demand healthcare services. As of December 31, 2023, our contracted doctors had on average over 7.4 years of experience as medical professionals, and our doctors issuing prescriptions and mature doctors had on average of over 7.3 years and 7.0 years of experience as medical professionals, respectively. All of our contracted doctors are graded as resident doctors and above.

Our sales team approaches doctors through ground promotion. We have put in place a stringent selection process for in-house doctors who wish to participate in our Internet hospital services, which involves on-line background checks, qualification verification and in-role trial evaluations. In specific, we require these doctors to provide relevant professional certifications, including Physician Qualification Certificate, Physician Practice Certificate and Title Certificate. After passing online authentication, the doctor will sign an electronic agreement, and become a contracted doctor on our platform, and only then could they provide diagnosis and issue prescriptions on our platform.

We provide ongoing training and professional development programs to our contracted doctors. These trainings generally encompass rules on platform use, general and specialized medical knowledge, case studies, corporate culture and IT skills, which are designed to enhance their professional knowledge and management skills.

Online drug sales

Prescription drugs ordering

Our contracted doctors who have completed their multi-institution registration offer online prescription renewal services. After a patient receives a prescription, a shopping cart list corresponding to the prescription will be generated in his/her account. Our pharmacist verification system ensures that doctors’ prescriptions comply with the relevant rules and regulations. After receiving prescriptions from doctors, our pharmacists will verify the prescriptions according to the Drug Administration Law. If the pharmacists find any prescription to be in any potential violation of the Drug Administration Law, they will return the prescriptions to the doctors, who must then adjust the prescriptions accordingly to ensure compliance. Otherwise, our pharmacists can deny further processing of the prescription. However, given that our platform only issues prescriptions for patient’s follow-up visits and the patients would have already possessed verified prescriptions from offline channels before consulting our platform, the frequency of the aforementioned prescription return is negligible. In addition, we have set upper limits for prescription drug dosage pursuant to the relevant rules and regulations. Only after pharmacist verification may the patient confirm the shopping cart list and make payment. The online prescriptions will be transferred to our pharmacy center to be further reviewed by our pharmacists. Eventually, the drugs will be delivered to the designated address of the patient.

Pricing

We offer competitive pricing to attract and retain customers. We seek to optimize our cost structure and create incentives for our suppliers to provide us with competitive prices. Prices are set by us with reference to those on other major online retailers in the PRC and general market trends and industry dynamics.

Payment

Customers may pay online at the time that they place the order, using WeChat Pay and other WeChat-related payment methods.

The pharmaceutical and healthcare products or online healthcare services purchased on our platform are generally not covered by China’s medical insurance programs. With the promulgation of the Guiding Opinions on Promoting Medical Insurance Payment for “Internet+” Medical Services (Yi Bao Fa (2020) 45) of the National Healthcare Security Administration in 2020, which clarifies online prescription drug expenses generated from qualified “Internet+” medical services can be paid by online medical insurance, patients’ online medical service and prescription drug expenses will be covered by national medical insurance programs. Guangzhou City of Guangdong Province has started to implement online medical insurance payment for chronic diseases. We have obtained the online medical insurance payment qualification granted by the Guangzhou Municipal Medical Security Bureau, and will gradually offer payment methods for online medical insurance reimbursement to patients in Guangzhou. We believe that in the next few years, as the Chinese government goes on exploring the possibility of integrating the medical system with online medical services platforms, we will have clearer access to the national health insurance system in other areas. Therefore, we will offer medical insurance payment method and other diversified payment methods in the future.

Customer service

Providing satisfactory customer services has been one of our top priorities. Customers can ask questions and leave complaints in writing with pictures through our platform by initiating an IM conversation with our customer service representatives, or they can call our service representatives.

We generally allow customers to modify or cancel an order any time through our online system or customer service center before the warehouse prints out the order for picking and packing.

In accordance with relevant laws and regulations for food and drugs in the PRC, we do not accept return or exchange requests for drugs except for product quality reasons. For other products under direct sales, we generally allow customers to return unused goods within seven days and to exchange defective goods. In respect of products of which we manage inventories, we are generally responsible for the shipping fees of defective products for return or exchange from the customers, provided that the return or exchange is requested within seven days of receipt of the item.

Pharmaceutical Distribution Business

Relying on our established supply chain capabilities, our professional team distributes pharmaceutical products to leading third-party pharmaceutical platforms, offline pharmacies, and pharmaceutical wholesale companies in China. We typically enter into an order and sales contract with downstream customers and subsequently employ nationally recognized third-party logistics services providers to deliver drugs on time in accordance with the planned order volume and other contractual terms. Leveraging the demand from our Internet hospital business, we are able to secure favorable terms for our cooperation with pharmaceutical companies and suppliers, which lowers our procurement cost and in turn increases our profit margin.

Offline Presence

We also maintain offline brick-and-mortar pharmacies to ensure compliance with relevant PRC laws and regulations. See “Regulation — Regulations relating to Pharmaceutical Operation.” In addition, we also partner with third-party offline pharmacies to serve a broader customer base. As of June 30, 2024, our three self-owned pharmacies and 18 third-party pharmacies cover seven first-tier and second-tier cities in China.

Drug Sourcing

As of June 30, 2024, we collaborated with 473 suppliers offering 40,912 SKUs. For the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, our top five suppliers accounted for 58.5% and 63.1% of our total purchases in 2022 and 2023, respectively, and 68.9% of our total purchases in the six months ended June 30, 2024. For the year ended December 31, 2022, two suppliers, namely Guangzhou Tongyong Pharmaceutical Co., Ltd. and Guangzhou Suize Pharmaceutical Co., Ltd., collectively accounted for 33.7% of our total purchases. For the year ended December 31, 2023, two suppliers, namely Dongguan Chaoyang Pharmaceutical Co., Ltd. and Guangzhou Suize Pharmaceutical Co., Ltd., collectively accounted for 44.0% of our total purchases. For the six months ended June 30, 2024, one supplier, namely Dongguan Chaoyang Pharmaceutical Co., Ltd., accounted for 42.7% of our total purchases. We are currently expanding our supplier base to further enhance the coverage of our product offering.

We select suppliers primarily based on qualification, quality, brand, reliability and volume. We perform background checks on suppliers and the products they provide before we enter into any agreement. We examine their business licenses and the relevant licenses and certificates for their products. We evaluate their brand recognition and make inquiries about the market acceptance of their products among players in the same industry.

We have established a team dedicated to the management of our suppliers with respect to product quality, logistics and after-sales customer services. We monitor on a daily basis data relating to logistics and customer services on our platform, and communicate with the relevant suppliers when issues arise.

User Experience

In the past several years, we have accumulated a massive targeted user base and formed a multi-level and full-cycle user management strategy. With superior user experience and effective user management, we effectively improve user engagement and have also obtained user insights from our platform. Meanwhile, with a focus on strengthening professional services, we are committed to enhancing users’ trust in us and our brand influence through trustworthy and reliable services and unparalleled user experience.

Based on our own experience in the healthcare industry, we are committed to optimizing user experience and achieving user satisfaction for the products and services we provide on our platform. In addition to our relentless focus on providing authentic and high-quality products, we also focus on several aspects, namely, compelling online experience, competitive pricing, superior customer service, timely and reliable fulfillment and delivery, and convenient payment options.

Technology

The sustainability of our ecosystem depends on our technological competence and the stability of our information infrastructure. We develop various platforms to enable our users to access the full range of our services. Resulting from the scale and complexity of our businesses, our large-scale, multi-scenario environment has enabled us to obtain enormous valuable data assets and constantly apply our technology across our business lines, thereby generating knowledge and innovations that drive further technological development. To ensure the performance, reliability, and scalability of our technology systems, we also adopted system isolation and service separation.

We assembled our research and development team in 2015. They are primarily engaged in building our technology infrastructure and developing our proprietary technologies. Such infrastructures include cloud computing, big data visualization, big data real-time computing, intelligent scheduling, advertising systems, and pharmaceutical ground data systems. In addition, their expertise also helped us leverage our expertise and insights in the healthcare and pharmaceutical industries to develop know-how in areas such as digital intelligent chronic disease management medical platform solutions and pharmaceutical intelligence supply chains.

Our current research and development efforts focus primarily on further improving our four automated digital management systems, which will further digitalize and intelligize the updates of our CDM platform, the improvements in artificial intelligence and big data analytics capabilities, and supply chain management systems. Currently, our order fulfillment center (OFC) forms the core of our business system by connecting our front-end e-commerce system, doctor-patient system, back-end central warehouse, and supply chain system, which helps with our order processing and marketing. We also developed a data management system in accordance with national pharmaceutical business quality management standards to streamline our drug price maintenance, initial code establishment, warehousing quality inspection, and replacement of expired drug approvals. To efficiently manage inventory, our AI-assisted central inventory management system selects the optimal warehouse for dispatching by analyzing multiple criteria including location and supply status, which lowers logistics costs and improve customer satisfaction. An order is then tracked by our delivery management system, which enables both our customers and ourselves to accurately locate the package and obtain its records by obtaining information from all the reputable logistics service providers that we use.

In the future, we will continue to enhance our research and development by recruiting more talents in the fields of software engineering, data science and artificial intelligence. By enhancing our medical big data analysis capabilities and implementing AI-assisted medical applications, we will be better equipped to further translate our expertise in the healthcare and pharmaceutical industries into increases in our doctors’ diagnosis efficiency and streamlining of our medical services. Additionally, equipped with improved intelligence, our supply chain can respond more quickly to market changes while increase cost efficiency.

Data Security and Protection

We have established a comprehensive security system, supported by our network situational awareness and risk management system, which spans from the individual end users across our entire network, covering our platforms, data and services. Our back-end security system is capable of handling malicious attacks to safeguard the security of our platform and to protect the privacy of our buyers and merchants.

We have a data security team of technicians dedicated to protecting the security of our data. We have also adopted strict data protection policy to ensure the security of our proprietary data. We collect anonymized, non-confidential user behavior and pattern data based on their interactions with our platform through our social networks partners, which have been pre-processed to exclude user identity or other sensitive information. We encrypt confidential personal information we gather from our own platform. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various departments and do not share data with external third parties, nor do we cooperate with third-party vendors in data analytics efforts.

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain names, patents and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of June 30, 2024, we had five patents and two patent applications, 274 registered trademarks, 77 registered software copyrights, and 14 domain names.

Competition

We have achieved a strong competitive position in China’s digital healthcare industry. We face competition in certain aspects of our business. We compete against other digital health companies, primary those in the area of digital medical service provision. For example, Medlinker, Hao Daifu and Ping An Good Doctor compete with us in the Internet hospital market.

We believe that our ability to compete effectively depends on many factors, including our technological and operational capabilities, our ability to enable direct settlement by health and social insurance, our pricing competitiveness, the breadth and depth of our service offerings, user experience on our platform, our supply chain capabilities, our marketing efforts and the strength and reputation of our brand.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers and operation management personnel. For example, our doctors may choose to practice on other internet hospital platforms while serving us. Despite that, our mature doctors registered a top-level retention rate of 99.9% in 2023 and the first half of 2024 among the industry, as our platform serves as an established consultation channel for these doctors and their patients. The success of our growth strategy depends in part on our ability to retain existing personnel and attract additional highly skilled employees.

Employees

As of June 30, 2024, we had 154 full-time employees, all of whom were based in China, primarily at our headquarters in Guangzhou, China.

The following table sets forth the number of our employees by function as of June 30, 2024.

Function	Number of Employees	Percentage
Sales and Marketing	67	43.8%
Research and Development	19	11.8%
General Administration	15	9.8%
Others	53	34.6%
Total	154	100.0%

Our success depends on our ability to attract, retain, and motivate qualified personnel. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives.

We primarily recruit our employees through recruitment agencies, on-campus job fairs, internal referrals, and online channels. In addition to on-the-job training, we have adopted a training system, pursuant to which management, technology, regulatory, and other trainings are regularly provided to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external trainings upon their supervisors’ approvals.

As required by PRC laws and regulations in respect of our PRC employment, we participate in housing provident fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. For our compliance status with the housing provident fund and various employee social insurance plans, see “Risk Factors — Risks Related to Our Business and Industry — We are not in full compliance with PRC labor laws and regulations, including but not limited to labor, social insurance and housing provident fund.” Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business.

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay a certain amount of compensation during the restriction period.

Insurance

We maintain standard benefit plans required by PRC laws and regulations, including pension insurance, medical insurance, workplace injury insurance, unemployment insurance, and maternity insurance. We do not maintain business insurances covering damages to our properties and IT infrastructures, and in line with general market practice, we do not maintain any business interruption insurance or key man life insurance, which are not mandatory under the applicable laws. For a discussion of risks related to our insurance coverage, see “Risk Factors — Risks Related to Our Business and Industry — We may not have sufficient insurance coverage to cover our business risks, which could expose us to significant costs and business disruptions.”

We believe that our insurance coverage is sufficient for its present purposes and is consistent with the insurance coverage of other healthcare online platforms in China. We periodically review our insurance coverage to ensure that it remains to be sufficient.

Facilities and Properties

Our principal place of business is located in Guangzhou, China. As of June 30, 2024, we leased five properties with an aggregate gross floor area of over 4,600 square meters. These leases vary in duration from one to three years.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors — Risks Related to Our Business and Industry — We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, or if we fail to comply with obligations under the corresponding enforcement notices on time, our business and results of operations may be materially and adversely affected.”

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations relating to Healthcare Services

General Policies

According to the Guiding Opinions on Vigorously Advancing the “Internet Plus” Action, the Opinions issued by the State Council on July 1, 2015, Internet enterprises are encouraged to cooperate with medical institutions in establishing online medical information platforms, strengthen the integration of regional health care service resources, and make full use of the Internet, Big Data and other means to improve the capability to prevent and control major diseases and unexpected public health incidents.

The General Office of the State Council issued the Opinions on Promoting the Development of “Internet Plus Health Care” on April 25, 2018, which encouraged medical institutions to apply the internet and other information technologies to expand the space and content of medical services, and develop an online-offline integrated medical service model covering stages before, during and after diagnosis. The development of Internet hospitals depending on medical institutions shall be permitted. Medical institutions may use Internet hospital as the second name and, based on physical hospitals, use Internet technology to provide safe and appropriate medical services, allowing online re-diagnosis for some common diseases and chronic diseases. After reviewing documents of the medical records and profiles of patients, doctors shall be allowed to prescribe online for some common diseases and chronic diseases.

Pursuant to the 13th Five-year Plan for Health and Wellness, or the Plan, which was promulgated by the State Council on December 27, 2016, it is proposed to strengthen the informatization of the population health and fully implement “Internet Plus” medical and healthcare people-benefiting service. The Plan also encourages the establishment of regional telemedicine platform and enhances the flow of high-quality healthcare resources to the Midwest and the primary level. On July 17, 2018, the National Health Commission, or the NHC, and the National Administration of Traditional Chinese Medicine jointly promulgated three documents, including the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation), the Measures for the Administration of Internet Hospitals (for Trial Implementation) (and the Specifications for the Administration of Remote Medical Services (for Trial Implementation). Pursuant to the Measures for the Administration of Internet Hospitals (for Trial Implementation), “internet hospitals” include: (a) internet hospitals as the second name of physical medical institutions, and (b) internet hospitals that are independently established on the support of physical medical institutions.

Internet Hospital

According to the Measures for the Administration of Internet Hospitals (for Trial Implementation), the state implements access management for internet hospitals pursuant to the Administrative Regulations on Medical Institutions and the Implementation Measures of the Administrative Regulations on Medical Institutions. Before implementing access for internet hospitals, provincial health administrative departments shall establish provincial internet medical service supervision platforms to connect with information platforms of internet hospitals to achieve real-time supervision. Establishing an internet hospital is governed by the administrative approval process as stipulated in the Measures for the Administration of Internet Hospitals (for Trial Implementation). According to the Measures for the Administration of Internet Hospitals (for Trial Implementation), applying for establishing an internet hospital is required to submit an application to the practice registration authority of its supported physical medical institution, and submit the application form, the feasibility research report on the establishment, the address of the supported physical medical institution, and the agreement jointly signed by the applicant and the supported physical medical institution in relation to establishing an internet hospital through cooperation. If a physical medical institution intends to establish an internet hospital information platform through cooperation with a third-party institution, the relevant cooperation agreement should be submitted. For an internet hospital sets up through cooperation, if the cooperation partner changes or other circumstance occurs that will invalidate the cooperation agreement, reapplication for establishing an internet hospital shall be required.

The health administrative department and the competent departments of traditional Chinese medicine of the State Council shall be responsible for the supervision and administration of the Internet hospitals across China. The local health administrative departments at all levels (including the competent departments of traditional Chinese medicine) shall be responsible for the supervision and management of Internet hospitals within their respective jurisdictions.

In terms of practicing rules on internet hospitals, the Measures for the Administration of Internet Hospitals (for Trial Implementation) provides that where a third-party institution jointly establishes an internet hospital on the support of its physical medical institution, it shall provide the physical medical institution with professional services such as physicians and pharmacists, and information technology support services, and clarify the responsibilities and rights of all parties in respect of medical services, information security, and privacy protection through agreements and contracts. In terms of supervision and management of internet hospitals, the Measures for the Administration of Internet Hospitals (for Trial Implementation) clarifies that provincial health administrative departments and the registration authorities for internet hospitals jointly implement supervision on internet hospitals through the provincial internet medical service supervision platform, focusing on the supervision on internet hospitals’ personnel, prescriptions, diagnosis and treatment behaviors, patients’ privacy protection and information security. Internet hospitals shall adopt information security protection measures for Level 3 information system in accordance with relevant information security laws and regulations. Doctors can only provide follow-up diagnosis services through internet hospitals for patients that have been diagnosed with certain common diseases or chronic diseases, unless the patients are in physical hospitals and the doctors in the physical hospital invites other doctors to provide diagnosis services through internet hospital. The Administrative Regulations on Medical Institutions and the Implementation Measures of the Administrative Regulations on Medical Institutions set out the regulatory framework for the management and operation of the medical institutions, and the operation of Internet hospitals shall comply with the Administrative Regulations on Medical Institutions and the Implementation Measures of the Administrative Regulations on Medical Institutions as well. Additionally, the Basic Standards for Internet Hospitals (for Trial Implementation) as attached to the Measures for the Administration of Internet Hospitals (for Trial Implementation) sets forth specific requirements for diagnosis and treatment items, departments, personnel, buildings and device and equipment, and rules and regulations of internet hospitals.

Medical Institutions

According to the Administrative Regulations on Medical Institutions (Revised in 2022), or the Medical Institutions Regulations, promulgated by the State Council, effective on September 1, 1994, and revised on February 6, 2016 and March 29, 2022, hospitals, health centers, sanatoriums, out-patient departments, clinics, health clinics, health posts (rooms) and first aid stations are medical institutions. The health administrative departments of the local people’s governments at or above the county level shall be responsible for the supervision and administration of the medical institutions within their respective administrative regions. The establishment of medical institutions by entities or individuals shall be subject to the examination and approval of the health administrative department of the local people’s governments at or above the county level and obtain the written approval for the establishment of medical institutions. Furthermore, according to the Medical Institutions Regulations, the practice of medical institutions shall complete the registration and obtain Practicing License for Medical Institution. Where the practicing is without authorization or obtaining the Practicing License for Medical Institution, the health administrative department of the people’s government at or above the county level must cease its practicing activities and confiscate the illegal incomes, medicines and medical devices in accordance with the law, and it can be imposed fines not less than five times but not more than 20 times the illegal gains; where the illegal gains are less than RMB10,000, it shall be counted as RMB10,000. Medical institutions must conduct medical diagnosis and treatment activities in accordance with registered and approved subjects and shall not employ non-medical technical personnel in medical and health technical work.

Patient Diagnosis Service

According to the Measures for the Administration of Internet Diagnosis and Treatment (for Trial Implementation), Internet diagnosis and treatment activities shall be provided by the medical institutions that have obtained a “Practicing License for Medical Institution,” and the Internet-based diagnosis services provided by a medical institution shall be consistent with its diagnosis and treatment subjects. Physicians and nurses carrying out Internet diagnosis and treatment activities shall be recorded and registered in the national electronic registration system of physicians and nurses. A medical institution shall conduct electronic real-name verification for the medical staff members carrying out Internet diagnosis and treatment activities.

According to the Measures for the Administration of Internet Hospitals (for Trial Implementation), Internet hospitals must inform the patients of the risks and obtain their consents. When a patient receives medical treatment in a physical medical institution and the physician receiving such patient invites other physicians to hold group consultation of physicians through the Internet hospital, the physicians attending the group consultation may issue diagnosis opinions and a prescription; and when a patient does not receive medical treatment in a physical medical institution, a physician may only provide re-diagnosis for a patient of some common diseases and chronic diseases through the Internet hospital. Internet hospitals may provide contract signing service for family doctors. When a patient’s condition changes or there are other circumstances under which online diagnosis and treatment services are inappropriate, the physician shall direct the patient to receive medical treatment in a physical medical institution. Internet diagnosis and treatment activities shall not be carried out for any patient receiving initial diagnosis.

On February 8, 2022, the NHC promulgated the Rules for Regulation of Internet Medical Treatment (Trial), or the NHC Paper, which further clarifies the boundaries and rules of internet medical treatment from multiple dimensions. According to the NHC Paper, medical institutions conducting internet medical treatment activities should actively interface with and accept supervision of the provincial supervision platforms, and set up a special department and establish the corresponding management system to manage matters such as medical quality and medical safety. The medical practitioners carrying out internet medical treatment activities are required to undergo real-name authentication, and no person, artificial intelligence software, etc. other than the physician himself or herself may impersonate or replace the physician in carrying out medical treatment activities. If the medical practitioners conduct internet consultation activities at an Internet hospital other than their main place of practice, they should register or record their practice in accordance with the relevant requirements for the filing of multi-institution practice in the location of that Internet hospital. Patients are required to provide medical records with a clear diagnosis and the receiving physician will determine whether they meet the conditions for follow-up consultation. The entire process of internet medical treatment should be traceable, and the data interface should be open to the provincial supervision platform. Furthermore, the relevant data should be kept for no less than 15 years. In addition, if medical institutions carry out drug distribution independently or entrust a third party, the relevant agreements and prescription flow information should be traceable, and the data interface should be open to the provincial supervision platform.

Medical Practitioners

On August 20, 2021, the SCNPC promulgated the Law on Physicians of the People’s Republic of China, or the Physicians Law, which became effective on March 1, 2022. According to the Physicians Law, when taking medical, preventive or healthcare measures and when signing relevant medical certificate, the physicians shall conduct diagnosis and investigation personally and fill out the medical files without delay as required. No physicians may conceal, forge or destroy any medical files or the relevant data.

On November 5, 2014, the National Health and Family Planning Commission of the PRC or the NHFPC (currently known as the NHC), the National Development and Reform Commission or the NDRC, the Ministry of Human Resources and Social Security, the State Administration of Traditional Chinese Medicine, and the China Insurance Regulatory Commission (currently known as the China Banking and Insurance Regulatory Commission), jointly issued Several Opinions on Promoting and Standardizing multi-institution Practice of Physicians, which puts forward to simplify the registration procedure of the multi-institution practice and proposes the feasibility of exploring the “record management.” According to Administrative Measures for the Registration of Medical Practitioners, promulgated by the NHFPC on February 28, 2017, effective on April 1, 2017, medical practitioners shall obtain the Practice Certificate for Medical Practitioners to practice upon registration. Person who fails to obtain the Practice Certificate for Medical Practitioners shall not engage in medical treatment, prevention and healthcare activities. A medical practitioner who practices for multiple institutions at the same place of practice shall determine one institution as the main practicing institution where he or she practices, and apply for registration to the administrative department of health and family planning approving the practice of such institution; and, for other institutions where the medical practitioner is to practice, respectively apply for recordation to the administrative health and family planning authority approving the practice of such institution, and indicate the names of the institutions where he or she is to practice. Any medical practitioner who adds practicing institutions located in other places of practice shall apply for additional registration with the health and family planning administrative authorities competent for approving the operation of the institutions.

Prescription Management

For the purpose of regulating the administration of prescriptions, the Measures for the Administration of Prescriptions was released by the Ministry of Health (currently known as the NHC) on February 14, 2007 and as effective from May 1, 2007. Under the Measures for the Administration of Prescriptions, a certified medical practitioner shall obtain the corresponding prescription right at the registered practice place and the certified medical practitioner shall issue prescriptions according to the requirements of medical treatment, disease prevention, healthcare, norms of treatment and diagnosis, and indication of the instructions on such aspects as intended use, pharmacological mechanism, usage, dosage, side effects and precautions. Under any of the following circumstances, the health administrative department at or above the county level shall request the medical institutions to make corrections within a grace period, and may impose the fine no more than RMB5,000; and under serious circumstances, Practicing License for Medical Institution shall be revoked: (1) prescribing by a pharmacist who has not obtained the right to prescribe or whose prescription right has been cancelled; (2) prescribing narcotic drugs and the psychotropic drugs of category I by pharmacists who have not obtained the prescription right for such narcotic drugs and psychotropic drugs; (3) employing person without the technical title of pharmacology to undertake prescription preparation. If the medical practitioners issue prescriptions without the prescription rights or deprived of the prescription rights, they will be given a warning or be ordered to suspend their practicing activities for a period of not less than six months but not more than one year and under the serious circumstances, their Practice Certificates for Medical Practitioners will be revoked.

Regulations relating to Pharmaceutical Operation

In September 1984, the SCNPC promulgated the Drug Administration Law of the PRC, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical wholesale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. Where the trading of drugs is conducted without a Pharmaceutical Operation License, the illegal incomes by selling drugs shall be confiscated and shall be imposed a fine ranging from 15 to 30 times of the value of the illegally sold drugs (including sold or unsold drugs). The Implementation Rules for the Drug Administration Law was promulgated by the State Council in August 2002 and amended in 2016 and 2019, which emphasized the detailed implementation rules of drugs administration. The China Food and Drug Administration or the CFDA (currently known as the National Medical Products Administration, or the NMPA) promulgated the Measures for the Administration of Pharmaceutical Operation License in February 2004 as amended in 2017, which stipulates the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed through application six months prior to its expiration date.

According to the Measures on Prescription Drugs and OTC Drugs Classification Management (for Trial Implementation) and the Interim Provisions on the Circulation of Prescription and OTC Drugs, which were both promulgated by the State Drug Administration, which was restructured and integrated into the CFDA, in 1999 and became effective in January 2000, drugs are divided into prescription drugs and over-the-counter drugs, or OTC drugs. For prescription drugs, the dispensing, purchase and use can only be based on the prescription issued by the certified medical practitioner or certified medical assistant practitioner. In addition, the prescription drugs can only be advertised and promoted in professional medical magazines. OTC drugs, on the other hand, are further divided into Class A and Class B and they both can be purchased and used without a prescription and promoted in public upon approval by the relevant governmental authorities. The pharmaceutical wholesale enterprises distributing prescription drugs and/or OTC drugs, as well as pharmaceutical retail enterprises selling prescription drugs and/or Class A OTC drugs are required to obtain the Pharmaceutical Operation License.

According to the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, promulgated by the CFDA in January 2007 and effective in May 2007, pharmaceutical manufacture and operation enterprises and medical institutions shall be responsible for the quality of pharmaceuticals they manufacture, provide or use. The operation of prescription drugs is highly regulated under these rules. Prescription drugs may not be sold by pharmaceutical retail enterprises without valid prescriptions and an enterprise in violation of such restriction will be instructed to rectify any violation, given a disciplinary warning, and/or imposed a fine of no more than RMB1,000. In addition, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and imposed a fine of not more than two times the value of the pharmaceuticals sold, but not more than RMB30,000. The newly revised Drug Administration Law in 2019 abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent. Furthermore, according to the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and latest amended in July 2016, the pharmaceutical operation enterprises shall take effective quality control measures over the process of procurement, storage, transportation and sale of drugs in order to ensure their quality. On April 7, 2021, the General Office of the State Council issued the Opinions on Serving the “Six Stables” and “Six Safeguards” and Further Doing a Good Job in the Reform of “Delegating Power, Delegating Regulation and Serving Service” which allows online sales prescription drugs other than those under special state control on the premise of ensuring the authenticity and reliability of the electronic prescription sources.

On October 24, 2022, the NMPA promulgated The Administrative Measures on Drug Recalls, effective on November 1, 2022, requires that drug manufacturers, drug distributors and drug users shall actively assist the drug marketing authorization holder, or the holder, in investigating and evaluating the drugs with possible quality problems or other potential safety hazards, take the initiative to cooperate with the holder in fulfilling the obligation of recalls, timely transmit and give feedback of the information on drug recalls according to the recall plan, control and recall the drugs with quality problems or other potential safety hazards. Where a drug manufacturer, drug distributor or drug user finds that the drugs manufactured, sold or used by it may have quality problems or other potential safety hazards, it shall notify the holder in a timely manner, suspend the production, release, sale and use of the drugs when necessary, and report to the drug regulatory department of the government of the province, autonomous region or centrally-administered municipality where it is located. The information in the notice and report shall be authentic. The holder, drug manufacturer, drug distributor and drug user shall establish and implement a drug traceability system as required, keep complete purchase and sale records, and ensure the traceability of the drugs on the market. Drug manufacturers, drug distributors and drug users shall cooperate with the holder in the investigation of the quality problems or other potential safety hazards of the drugs concerned, and provide relevant materials.

On September 27, 2023, the SAMR promulgated the Administrative Measures for the Supervision and Administration of Drug Quality in Operation and Usage, which further stipulates the procedures for applying for a Pharmaceutical Operation License, the management of the drug operation, and the quality management of the drug usage. The aforementioned Measures took effect on January 1, 2024, and simultaneously replaced the Measures for the Administration of Pharmaceutical Operation License and the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals.

Regulations relating to Internet Pharmaceutical Transaction Services

According to Interim Provisions on the Examination and Approval of Internet Drug Transaction Services, promulgated by CFDA on September 29, 2005 and effective since December 1, 2005, the enterprises engaging in the internet pharmaceutical transaction service shall be subject to examination and acceptance, and obtain the Qualification Certificate for Providing Internet Pharmaceutical Dealing Services. The Qualification Certificate for Providing Internet Pharmaceutical Dealing Services shall be valid for five years. The NMPA is in charge of examination and approval of the enterprises engaging in services provided for Internet pharmaceutical transactions between pharmaceutical production enterprises, pharmaceutical marketing enterprises and medical institutions, and (Food) Drug administrative departments of all provinces, autonomous regions and municipalities directly under the Central Government examine and approve the drug manufacturers and drug wholesalers which conduct online drug transactions with the enterprises other than their own members in the respective administrative region through their own websites and enterprises that provide online drug transaction services for individual consumers. The Interim Provisions on the Examination and Approval of Internet Drug Transaction Services further stipulates that any enterprise engaging in online pharmaceutical product trading services to individual consumers shall be established in the form of a pharmaceutical retail chain enterprise. According to the Drug Administration Law and the Administrative Standard of Pharmaceutical Operating Quality, the operation of pharmaceutical retail chain enterprise shall be in compliance with the acceptance standards provided by regulations and the NMPA. After obtaining the Qualification Certificate for Providing Internet Pharmaceutical Dealing Services issued by the competent food and drug supervision and administration authority, the applicant shall obtain the permit for operation of telecommunications services as required by the Administrative Measures on Internet Information Services or the Internet Measures, or go through the formalities for record-filing. According to the Decision on the Cancelation of the Third Batch of Items Subject to Administrative Permission by Local Governments Designated by the Central Government promulgated by the State

Council on January 12, 2017, except for the third party platform, all the examination and approval of Internet drug trading service company implemented by FDAs of provincial level are cancelled. According to the Decision on the Cancelation of Various Items Subject to Administrative Permission by the State Council on September 22, 2017, the NMPA shall no longer accept applications for examination and approval of Internet drug transaction service enterprises engaging the business as the third party platform.

On August 3, 2022, the State Administration on Market Regulation, or the SAMR, promulgated the Measures for Supervision and Administration of Online Pharmaceuticals Sales, or the Measures, effective on December 1, 2022. The Measures provides specific and explicit rules for the online sales of prescription drugs, which is perceived to be more conducive online prescription drug sellers including us. The Measures provides that, among others, online prescription drug sellers shall (1) ensure the accuracy and reliability of the source of prescription, (2) keep records of any prescription for at least five years and no less than one year after the expiration date of the prescription drugs, and (3) disclose safety warnings including “prescription drugs should only be purchased and used with prescriptions and guidance of licensed pharmacists” when displaying information of prescription drugs. The Measures also imposes certain obligations on platform service providers for online pharmaceutical sales, including, among others, that platform service providers should (1) enhance the scrutiny on the required licenses and permits of online pharmaceutical merchants for online pharmaceuticals sales, (2) establish the examination and inspection system for online pharmaceutical sales activities, and (3) promptly stop any illegal behavior upon discovery and report it to the relevant local governmental authorities.

Regulations relating to Online Drug Information Services

According to the Measures Regarding the Administration of Drug Information Service over the Internet, promulgated by CFDA on July 8, 2004 and amended on November 17, 2017, the operational Internet drug information service refers to the activities of providing medical information (including medical devices) and other services to Internet users through the Internet, and where any website intends to provide Internet drug information services, it shall, prior to applying for an operation permit or record-filing from the State Council’s department in charge of information industry or the telecom administrative authority at the provincial level, file an application with the provincial FDA, and shall be subject to the examination and approval thereof for obtaining the qualifications for providing Internet drug information services. The validity term for a Qualification Certificate for Internet Drug Information Services is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant authority. Pursuant to the Measures Regarding the Administration of Drug Information Service over the Internet, the Internet drug information services are classified into two categories, namely, profit-making services and non-profit- making services. Profit-making services refers to that of providing Internet users with drug information in return for service fees whilst non-profit-making services refers to that of providing Internet users with drug information which is shared and accessible by the public through the Internet free of charge. Furthermore, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the relevant laws and regulations. No product information of stupefacient, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be distributed on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the NMPA or its competent branches, and shall specify the approval document number.

Regulations relating to Medical Devices Operation

The Measures on the Supervision and Administration of the Business Operations of Medical Devices or the Measures on Medical Devices, which was promulgated by CFDA on July 30, 2014 and last amended on March 10, 2022, applies to any business activities of medical devices as well as the supervision and administration thereof conducted within the territory of the PRC. Pursuant to the Measures on Medical Devices, NMPA shall be responsible for the supervision and administration of nationwide business operations concerning medical devices. Medical devices are divided into three classes depending on the degree of risks of medical devices. Entities engaged in distribution of Class III medical devices shall obtain a medical device operating license and entities engaged in distribution of Class II medical devices shall complete filings with the competent local FDA, while entities engaged in distribution of medical devices of Class I are not required to conduct any filing or obtain any license. In addition, in accordance with Regulations on Supervision and Administration of Medical Devices, promulgated by the State Council on January 4, 2000 and amended on March 7, 2014, May 4, 2017 and June 1, 2021 respectively, Class II and Class III medical devices shall be registered with the NMPA or its local branches, while Class I medical devices shall be filed with the food and drug administrator of the city with districts at its locality. In the event that the business operator in distribution of Class III medical devices without a medical device operating license or the business operator in distribution of Class II or Class III medical devices that are not registered with the NMPA or its local branches, the business operator may be imposed fine or be shut down by the authorities.

Regulations relating to Online Sales of Medical Device

On December 20, 2017, the CFDA promulgated the Administration and Supervision Measures of Online Sales of Medical Devices or the Online Medical Devices Sales Measures, which became effective on March 1, 2018. According to the Online Medical Devices Sales Measures, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises with medical devices production licenses or operation licenses or being filed for record in accordance with laws and regulations, unless such licenses or record-filing is not required by laws and regulations. Pursuant to the Online Medical Devices Sales Measures, the enterprises engaging in online sales of medical devices through its own website, and the third-party platform for provision of online medical devices transaction services shall obtain an Internet Drug Information Services Qualification License. Either enterprises engaging in online sales of medical devices or enterprises to provide a third-party platform for provision of medical devices online transaction services shall take technical measures to ensure the data and materials of medical devices online sales are authentic, completed and retrospective, for example the records of sale information of medical devices shall be kept for two years after the valid period of the medical devices, and for no less than five years in case of no valid period, or be kept permanently in case of implanted medical devices. For the enterprises engaging in online sales of medical devices, such enterprises shall display its medical device production and operation license or record-filing certificate on visible place of its homepage, and the information of the medical devices published on the website shall be consistent with the related contents registered or filed for record; in addition, the business scope shall not exceed the scope of its production and operation license or the scope filed for record. For the enterprises to provide a third-party platform for provision of medical devices online transaction services, such enterprises shall be filed for record with the local provincial NMPA, and shall verify the materials submitted by any enterprise applying for entering the platform.

Regulations relating to Internet Security

Internet information in China is regulated and restricted from a national security standpoint. The SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000, amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights, etc. The Ministry of Public Security of the PRC has promulgated the Administration Measures on the Security Protection of Computer Information Network with International Connections on December 16, 1997 and the State Council of the PRC has amended it on January 8, 2011 to prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may, when necessary, suggest the issuing or approving government agency to revoke its operating license and shut down its websites.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires network operators to comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. The Cyber Security Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to cyber security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On December 28, 2021, the CAC, NDRC, MIIT and other ten PRC regulatory authorities jointly issued the Cybersecurity Review Measures, effective on February 15, 2022.The Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affects or may affect national security, including that any network platform operators which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation. On November 14, 2021, the CAC publicly solicited opinions on the Draft Data Security Regulations. According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities:(i) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) data processors that handle the personal information of more than one million people intends to be listed abroad; (iii) the data processor intends to be listed in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. As of the Latest Practicable Date, the Draft Data Security Regulations has not been formally adopted.

On August 8, 2022, the National Health Commission, the National Administration of Traditional Chinese Medicine, and the National Bureau of Disease Control and Prevention promulgated the Administrative Measures for the Cybersecurity of Medical and Healthcare Institution, or the measures, which became effective on the same day. The measures require all the medical and health institutions to set up data life-cycle management systems and user participation-based cybersecurity management systems, including but not limited to strengthening system construction, implementing daily network maintenance and monitoring, conducting annual self-inspection and rectification, and classifying and grading data assets. Where personal information and data are leaked or major cybersecurity incidents occur in violation of the measures, the case shall be handled in accordance with the Cybersecurity Law, the Cryptography Law, Promotion Law on Basic Medical and Healthcare, the Personal Information Protection Law, the Regulations for the Security Protection of Critical Information Infrastructure, cybersecurity classified protection system and other laws and regulations.

Regulations relating to Personal Information or Data Protection

In December 2011, the Ministry of Industry and Information Technology or the MIIT issued Several Provisions on Regulating the Market Order of Internet Information Services, which provides that an internet information service provider may not collect any user’s personal information or provide any such information to third parties without such user’s consent. Pursuant to the Several Provisions on Regulating the Market Order of Internet Information Services, internet information service providers are required to, among others, (i) expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services; and (ii) properly maintain the users’ personal information, and in case of any leak or possible leak of a user’s personal information, online information service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the SCNPC in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of any user personal information must be subject to the consent of the user, and abide to the applicable law, rationality and necessity of the business and fall within the specified purposes, methods and scopes in the applicable laws.

In addition, pursuant to the Cyber Security Law, the “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. Furthermore, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. On August 22, 2019, the Cyberspace Administration of China or the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which became effective on October 1, 2019 and apply to the collection, storage, use, transfer and disclosure of the personal information of the minors under the age of 14, or the Children, via the Internet.

Pursuant to the Ninth Amendment to the Criminal Law, issued by the SCNPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill its obligations related to Internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, on May 28, 2020, the National People’s Congress adopted the Civil Code of the PRC or the Civil Code, which has come into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Pursuant to the Regulations for Medical Institutions on Medical Records Management released on November 20, 2013, and effective from January 1, 2014, the medical institutions and medical practitioners shall strictly protect the privacy information of patients, and any leakage of patients’ medical records for non-medical, non-teaching or non-research purposes is prohibited. The NHFPC released the Measures for Administration of Population Health Information (for Trial Implementation) on May 5, 2014, which refers the medical health service information as the population healthcare information, and emphasizes that such information cannot be stored in offshore servers, and the offshore servers shall not be hosted or leased. Pursuant to the Management Measures of Standards, Safety and Service of National Health and Medical Big Data (for Trial Implementation), promulgated by the NHC on July 12, 2018, the medical institutions should establish relevant safety management systems, operation instructions and technical specifications to safeguard the safety of healthcare big data generated in the process of health management service or prevention and cure service of diseases. And it also stipulates that such healthcare big data should be stored in onshore servers and shall not be provided overseas without safety assessment.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

On July 10, 2021, the CAC issued the Draft Measures for public comments, which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users should apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

In August 2021, the SCNPC enacted the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, has complicated business activities, including formulating of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

On July 7, 2022, the CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, effective on September 1, 2022, provides that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances:(i) where a data processor provides critical data to offshore entities and individuals; (ii) where a critical information infrastructure operator or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which application for security assessment for cross-border transfer of data is required.

On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information, effective on June 1, 2023, provides the basic principles and requirements on the outbound transfer of personal information outside the PRC under the standard contract provided by the CAC. Pursuant to the Measures for the Standard Contract for Outbound Transfer of Personal Information, any personal information handler transferring personal information abroad by entering into the standard contract shall meet all of the following conditions and conduct a personal information protection impact assessment: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. The Measures also provides that the personal information handler shall not carry out the outbound transfer until the standard contract enters into force, and shall file a record with the cyberspace authority at the provincial level within 10 working days from the effective date of the standard contract executed.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, or the Provisions, which takes effect on the same day. According to the Provisions, a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a critical information infrastructure operator provides personal information or critical data to offshore entities and individuals; (ii) where any data processor other than a critical information infrastructure operator provides critical data to offshore entities and individuals, or provides personal information (excluding sensitive personal information) of not less than one million individuals or sensitive personal information of not less than 10,000 individuals in aggregate to offshore entities and individuals since January 1 of the current year. The Provisions also provides certain exceptions where a data processor is not required to apply for security assessment for cross-border data transfer, conclude standard contract for cross-border transfer of personal information or pass authentication for personal information protection. In case of any discrepancy between the Provisions and the relevant provisions such as Measures for the Security Assessment of Outbound Data Transfer promulgated on July 7, 2022 and the Measures for the Standard Contract for Outbound Transfer of Personal Information promulgated on February 22, 2023, the Provisions shall prevail.

On September 24, 2024, the CAC issued the Network Internet Data Protection Regulations, or the Data Protection Regulations, which will be effective on January 1, 2025. The Data Protection Regulations build on the foundations set by the Personal Information Protection Law, the Data Security Law, and the Cybersecurity Law. The Data Protection Regulations establish a comprehensive set of regulations to implement the protection of personal information and “important data” protection provisions set out in those laws.

Regulations relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment or the Encouraging Catalog, and the Special Management Measures (Negative List) for the Access of Foreign Investment or the Negative List, which were promulgated and are amended from time to time by the Ministry of Commerce of the PRC or the MOFCOM and the NDRC. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in the PRC, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Encouraging Catalog and the Negative List are generally deemed as falling into a fourth category “permitted.” The NDRC and MOFCOM promulgated the Catalog of Industries for Encouraging Foreign Investment (2022 Version), on October 26, 2022, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version) or the 2024 Negative List, on September 6, 2024, to replace the previous encouraging catalog and negative list thereunder. According to the 2024 Negative List, the value-added telecommunications services (excluding e-commerce business, domestic multi-party communications, store-and-forward and call centers) fall into the “restricted” category.

On March 15, 2019, the NPC, promulgated the Foreign Investment Law of the PRC, which has come into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in the PRC, namely, the PRC Equity Joint Venture Law, the Wholly Foreign-Owned Enterprise Law and the PRC Cooperative Joint Venture Law. Its implementation of regulations promulgated by the State Council in December 2019 also came into effect on January 1, 2020. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. The Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with VIE, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. In addition, a foreign investment information reporting system shall be established and foreign investors or foreign-funded enterprises shall submit the investment information to competent departments for commerce through the enterprise registration system and the enterprise credit information publicity system.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the PRC Equity Joint Venture Law, the Wholly Foreign-Owned Enterprise Law and the PRC Cooperative Joint Venture Law may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Rules to the PRC Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

Regulations relating to Value-added Telecommunication Services

License for Value-added Telecommunications Services

The Telecommunications Regulations of the PRC or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations, which was promulgated by the MIIT on December 28, 2015 and amended on June 6, 2019, the Internet information services and the online data processing and transaction processing services fall within the value-added telecommunications services.

The Administrative Measures on Telecommunications Business Operating Licenses, which was promulgated by the MIIT on March 1, 2009 and amended on July 3, 2017, sets forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. The Internet Measures, promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, requires that a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license for the provision of Internet information services from the appropriate telecommunications authorities.

Foreign Investment in Valued-Added Telecommunications Business

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises requires foreign-invested value-added telecommunications enterprises in China to be established as sino-foreign equity joint ventures, which the foreign investors may acquire up to 50% of the equity interests of such enterprise. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise operating the value-added telecommunications business in China must demonstrate a good track record and experience in operating a value-added telecommunications business. In July 2006, the MII (currently known as the MIIT) released the Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business or the MII Notice, pursuant to which, domestic telecommunications enterprises are prohibited to rent, transfer or sell a telecommunications business operation license to foreign investors in any form, or provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunication service operator shall be legally owned by that operator (or its shareholders).

Regulations Relating to Online Trading

In January 2014, the State Administration for Industry & Commerce or the SAIC (currently known as the State Administration for Market Regulation, or the SAMR) promulgated the Administrative Measures for Online Trading, which became effective in March 2014 and superseded by the Measures for the Supervision and Administration of Online Trading, or Online Trading Measures, on May 1, 2021. The Online Trading Measures regulates all operating activities for products sale and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. The MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (for Trial Implementation) in December 2014, which became effective in April 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, online business operators are required to issue invoices to consumers for online products and services. Consumers are generally entitled to return products purchased from online business operators within seven days upon receipt, without giving any reason. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers, without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and keep relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform.

The relevant governmental authorities have issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations and continues to consider and issue guidelines and implementing rules in this industry. For example, the Ministry of Finance of the PRC or the MOF, General Administration of Customs and the State Taxation Administration of the PRC or SAT issued the Circular on Tax Policies for Cross-Border E-commerce Retail Imports in March 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

In August 2018, the SCNPC promulgated the E-Commerce Law of the PRC, effective on January 1, 2019, which aims to regulate the e-commerce activities conducted within the territory of the PRC. Pursuant to the E-Commerce Law, an e-commerce platform operator shall (i) collect, verify and register the truthful information submitted by the third-party merchants that apply to sell products or provide services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the third-party merchants on its platform to market regulatory administrative department as required and remind the third-party merchants to complete the registration with market regulatory administrative department; (iii) submit identification information and tax-related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual third-party merchants to complete the tax registration; (iv) record and retain the information of the products and services and the transaction information for no less than 3 years; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the noticeable labels regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and restrain from deleting such comments; and (viii) establish intellectual property protection rules, and take necessary measures when any intellectual property holder notify the platform operator that his intellectual property rights have been infringed. An e-commerce platform operator shall take joint liabilities with the relevant third-party merchants on its platform and may be subject to orders to make correction within a stipulated period and fines up to RMB2,000,000 where (i) it fails to take necessary measures when it knows or should have known that the products or services provided by the third-party merchants on its platform do not meet the personal or property safety requirements or such third-party merchants’ other acts may infringe on the lawful rights and interests of the consumers; or (ii) it fails to take necessary measures, such as deleting and blocking information, disconnecting, terminating transactions and services, when it knows or should have known that the third-party merchants on its platform infringe any intellectual property rights of any other third party. With respect to products or services affecting the consumers’ life and health, if an e-commerce platform operator fails to verify the third-party merchants’ qualification or fails to fulfill its obligations to safeguard the safety of consumers, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to orders to make correction within a stipulated period and fines up to RMB2,000,000.

Regulations relating to Internet Advertising

The SCNPC released the Advertising Law of the People’s Republic of China on October 27, 1994 and latest amended on April 29, 2021, which provides that the Internet information service providers shall not publish medical, drugs, medical machinery or health food advertisements in disguised form of introduction of healthcare and wellness knowledge.

Pursuant to the Interim Administrative Measures for Censorship of Advertisements for Drugs, Medical Devices, Dietary Supplements and Foods for Special Medical Purpose, which were promulgated by the State Administration for Market Regulation on December 24, 2019, effective on March 1, 2020, an enterprise seeking to advertise its drugs, medical devices, dietary supplement or food for special medical purpose must apply for an advertisement approval number. The validity period of the advertisement approval number concerning a drug, medical device, dietary supplement or food for special medical purpose shall be consistent with that of the registration certificate or record-filing certificate or the production license of the product, whichever is the shortest. Where no validity period is set forth in the registration certificate, record-filing certificate or the production license of the product, the advertisement approval number shall be valid for two years. The content of an approved advertisement may not be altered without prior approval. Where any alteration to the advertisement is needed, a new advertisement approval shall be obtained.

The Administrative Measures for Internet Advertisement, which was promulgated by the State Administration of Market Regulation on March 24, 2023, effective on May 1, 2023, provides that internet advertisement must be identifiable and can make consumers recognize it as an advertisement. For goods or services ranked according to bidding, advertisement publishers shall indicate the word “advertisement” prominently in order to make a clear distinction with the natural search results. No entity and individual may publish any advertisement of prescription pharmaceuticals by means of the internet unless otherwise provided by laws and regulations. No advertisement of any medical treatment, pharmaceuticals, medical devices, pesticides, veterinary medicines, dietary supplements, foods for special medical purpose or other advertisements which are subject to review by advertisement review authorities as required by laws and regulations may be released unless it has passed such review. Internet advertisements which are subject to review shall be released strictly in accordance with the contents which have passed such review, and shall not be edited, spliced or modified. Where the contents of advertisements which have passed review need to be modified, a new application for advertisement review shall be submitted.

Regulations relating to Mobile Internet Applications Information Services

Mobile Internet applications or the APPs, and the Internet application store or the APP Store are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016 and lastly amended on June 14, 2022. Such Administrative Provisions on Mobile Internet Applications Information Services regulate the APP information service providers and the APP Store service providers, while the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information respectively. The APP information service providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations provided by the Administrative Provisions on Mobile Internet Applications Information Services.

Regulations relating to Food Safety

In accordance with the Food Safety Law of the PRC or the Food Safety Law, promulgated on February 28, 2009 and latest amended on April 29, 2021, and the Implementation Regulations of the Food Safety Law of the PRC, or the Implementation Regulations, issued on July 20, 2009 and latest amended on October 11, 2019 and effective on December 1, 2019, with the purpose of guaranteeing food safety and safe guarding the health and life safety of the public, the PRC sets up a system of the supervision, monitoring and appraisal on the food safety risks, compulsory adoption of food safety standards. To engage in food production, sale or catering services, the business operators shall obtain a license in accordance with the laws and regulations. Furthermore, the State implements strict supervision and administration for special categories of foods such as healthcare food, special formula foods for medical purposes and infant formula.

Administrative Measures for Food Operation Licensing promulgated by CFDA on August 31, 2015 and amended on November 17, 2017, regulates the food operation licensing activities, strengthens supervision and management of food operation, and ensures food safety. Food operators shall obtain the food operation license for each business venue where they engage in food operation activities. The food operation license is valid for five years.

Regulations relating to Consumer Protection and Product Quality

Consumers Protection

Law of the PRC on the Protection of Rights and Interests of Consumers promulgated by SCNPC, which was latest amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to not only administrative penalties, but also civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators to criminal penalties. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the providers of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

Product Quality

The Product Quality Law of the PRC, which was promulgated by SCNPC on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury or damage of property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

Regulations Relating to Anti-Monopoly in China

The PRC Anti-monopoly Law which took effect on August 1, 2008 and last amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

A business operator with a dominant market position may not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for the violations of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year). On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 and lastly amended on March 10, 2023 to further prevent and prohibit the abuse of dominant market positions.

In addition, on February 7, 2021, the Anti-Monopoly Guidelines for Platform Economy, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Anti-Monopoly Guidelines for Platform Economy intend to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this prospectus, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Anti-Monopoly Guidelines for Platform Economy are newly enacted, there remains uncertainties as to how the Anti-Monopoly Guidelines for Platform Economy will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Platform Economy and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Regulations relating to Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was latest amended on December 29, 2018, and the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax of the PRC which were latest amended on April 23, 2019 (collectively, the “EIT Law”). According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries or region but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries or region and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Value-Added Tax

Pursuant to the Provisional Regulations of the PRC on Value-Added Tax, which was promulgated by the State Council on December 13, 1993 and latest amended on November 19, 2017, and the Implementation Rules for the Implementation of the Provisional Regulations of the PRC on Value-Added Tax, which was promulgated by the MOF on December 25, 1993 and latest as amended on October 28, 2011, and became effective on November 1, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax or the VAT.

On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, the SAT Circular 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to SAT Circular 60.

Regulations relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright.    Copyright in the PRC is principally protected under the Copyright Law of the PRC and its implementation rules. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC and related rules and regulations, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, eliminate impacts, publicly apologize, and pay damages, etc. In addition, the Regulations on the Protection of Rights to Information Network Communication promulgated by the State Council on May 18, 2006 as amended in 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

Patent.    The Patent Law of the PRC provides for three types of patents, “invention,” “utility model” and “design.” To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. The National Intellectual Property Administration is responsible for examining and approving patent applications.

Trademark.    The Trademark Law of the PRC and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain Name.    Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is responsible for supervising and administering nationwide domain name services, under supervision of which the China Internet Network Information Center is responsible for the routine administration of the “.CN” and the. “中国” domain names. In principle, domain name registration services are subject to the rule of “first come, first served.” In November 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

Regulations relating to Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Regulations of the PRC which was promulgated by the State Council on January 29, 1996 and was latest amended on August 5, 2008. Pursuant to this regulation and other PRC rules and regulations on currency conversion, Renminbi is freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China unless prior approval of the State Administration of Foreign Exchange or the SAFE, or its local counterpart is obtained.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise or the Circular 19. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter- enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular of Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies or SAFE Circular 13, which became effective on June 1, 2015 and was amended on December 30, 2019, according to which, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration. SAFE Circular 13 cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the Circular 16, was promulgated by SAFE on June 9, 2016 and most recently amended on December 4, 2023. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) banks should check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements pursuant to the principle of genuine transactions; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how the SAFE and competent banks will carry it out in practice.

According to the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business or the SAFE Circular 8 promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Regulations relating to Dividend Distribution

The principal regulations governing distribution of dividends of FIEs include the PRC Foreign Investment Law, the Implementation Rules of the PRC Foreign Investment Law, and the Company Law which was issued on December 29, 1993 and most recently amended on December 29, 2023.

Under these laws and regulations, WFOEs in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, WFOEs in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations relating to Labor

The Labor Contract Law of the PRC as promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012 and effective as from July 1, 2013, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. According to the Labor Contract Law, a written employment contract shall be concluded for the establishment of employment relationship. Where an employer fails to conclude a written employment contract with an employee within the period of more than one month but less than one year from the date of commencement of work, the employer shall pay the employee double wages each month, and if such period exceeds one year, the employer and the employee are deemed to have entered into an employment contract with unfixed term. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the employment contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC which was promulgated by the SCNPC on October 28, 2010 and became effective on July 1, 2011 and as amended on December 29, 2018, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated time limit and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Provident Fund which was promulgated by the State Council on April 3, 1999 and became effective on April 3, 1999 and as latest amended on March 24, 2019, an enterprise that fails to make housing provident fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated time limit; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, price of the lease, repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department for the record. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines pursuant to the Administrative Measures on Leasing of Commodity Housing.

According to the Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the Civil Code, where the mortgaged property has been leased and assigned for possession prior to the establishment of the mortgage, the original leasehold relation shall not be affected by such mortgage.

Regulations relating to M&A Rules and Overseas Listings

Six PRC regulatory agencies, including the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was last amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests in a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in

China, and purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, and establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of Chinese domestic companies and controlled by Chinese companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. The equity and assets acquisition of a related domestic company by a foreign investor shall still be subject to the M&A Rules.

On July 6, 2021, General Office the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the supervision over overseas listings by China-based companies and proposed to take effective measures, such us promoting the establishment of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that these opinions and any related implementing rules to be promulgated in the future will not impose additional requirements on us.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023 (as the SEC does not approve or disapprove of an offering, this requirement is interpreted to be the SEC’s declaration of the registration statement to be effective with respect to this offering), (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offering and listings.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, and upon becoming effective on March 31, 2023, such provisions will supersede the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, shall strictly abide by the applicable laws and regulations, enhance the sense of confidentiality, improve the archives management system, and take necessary measures to implement the confidentiality and archives management responsibilities when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain any information related to state secrets or government authorities work secrets, domestic companies shall obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority; and in the event that such documents or materials, if divulged, will jeopardize national security or public interest, domestic companies shall strictly fulfill relevant procedures stipulated by applicable laws and regulations. Furthermore, domestic companies shall also provide a written statement about whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Zhenyang Shi	47	Chairman, Chief Executive Officer
Li Xu	50	Financial Manager
Dexiang Wei	40	Vice President
Guoji Luo	40	Vice President

Zhenyang Shi is our co-founder and has served as our director since our inception. He obtained his college degree in clinical medicine from BengBu Medical College in 2000, and he obtained an Executive Master of Business Administration in 2017 from China Europe International Business School. With more than a decade of entrepreneurial experience in the healthcare and Internet industries, he has received various accolades for his distinctive contribution in the digital health and wellness industry, including Liwan District Medical and Health Industry Development Consultant in 2016, 2015 – 2016 Pharmaceutical E-Commerce Influential Figure, 2014 – 2015 Pharmaceutical E-Commerce Influential Figure, 2014 Outstanding CEO of China Pharmaceutical E-commerce and 2023 Public Welfare Personality Award, the inaugural Clinical Medicine Award in 2023.

Li Xu is our co-founder and has served as our financial manager since our inception. She obtained her college degree in clinical medicine from BengBu Medical College in 2000 and accumulated a decade of entrepreneurial experience in the healthcare and Internet industries before joining Mr. Shi’s effort of co-founding Guangzhou Qilekang Pharmaceutical Chain Co., Ltd. in 2010. She obtained more than a decade of experience managing various subsidiaries in our Group. She obtained a pharmacist license in 2015.

Dexiang Wei has served as our Vice President since 2018. He graduated from Harbin Institute of Technology in 2007 with a Bachelor’s degree in computer science and China Europe International Business School with a Master of Business Administration in 2019. He started his career at our Group in 2011 as a customer service director and served on a series of positions thereafter, including operations director of the seventh E-commerce business department, deputy general manager of customer service, sales director of operations and procurement center, and deputy general manager of online medical operations, where he accumulated substantial experience in customer service, E-commerce business operations and group-level strategy formulation and execution. As a key personnel in building our E-commerce system from scratch, he is the recipient of various intra-group nominations, including Team Elite Award, Best Achievement Award, Highest Contribution Award, and CRM Team Award, etc.

Guoji Luo has served in our Group since 2011 and as our Vice President and Assistant to President since 2019. His experience in our Group covers a range of departments, including IT, warehousing and logistics, operations, human resources and financing, and he held various positions in our Group including IT department head, deputy manager of warehousing and logistics department, E-commerce operation service department head, assistant to the president, deputy manager of Qilekang doctor business development and deputy manager of human resources. Before joining our Group, he served in Guangzhou Infoscape Technology Co., Ltd. where he accumulated significant experience in software product development and product planning and management. He obtained his college degree in information network engineering from Guangdong Construction Polytechnic in 2005 and graduated from Sun Yat-sen University in 2011 with a Bachelor’s degree in business administration. He also graduated from China Europe International Business School with a Master of Business Administration in 2021.

Board of Directors

Our board of directors will consist of              directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq Stock Market Rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he is interested and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (i) such director has declared the nature of his interest at or prior to its consideration and any vote thereon if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of            ,             , and            .             will be the chairman of our audit committee. We have determined that            ,             , and            each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that            qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing or replacing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of            ,             , and            .             will be the chairman of our compensation committee. We have determined that            ,             , and            satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•        selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of            ,             , and            .             will be the chairman of our nominating and corporate governance committee. We have determined that            ,             , and            satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the company’s name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting or by a unanimous written resolution appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs, and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of approximately RMB4.4 million (US$0.6 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

As of the date of this prospectus, we do not have any share incentive plans.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•        each of our directors and executive officers; and

•        each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 16,865,384 Class A ordinary shares (assuming conversion on a one-for-one basis) and 2,042,042 Class B ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and            Class A ordinary shares and            Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Each holder of Class B ordinary shares is entitled to twenty votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering				Ordinary Shares Beneficially Owned Immediately After This Offering
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers*:
Zhenyang Shi(1)	2,268,156	1,242,042	18.6%	47.0%
Li Xu(2)	—	800,000	4.2%	27.7%
Dexiang Wei	—	—	—	—
Guoji Luo	—	—	—	—
All Directors and Executive Officers as a Group	—	2,042,042	22.8%	74.7%

Principal Shareholders:
HEALTHYSEVEN LIMITED(1)	2,268,156	1,242,042	18.6%	47.0%
Dan Hong (H.K.) Technology Limited(3)	2,957,613	—	15.6%	5.1%
Nova Compass Investment Limited(4)	1,958,119	—	10.4%	3.4%
Beijing Gaotejia Technology Partnership (Limited Partnership)(5)	1,358,995	—	7.2%	2.4%

____________

Notes:

*        Except as otherwise indicated below, the business address of our directors and executive officers is Yongxu Industrial Park, No.19-23, Hejing Road, Dongsha Street, Liwan District, Guangzhou 510000, People’s Republic of China.

†        For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus is 18,907,426. The total number of ordinary shares outstanding after the completion of this offering will be            , including            Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs.

††      For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to twenty votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)      Represents 2,268,156 Class A ordinary shares and 1,242,042 Class B ordinary shares held by HEALTHYSEVEN LIMITED. HEALTHYSEVEN LIMITED is a company incorporated in British Virgin Islands, and wholly owned by Mr. Zhenyang Shi. The registered address of HEALTHYSEVEN LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2)      Represents 800,000 Class B ordinary shares held by HEALTHYTEN LIMITED. HEALTHYTEN LIMITED is a company incorporated in British Virgin Islands, and wholly owned by MS. Li Xu. The registered address of HEALTHYTEN LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)      Represents 2,957,613 series A preferred shares held by Dan Hong (H.K.) Technology Limited, a Hong Kong limited company. The registered address of Dan Hong (H.K.) Technology Limited is Unit 803, 8/F., Shanghai Industrial Investment Building, 48-62 Hennessy Road, Wanchai,Hong Kong. Dan Hong (H.K.) Technology Limited is wholly owned by Shandong Danhong Pharmaceutical Co., Ltd, which is controlled by Shandong Buchang Pharmaceutical Co., Ltd. Shandong Buchang Pharmaceutical Co., Ltd. is indirectly wholly owned by Dade Holdings Limited, which is wholly owned by Tao Zhao.

(4)      Represents 1,958,119 Series B-4 preferred shares held by Nova Compass Investment Limited, a company incorporated in the British Virgin Islands. The registered address of Nova Compass Investment Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Nova Compass Investment Limited is controlled by Focus Media Information Technology Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 002027), which is controlled by Nanchun Jiang.

(5)      Represents 1,358,995 Series B-4 preferred shares directly held by Beijing Gaotejia Technology Partnership (Limited Partnership), a PRC limited partnership. The general partner of Beijing Gaotejia Technology Partnership (Limited Partnership) is Jiangsu Elite Healthcare Industry Investment Fund (Limited Partnership), whose general partner is Nanjing Gaotejia Medical Investment Enterprise (Limited Partnership), which is controlled by Dajian Cai. The registered address of Beijing Gaotejia Technology Partnership (Limited Partnership) is 25221, 2nd Floor, Building A1, No.1 Huangchang West Road, DougeZhuang, Chaoyang District, Beijing, China. The registered address of Jiangsu Elite Healthcare Industry Investment Fund (Limited Partnership) is Room 203, No.160 Longxi Road, Changqiao Street, Wuzhong District, Suzhou, China.

As of the date of this prospectus, we had no ordinary shares held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Securities Holders’ Agreement

See “Description of Share Capital — History of Securities Issuances — Securities Holders’ Agreement.”

Exclusive Business Cooperation Agreement with Guangzhou WFOE

Guangzhou WFOE and Qilekang Digital entered into an Exclusive Business Cooperation Agreement dated August 10, 2021, pursuant to which Guangzhou WFOE has the exclusive right to provide or designate any third party to provide comprehensive technology and business support as well as relevant consulting services to Qilekang Digital Health. In exchange, Qilekang Digital Health agrees to pay an agreed service fees to Guangzhou WFOE or its designated party. See “Corporate History and Structure — Contractual Arrangements with The VIE and Its Shareholders.”

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company. See “Management — Employment Agreements and Indemnification Agreements.”]

Other Related Party Transactions

Transactions with our chief executive officer and his immediate family.    Zhenyang Shi, our chief executive officer (“CEO”), provided several loans each with an annual interest rate of 4.90% to 24.00% to us for supplementing working capital in 2022 and 2023 and the six months ended June 30, 2024. These loans are due on December 31, 2026. The balance of loans from Zhenyang Shi was RMB89.8 million, RMB129.5 million (US$17.8 million) and RMB128.2 million (US$17.6 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively. In addition to the loans mentioned above, we had amounts due to Zhenyang Shi of RMB22.4 million, RMB28.7 million (US$4.0 million) and RMB31.9 million (US$4.4 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively.

Aixiangbao is a wholly-owned entity by Zhenyang Shi. On August 10, 2021, we entered into tripartite agreements with Focus Media and Aixiangbao, pursuant to which we are released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of us in the amount of RMB221.0 million, and we agreed to repay such debt to Aixiangbao. On September 10, 2021, we reached an agreement with Aixiangbao, pursuant to which we will not be required to repay the liability for five years and after then Aixiangbao can only require us to repay the liability in a non-cash method, but we still have an obligation to repay such outstanding debt. We reclassified the other payables to Focus Media into due to related parties. The debt bears no interest and due on August 10, 2026. The balance of loan from Aixiangbao was RMB221.0 million (US$30.4 million) as of each of December 31, 2022 and 2023 and June 30, 2024.

Li Xu, spouse of our CEO, provided a loan of RMB3.3 million due and payable on demand with an annual interest rate of 8.86% and a non-interest bearing loan of RMB1.8 million due and payable on December 31, 2024, each, to us for supplementing working capital in 2019 and 2023, respectively. The balance of loans from Li Xu was RMB3.3 million, RMB5.0 million (US$0.7 million) and RMB4.5 million (US$0.6 million) as of December 31, 2022 and 2023 and June 30, 2024 respectively. In addition to the loans mentioned above, we had amounts due to Li Xu of RMB127,210 (US$17,505) as of each of December 31, 2022 and 2023 and June 30, 2024.

Aihua Peng, a close relative of the management of a shareholder, provided a loan of RMB10 million due and payable on demand with an annual interest rate of 20.00% to us for supplementing working capital in 2022 and 2023 and the six months ended June 30, 2024. The balance of loan from Aihua Peng was RMB7.8 million, RMB4.8 million (US$0.7 million) and RMB4.8 million (US$0.7 million) as of each of December 31, 2022 and 2023 and June 30, 2024, respectively. In addition to the loans mentioned above, we had amounts due to Aihua Peng of RMB4.7 million, RMB6.0 million (US$0.8 million) and RMB6.4 million (US$0.9 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively.

In 2020, we paid advance to Wanmei Shi, our CEO’s sister, in relation to materials for pandemic restriction and prevention. The balances are unsecured, non-interest bearing and due on demand. We had amounts due from Wanmei Shi of RMB92,261, RMB24,333 (US$3,348) and nil as of December 31, 2022 and 2023 and June 30, 2024, respectively. In addition, Wanmei Shi provided loans with aggregate amount of RMB1.7 million each with an annual interest rate of 24.00% and due on demand to us for supplementing working capital during 2021 and 2022. The balance of loan from Wanmei Shi was RMB175,000 as of December 31, 2022, which was fully settled in March 2023. In addition to the loans mentioned above, we had amounts due to Wanmei Shi of nil, RMB100,000 (US$13,760) and RMB26,667 (US$3,670) as of December 31, 2022 and 2023 and June 30, 2024, respectively.

Transactions with our management.    Guoji Luo, one of our management, provided several loans with interest rate of 24.00% per annum and due on demand to us during 2022 and 2023, and interest free loans during 2023 and the six months ended June 30, 2024 with maturity date on December 31, 2024, for supplementing working capital. The balance of loan from Guoji Luo was RMB66,730, RMB2.0 million (US$0.3 million) and RMB0.7 million (US$102,366) as of December 31, 2022 and 2023 and June 30, 2024, respectively. In addition to the loans mentioned above, we had amounts due to Guoji Luo of RMB44,089 (US$6,067) as of each of December 31, 2022 and 2023 and June 30, 2024.

Yongan Zhong, one of our management, provided a non-interest bearing loan of RMB5.0 million due on demand to us for supplementing working capital in 2019. The balance of loan from Yongan Zhong was RMB2,685 (US$369) as of each of December 31, 2022 and 2023 and June 30, 2024. In addition to the loans mentioned above, we had amount due to Yongan Zhong of RMB1.3 million, RMB1,200 (US$165) and RMB1,200 (US$165) as of December 31, 2022 and 2023 and June 30, 2024, respectively.

Dexiang Wei, one of our management, provided several non-interest bearing loans due on demand to us for supplementing working capital during 2021 and 2022. The balance of loan from Dexiang Wei was RMB2.0 million, RMB810,045 (US$111,466) and RMB214,265 (US$29,484) as of December 31, 2022 and 2023 and June 30, 2024, respectively. In addition to the loans mentioned above, we had amounts due to Dexiang Wei of RMB56,533, RMB56,533 (US$7,779) and RMB72,327 (US$9,953) as of each of December 31, 2022 and 2023 and June 30, 2024.

Suna Yan, one of our management, provided several non-interest bearing loans due on demand to us for supplementing working capital during 2022 and 2023. The balance of loan from Suna Yan was RMB10,114, RMB31,085 (US$4,277) and nil as of December 31, 2022 and 2023 and June 30, 2024, respectively.

Yi Zhi, one of our management, we had amount due to this related party of RMB4,325, RMB4,324 (US$595) and RMB4,324 (US$595) as of each of December 31, 2022 and 2023 and June 30, 2024.

Transactions with entities significantly influenced by us.     We had amounts due from Chunong Diet Therapy (Guangzhou) Sales Co., Ltd. of RMB50,000 as of December 31, 2022, which were fully settled in July 2023. As of June 30, 2024, we had no outstanding amounts due from Chunong Diet Therapy (Guangzhou) Sales Co., Ltd.

We had amounts due from Guangzhou Qijian Enterprise Management Consulting Co., Ltd. of RMB660,000 as of December 31, 2022, which were fully settled in July 2023. As of June 30, 2024, we had no outstanding amounts due from Guangzhou Qijian Enterprise Management Consulting Co., Ltd.

We had amounts due from Guangzhou Aopolikang Biotechnology Co., Ltd. of RMB946,125, RMB375,691 (US$51,697) and RMB38,091 (US$5,241) as of December 31, 2022 and 2023 and June 30, 2024, respectively. In 2022 and 2023 and the six months ended June 30, 2024, we purchased drugs from Guangzhou Aopolikang Biotechnology Co., Ltd. of RMB134,267, RMB134,279 (US$18,477) and RMB14,164 (US$1,949), respectively. In 2023, Guangzhou Aopolikang Biotechnology Co., Ltd. provided us consulting services of RMB431,346 (US$59,355). We had account payable balance to Guangzhou Aopolikang Biotechnology Co., Ltd. of RMB144,833, RMB113,925 (US$15,677) and RMB13,083 (US$1,800) as of December 31, 2022 and 2023 and June 30, 2024, respectively.

We had amounts due from Guangzhou Shennong Xuanpin Products Sales Co., Ltd. of RMB314,831 as of December 31, 2022, which were fully settled in July 2023. As of December 31, 2023 and June 30, 2024, we had amount due to Guangzhou Shennong Xuanpin Products Sales Co., Ltd. of RMB3,170 (US$436). As of June 30, 2024, we had no outstanding amounts due from Guangzhou Shennong Xuanpin Products Sales Co., Ltd.

We had amounts due from Guangzhou Guozhi Pharmaceutical Co., Ltd. of nil, RMB778,584 million (US$107,137) and nil as of December 31, 2022 and 2023 and June 30, 2024, respectively. In addition, we had amounts due to Guangzhou Guozhi Pharmaceutical Co., Ltd. of RMB283,565 as of December 31, 2022 which were fully settled in April 2023. For the year ended December 31, 2023 and the six months ended June 30, 2024, we had drug sales to Guangzhou Guozhi Pharmaceutical Co., Ltd. of RMB123,073 (US$16,935) and RMB897,822 (US$123,544), respectively. As of June 30, 2024, we had no outstanding amounts due to Guangzhou Guozhi Pharmaceutical Co., Ltd.

We had amounts due from Guangzhou Liwan Linghai Medical Outpatients Department of RMB1.2 million, RMB1.2 million (US$0.2 million) and RMB1.2 million (US$0.2 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively. We had amount due to Guangzhou Liwan Linghai Medical Outpatients Department of nil, RMB1.1 million (US$0.1 million) and RMB326,827 (US$44,973) as of December 31, 2022 and 2023 and June 30, 2024, respectively.

Nanjing Benyu Investments Management Limited provided a loan of RMB10.0 million with an annual interest rate of 10.00% and due on June 30, 2024 to us for supplementing working capital in 2019. The balance of loan from Nanjing Benyu Investments Management Limited was RMB8.1 million (US$1.1 million) as of each of December 31, 2022 and 2023 and June 30, 2024. We had amounts due to Nanjing Benyu Investments Management Limited of RMB1.6 million, RMB3.3 million (US$0.4 million) and RMB3.7 million (US$0.5 million) as of December 31, 2022 and 2023 and June 30, 2024, respectively.

Guangzhou Golden Pomegranate Digital Media Co., Ltd. provided an interest-free loan of RMB1.3 million due on December 31, 2024 to us for supplementing working capital in 2023 and we can repay the loan in advance. The balance of loan from Guangzhou Golden Pomegranate Digital Media Co., Ltd. was RMB0.9 million (US$0.1 million) and RMB0.5 million (US$0.06 million) as of December 31, 2023 and June 30, 2024, respectively. As of June 30, 2024, Guangzhou Golden Pomegranate Digital Media Co., Ltd. was no longer a related party of us.

Interest expenses of loans from related parties for the years ended December 31, 2022, and 2023 and the six months ended June 30, 2024 amounted to RMB12.1 million, RMB9.9 million (US$1.4 million) and RMB4.2 million (US$0.6 million), respectively.

As of the date of this prospectus, the amount of due from related parties as of June 30, 2024 has been collected in the full amount.

We obtained loans with total amount of RMB10.0 million from China CITIC Bank in 2023, with interest rate of 4.3%. The loans were guaranteed by Dazinuojin Enterprise Management Consulting Co., Ltd., Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership), Zhenyang Shi and Li Xu, and mortgaged by a real property of Zhenyang Shi. As of June 30, 2024, the loans from China CITIC Bank were of total amount of RMB6.0 million.

As of June 30, 2024, the loans from Industrial Bank Co., Ltd. were of total amount of RMB18.0 million, comprising of RMB 12.0 million with interest rate of 3.9% and RMB 6.0 million with interest rate of 3.8%. The loans were guaranteed by Zhenyang Shi, Li Xu and Wanmei Shi.

As of June 30, 2024, the loans from Agricultural Bank of China were of total amount of RMB3.0 million, with interest rate of 3.55%. The loans were guaranteed by Zhenyang Shi.

As of June 30, 2024, the loans from Bank of Jiujiang were of total amount of RMB2.7 million, with interest rate of 5.4%. The loans were guaranteed by Zhenyang Shi and Guangzhou Qilekang Digital Health Medical Technology Co., Ltd.

As of June 30, 2024, the loans from Shanghai Pudong Development Bank were of total amount of RMB10.0 million, with interest rate of 4.9%. The loans were guaranteed by Zhenyang Shi.

As of June 30, 2024, the loans from Xi’an Changtao Network Small Loan Co., Ltd. were of total amount of RMB10.0 million, with interest rate of 20.04%. The loans were guaranteed by Zhenyang Shi, Li Xu, Guoji Luo, Wanmei Shi, Yongan Zhong and five other members from our management team.

As of June 30, 2024, the loans from Qianhai Xingbang Financial Leasing Co., Ltd. were of total amount of RMB492,667, with interest rate of 11.0%. The loans were guaranteed by Wanmei Shi.

As of June 30, 2024, the loans from third parties with total amount of RMB2.2 million were guaranteed by Guoji Luo, Dexiang Wei, Yongan Zhong and one other member from our management team. The interest rates were varied from 9.6% to 24%.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 shares, par value of US$0.0001 each, of which (i) 485,360,730 shares are designated as Class A ordinary shares; (ii) 2,042,042 shares are designated as Class B ordinary shares; (iii) 2,722,222 shares are designated as Series Pre-A preferred shares; (iv) 2,957,613 shares are designated as Series A preferred shares; (v) 911,178 shares are designated as Series B-1 preferred shares; (vi) 2,460,315 shares are designated as Series B-2 preferred shares; (vii) 228,786 shares are designated as Series B-3 preferred shares; and (viii) 3,317,114 shares are designated as Series B-4 preferred shares. As of the date of this prospectus, 4,268,156 Class A ordinary shares, 2,042,042 Class B ordinary shares, 2,722,222 Series Pre-A preferred shares, 2,957,613 Series A Preferred Shares, 911,178 Series B-1 preferred shares, 2,460,315 Series B-2 preferred shares, 228,786 Series B-3 preferred shares, and 3,317,114 Series B-4 preferred shares are issued and outstanding.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$50,000 divided into 500,000,000 shares comprising of (i) 450,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 2,042,042 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 47,957,958 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares and ordinary shares will be converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the 800,000 shares beneficially owned by Ms. Li Xu and 1,242,042 shares beneficially owned by Mr. Zhenyang Shi will continue to be Class B ordinary shares. Following such conversion and re-designation, we will have            Class A ordinary shares issued and outstanding and            Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise the option to purchase additional ADSs.

[Our Post-Offering Memorandum and Articles of Association

Our shareholders have conditionally adopted a fourth amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our Class B ordinary shares could only be held by Mr. Zhenyang Shi and Ms. Li Xu and their trust or any other entity established for bona fide estate planning purposes for the benefits of or on behalf of each immediate family member of Mr. Zhenyang Shi and Ms. Li Xu. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends.    Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account or distributable capital reserve resulting from contributed surplus; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    In respect of all matters subject to a shareholders’ vote, on a vote done by show of hands, each shareholder is entitled to one vote and, on a vote done by poll, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than [10]% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of shareholders holding a simple majority of the votes which are cast thereon in person or by proxy at a quorate general meeting of the company. A special resolution requires the affirmative vote of shareholders holding no less than two-thirds of the votes which are cast thereon in person or by proxy at a quorate general meeting of the company. Both an ordinary resolution and a special resolution can also be passed by way of unanimous written resolution of all shareholders entitled to vote on the subject matter at a meeting of the company. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to hold an annual general meeting. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least [seven] days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than [one-third] of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than [one-third] of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of ordinary shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they must, within [three months] after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Stock Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders will be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders [at least 14 days] prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.    Subject to the provisions of the Companies Act and other applicable law, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares.    Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•        authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that:

•        an exempted company (other than an exempted company holding a license to carry on business in the Cayman Islands) does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open for inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation;

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    In certain circumstances, the Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies (provided that it is facilitated by the laws of that other jurisdiction. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

Where the merger or consolidation is between two Cayman Islands companies, the directors of each constituent company must approve a written plan of merger or consolidation containing certain prescribed information, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the following requirements have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the directors of the Cayman Islands company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his decision to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (c) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Cayman Islands Grand Court to determine the fair value and such petition by the company must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date and where the consideration for such shares are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate complex mergers, the reconstruction and amalgamation of companies by way of schemes of arrangement. In the case of a shareholder scheme of arrangement, the arrangement must be approved by three-fourths in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our directors or officers usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities (namely the rule in Foss v. Harbottle and the exceptions thereto), which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s articles of association may provide for the indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our post-offering fourth amended and restated memorandum and articles of association provides that we shall indemnify our directors and officers and their personal representatives to the maximum extent permitted by law, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such person, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his/her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director, officer or personal representative in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering fourth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in what the director believes to be in the best interests of the company as a whole, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, a duty to exercise independent judgment, a duty to exercise powers for the purpose for which such powers were intended and a duty to not improperly fetter the exercise of future discretion. A director of a Cayman Islands company owes to the company a duty to act with skill and care which is not fiduciary in nature. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by the affirmative vote of two-thirds of the directors then in office (except with regard to the removal of the chairman, who may only be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may only be removed from office by a special resolution of our shareholders). A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering fourth amended and restated articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

History of Securities Issuances

The following is a summary of our securities issuance in the past three years.

Ordinary Shares

On February 26, 2021, we issued (i) one ordinary share to Avalon Ltd. for a consideration of US$1.00, which was transferred to HEALTHYSEVEN LIMITED on the same date, and (ii) one ordinary share to HEALTHYTEN LIMITED for a consideration of US$1.00, all of which were subsequently cancelled.

On August 18, 2021, we issued 2,042,042 Class B ordinary shares to HEALTHYSEVEN LIMITED for a consideration of US$204.2042, among which 800,000 Class B ordinary shares were transferred to Guangzhou Jinpin Management Consulting Partnership (Limited partnership) and converted into the same number of Class A ordinary shares on January 8, 2024.

On August 18, 2021, we issued 2,000,000 Class B ordinary shares to HEALTHYTEN LIMITED for a consideration of US$200.00, among which (i) 591,314 Class B ordinary shares were transferred to GOLDEN MATE ASIA LIMITED and converted into the same number of Class A ordinary shares on January 8, 2024, (ii) 500,000 Class B ordinary shares were transferred to Guangzhou Jinshang Management Consulting Partnership (Limited Partnership) and converted into the same number of Class A ordinary shares on January 8, 2024, and (iii) 108,686 Class B ordinary shares were transferred to Guangzhou Jinyue Management Consulting Partnership (Limited Partnership) and converted into the same number of Class A ordinary shares on January 8, 2024.

On August 8, 2024, we issued 2,268,156 Class A ordinary shares to HEALTHYSEVEN LIMITED for a consideration of US$226.8156.

Series Pre-A Preferred Shares

On August 18, 2021, we issued 238,095 Series Pre-A preferred shares to Grand Yangtze Hongtao Capital, L.P. for a consideration of US$23.8095.

On May 31, 2023, we issued (i) 817,460 Series Pre-A preferred shares to Dazinuojin Enterprise Management Consulting Co., Ltd. (formerly known as Dazi Jinnuo Investment Management Consulting Co., Ltd.) for a consideration of US$81.7460; (ii) 595,238 Series Pre-A preferred shares to Shanghai Guohong Kaiyuan Investment Center (Limited Partnership) for a consideration of US$59.5238; (iii) 119,048 Series Pre-A preferred shares to Shanghai Chuangye Jieli Taili Venture Capital Center (L.P.) for a consideration of US$11.9048; (iv) 697,620 Series Pre-A preferred shares to Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership) for a consideration of US$69.7620; (v) 16,666 Series Pre-A preferred shares to Nanjing Bangsheng Juyuan Venture Capital Partnership (Limited Partnership) (formerly known as Nanjing Bangsheng Juyuan Investment Management Partnership (L.P.)) for a consideration of US$1.6666; (vi) 238,095 Series Pre-A preferred shares to Guangdong Qicheng Youth Venture Capital Partnership (L.P.) for a consideration of US$23.8095.

Series A Preferred Shares

On July 28, 2023, we issued 2,957,613 Series A preferred shares to Dan Hong (H.K.) Technology Limited for a consideration of US$295.7613.

Series B-1 Preferred Shares

On May 31, 2023, we issued 911,178 Series B-1 preferred shares to Shanghai Zhongwei Anjian Venture Capital Investment LLP (Limited Partnership) for a consideration of US$91.1178.

Series B-2 Preferred Shares

On May 31, 2023, we issued (i) 793,650 Series B-2 preferred shares to Beijing HongShan Enterprise Information Management Consulting Center (Limited Partnership) for a consideration of US$79.3650; (ii) 317,460 Series B-2 preferred shares to Shanghai Jinglin Jinghui Equity Investment Center (L.P.) for a consideration of US$31.7460; (iii) 238,095 Series B-2 preferred shares to Shenzhen Sharing Precision Medical Investment Partnership (Limited Partnership) for a consideration of US$23.8095; (iv) 317,460 Series B-2 preferred shares to Guangdong Ginkgo Guangbo Venture Capital Partnership (L.P.) for a consideration of US$31.7460; (v) 158,730 Series B-2 preferred shares to Zhuhai Huajin Chuangying No.1 Equity Investment Fund Partnership (Limited Partnership) for a consideration of US$15.8730.

On July 28, 2023, we issued 634,920 Series B-2 Preferred Shares to Alps Innovation Limited for a consideration of US$63.4920.

Series B-3 Preferred Shares

On May 31, 2023, we issued 228,786 Series Series B-3 preferred shares to Neijiang Yunrui Investment Partnership (Limited Partnership) for a consideration of US$22.8786.

Series B-4 Preferred Shares

On August 18, 2021, we issued 1,958,119 Series B-4 preferred shares to Nova Compass Investment Limited for a consideration of US$195.8119. On May 31, 2023, we issued 1,358,995 Series B-4 preferred shares to Beijing Gaotejia Technology Partnership (Limited Partnership) for a consideration of US$135.8995.

Securities Holders’ Agreement

We entered into securities holders’ agreement on August 10, 2021 with our shareholders, which consist of holders of ordinary shares and preferred shares. The securities holders’ agreement provides for certain shareholders’ rights, including information and inspection right, observer rights, rights of first refusal and co-sale rights, and voting rights and contains provisions governing our board of directors and other corporate governance matters. The special rights will automatically terminate upon the completion of our initial public offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. — Hong Kong, located at 9/F, Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-         when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,          Class A ordinary share[s] that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Class A ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•        We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•        We fail to deliver satisfactory documents to the depositary; or

•        It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•        We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•        We do not deliver satisfactory documents to the depositary; or

•        The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A ordinary shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A ordinary shares

Upon completion of the offering, the Class A ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus. After the completion of the offering, the Class A ordinary shares that are being offered for sale pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•        The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•        All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•        You are duly authorized to deposit the Class A ordinary shares.

•        The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•        The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•        ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•        provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•        provide any transfer stamps required by the State of New York or the United States; and

•        pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A ordinary shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•        Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•        Obligations to pay fees, taxes and similar charges.

•        Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

[Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in “Description of Share Capital”.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions as follows:

•        In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all Class A ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•        In the event of voting by poll, the depositary will vote (or cause the Custodian to vote) the Class A ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.]

Fees and Charges

As an ADS holder, you will be required to pay the following fees (some of which may be cumulative) under the terms of the deposit agreement:

Service	Fees

•   Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary shares ratio, ADS conversions, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued

•   Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary shares ratio, ADS conversions, upon termination of the Deposit Agreement, or for any other reason)

Up to U.S. 5¢ per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•   Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the Deposit Agreement)).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges (some of which may be cumulative) such as:

•        taxes (including applicable interest and penalties) and other governmental charges;

•        the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•        certain cable, telex and facsimile transmission and delivery expenses;

•        the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•        the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the Class A ordinary shares, ADSs and ADRs; and

•        the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series (which may entail the cancellation, issuance and transfer of ADSs and the conversion of ADSs from one series to another series), the applicable ADS issuance, cancellation, transfer and conversion fees will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may, with our consent, and shall, at our instruction, distribute to owners of ADSs the deposited property in a mandatory exchange for, and upon a mandatory cancellation of, the ADSs. The ability to receive the deposited property upon termination of the deposit agreement would be subject, in each case, to receipt by the depositary of (i) confirmation of satisfaction of certain U.S. regulatory requirements and (ii) payment of applicable depositary fees and taxes. The depositary will give notice to owners of ADSs at least 30 calendar days before termination of the deposit agreement. Owners of ADSs would be required to surrender ADSs to the depositary for cancellation in exchange for the deposited property.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•        We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•        The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•        The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in the Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any financial transaction entered into by any person in respect of the ADSs or any Deposited Property, for any tax consequences that result from the ownership of, or any transaction involving, ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•        We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•        We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•        We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•        We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•        We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of the Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•        We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•        We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•        No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•        Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•        Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the Class A ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the Class A ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•        Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•        Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•        Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have            ADSs outstanding, representing approximately            % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We have applied for listing of the ADSs on the Nasdaq Stock Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed that neither we nor any successors of us, for a period of 90 days from the commencement of sales of this offering, [not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), or (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock,] without the prior written consent of the Representative of the underwriters.

Furthermore, each of our executive officers, directors and shareholders who hold five percent (5%) or greater of either class of the Company’s ordinary shares or securities convertible into ordinary shares immediately prior to this offering has also entered into a similar lock-up agreement for a period of 180 days from the commencement of sales of this offering, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own [all of] our outstanding ordinary shares, without giving effect to this offering.

[Other than this offering,] we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that (together with any sales aggregated with them) does not exceed the greater of the following:

•        1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal            Class A ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•        the average weekly trading volume of our ordinary shares [of the same class], in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. [However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.]

TAXATION

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our Cayman Islands legal counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares (including ordinary shares represented by ADSs) will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that POMDOCTOR LIMITED is not a PRC resident enterprise for PRC tax purposes. POMDOCTOR LIMITED is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that POMDOCTOR LIMITED meets all of the conditions above. POMDOCTOR LIMITED is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that POMDOCTOR LIMITED is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC resident individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC resident individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of POMDOCTOR LIMITED would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that POMDOCTOR LIMITED is treated as a PRC resident enterprise. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

United States Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. Except as described below, this discussion does not address any reporting obligations that may be applicable to persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•        investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes;

•        investors that have a functional currency other than the U.S. dollar;

•        investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

•        persons that actually or constructively own 10% or more of our stock (by vote or value); or

•        partnerships (or other entities treated as partnerships for U.S. federal income tax purposes), or persons holding ADSs or Class A ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally are not expected to be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as POMDOCTOR LIMITED, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, after applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements.

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our anticipated market capitalization and the historical and current composition of our income and assets, including the proceeds from this offering, we do not expect to be a PFIC for the current taxable year. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current and future taxable years. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable is a fact intensive determination made annually. Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC for the current or subsequent taxable years. Fluctuations in the market price of our ADSs may also cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “— Passive Foreign Investment Company Rules” may apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, may apply in future years even if we cease to be a PFIC.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC for any taxable year are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations with respect to certain dividends. A non-corporate U.S. Holder may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “— PRC Taxation”), we are eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares), will be listed on the Nasdaq Stock Market, will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. However, a U.S. holder may in some circumstances be prohibited from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under the applicable tax treaty. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC-source gain under the Treaty, subject to certain limitations. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the VIE or any of their subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE, or their subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. We expect that the ADSs, but not our ordinary shares, will be listed on the Nasdaq Stock Market, which is a qualified exchange or other market for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” such as our ADSs and Class A ordinary shares, for any year in which the aggregate value of all specified foreign financial assets exceeds a certain threshold, subject to certain exceptions (including an exception for our ADSs and Class A ordinary shares held in accounts maintained by certain financial institutions).

In addition, payments of dividends on and proceeds from the sale or other disposition of our ADSs and Class A ordinary shares by a U.S. paying agent or other intermediary will be subject to information reporting to the IRS as may be required by applicable Treasury Regulations. Backup withholding may apply to these payments if a U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or otherwise fails to comply with applicable certification requirements. Certain U.S. holders are not subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, Revere Securities LLC, acting as the representative of the underwriters named below (the “Representative”), has agreed to purchase, and we have agreed to sell, the number of ADSs indicated below. The address of Revere Securities LLC is 650 Fifth Avenue, 35th Floor, New York, NY 10022, United States.

Name of Underwriters	Number of ADSs
Revere Securities LLC

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the front cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$            per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the Representative.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the public offering price listed on the front cover page of this prospectus less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$            , the total underwriters’ discounts and commissions would be US$            and the total proceeds to us (before expenses) would be US$            .

Commissions and Expenses

The table below shows the per ADS and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$            million.

We have agreed to reimburse the underwriters for their out-of-pocket accountable expenses up to $200,000. Any expense deposits will be returned to us to the extent that the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent of the gross proceeds received by us from the sale of the shares (the “Non-Accountable Expense Allowance”).

Advisory Fees

The Representative will receive advisory fees of $100,000 from us in connection with this offering. We have paid the first part of the Representative’s advisory fees of $60,000 to Revere Securities LLC, and the remaining $40,000 will be paid upon closing of the offering.

Representative’s Warrants

We have also agreed to issue to Revere Securities LLC and its affiliates or employees warrants to purchase a number of ADSs equal to 5% of the total number of ADSs sold in this offering, including any shares issued upon exercise of the underwriters’ over-allotment option.

The Representative’s Warrants will have an exercise price per share equal to 120% of the public offering price per share in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable from the date of commencement of sales of the public offering, and for a term of three years. The Representative’s Warrants and the ADSs underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). Revere Securities LLC and its affiliates or employees (or permitted assignees under FINRA Rule 5110(e)(1)) may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the ADSs underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days following the date of commencement of sales of the public offering except as permitted by FINRA Rule 5110(e)(2). Revere Securities LLC and its affiliates or employees will also be entitled to one demand registration of the sale of the shares underlying the Representative’s Warrants at our expense and unlimited “piggyback” registration rights for a period of three years. The Representative’s Warrants will provide for adjustment in the number and price of such warrants and the shares underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution.

Escrow Account

We have agreed to maintain an SEC offering deposit or escrow account with the financial institution as designated by us and the underwriters, and will deposit an amount of $200,000 to provide source of funding for certain indemnification obligations to the underwriters and other indemnified persons as described in the registration statement and the underwriting agreement. The escrow amount shall be held at the designated account for twelve months after the closing of the offering, during which period we may use the escrow amount for low risk investment at our discretion, provided that we notify the underwriters in writing in advance.

Nasdaq Listing

We have applied for approval for listing the ADSs on the Nasdaq Stock Market under the symbol “POM.”

Lock-Up Agreements

[We have agreed that neither we nor any successors of us, for a period of 90 days from the commencement of sales of this offering, not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), or (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, without the prior written consent of the Representative of the underwriters.

Our directors, executive officers, and existing shareholders who hold five percent (5%) or greater of either class of the Company’s ordinary shares or securities convertible into either class of Company’s ordinary shares immediately prior to this offering have agreed, subject to certain exceptions, for a period of 180 days from the commencement of sales of this offering not to, directly or indirectly, without the prior written consent of the Representative on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, or agree to transfer or dispose of, any ordinary shares or ADSs or any securities convertible into or exchangeable or exercisable for the ordinary shares or ADSs beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder), or (2) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described in the foregoing is to be settled by delivery of the ordinary shares or ADSs in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the Representative, in its sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

In addition, we have instructed Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise.]

Stabilization, Short Positions and Penalty Bids

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The Representative may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the Representative. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the Representative and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange application and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
Stock Exchange Application and Listing fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	US$

LEGAL MATTERS

We are being represented by Han Kun Law Offices LLP with respect to certain legal matters as to United States federal securities and New York State law. The Representative is being represented by VCL Law LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Appleby. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the Representative by AllBright Law Offices. Han Kun Law Offices LLP may rely upon Appleby with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2022 and 2023, included in this prospectus have been so included in reliance on the report of Marcum Asia CPAs LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding our ability to continue as a going concern), given on the authority of said firm as experts in auditing and accounting. The offices of Marcum Asia CPAs LLP are located at 7 Pennsylvania Plaza Suite 830, New York, NY 10001.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

POMDOCTOR LIMITED
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Pomdoctor Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pomdoctor Limited, its subsidiaries, the variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations and comprehensive loss, changes in deficit, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has been incurring losses and negative cash flows from operating activities. The Company also has a significant accumulated deficit and working capital deficit. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021. (Such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York

May 2, 2024

POMDOCTOR LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$ Note 3
Assets
Current assets:
Cash and cash equivalents	2,485,598	6,717,031	924,294
Restricted cash	159,896	88,068	12,119
Accounts receivable, net	28,273,440	28,643,640	3,941,496
Amount due from related parties	3,235,343	2,403,678	330,757
Inventories	8,195,532	12,694,419	1,746,810
Other receivables, net	2,563,978	5,990,699	824,348
Advances to suppliers	2,826,279	2,879,975	396,298
Total current assets	47,740,066	59,417,510	8,176,122

Property and equipment, net	—	595,872	81,995
Other non-current assets	377,626	549,500	75,614
Long-term investment, net	500,000	—	—
Deferred offering costs	—	5,744,615	790,485
Total assets	48,617,692	66,307,497	9,124,216

Liabilities
Current liabilities:
Accounts payable	43,202,391	41,575,173	5,720,934
Accounts payable – a related party	144,833	113,925	15,677
Short-term bank loans	9,664,494	22,000,000	3,027,301
Long-term bank loans, current	—	300,000	41,281
Long-term loans, current	377,568	10,112,331	1,391,503
Salary and welfare payable	18,626,748	15,226,085	2,095,179
Advance from customers	2,732,650	1,243,428	171,101
Value added tax (“VAT”) and other tax payable	329,176	213,805	29,421
Other payables	7,347,355	7,813,897	1,075,228
Accrued liabilities	9,891,808	9,795,359	1,347,885
Loans from third parties	6,148,760	1,445,859	198,957
Loans from related parties, current	13,255,102	21,660,920	2,980,642
Amount due to related parties	30,462,225	39,341,842	5,413,618
Operating lease liabilities, current	1,424,938	1,155,119	158,950
Total current liabilities	143,608,048	171,997,743	23,667,677

Long-term bank loans, noncurrent	—	2,700,000	371,532
Long-term loans, noncurrent	10,000,000	434,965	59,853
Loans from third parties, noncurrent	—	2,211,748	304,347
Loans from related parties, noncurrent	318,927,879	350,492,079	48,229,315
Operating lease liabilities, noncurrent	1,442,641	781,259	107,505
Total non-current liabilities	330,370,520	356,620,051	49,072,552
Total liabilities	473,978,568	528,617,794	72,740,229

POMDOCTOR LIMITED
CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$ Note 3
Commitments and contingencies	—	—	—

Mezzanine equity
Convertible redeemable preferred shares (US$0.0001 par value; 13,050,226 and 12,597,228 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	1,472,641,591	1,499,109,342	206,284,311
Redeemable non-controlling interests	76,671,233	158,643,836	21,830,118
Total mezzanine equity	1,549,312,824	1,657,753,178	228,114,429

Equity (deficit)
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 4,042,042 shares issued and outstanding as of December 31, 2022 and 2023)	2,788	2,788	384
Accumulated deficit	(1,974,667,719)	(2,120,058,551)	(291,729,765)
Total Pomdoctor Limited’s shareholders’ deficit	(1,974,664,931)	(2,120,055,763)	(291,729,381)
Noncontrolling interests	(8,769)	(7,712)	(1,061)
Total deficit	(1,974,673,700)	(2,120,063,475)	(291,730,442)
Total liabilities, mezzanine equity and deficit	48,617,692	66,307,497	9,124,216

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$ Note 3
Net revenues – third parties	245,216,716	304,729,898	41,932,229
Net revenues – a related party	—	123,073	16,935
Net revenues	245,216,716	304,852,971	41,949,164
Cost of revenues	190,355,421	266,131,202	36,620,872
Gross profit	54,861,295	38,721,769	5,328,292

Operating expenses:
Sales and marketing expenses	47,458,761	43,678,681	6,010,387
General and administrative expenses	7,408,915	12,314,018	1,694,465
Research and development expenses	3,587,898	3,370,945	463,857
Impairment loss on long-lived assets	—	1,107,027	152,332
Impairment loss on long-term investment	—	500,000	68,802
Total operating expenses	58,455,574	60,970,671	8,389,843
Loss from operations	(3,594,279)	(22,248,902)	(3,061,551)

Other income (expenses):
Other income	20,020	163,622	22,515
Other expense	(514,561)	(1,336,595)	(183,922)
Interest expense	(16,023,365)	(13,849,119)	(1,905,702)
Government grants	280,157	321,573	44,250
Total other expense, net	(16,237,749)	(14,700,519)	(2,022,859)
Loss before income tax	(19,832,028)	(36,949,421)	(5,084,410)
Income tax expense	—	—	—
Net loss	(19,832,028)	(36,949,421)	(5,084,410)
Accretion to redemption value of mezzanine equity	(105,680,079)	(108,440,354)	(14,921,889)
Less: Net (loss) income attributable to noncontrolling interests	(1,879)	1,057	145
Net loss attributable to the Pomdoctor Limited’s ordinary shareholders	(125,510,228)	(145,390,832)	(20,006,444)
Net loss	(19,832,028)	(36,949,421)	(5,084,410)
Other comprehensive income (loss):
Total other comprehensive income (loss)	—	—	—
Total comprehensive loss	(19,832,028)	(36,949,421)	(5,084,410)
Accretion to redemption value of mezzanine equity	(105,680,079)	(108,440,354)	(14,921,889)
Less: comprehensive (loss) income attributable to noncontrolling interests	(1,879)	1,057	145
Comprehensive loss attributable to the Pomdoctor Limited’s ordinary shareholders	(125,510,228)	(145,390,832)	(20,006,444)

Loss per share
Basic and diluted	(31.05)	(35.97)	(4.95)

Weighted average number of ordinary shares outstanding
Basic and diluted	4,042,042	4,042,042	4,042,042

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	Ordinary shares		Accumulated deficit	Total Pomdoctor Limited’s shareholders’ deficit	Noncontrolling interests	Total deficit
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	4,042,042	2,788	(1,849,157,491)	(1,849,154,703)	(6,890)	(1,849,161,593)
Net loss	—	—	(19,830,149)	(19,830,149)	(1,879)	(19,832,028)
Accretion on convertible redeemable preferred shares to redemption value	—	—	(105,680,079)	(105,680,079)	—	(105,680,079)
Balance at December 31, 2022	4,042,042	2,788	(1,974,667,719)	(1,974,664,931)	(8,769)	(1,974,673,700)

Net income (loss)	—	—	(36,950,478)	(36,950,478)	1,057	(36,949,421)
Accretion on convertible redeemable preferred shares to redemption value	—	—	(108,440,354)	(108,440,354)	—	(108,440,354)
Balance at December 31, 2023	4,042,042	2,788	(2,120,058,551)	(2,120,055,763)	(7,712)	(2,120,063,475)

Balances as of December 31, 2023, in US$		384	(291,729,765)	(291,729,381)	(1,061)	(291,730,442)

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$ Note 3
Cash flows from operating activities:
Net loss	(19,832,028)	(36,949,421)	(5,084,410)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	—	112,092	15,424
Change in expected credit losses	(774,449)	1,488,459	204,819
Allowance for inventory	—	503,079	69,226
Impairment loss on long-lived assets	—	1,107,027	152,332
Impairment loss on long-term investment	—	500,000	68,802

Changes in operating assets and liabilities:
Accounts receivable	(26,097,261)	(1,273,526)	(175,243)
Amount due from related parties	(1,957,195)	831,665	114,441
Inventories	(77,563)	(5,001,966)	(688,293)
Other receivables	1,306,915	(4,011,854)	(552,049)
Advances to suppliers	(1,232,219)	(53,696)	(7,389)
Other non-current assets	—	(171,874)	(23,651)
Accounts payable	13,040,930	(1,627,218)	(223,913)
Accounts payable – a related party	(99,420)	(30,908)	(4,253)
Salary and welfare payable	4,839,395	(3,400,663)	(467,947)
Advance from customers	1,276,453	(1,489,222)	(204,924)
Value added tax (“VAT”) and other tax payable	(32,271)	(115,371)	(15,876)
Other payables	(1,983,903)	(3,001,148)	(412,972)
Accrued liabilities	461,684	(96,449)	(13,269)
Amount due to related parties	11,651,122	8,879,617	1,221,876
Operating lease liabilities	(2,507,493)	(1,994,305)	(274,426)
Net cash used in operating activities	(22,017,303)	(45,795,682)	(6,301,695)

Cash flows from investing activities:
Payment for purchase of property and equipment	—	(111,891)	(15,397)
Net cash used in investing activities	—	(111,891)	(15,397)

Cash flows from financing activities:
Loans from related parties	24,226,603	104,430,113	14,370,062
Repayment to related parties	(8,064,528)	(64,460,091)	(8,870,004)
Proceeds from short-term bank loans	10,098,201	28,000,000	3,852,928
Repayment of short-term bank loans	(1,524,616)	(15,664,494)	(2,155,506)
Proceeds from long-term bank loans	—	3,000,000	412,814
Repayment of long-term loans	(250,198)	(470,272)	(64,712)
Loans from third parties	1,102,741	1,124,048	154,674
Repayment to third parties	(3,096,236)	(3,615,200)	(497,468)
Payment for deferred offering cost	—	(2,276,926)	(313,315)
Net cash provided by financing activities	22,491,967	50,067,178	6,889,473
Net increase in cash and cash equivalents and restricted cash	474,664	4,159,605	572,381
Cash and cash equivalents and restricted cash at beginning of the year	2,170,830	2,645,494	364,032

POMDOCTOR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$ Note 3
Including:
Cash and cash equivalents at beginning of the year	2,170,830	2,485,598	342,030
Restricted cash at beginning of the year	—	159,896	22,002

Cash and cash equivalents and restricted cash at end of the year	2,645,494	6,805,099	936,413

Including:
Cash and cash equivalents at end of the year	2,485,598	6,717,031	924,294
Restricted cash at end of the year	159,896	88,068	12,119

Supplemental disclosures of cash flows information:
Cash paid for income tax	—	—	—
Cash paid for interest expense	3,235,824	2,388,025	328,603
Supplemental disclosure of noncash investing and financing activities:
Property and equipment acquired by assuming a long-term loan	—	640,000	88,067
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	—	1,063,104	146,288

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION

Pomdoctor Limited (“Pomdoctor” or the “Company”) was incorporated in the Cayman Islands on February 26, 2021 under the Cayman Islands Companies Act as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the “Group”) are principally engaged in online hospital service and pharmaceutical supply chain in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE. The Company is ultimately controlled by Mr. Zhenyang Shi (“Mr. Shi”), founder and a nominee shareholder of the VIE.

On March 12, 2021, the Company established a wholly-owned subsidiary, Pomegranate Cloud Medical Limited (“Pom (HK)”), in accordance with the laws and regulations in Hong Kong.

On April 6, 2021, Pom (HK) established a wholly-owned subsidiary, Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd. (“Guangzhou WFOE” or the “WFOE”), a wholly-owned foreign enterprise (“WFOE”) incorporated in the People’s Republic of China (“PRC”), as part of a restructure of the Company.

Pomdoctor, Pom (HK) and Guangzhou WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the incorporation of the Company and the completion of the Corporate Reorganization (as defined below), the main operating activities of the Group were carried out by Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. (“Qilekang Digital Health” or the “VIE”) and its subsidiaries, which were all established in the PRC. Qilekang Digital Health are principally engaged in online hospital service and pharmaceutical supply chain in PRC.

As of December 31, 2023, the details of the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of ownership by the Company		Principal activities
			Direct	Indirect
Subsidiaries:
Pom (HK)	March 12, 2021	Hong Kong	100% owned by the Company	—	Investment holding
Guangzhou WFOE	April 6, 2021	PRC	100% owned by Pom (HK)	—	WFOE, Investment holding
VIE:
Qilekang Digital Health	January 12, 2010	PRC	—	94.86%	Online hospital service and pharmaceutical supply chain
VIE’s subsidiary:
Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd. (“Modern Logistics”)	October 24, 2002	PRC	—	100% owned by Qilekang Digital Health	Drugs wholesale
Hangzhou Qilekang Pharmaceutical Co., Ltd. (“Hangzhou Qilekang”)	July 27, 2016	PRC	—	100% owned by Qilekang Digital Health	Offline retail pharmacy and drugs wholesale
Nanjing Qilekang Pharmaceutical Co., Ltd. (“Nanjing Qilekang”)	November 13, 2018	PRC	—	80% owned by Qilekang Digital Health	Drugs sales

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

In August 2021, the Company obtained 97.13% equity interest in Qilekang Digital Health which controlled by the Founder and the nominee shareholders. The transaction undertaken by the Company and the Founder and the nominee shareholders to restructure the Group was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interest using historical cost. The accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. In October 2023, the Company terminated the contractual agreements with General Technology Group Investment Management Co., Ltd., or General Technology, who holds 2.27% of the equity interest of the VIE. Since October 2023, the Company’s equity interest in Qilekang Digital Health was changed to 94.86%.

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals and PRC entities (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above and in accordance with SEC Regulation SX-3A-02 and ASC810-10, the Company is deemed to be the primary beneficiary of Qilekang Digital Health and the financial positions, the operating results and cash flows of Qilekang Digital Health and its subsidiaries are consolidated in the Company’s consolidated financial statements for financial reporting purposes. The described contractual arrangements are as follows:

Exclusive Business Cooperation Agreement.    Pursuant to an Exclusive Business Cooperation Agreement dated August 10, 2021 by and between Guangzhou WFOE and Qilekang Digital Health, Guangzhou WFOE has the exclusive right to provide or designate any third party to provide comprehensive technical support, consulting services and other related services to Qilekang Digital Health. In exchange, Qilekang Digital Health agrees to pay an agreed service fees to Guangzhou WFOE on annual basis or at any other agreed time. Without the prior written consent of Guangzhou WFOE, Qilekang Digital Health cannot accept same or similar services provided by, or establish same or similar cooperation relationship with, any third party. This Exclusive Business Cooperation Agreement will remain effective for 30 years unless earlier terminated in accordance with provisions of this agreement or other agreements separately executed between Guangzhou WFOE and Qilekang Digital Health, and will automatically be extended for another 30 years unless agreed by Guangzhou WFOE on this agreement’s termination upon expiration of its term. Unless otherwise required by the applicable laws, Qilekang Digital Health has no right to terminate this agreement unilaterally.

Power of Attorney.    Pursuant to each of the Power of Attorneys dated August 10, 2021 and October 24, 2023 by and among Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) irrevocably authorized Guangzhou WFOE to act on their respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in Qilekang Digital Health, including but not limited to right to convene and attend shareholders’ meetings, the right to vote and all other rights as shareholders under the articles of association of Qilekang Digital Health and under the laws of China. Without the prior written consent of Guangzhou WFOE, the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have no right to increase, decrease, transfer, pledge, or by any other manner to dispose of or change all or a portion of the equity interest held by such shareholders. The Power of Attorneys shall be irrevocable and remain effective as long as such shareholders remain as Qilekang Digital Health’s shareholders.

Spousal Consent Letters.    Spouses of two shareholders of Qilekang Digital Health, Mr. Zhenyang Shi and Ms. Li Xu, who collectively hold 13.97% of equity interests in Qilekang Digital Health, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

interest in Qilekang Digital Health held by and registered in the name of such shareholder be disposed of in accordance with the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Power of Attorney, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Qilekang Digital Health held by the shareholders. In addition, in the event that the signing spouses obtain any equity interest in Qilekang Digital Health held by the shareholders for any reason, they agree to be bound by and sign a series of written documents in substantially the same format and content as the Contractual Arrangements described above and the Exclusive Business Cooperation Agreement, as may be amended from time to time.

Equity Interest Pledge Agreement.    Pursuant to each of the Equity Interest Pledge Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have agreed to pledge 94.86% of equity interests in Qilekang Digital Health to Guangzhou WFOE to guarantee the performance by such shareholders of their obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement, as well as the performance by Qilekang Digital Health of its obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement. In the event of a breach by Qilekang Digital Health or any shareholder of contractual obligations under the Equity Interest Pledge Agreements, Guangzhou WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Qilekang Digital Health and will have priority in receiving the proceeds from such disposal. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) also have undertaken that, without prior written consent of Guangzhou WFOE, they will not dispose of, place, or permit any encumbrance on the pledged equity interests.

Exclusive Option Agreement.    Pursuant to each of the Exclusive Option Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), such shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have irrevocably granted Guangzhou WFOE or its designated person, to the extent permitted by PRC laws, an exclusive option to purchase all or part of their equity interests in Qilekang Digital Health. Guangzhou WFOE or its designated person may exercise such option to purchase all of equity interests at the price based on registered capital contributed by the shareholders (except for Zhongke Baiyun and General Technology) or the price as agreed in a separate equity transfer agreement. Qilekang Digital Health has undertaken that, without Guangzhou WFOE’s prior written consent, it will not, among other things, (i) change its registered capital, (ii) merge with any other entity, (iii) sell, transfer, mortgage, or dispose of its material assets, or (iv) amend its articles of association. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have undertaken that, without Guangzhou WFOE’s prior written consent, they will not sell, transfer, mortgage or dispose of equity interest in Qilekang Digital Health. The Exclusive Option Agreements will remain effective until all equity interest held by the shareholders of Qilekang Digital Health in Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have been transferred or assigned to Guangzhou WFOE or any other person designated by Guangzhou WFOE.

In August 2021, Guangdong Zhongke Baiyun Emerging Industry Venture Capital Fund Co., Ltd., or Zhongke Baiyun, which holds 2.87% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements.

In October 2023, the Company terminated the contractual arrangements with General Technology Group Investment Management Co., Ltd. or General Technology. General Technology, which holds 2.27% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not re-enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements. The preferred shares of General Technology were reclassified as redeemable non-controlling interest. Please see Note 14.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

In the same month, the Company terminated the relevant agreements with Mr. Shi and Ms. Xu, with Guangzhou WFOE entering into a new series of agreements with Qilekang Digital Health and each of Mr. Shi and Ms. Xu, Guangzhou Jinpin Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Pin, Guangzhou Jinshang Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Shang, Guangzhou Jinyue Management Consulting Partnership (Limited Partnership). or Guangzhou Jin Yue. and Guangzhou Jinqiu Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Qiu. In January 2024, the Company completed the ODI procedures and registration of adding four domestic limited partnerships as the new shareholders of Qilekang Digital Health. Since January 2024, 34 nominators indirectly hold the equity of Qilekang Digital Health through four domestic limited partnerships in China. The owners of the three domestic limited partnerships, namely Guangzhou Jin Pin, Guangzhou Jin Shang and Guangzhou Jin Yue indirectly hold the shares of the Company. The owners of Guangzhou Jin Qiu indirectly holds the shares of the Company through an qualified overseas related entities.

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the Group, including its subsidiary, the VIE and the subsidiaries of the VIE, is not in violation with any applicable PRC laws, (ii) each of the VIE agreements is legal, valid, binding and enforceable to each party of such agreements in accordance with its terms and applicable PRC Laws; and (iii) each of the Group’s PRC subsidiaries, the VIE and the subsidiaries of the VIE have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operation in PRC are in compliance with existing PRC laws and regulations.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

In addition, if the VIE or the Nominee Shareholders fail to perform their obligations under the Contractual Agreements, the Group may have to incur substantial costs and expend resources to enforce the primary beneficiary’ rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of the Contractual Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce the Contractual Agreements, the primary beneficiary may not be able to exert effective control over its VIE, and the Group’s ability to conduct its business may be negatively affected.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

The following tables represent the selected financial information for the VIE as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023.

	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
Current assets	47,740,066	59,417,510	8,176,122
Non-current assets	877,626	6,889,987	948,094
Total assets	48,617,692	66,307,497	9,124,216
Current liabilities	143,608,048	171,997,743	23,667,677
Non-current liabilities	330,370,520	356,620,051	49,072,552
Total liabilities	473,978,568	528,617,794	72,740,229
Net deficit	(425,360,876)	(462,310,297)	(63,616,013)
	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Net revenues	245,216,716	304,852,971	41,949,164
Net loss	(19,832,028)	(36,949,421)	(5,084,410)
	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Net cash used in operating activities	(22,017,303)	(45,795,682)	(6,301,695)
Net cash used in investing activities	—	(111,891)	(15,397)
Net cash provided by financing activities	22,491,967	50,067,178	6,889,473

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

Note 2 — GOING CONCERN

The Group’s consolidated financial statements have been prepared assuming the Group will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as reflected in the Group’s financial statements, the Group incurred net losses of RMB19.8 million and RMB36.9 million (US$5.1 million) for the years ended December 31, 2022 and 2023, respectively. Net cash used in operating activities was RMB22.0 million and RMB45.8 million (US$6.3 million) for the years ended December 31, 2022 and 2023, respectively. Accumulated deficit was RMB1,974.7 million and RMB2,120.1 million (US$291.7 million) as of December 31, 2022 and 2023, respectively. The working capital deficit was RMB95.9 million and RMB112.6 million (US$15.5 million) as of December 31, 2022 and 2023, respectively. Its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Group’s obligations as they become due for the next twelve months after the date that the consolidated financial statements were available to be issued. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about the Group’s ability to continue as a going concern include as follows: (i) On March 4, 2024, the Group obtained a loan in the amount of RMB10.0 million from Shanghai Pudong Development Bank required to be repaid on March 4, 2025; (ii) In addition, on January 30, 2024, the Group obtained line of credit in the amount of RMB10.0 million from China CITIC Bank due on January 17, 2025, and

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — GOING CONCERN (cont.)

as of May 2, 2024, the amount of RMB4.0 million was not utilized; (iii) On April 18, 2024 the Group obtained a loan in the amount of RMB6.0 million from Industrial Bank Co., Ltd. required to be repaid on April 17, 2025, and (vi) Finally, the Group is attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Group’s ongoing capital expenditures, working capital, and other requirements.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amount or the amounts and classification of liabilities that may result should the Group be unable to continue as a going concern.

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIE through power to govern the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated. All significant inter-company transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries are eliminated upon consolidation.

Noncontrolling interests

For the Group’s subsidiaries majority-owned by the Company’s VIE and VIE’s subsidiaries, noncontrolling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Group as the controlling shareholder. As of December 31, 2023, noncontrolling interest on the consolidated balance sheets was resulted from the consolidating 94.86% equity interest in Qilekang Digital Health, the VIE and 80.00% equity interest in Nanjing Qilekang Pharmaceutical Co., Ltd. (“Nanjing Qilekang”), a subsidiary of Qilekang Digital Health; The 5.14% of Qilekang Digital Health were held by two third-party institute shareholders and 20.00% of Nanjing Qilekang is held by an individual. As of December 31, 2022, noncontrolling interest on the consolidated balance sheets was resulted from the consolidating 97.13% equity interest in Qilekang Digital Health, the VIE and 80.00% equity interest in Nanjing Qilekang Pharmaceutical Co., Ltd. (“Nanjing Qilekang”), a subsidiary of Qilekang Digital Health; The 2.87% of Qilekang Digital Health was held by a third-party institute shareholder and 20.00% of Nanjing Qilekang is held by an individual.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of the accompanying consolidated financial statements relate to the assessment of the valuation of accounts receivable, advances to suppliers, other receivables and related allowance for credit losses, useful lives of property and equipment, inventory reserve, recoverability and useful lives of long-lived assets, and valuation allowance on deferred tax assets. The Group bases its estimates and judgments

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Group and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is US$. The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Group and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the years. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2022 and 2023, the Group has no foreign currency translation adjustment.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of US$1 per RMB7.2672 on June 28, 2024, as published on the prevailing foreign exchange website. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Fair value measurements

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities;
Level 2 —

Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data;

Level 3 —	Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, advance to suppliers, other current assets, accounts payable, other payable, salary and welfare payable, value added tax (“VAT”) and other tax payable, advance from customers and accrued liabilities are a reasonable approximation of fair value due to the short maturities of these instruments.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, investments in interest bearing demand deposit accounts, time deposits with terms of and less than three months.

Restricted cash

Restricted cash mainly represents the bank deposits judicially frozen by the court. As of December 31, 2022 and 2023, the Group has restricted cash balance of RMB159,896 and RMB88,068 (US$12,119), respectively. Up to the filing of this report, the cash balance of RMB88,068 was released from restricted account.

Accounts receivable

Accounts receivable is stated at the historical carrying amount net of allowance for expected credit loss. The Group uses the aging schedule method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. Additionally, the Group makes specific credit losses based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

Allowance for credit losses

Commencing January 1, 2023, the Group adopted ASC326, Financial Instruments-Credit Losses (“ASC326”), using modified-retrospective transition approach. Pursuant to ASC 326, an allowance for credit losses for financial assets is carried at amortized cost to present the net amount expected to be collected as of the balance sheet date.

Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when the Group determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date.

Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of nil was recognized as of January 1, 2023. The adoption of ASC 326 did not have a material impact on the Company’s financial statements. The Group pools financial assets based on similar risk characteristics to estimate expected credit losses. The Group estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Group has adopted aging schedule method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Advances to suppliers

Advances to suppliers consist of prepayments to its suppliers, such as pharmaceutical manufacturers and other distributors. The Group continuously monitor delivery from, and payments to, its vendors while an allowance for estimated credit losses based upon historical experience and any specific supplier issues, such as discontinuing of inventory supply, that have been identified. The balance is refundable and bears no interest. No allowance was provided for the balances of advances to suppliers as of December 31, 2022 and 2023.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Group periodically reviews its inventory and records write-downs to inventories for losses and damages that are identified. The Group provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value. As of December 31, 2022 and 2023, the reserve for inventory was nil and RMB503,079 (US$69,226), respectively.

Deferred offering costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. As of December 31, 2023, the Group did not complete its initial public offering (“IPO”). As of December 31, 2022 and 2023, the accumulated deferred offering cost was nil and RMB5,744,615 (US$790,485), respectively.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation or amortization, and impairment, if any. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Leasehold improvements are amortized over the shorter of lease term or remaining lease period of the underlying assets. Following are the estimated useful lives of the Group’s property and equipment:

Estimated Useful Life
Leasehold improvements	3 years
Office equipment & furniture	3 – 5 years
Motor vehicles	3 – 5 years

Maintenance, repairs and minor renewals are charged to expenses as incurred.

Intangible assets, net

Intangible assets consist of software purchased from third parties and developed internal-use software. Costs related to software acquired, developed, or modified solely to meet the Group’s internal-use requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. Maintenance costs are expensed as incurred.

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives, usually 5 years.

The Group evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The Group did not recognize any impairment charges for intangible assets for the years ended December 31, 2022 and 2023, respectively.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets with definite lives

The Group evaluates long-lived assets, including property and equipment, operating lease right-of-use assets, and intangible assets with definite lives for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the carrying amount of the asset or asset group to the related projected undiscounted cash flows expected to result from the use of the assets or asset group and their eventual disposition, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the carrying amount of the assets or assets group exceeds the expected undiscounted cash flows, the Group would recognize an impairment loss based on the fair value of the assets or assets group.

The Group recorded impairment loss on property and equipment, operating lease right-of-use assets, and intangible assets with definite lives of nil, nil and nil for the year ended December 31, 2022. The Group recorded impairment loss on property and equipment, operating lease right-of-use assets and intangible assets with definite lives of RMB43,923 (US$6,044), RMB1,063,104 (US$146,288) and nil for the year ended December 31, 2023.

Impairment of long-term investment

The Group assesses impairment of equity investments without readily determinable fair values by assessment for impairment qualitatively at each reporting period. That impairment assessment is similar to the qualitative assessment for long lived assets, goodwill, and indefinite-lived tangible assets. Upon determining that impairment exists, the Group should calculate the fair value of that investment and recognize as an impairment in net income any amount by which the carrying value exceeds the fair value of the investment. For the years ended December 31, 2022 and 2023, the Group recorded impairment loss on long-term investment was nil and RMB500,000 (US$68,802), respectively.

Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

The following is a discussion of the Group’s revenue recognition policies by segment under the new revenue recognition accounting standard:

Internet hospital

The Internet hospital is a comprehensive remote medical service platform, especially for certain chronic disease, that connects doctors with customers through the Group’s WeChat official account and mobile apps to facilitate the doctors to provide online follow-up consultations and online prescription renewal service to the customers and also the Group sells pharmaceuticals to the customers through the Internet hospital platform.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Online consultation and prescription renewal service

Patients can consult doctors on medical issues through Internet hospital platform. Patients could first describe their symptoms via text or picture, choose doctors based on the description of symptoms and their medical records. Based on a patient’s responses during the consultation, the doctor provides medical recommendations or advises the patient to conduct detailed examinations at hospitals and upload the results to our system for follow-up consultations. Each medical consultation lasts up to 24 hours by system default and can be terminated by the doctor upon its conclusion. The Group charges service fee to the patients at a fixed price set case-by-case based on the doctor’s rank. The Group’s performance obligation is to provide consultation services to customers. Specifically, other than consultation services there are no other commitments, quantitatively or qualitatively, related to provision of service via the online platform. Therefore, there is only one performance obligation in this type of contract. The Group recognizes the revenue on a gross basis as the Group is acting as a principal because the Group controls the services provided to the patients. The Group is able to direct registered doctors to provide service on the behalf of the Group. If the directed doctor is not able to complete the service in limited circumstances, the Group will assign another registered doctor to provide the service. In addition, the Group has the discretion in setting the prices for the services. The registered doctors are obligated to comply with the rules set by the Group when providing the service. The service revenue is recognized at the point in time when the service is rendered.

Online pharmacy sales

The Group generates revenue from online pharmacy sales through its Internet hospital. Upon the completion of a doctor’s service to a customer and the prescription drug is also applicable to the customer, a prescription drugs list will be generated automatically in the customer’s account. The patient may directly confirm the prescription drugs list and make payment, then the Group delivers the prescription drugs to the customer by third party courier companies. The performance obligation is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via the online platform. Therefore, there is only one performance obligation in this type of contract. Revenue from online drug sales is recognized when prescription drugs are accepted by customers. Historically, sales returns after prescription receipts have been minimal.

Pharmaceuticals supply chain

Pharmacy retail sales

The Group generates revenue from the sale of prescription drugs, over-the-counter (“OTC”) drugs, traditional Chinese medicine (“TCM”) and others in physical pharmacies. The sales price is fixed based on each transaction. No financial component, variable consideration and redeemed membership rewards. The performance obligation under the contract is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via pharmacy retail sales. Therefore, there is only one performance obligation in this type of contract. Revenue from sales of drugs and others at drugstores is recognized when the customer picks up and pays for the drugs and others. Usually the majority merchandise, such as prescription and OTC drugs, are not refundable after the customers leave the counter. Returns of others are minimal.

Pharmacy wholesale

The Group generates revenue from selling pharmaceuticals to businesses, primarily to pharmacies and medical products dealers. The terms of pricing and payment stipulated in the contract are fixed. The performance obligation under the contract is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via the Company’s pharmacy wholesale business. Therefore, there is only one performance obligation in this type of contract. Revenue from sales of pharmacies to non-retail customers is recognized when the pharmaceuticals are transferred to and accepted by customers. Historically, sales returns have been minimal.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group’s revenue is net of value added tax (“VAT”) collected on behalf of the PRC tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Disaggregation of Revenue

The following table summarizes disaggregated revenue from contracts with customers by service type:

	For the Years Ended
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
Revenue from Internet hospital
– Online pharmacy sales and other sales revenue	96,796,219	69,644,697	9,583,429
– Online consultation service and other service revenue	1,475,844	1,364,274	187,730
Subtotal	98,272,063	71,008,971	9,771,159

Revenue from pharmaceuticals supply chain
– Pharmacy retail sales	13,889,853	6,282,249	864,466
– Pharmacy wholesale	133,054,800	227,561,751	31,313,539
Subtotal	146,944,653	233,844,000	32,178,005
Total	245,216,716	304,852,971	41,949,164

All the Group’s revenue is recognized at a point in time. See Note 18 for more information regarding revenue disaggregation by major source in each segment.

Contract Balances

Contract liabilities are presented as advance from customers in the consolidated balance sheets, which primarily represent the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration in advance. The consideration received remains a contract liability until goods or services have been provided to the customers. Due to the generally short-term duration of the relevant contracts, the obligations are satisfied within one year. The amount of revenue recognized that was included in advance from customers at the beginning of the year were RMB1,456,197 and RMB2,215,981 (US$304,929) for the years ended December 31, 2022 and 2023, respectively. The balances of advance from customers as of December 31, 2022 and 2023 was RMB2,732,650 and RMB1,243,428 (US$171,101), respectively.

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. As of December 31, 2022 and 2023, the Group does not have any contract assets.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group operates within two main reportable segments: Internet hospital and pharmaceuticals supply chain. The Internet hospital segment includes providing online follow-up consultations and online prescription renewal service to customers and also sells prescription to customers through the Group’s website and apps. The pharmaceutical supply chain segment includes pharmacy retail sales and wholesale. The pharmacy retail sales sell prescription and over-the-counter (“OTC”) medicines, TCM and others to retail customers. The wholesale

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

includes supplying the Group’s own retail drugstores with prescription and OTC medicines, TCM and others (which sales have been eliminated as intercompany transactions), and also selling them to other drug vendors and hospitals. The segments’ accounting policies are the same as those described in the summary of significant accounting policies. The Group’s reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because they require different operations and markets to distinct classes of customers. As our long- lived assets are substantially located in the PRC, no geographical segments are presented.

Cost of revenues

Costs of revenues consist primarily of inventory cost. These costs are charged to the consolidated statements of operation and comprehensive loss as incurred.

Shipping and handling expense

Shipping and handling fees associated with outbound freight are expensed as incurred and included in sales and marketing expenses. Shipping and handling expense were RMB1,152,683 and RMB1,255,401 (US$172,749) for the years ended December 31, 2022 and 2023, respectively.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties, uncertain tax provisions or interest relating to income taxes were incurred during the years ended December 31, 2022 and 2023.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. All of the Group’s products are sold in the PRC and are subject to a VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing or acquiring its finished products. The Group recorded a VAT payable net of payments in the accompanying consolidated financial statements.

Advertising and promotion costs

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB1,367,282 and RMB3,431,992 (US$472,258) for the years ended December 31, 2022 and 2023, respectively.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Research and development expenses

Research and development expenses consist primarily of personnel-related expenses incurred for the enhancement and maintenance of the Group’s websites and internal use software. Depreciation expenses and other operating costs that are directly related to research and development, if any, are also included in research and development expenses. The Group recognizes research and development expenses when incurred.

Government grants

Government grants include cash subsidies received from various government agencies by the VIE and VIE’s subsidiaries of the Group. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of operations and comprehensive loss when the relevant performance criteria specified in the grant are met. The government grants with certain operating conditions are recorded as “other payable” when received, if any, and will be recorded as other income when the conditions are met.

Loss per share

Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses. Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary equivalent shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 5% or more of the Group’s securities (ii) the Group’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group, or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Mezzanine Equity

Convertible Redeemable preferred shares

Mezzanine equity represents the Series Pre-A, Series A, Series B-1, Series B-2, Series B-3 and Series B-4 convertible redeemable preferred shares (collectively, the “Preferred Shares”) issued by the Company. Preferred Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events outside of the Company’s control. Therefore, the Group classifies the Preferred Shares as mezzanine equity.

The Series Pre-A and A Preferred Share will be recorded at the higher of (i) 100% of the issue price plus a simple interest rate of 12% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Series Pre-A and A Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

The Series B-1, B-2, B-3 and B-4 Preferred Share will be recorded at the higher of (i) 100% of the issue price plus a simple interest rate of 10% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

Redeemable non-controlling interests

Redeemable non-controlling interests represent preferred shares financing by subsidiaries of the Group from non-controlling shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable non-controlling interests. The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity. The noncontrolling interest will be recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, other comprehensive income or loss, and dividends) or (2) the redemption price.

Employee benefits

The full-time employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Risks and uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC.

Substantially all of the Group’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentrations and credit risk

Certain financial instruments, which subject the Group to concentration of credit risk, consist of cash and restricted cash. The Group has cash balances at financial institutions located in PRC. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (US$68,802) per bank. As of December 31, 2022 and 2023, the Group had deposits totaling RMB2,485,598 and RMB6,717,031 (US$924,294) that were covered by such limited insurance, respectively. Any balance over RMB 500,000 (US$68,802) per bank in PRC will not be covered. To date, the Group has not experienced any losses in such accounts.

For the year ended December 31, 2023, there was one customer accounted for 56.3% of the Group’s net revenues; as of December 31, 2023, there were two customers collectively accounted for 66.1% of the Group’s gross accounts receivable. For the year ended December 31, 2022, there were two customers collectively accounted for 43.3% of the Group’s net revenues; as of December 31, 2022, there was one customer accounted for 70.9% of the Group’s gross accounts receivable. No other customers account for 10% or more of net revenues or gross account receivable of the Group except as disclosed above.

For the year ended December 31, 2023, there were two suppliers collectively accounted for 44.0% of the Group’s total purchases; as of December 31, 2023, there were two suppliers collectively accounted for 48.3% of the Group’s accounts payable. For the year ended December 31, 2022, there were two suppliers collectively accounted for 33.7% of the Group’s total purchases; as of December 31, 2022, there was one supplier collectively accounted for 42.6% of the Group’s total accounts payable. No other suppliers account for 10% or more of total purchase or account payable of the Group except as disclosed above.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees are required to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability is equal to the present value of lease payments. The asset is based on the liability, subject to certain adjustments, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases result in straight-line expense (similar to operating leases under the prior accounting standard) while finance leases result in a front-loaded expense pattern (similar to capital leases under the prior accounting standard). Lessor accounting is similar to the prior model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue standard, ASU 2014-9.

The following is a discussion of the Group’s lease policy under the new lease accounting standard:

The Group determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Group’s leases is not readily determinable, the Group utilizes its incremental borrowing rate for a similar term as the underlying lease, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives.

The Group leases premises for retail drugstores, warehouse and offices under non-cancellable operating leases. Operating lease payments are expensed over the term of lease using straight line method. A majority of the Group’s retail drugstore leases have a 3 to 5 year term. Usually within one to three months prior to the expiration date of a lease, the Group is required to notify the lessor and has a priority to continue renting the lease property if a lessor intends to lease property. The lease itself does not have restriction or covenants. If both parties agree to continue, a new lease contract with new lease terms has to been signed by both parties. Usually the rent may increase year by year based on the lease contract. Sublease is typically not allowed. Any damage, if made by the lessee, to the property and equipment

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

within the property has to been fixed or reimbursed by the lessee. The Group does not have any leases entered into but which have not yet commenced. The Group has historically been able to renew a majority of its drugstores leases. As of December 31, 2023, the weighted average remaining lease term is 1.47 years and the weighted average discount rate is 6.71%. Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the leases. See Note 9 “LEASE” for additional information.

The Group elected the short-term lease exemption for all contracts with lease term of 12 months or less.

The Group evaluates right-of-use assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The Group recognized impairment charges for right-of-use assets of nil and RMB1,063,104 (US$146,288) for the years ended December 31, 2022 and 2023, respectively.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequently to the enactment of the JOBS Act until such time as those standards apply to private companies.

In accordance with the recent updates to the accounting standards, the FASB has issued several new ASUs to enhance the clarity and consistency in financial reporting. Below is a summary of the key amendments and their effective dates:

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements. ASU 2023-01 is effective for the Group for annual and interim reporting periods beginning after December 15, 2023. The Company concluded that no effect of the adoption of this ASU.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Group is in the process of evaluating the effect of the adoption of this ASU.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), intended to improve segment disclosures requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require the public entity disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

within each reported, measure of segment profit or loss, an amount for other segment items by reportable segment and a description of its composition. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Group does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency of income tax disclosures. The amendments in ASU 2023-09 requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Group is currently evaluating ASU 2023-09 to determine the impact it may have on its consolidated financial statements disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 4 — ACCOUNTS RECEIVABLE, NET

Trade accounts receivable consisted of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	28,273,440	29,490,323	4,058,003
Allowance for expected credit losses	—	(846,683)	(116,507)
Total	28,273,440	28,643,640	3,941,496

The following table presents movement of allowance for expected credit losses against accounts receivable:

	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Balance at the beginning of the year	—	—	—
Accrual	—	903,326	124,301
Write off	—	(56,643)	(7,794)
Balance at the end of the year	—	846,683	116,507

Note 5 — INVENTORIES

Inventory mainly consists finished goods, such as prescription drugs and over-the-counter (“OTC”) drugs, traditional Chinese medicine (“TCM”) and others, valued at RMB8,195,532 and RMB12,694,419 (US$1,746,810) as of December 31, 2022 and 2023, respectively. The Group recorded allowance for inventory valuation of nil and RMB503,079 (US$69,226) for the years ended December 31, 2022 and 2023, respectively.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — OTHER RECEIVABLES, NET

Other receivables consisted of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Deposits	831,244	1,850,499	254,637
Advance to employees*	2,335,850	2,216,737	305,033
Prepaid expenses	417,073	582,553	80,162
Other current assets**	—	2,856,096	393,012
Others	426,578	463,809	63,823
	4,010,745	7,969,694	1,096,667
Allowance for expected credit losses	(1,446,767)	(1,978,995)	(272,319)
Total	2,563,978	5,990,699	824,348

____________

*        Advance to employees represent cash paid in advance to employees for the business expenses that are anticipated to be incurred by the employee on behalf of the Group and loan to employees that borrowers will repay over time.

**      Other current assets represent the balance of input of value added tax (“VAT”) which will be deductible from output VAT incurred in the next twelve months.

The following table presents movement of allowance for expected credit losses against other receivables:

	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Balance at the beginning of the year	2,221,216	1,446,767	199,082
Accrual	—	624,980	86,000
Reversal	(774,449)	(39,847)	(5,483)
Write off	—	(52,905)	(7,280)
Balance at the end of the year	1,446,767	1,978,995	272,319

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Leasehold improvements	4,854,434	4,758,936	654,851
Office equipment and furniture	5,751,533	5,713,889	786,257
Motor vehicles	106,784	813,577	111,952
Less: Accumulated depreciation and amortization	10,672,588	10,640,543	1,464,187
Less: Impairment	40,163	49,987	6,878
Property and equipment, net	—	595,872	81,995

Total depreciation expense for property and equipment was nil and RMB112,092 (US$15,424) for the years ended December 31, 2022 and 2023, respectively.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — PROPERTY AND EQUIPMENT, NET (cont.)

The following table presents movement of impairment of property and equipment:

	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Balance at the beginning of the year	40,163	40,163	5,526
Accrual	—	43,923	6,044
Write off	—	(34,099)	(4,692)
Balance at the end of the year	40,163	49,987	6,878

Note 8 — INTANGIBLE ASSETS, NET

Net intangible assets consisted of the following at:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Purchased software and technology	3,573,429	3,573,429	491,720
Developed software and technology	86,304,608	86,304,608	11,875,909
	89,878,037	89,878,037	12,367,629
Less: accumulated amortization	70,175,412	70,175,412	9,656,458
Less: impairment of intangible assets	19,702,625	19,702,625	2,711,171
Intangible assets, net	—	—	—

There was no amortization expense of intangibles for the years ended December 31, 2022 and 2023, respectively. No impairment of intangible assets was recognized for the years ended December 31, 2022 and 2023.

Note 9 — LEASE

The Group leases office space, warehouse and pharmacy from third parties.

Lease classification for lease contracts that existed before January 1, 2019 the Group’s adoption date of ASC 842 was not reassessed upon adoption of the new lease guidance. New lease contracts entered into after January 1, 2019 is classified as operating lease or finance lease at inception of the lease in accordance with ASC 842. The Group does not have any finance lease during 2022 and 2023. As of December 31, 2022 and 2023, the Group recognized the following items related to operating leases in its consolidated balance sheet.

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Right-of-use assets	5,197,770	3,877,501	533,562
Less: impairment	5,197,770	3,877,501	533,562
Right-of-use assets, net	—	—	—

LIABILITIES
Operating lease liabilities – current	1,424,938	1,155,119	158,950
Operating lease liabilities – non-current	1,442,641	781,259	107,505

As of December 31, 2022 and 2023, the operating lease’s weighted average remaining lease term was 1.78 years and 1.99 years, respectively. As of December 31, 2022 and 2023, and weighted average discount rate was 6.77% and 6.62%, respectively.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASE (cont.)

The following table presents movement of impairment of operating lease right-of-use assets:

	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Balance at the beginning of the year	5,197,770	5,197,770	715,237
Accrual	—	1,063,104	146,288
Write off	—	(2,383,373)	(327,963)
Balance at the end of the year	5,197,770	3,877,501	533,562

Cash flow information related to leases consists of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Operating cash payments for operating leases	2,786,178	1,360,684	187,236

The minimum future lease payments as of December 31, 2023 are as follows:

	Operating leases
	RMB	US$
Years ending December 31,
2024	1,240,060	170,638
2025	458,478	63,089
2026	370,440	50,974
Total future lease payments	2,068,978	284,701
Less: Imputed interest	132,600	18,246
Total lease liability balance	1,936,378	266,455

Note 10 — TAXES

Composition of income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Group and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Group or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Pom (HK) is incorporated in Hong Kong and is subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and the remaining profits will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — TAXES (cont.)

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. All our company operates within mainland China are governed by the income tax laws of the PRC and the income tax provision is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for the HNTE status every three years. Qilekang Digital Health obtained the HNTE certificate in December 2021, and enjoyed a preferential income tax rate at 15% from 2021 to 2023.

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss were as follows:

As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Current income tax expense	—	—	—
Deferred tax expense	—	—	—
Total Income taxes	—	—	—

The Group had no current or deferred income tax expenses or benefits for the years ended December 31, 2022 and 2023.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022 and 2023:

	For the years ended December 31,
	2022	2023
	%	%
PRC income tax statutory rate	25.00%	25.00%
Non-deductible expenses
Non-Deductible interest expense	(19.97)%	(9.83)%
Others	(0.98)%	(0.93)%
Effect of preferential tax rate*	(2.17)%	(6.21)%
Prior year true up of NOL	—	(31.15)%
Expired tax loss	—	(2.38)%
Additional deduction of research and development expenses	3.39%	—%
Change in valuation allowance	(5.26)%	25.50%
Income tax (benefit)/expense	—	—

____________

*        Effect of preferential tax rate

Qilekang Digital Health was entitled to the High and New Technology Enterprise status (“HNTE”) and enjoyed a preferential income tax rate of 15% for three years from 2021 through 2023.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — TAXES (cont.)

The tax effects of temporary differences and net operating losses that give rise to the deferred tax balances at December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets:
Bad debt provision	453,478	495,534	68,188
Impairment of intangible asset less amortization	1,390,444	—	—
Impairment of ROU less lease expenses	476,660	—	—
Inventory reserve	—	120,347	16,560
Impairment of long-term investment	—	75,000	10,320
Lease liability	—	353,448	48,636
Accrued payroll payable	3,190,572	1,248,877	171,851
Net operating loss carry forwards	87,293,246	81,088,251	11,158,115
Total deferred tax assets	92,804,400	83,381,457	11,473,670
Valuation allowance	(92,804,400)	(83,381,457)	(11,473,670)
Deferred tax assets, net	—	—	—

Changes in valuation allowance are as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the year	91,898,581	92,804,400
Expiration of NOL	(137,546)	(879,811)
Addition	1,043,365	2,967,503
Prior year true up of NOL	—	(11,510,635)
Balance at end of the year	92,804,400	83,381,457

In general, the PRC tax authority has up to five years to conduct examinations of the Group’s tax filings. Accordingly, as of December 31, 2023, mainland China subsidiaries and VIE and its subsidiaries for the tax years 2018 through 2022 remain open to examination by the taxing jurisdictions. According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. As of December 31, 2022 and 2023, tax-loss carry-forwards amounted to RMB541,997,921 and RMB531,724,823 respectively. As of December 31, 2023, net operating loss carryforwards from PRC will expire in calendar years 2024 through 2033 if not utilized.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2022 and 2023, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2022 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — LOANS FROM THIRD PARTIES

As of December 31, 2023		Balance		Maturity Date	Effective Interest Rate	Collateral/Guarantee
		RMB	US$
Loan from third parties	(a)	1,445,859	198,957	Due on demand	From 0% to 30%	Partially guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Total		1,445,859	198,957
As of December 31, 2023	Balance		Maturity Date	Effective Interest Rate	Collateral/Guarantee
	RMB	US$
Long-term loans from third parties
Ping Fang	2,000,582	275,290	August 31, 2025	9.6%	Partially guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Haiming Luo	211,166	29,057	February 28, 2025	24%	Partially guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Total	2,211,748	304,347
As of December 31, 2022		Balance	Maturity Date	Effective Interest Rate	Collateral/Guarantee
		RMB
Loan from third parties	(a)	6,148,760	Due on demand	From 0% to 30%	Partially guaranteed by five related parties, including Zhenyang Shi, Li Xu, Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Total		6,148,760

____________

(a)      For the years ended December 31, 2022 and 2023, the Group entered into various loans agreements with individuals for an aggregated amount of RMB6,148,760 and RMB1,445,859 (US$198,957), respectively, to facilitate its business operations. During the year of 2022 and 2023, the Group did not fully repay the loans when due, such default may lead to callable of the loan at any time by these entity and individuals. The Group is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — LOANS FROM THIRD PARTIES (cont.)

Interest expenses of the loans from third parties for the years ended December 31, 2022, and 2023 amounted to RMB1,700,308, and RMB946,461 (US$130,237) respectively.

As of December 31, 2023, the Group’s future obligations for the loans from third parties according to the terms of the loans are as follows:

Years ending December 31,	RMB	US$
2024	1,688,539	232,351
2025	2,347,100	322,972
Total future loan payments	4,035,639	555,323
Less: Imputed interest	378,032	52,019
Total loans from third parties	3,657,607	503,304

Note 12 — LOANS

Outstanding balances of loan consist of the following:

As of December 31, 2023	Balance		Maturity Date	Effective Interest Rate	Collateral/Guarantee
	RMB	US$
Short-term bank loans
Industrial Bank Co., Ltd.	6,000,000	825,627	June 24, 2024	4.00%	Guarantee: Zhenyang Shi
Agricultural Bank of China	3,000,000	412,814	November 30, 2024	3.55%	Guarantee: Zhenyang Shi
China CITIC Bank(a)	10,000,000	1,376,046	January 29, 2024	4.30%

Guarantee: Zhenyang Shi, Li Xu, Dazi Nuojin Enterprise Management Consulting Co., Ltd., Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership) Collateral: Zhenyang Shi’s real estate

Industrial and Commercial Bank of China	3,000,000	412,814	June 17, 2024	3.75%	N/A
Total	22,000,000	3,027,301
Long-term bank loans, current
Bank of Jiujiang(b)	300,000	41,281	March 15, 2024	5.40%	Guarantee: Qilekang Digital Health; Zhenyang Shi
Total	300,000	41,281
Long-term bank loans
Bank of Jiujiang	2,700,000	371,532	March 15, 2025/March 15, 2026	5.40%	Guarantee: Qilekang Digital Health; Zhenyang Shi
Total	2,700,000	371,532

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — LOANS (cont.)

As of December 31, 2023	Balance		Maturity Date	Effective Interest Rate	Collateral/Guarantee
	RMB	US$
Long-term loans, current
Xi’an Changtao Network Small Loan Co., Ltd	10,000,000	1,376,046	June 30, 2024	20.04%	Guaranteed by five related parties, including Zhenyang Shi, Li Xu, Guoji Luo, Wanmei Shi, Yongan Zhong, and three managements of the Group
Qianhai Xingbang Financial Leasing Co., Ltd.(c)	112,331	15,457	January 10, 2024 to December 10, 2024, monthly pay certain amount	11.00%	Guaranteed: Wanmei Shi Collateral: a Motor vehicle
Total	10,112,331	1,391,503
Long-term loans
Qianhai Xingbang Financial Leasing Co., Ltd.	434,965	59,853	January 10, 2025 to January 10, 2028, monthly pay certain amount	11.00%	Guaranteed: Wanmei Shi Collateral: a Motor vehicle
Total	434,965	59,853

____________

(a)      The balance of RMB10.0 million as of December 31, 2023 was repaid on January 29, 2024.

(b)      The balance of RMB0.3 million as of December 31, 2023 was repaid on March 15, 2024.

(c)      The balance of RMB26,940 as of December 31, 2023 was repaid up to March 10, 2024.

Except for the repayments in first quarter of 2024, the other balances of the above loans were not repaid as of March 31, 2024.

As of December 31, 2022	Balance	Maturity Date	Effective Interest Rate	Collateral/Guarantee
	RMB
Short-term bank loans
Zhejiang Internet Business Bank	1,664,494	September 13, 2023 to November 13, 2023	7.65%	N/A
China CITIC Bank	5,000,000	August 30, 2023	5.15%

Guarantee: Zhenyang Shi and Li Xu, Dazinuojin Enterprise Management Consulting Co., Ltd. (formerly known as Dazi Jinnuo Investment Management Consulting Co., Ltd), Collateral: Zhenyang Shi’s real estate

Industrial and Commercial Bank of China	3,000,000	April 9, 2023	3.95%	N/A
Total	9,664,494
Long-term loans, current
Shenzhen Qianhai Weizhong Bank	377,568	November 21, 2023	From 7.22% to 13.68%	Guaranteed by Wanmei Shi
Total	377,568

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — LOANS (cont.)

As of December 31, 2022	Balance	Maturity Date	Effective Interest Rate	Collateral/Guarantee
Long-term loans
Xi’ an Changtao Network Small Loan Co., Ltd	10,000,000	June 30, 2024	20.04%	Guaranteed by five related parties, including Zhenyang Shi, Li Xu, Dexiang Wei, Guoji Luo, Yongan Zhong, and three managements of the Group
Total	10,000,000

Interest expenses of the bank loans and loans from other financial institutions for the years ended December 31, 2022, and 2023 amounted to RMB2,221,191, and RMB3,002,241 (US$413,122) respectively.

As of December 31, 2023, the Group’s future obligations for loans from banks and other financial institutions, according to the terms of the loans are as follows:

Years ending December 31,	RMB	US$
2024	33,907,121	4,665,775
2025	599,822	82,538
2026	2,592,902	356,795
2027	166,982	22,977
2028	13,915	1,915
Total future loan payments	37,280,742	5,130,000
Less: Imputed interest	1,733,446	238,530
Total bank loans and loans from other financial institutions	35,547,296	4,891,470

Note 13 — RELATED PARTIES BALANCE AND TRANSACTIONS

Name of related parties	Relationship with the Group
Nanjing Benyu Investments Management Limited	A company controlled by the management of a shareholder of the Group
Guangzhou Shennong Xuanpin Products Sales Co., Ltd.	A company controlled by the management of the Group
Guangzhou Guozhi Pharmaceutical Co., Ltd.	A company controlled by the management of the Group
Guangzhou Aopolikang Biotechnology Co., Ltd.	A company controlled by the management of the Group
Guangzhou Liwan Linghai Medical Outpatients Department	A company invested by the Group
Guangzhou Aixiangbao Investment Limited Liability Partnership	A company controlled by the management of the Group
Chunong Diet Therapy (Guangzhou) Sales Co., Ltd.	A company controlled by the management of the Group
Zhenyang Shi	Chief Executive Officer (“CEO”) of the Group
Li Xu	CEO’s spouse
Wanmei Shi	CEO’s sister
Aihua Peng	Close relative of the management of a shareholder
Guoji Luo	Management of the Group
Yongan Zhong	Management of the Group
Dexiang Wei	Management of the Group
Yi Zhi	Management of the Group
Suna Yan	Management of the Group

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — RELATED PARTIES BALANCE AND TRANSACTIONS (cont.)

Name of related parties	Relationship with the Group
Dazinuojin Enterprise Management Consulting Co., Ltd. (formerly known as Dazi Jinnuo Investment Management Consulting Co., Ltd.)	A shareholder of the Group
Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership)	A shareholder’s related party
Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership)	A shareholder of the Group
Nanjing Bangsheng Juyuan Venture Capital Partnership (Limited Partnership) (formerly known as Nanjing Bangsheng Juyuan Investment Management Partnership (Limited Partnership))	A shareholder of the Group
Guangdong Qicheng Youth Venture Capital Partnership (L.P.)	A shareholder of the Group
Shanghai Guohong Kaiyuan Investment Center (Limited Partnership)	A shareholder of the Group
Shanghai Chuangye Jieli Taili Venture Capital Center (L.P.)	A shareholder of the Group
Grand Yangtze Hongtao Capital, L.P.	A shareholder of the Group
Dan Hong (H.K.) Technology Limited	A shareholder of the Group
Shanghai Zhongwei Anjian Venture Capital Investment LLP (Limited Partnership)	A shareholder of the Group
Beijing HongShan Enterprise Information Management Consulting Center (Limited Partnership) (formerly known as Beijing Sequoia Enterprise Information Management Consulting Center (Limited Partnership))	A shareholder of the Group
Guangdong Ginkgo Guangbo Venture Capital Partnership (L.P.)	A shareholder of the Group
Shanghai Jinglin Jinghui Equity Investment Center (L.P.)	A shareholder of the Group
Shenzhen Sharing Precision Medical Investment Partnership (Limited Partnership)	A shareholder of the Group
Zhuhai Huajin Chuangying No.1 Equity Investment Fund Partnership (Limited Partnership)	A shareholder of the Group
Alps Innovation Limited	A shareholder of the Group
Neijiang Yunrui Investment Partnership (Limited Partnership)	A shareholder of the Group
Beijing Gaotejia Technology Partnership (Limited Partnership)	A shareholder of the Group
General technology Group Investment Management Co., Ltd.	A shareholder of the Group
Nova Compass Investment Limited	A shareholder of the Group
Guangzhou Golden Pomegranate Digital Media Co., Ltd.	A company controlled by the management of the Group

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — RELATED PARTIES BALANCE AND TRANSACTIONS (cont.)

a)      Accounts payable — a related party

As of December 31, 2022 and 2023, the amount of accounts payable — a related party consisted of the followings:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	144,833	113,925	15,677

b)      Amount due from related parties

The balance of due from related parties represents advances to the related parties. The balances advanced to the related parties are unsecured, non-interest bearing and due on demand. As of December 31, 2022 and 2023, amount due from related parties consisted of the followings:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Chunong Diet Therapy (Guangzhou) Sales Co., Ltd.	50,000	—	—
Guangzhou Qijian Enterprise Management Consulting Co., Ltd.	660,000	—	—
Guangzhou Aopolikang Biotechnology Co., Ltd.	946,125	375,691	51,697
Guangzhou Shennong Xuanpin Products Sales Co., Ltd.	314,831	—	—
Guangzhou Guozhi Pharmaceutical Co., Ltd.	—	778,584	107,137
Guangzhou Liwan Linghai Medical Outpatients Department	1,172,126	1,225,070	168,575
Wanmei Shi	92,261	24,333	3,348
Total amount due from related parties	3,235,343	2,403,678	330,757

As of the filing of this report, the amount of due from related parties has been collected in the full amount.

c)      Amount due to related parties

As of December 31, 2022 and 2023, amount due to related parties consisted of the followings:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Zhenyang Shi*	22,359,281	28,726,157	3,952,851
Wanmei Shi	—	100,000	13,760
Aihua Peng*	4,700,112	5,965,208	820,840
Yongan Zhong	1,267,110	1,200	165
Nanjing Benyu Investments Management Limited*	1,620,000	3,250,389	447,268
Guangzhou Guozhi Pharmaceutical Co., Ltd.	283,565	—	—
Li Xu	127,210	127,210	17,505
Dexiang Wei*	56,533	56,533	7,779
Guoji Luo*	44,089	44,089	6,067
Yi Zhi	4,325	4,324	595
Guangzhou Shennong Xuanpin Products Sales Co., Ltd.	—	3,170	436
Guangzhou Liwan Linghai Medical Outpatients Department	—	1,063,562	146,352
Total amount due from related parties	30,462,225	39,341,842	5,413,618

____________

*        The balances represent interest payable of the loans from the related parties. The balances are expected to be settled in accordance with the terms of the loans.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — RELATED PARTIES BALANCE AND TRANSACTIONS (cont.)

The above balances are without interest-bearing. Except interest payable, other balances due to related parties are due on demand.

d)      Loans from related parties

As of December 31, 2023	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Loans from related parties, current
Nanjing Benyu Investments Management Limited	8,100,000	1,114,597	June 30, 2024	10.00%	N/A
Aihua Peng	4,800,000	660,502	Due on demand	20.00%	N/A
Li Xu	3,250,000	447,215	Due on demand	8.86%	N/A
Suna Yan	31,085	4,277	Due on demand	N/A	N/A
Yongan Zhong	2,685	369	Due on demand	N/A	N/A
Li Xu***	1,750,000	240,808	December 31, 2024	N/A	N/A
Dexiang Wei***	810,045	111,466	December 31, 2024	N/A	N/A
Guoji Luo***	2,017,105	277,563	December 31, 2024	N/A	N/A
Guangzhou Golden Pomegranate Digital Media Co., Ltd.***	900,000	123,845	December 31, 2024	N/A	N/A
Total	21,660,920	2,980,642
Loans from related parties, noncurrent
Guangzhou Aixiangbao Investment Limited Liability Partnership*	221,040,859	30,416,234	August 10, 2026	N/A	N/A
Zhenyang Shi**	129,451,220	17,813,081	December 31, 2026	4.90%	N/A
Total	350,492,079	48,229,315

____________

*        On August 10, 2021, the Group entered into tripartite agreements with Focus Media, Inc (“Focus Media”) and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), 100% owned by Mr. Shi, pursuant to which the Group is released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of the Group in the amount of RMB221.0 million, among which included payables of RMB214.5 million for the year of 2020 and RMB6.5 million for the year of 2021. On September 10, 2021, the Group reached an agreement with Aixiangbao, pursuant to which the Group will not be required to repay the liability for five years and after then Aixiangbao can only require the Group to repay the liability in a non-cash method.

**      The purpose of obtaining loans from Zhenyang Shi is to maintain the daily operation of the Group.

***    The Company entered new related party loan agreements with these related parties during the year ended December 31, 2023 with same maturity date on December 31, 2024 and no interest bearing. The related party loan balance as of December 31, 2022 with Dexiang Wei and Guoji Luo were fully repaid during the year ended December 31, 2023.

As of December 31, 2022	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Loans from related parties, current
Aihua Peng	7,800,000	Due on demand	20.00%	N/A
Li Xu	3,250,000	Due on demand	8.86%	N/A
Dexiang Wei	1,950,573	Due on demand	N/A	N/A
Wanmei Shi	175,000	Due on demand	24.00%	N/A
Guoji Luo	66,730	Due on demand	24.00%	N/A
Suna Yan	10,114	Due on demand	N/A	N/A
Yongan Zhong	2,685	Due on demand	N/A	N/A
Total	13,255,102

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — RELATED PARTIES BALANCE AND TRANSACTIONS (cont.)

As of December 31, 2022	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
Loans from related parties, noncurrent
Guangzhou Aixiangbao Investment Limited Liability Partnership*	221,040,859	August 10, 2026	N/A	N/A
Zhenyang Shi**	67,387,580	December 31, 2026	4.90%	N/A
Zhenyang Shi**	22,399,440	December 31, 2026	24.00%	N/A
Nanjing Benyu Investments Management Limited	8,100,000	June 30, 2024	10.00%	N/A
Total	318,927,879

Interest expenses of loans from related parties for the years ended December 31, 2022, and 2023 amounted to RMB12,101,865 and RMB9,900,417(US$1,362,343), respectively.

As of December 31, 2023, the Group’s future obligations for loans from related parties according to the terms of the loans are as follows:

For the years ending December 31,	RMB	US$
2024	22,065,920	3,036,372
2025	—	—
2026	350,492,079	48,229,315
Total future loan payments	372,557,999	51,265,687
Less: Imputed interest	405,000	55,730
Total loans from related parties	372,152,999	51,209,957

e)      Sales to a related party

	Nature	For the Years Ended December 31,
		2022	2023	2023
		RMB	RMB	US$
Guangzhou Guozhi Pharmaceutical Co., Ltd.	Drug sales	—	123,073	16,935

f)      Purchase from a related party

	Nature	For the Years Ended December 31,
		2022	2023	2023
		RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	Drug purchase	134,267	134,279	18,477

g)           Consulting service provided from a related party

	Nature	For the Years Ended December 31,
		2022	2023	2023
		RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	Consulting service	—	431,346	59,355

h)      Guarantee provided from related parties

As of December 31, 2023, the loans from China CITIC Bank were of total amount of RMB10.0 million, with interest rate of 4.3%. The loans were guaranteed by Dazinuojin Enterprise Management Consulting Co., Ltd., Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership), Zhenyang Shi and Li Xu.

As of December 31, 2023, the loans from Industrial Bank Co., Ltd. were of total amount of RMB6.0 million, with interest rate of 4.0%. The loans were guaranteed by Zhenyang Shi.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — RELATED PARTIES BALANCE AND TRANSACTIONS (cont.)

As of December 31, 2023, the loans from Agricultural Bank of China were of total amount of RMB3.0 million, with interest rate of 3.55%. The loans were guaranteed by Zhenyang Shi.

As of December 31, 2023, the loans from Bank of Jiujiang were of total amount of RMB3.0 million, with interest rate of 5.4%. The loans were guaranteed by Zhenyang Shi.

As of December 31, 2023, the loans from Xi’an Changtao Network Small Loan Co., Ltd. were of total amount of RMB10.0 million, with interest rate of 20.04%. The loans were guaranteed by Zhenyang Shi, Li Xu, Guoji Luo, Wanmei Shi and Yongan Zhong.

As of December 31, 2023, the loans from Qianhai Xingbang Financial Leasing Co., Ltd. were of total amount of RMB547,296, with interest rate of 11.0%. The loans were guaranteed by Wanmei Shi.

As of December 31, 2023, the loans from third parties with total amount of RMB2.3 million were guaranteed by Guoji Luo, Dexiang Wei and Yongan Zhong. The interest rates were varied from 9.6% to 24.0%.

i)       Interest expense to related parties

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Zhenyang Shi	9,223,113	7,361,275	1,012,945
Li Xu	291,200	288,000	39,630
Wanmei Shi	168,394	66,000	9,082
Guoji Luo	30,519	4,800	661
Nanjing Benyu Investments Management Limited	810,000	810,000	111,460
Aihua Peng	1,560,000	1,265,096	174,083
Guangzhou Guozhi Pharmaceutical Co., Ltd	—	105,246	14,482
Dexiang Wei	18,639	—	—
Total	12,101,865	9,900,417	1,362,343

Note 14 — CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series Pre-A Preferred Shares

On December 19, 2014, Dazinuojin Enterprise Management Consulting Co., Ltd. (formerly known as Dazi Jinnuo Investment Management Consulting Co., Ltd.) (“Dazi Jinnuo”), Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership) (“Jiangsu Gaotou”), Nanjing Bangsheng Juyuan Venture Capital Partnership (Limited Partnership) (formerly known as Nanjing Bangsheng Juyuan Investment Management Partnership (Limited Partnership)) (“Nanjing Bangsheng”), Guangdong Qicheng Youth Venture Capital Partnership (L.P.) (“Guangdong Qicheng”), Shanghai Guohong Kaiyuan Investment Center (Limited Partnership) (“Shanghai Guohong”), Shanghai Chuangye Jieli Taili Venture Capital Center (L.P.) (formerly kown as Shanghai Venture Relay Taili Venture Capital Center) (“Chuangye Jieli”), and Grand Yangtze Hongtao Capital, L.P. (“Grand Yangtze”) respectively subscribed 817,460, 697,620, 16,666, 238,095, 595,238, 119,048 and 238,095 Series Pre-A Convertible Redeemable Preferred Shares (in aggregate of 2,722,222 shares, “Series Pre-A Preferred Shares”), at RMB42.0 per share with total cash consideration of RMB114,333,273. Dazi Jinnuo is controlled by Mr. Shi.

Series A Preferred Shares

On October 26, 2015, Dan Hong (H.K.) Technology Limited (“Dan Hong”) subscribed 2,957,613 Series A Convertible Redeemable Preferred Shares (“Series A Preferred Shares”), at RMB63.0 per share with cash consideration of RMB186,300,000.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Series B-1 and B-2 Preferred Shares

On December 30, 2016, Shanghai Zhongwei Anjian Venture Capital Investment LLP (Limited Partnership) (“Shanghai Zhongwei”) subscribed 911,178 Series B-1 Convertible Redeemable Preferred Shares (“Series B-1 Preferred Shares”), at RMB63.0 per share with total cash consideration of RMB50,000,000.

On December 30, 2016, Beijing HongShan Enterprise Information Management Consulting Center (Limited Partnership) (formerly known as Beijing Sequoia Enterprise Information Management Consulting Center (Limited Partnership)) (“Beijing HongShan”), Guangdong Ginkgo Guangbo Venture Capital Partnership (L.P.) (“Guangdong Ginkgo”), Shanghai Jinglin Jinghui Equity Investment Center (L.P.) (“Shanghai Jinglin”), Shenzhen Sharing Precision Medical Investment Partnership (Limited Partnership) (“Shenzhen Sharing”), Zhuhai Huajin Chuangying No.1 Equity Investment Fund Partnership (Limited Partnership) (“Zhuhai Huajin”), and Alps Innovation Limited (“Alps Innovation”) respectively subscribed 793,650, 317,460, 317,460, 238,095, 158,730 and 634,920 Series B-2 Convertible Redeemable Preferred Shares (in aggregate of 2,460,315 shares, “Series B-2 Preferred Shares”), at RMB63.0 per share with total cash consideration of RMB155,000,000.

Series B-3 Preferred Shares

On September 1, 2017, Neijiang Yunrui Investment Partnership (Limited Partnership) (“Neijiang Yunrui”) subscribed 228,786 Series B-3 Convertible Redeemable Preferred Shares (“Series B-3 Preferred Shares”), at RMB87.4 per share with cash consideration of RMB20,000,000.

Series B-4 Preferred Shares

On June 8, 2018 and August 10, 2018, Beijing Gaotejia Technology Partnership (Limited Partnership) (“Beijing Gaotejia”), and General Technology Group Investment Management Co., Ltd. (“General Technology”) respectively subscribed 1,358,995 and 452,998 Series B-4 Convertible Redeemable Preferred Shares (in aggregate of 1,811,993 shares, “Series B-4 Preferred Shares”), at RMB110.4 per share with total cash consideration of RMB200,000,000.

On August 10, 2021, Nova Compass Investment Limited (“Nova Compass”) subscribed 1,958,119 Series B-4 Convertible Redeemable Preferred Shares (“Series B-4 Preferred Shares”), at RMB112.9 per share with total consideration of RMB 221,040,859. Nova Compass was an entity designated by Focus Media to subscribe shares mentioned above and the consideration was outstanding balance of the Group due to Focus Media. On August 10, 2021, the Group entered into tripartite agreements with Focus Media and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), 100% owned by Mr. Shi, pursuant to which the Group is released from being the obligor to Focus under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of the Group in the amount of RMB221.0 million, among which included payables of RMB214.5 million for the year of 2020 and RMB6.5 million for the year of 2021. In exchanged, Nova Compass was designated by Focused to subscribe the shares mention above.

The rights, preferences and privileges of the Preferred Shares are as follows:

•        Conversion right

The Preferred Shares (exclusive of unpaid shares) would automatically be converted into common shares 1) upon a qualified initial public offering (“IPO”); or 2) upon the approval of the Preferred Shareholders with respect to conversion of the preferred shares.

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, subject to adjustments in the event of share splits, share dividends, combinations, recapitalization and similar events.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

•        Redemption right

The investors of Series Pre-A and A Preferred Shares have a right to require the Company to redeem their investments, at any time and from time to time on or after the date of the earliest to occur of the following: (i) the Company fails to complete a qualified initial public offering (“IPO”) until December 31, 2022; (ii) at any time upon the occurrence of any fraudulent act; (iii) any of the Company or any Founder’s the conviction of breaches or violation of criminal laws and/or applicable regulations which may have a material adverse effect on the consummation of the IPO or Trade Sale; or (iv) the occurrence of the change of Control of the Company.

The redeemed price for each Series Pre-A and A Preferred Share should equal to the higher of (i) 100% of the issue price plus a simple interest rate of 12% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Series Pre-A and A Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

The investors of Series B-1, B-2, B-3 and B-4 Preferred Shares have a right to require the Company to redeem their investments, at any time and from time to time on or after the date of the earliest to occur of the following: (i) the Company fails to complete a qualified initial public offering (“IPO”) until December 31, 2022; (ii) at any time upon the occurrence of a material breach of the transaction documents by the Company, which have a material adverse effect on the business, operations, properties or financial or other condition of the Company (iii) any failure to obtain or maintain any material permit or governmental approvals; (iv) any holder of any other class or series of shares has requested the Company to redeem its shares in the Company, and (v) the occurrence of the change of Control of the Company.

The redeemed price for each Series B-1, B-2, B-3 and B-4 Preferred Share should equal to the higher of (i) 100% of the issue price plus a simple interest rate of 10% per annum, (ii) the amount of the issue price plus all appreciation on each Series preferred shares (including but without limitation to, all declared but unpaid dividends); and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

•        Liquidation

(i)     Statutory liquidation event

In a Statutory Liquidation Event, all assets and funds of the Company legally available for distribution to the Shareholders shall be distributed and the following circumstances shall be deemed a “Statutory Liquidation Event”: (a) the Company lose the rights on all or substantially all of any the Company’s Intellectual Properties, or there are material disputes or Liens on the rights of all or substantially all of any the Company’s Intellectual Properties, which will result in or have resulted in a material adverse effect on the business, operations of the Company; and (b) all or substantially all of the assets of the Company have been levied or commandeer, which will result in or have resulted in a material adverse effect on the business, operations of the Company.

All assets and funds of the Company legally available for distribution should be distributed for Series B-1, B-2, B-3 and B-4 Preferred Shareholders. The liquidation amount for each SeriesB-1, B-2, B-3 and B-4 Preferred Share should equal to the applicable Issue Price plus an interest accrued at a compound interest rate of 8% per annum, but minus all declared and paid dividends.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

After payment for Series B-1, B-2, B-3 and B-4 Preferred Shareholders, Series A Preferred Shareholder shall be entitled to receive an amount equal to the Issue Price, plus all declared but unpaid dividends thereto on each Series Preferred Share.

After payment for Series A Preferred Shareholders, each Series Pre-A Preferred Shareholders shall be entitled to receive for each outstanding Series Pre-A Preferred Share held by such Series Pre-A Preferred Shareholder, an amount equal to the Series Pre-A Issue Price.

(ii)    Deemed liquidation event

In a Deemed Liquidation Event, all proceeds resulting to the Shareholders of the Company therefrom shall be distributed and the following circumstance shall be deemed as a “Deemed Liquidation Event”: a Trade Sale shall be deemed a Liquidation Event.

The payment should be distributed in following order: Series B-1, B-2, B-3 and B-4 preferred shareholders shall receive the payment at first, Series A shall receive the payment secondly, Series Pre-A shall receive the payment at last. The amount equal to the higher of (i) the Issue Price, plus an interest accrued at a compound interest rate of 25% per annum, but minus all declared and paid dividends, or (ii) the value of each Series Preferred Share in such Deemed Liquidation Event.

•        Voting Right

The holders of redeemable shares and ordinary shares have the equivalent voting rights based on their proportionate holding of the Company.

•        Dividend

Each holder of redeemable shares shall be entitled to receive dividends and distributions on an as-converted basis together with the ordinary shares on parity with each other, provided that such dividends and distributions shall be payable only when, as, and if declared by the Board.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Accounting of convertible redeemable preferred shares

Each issuance of the convertible redeemable preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. The Company has classified the convertible redeemable shares in the mezzanine equity of the consolidated balance sheets because they were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Company’s redeemable preferred shares is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The redemption value as of December 31, 2022 and 2023 was RMB1,472,641,591 and RMB1,499,109,342 respectively.

	Series Pre-A Preferred Shares		Series A Preferred Shares		Series B-1 Preferred Shares		Series B-2 Preferred Shares		Series B-3 Preferred Shares		Series B-4 Preferred Shares		Total
	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Amount RMB
Balances as of January 1, 2022	2,722,222	210,899,469	2,957,613	324,600,953	911,178	75,027,397	2,460,315	232,584,932	228,786	28,668,493	3,770,112	500,180,268	1,371,961,512
Accretion to redemption value of mezzanine equity	—	13,719,993	—	22,356,000	—	5,000,000	—	15,500,000	—	2,000,000	—	42,104,086	100,680,079
Balances as of December 31, 2022	2,722,222	224,619,462	2,957,613	346,956,953	911,178	80,027,397	2,460,315	248,084,932	228,786	30,668,493	3,770,112	542,284,354	1,472,641,591
Accretion to redemption value of mezzanine equity	—	14,377,527	—	22,356,000	—	6,315,068	—	16,287,671	—	2,000,000	—	41,172,581	102,508,847
Re-designation*	—	—	—	—	—	—	—	—	—	—	(452,998)	(76,041,096)	(76,041,096)
Balances as of December 31, 2023	2,722,222	238,996,989	2,957,613	369,312,953	911,178	86,342,465	2,460,315	264,372,603	228,786	32,668,493	3,317,114	507,415,839	1,499,109,342

____________

*         The re-designation represents one Series B-4 preferred shareholder, General Technology, terminated the VIE agreement with the Company in 2023. So the preferred share owned by General Technology was reclassified from convertible redeemable preferred shares to redeemable non-controlling interest.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — REDEEMABLE NON-CONTROLLING INTEREST

The redeemable non-controlling interest as of December 31, 2023 represents the 2.87% and 2.27% of equity shareholding on VIE from two preferred shareholders that were not acquired by the Company during the reorganization. As of December 31, 2022, it represents 2.87% of equity shareholding on VIE from one preferred shareholder. As of the date of this report, the shareholders have not requested the exercise of the redemption rights.

The change in the balance of the redeemable non-controlling interests for the years ended December 31, 2022 and 2023 is as follows:

Redeemable non-controlling interest	Amount
RMB
Balance as of December 31, 2021	71,671,233
Accretion to redemption value of mezzanine equities	5,000,000
Balance as of December 31, 2022	76,671,233
Re-designation of General Technology	76,041,096
Accretion to redemption value of mezzanine equities	5,931,507
Balance as of December 31, 2023	158,643,836

Note 16 — SHAREHOLDERS’ EQUITY

Common stock

The Company was incorporated under the laws of the Cayman Islands on February 26, 2021. The authorized number of Ordinary Shares was 500,000,000 with par value of $0.0001 per share. On August 18, 2021, the Company issued 4,042,042 shares to two shareholders in exchange for US$404.

Statutory reserves

Statutory reserves represent restricted retained earnings. Based on their legal formation, the Group is required to set aside 10% of its net income as reported in their statutory accounts on an annual basis to the Statutory Surplus Reserve Fund (the “Reserve Fund”). Once the total amount set aside in the Reserve Fund reaches 50% of the entity’s registered capital, further appropriations become discretionary. The Reserve Fund can be used to increase the entity’s registered capital upon approval by relevant government authorities or eliminate its future losses under General Accepted Accounting Standards in PRC (“PRC GAAP”) upon a resolution by its board of directors. The Reserve Fund is not distributable to shareholders, as cash dividends or otherwise, except in the event of liquidation.

Appropriations to the Reserve Fund are accounted for as a transfer from unrestricted earnings to statutory reserves. During the years ended December 31, 2022 and 2023, the Group did not make appropriations to statutory reserves.

There are no legal requirements in the PRC to fund the Reserve Fund by transfer of cash to any restricted accounts, and the Group does not do so.

Profit appropriation and restricted net assets

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC GAAP and regulations. Additionally, the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As of December 31, 2023, the Group had recurring loss with shareholders’ deficit in the amount of RMB2,120.06 million, no net assets that can be transferred to the Company for working capital and other funding purposes either in the form of dividends, loans or advances.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — LOSS PER SHARE

Basic and diluted earnings (loss) per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. The effects of all outstanding convertible redeemable preferred shares were excluded from the computation of diluted earnings (loss) per share in each of the applicable years as their effects would be anti-dilutive during the respective year.

Basic and diluted loss per share for each of the years presented were calculated as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB	US$
Numerator:
Net loss	(19,832,028)	(36,949,421)	(5,084,410)
Accretion to redemption value of mezzanine equity	(105,680,079)	(108,440,354)	(14,921,889)
Less: Net income/(loss) attributable to noncontrolling interests	(1,879)	1,057	145
Net loss attributable to the Pomdoctor Limited’s ordinary shareholders	(125,510,228)	(145,390,832)	(20,006,444)

Denominator:
Weighted average number of shares outstanding – basic	4,042,042	4,042,042	4,042,042
Weighted average number of shares outstanding – diluted	4,042,042	4,042,042	4,042,042

Loss per share – Basic:	(31.05)	(35.97)	(4.95)

Loss per share – Diluted:	(31.05)	(35.97)	(4.95)

Note 18 — SEGMENTS

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM are Mr. Shi, the CEO and the Chairman of the Board of Directors. The CODM does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM.

The following table presents summarized information by segment of the operations for the year ended December 31, 2023:

	Internet hospital	Pharmaceutical supply chain	Total
	RMB	RMB	RMB

Revenue	71,008,971	233,844,000	304,852,971
Cost of revenues	35,453,130	230,678,072	266,131,202
Gross profit	35,555,841	3,165,928	38,721,769
Depreciation and amortization	—	112,092	112,092
Net loss	(31,363,308)	(5,586,113)	(36,949,421)

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — SEGMENTS (cont.)

	Internet hospital	Pharmaceutical supply chain	Total
	US$	US$	US$

Revenue	9,771,160	32,178,005	41,949,164
Cost of revenues	4,878,513	31,742,359	36,620,872
Gross profit	4,892,647	435,646	5,328,292
Depreciation and amortization	—	15,424	15,424
Net loss	(4,315,735)	(768,675)	(5,084,410)

The following table presents summarized information by segment of the operations for the year ended December 31, 2022:

	Internet hospital	Pharmaceutical supply chain	Total
	RMB	RMB	RMB
Revenue	98,272,063	146,944,653	245,216,716
Cost of revenues	50,779,240	139,576,181	190,355,421
Gross profit	47,492,823	7,368,472	54,861,295
Depreciation and amortization	—	—	—
Net loss	(18,328,341)	(1,503,687)	(19,832,028)

In accordance with the enterprise-wide disclosure requirements, the Group’s net revenue from external customers through Internet hospital by main product category is as follows:

	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Prescription drugs	92,575,054	67,301,663	9,261,017
Over-the-counter (“OTC”) medicines	3,644,979	2,048,701	281,911
Traditional Chinese medicine (“TCM”)	46,010	23,574	3,244
Medical apparatus and instruments (“MAAI”)	19,587	130,333	17,934
Online consultation	1,475,844	1,364,274	187,730
Others	510,589	140,426	19,323
Total	98,272,063	71,008,971	9,771,159

The Group’s net revenue from external customers through pharmaceutical supply chain by main product category is as follows:

	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Prescription drugs	27,563,523	73,858,618	10,163,284
Over-the-counter (“OTC”) medicines	118,129,860	152,775,949	21,022,670
Traditional Chinese medicine (“TCM”)	233,607	3,618,690	497,948
Medical apparatus and instruments (“MAAI”)	459,253	143,199	19,705
Online consultation	—	—	—
Others	558,410	3,447,544	474,398
Total	146,944,653	233,844,000	32,178,005

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — COMMITMENTS AND CONTINGENCIES

For the year ended December 31, 2023, the Group was not involved in any pending legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters. The Group believes there was no loss of the legal case will have a material adverse impact on its financial position, results of operations or liquidity.

Note 20 — SUBSEQUENT EVENTS

On January 30, 2024, the Group obtained a loan in amount of RMB6.0 million from China CITIC Bank for a period ended January 20, 2025 with an annual interest rate of 4.30%.

On March 4, 2024, the Group obtained a loan in amount of RMB10.0 million from Shanghai Pudong Development Bank for a period ended March 4, 2025 with an annual interest rate of 4.90%.

On April 18, 2024, the Group obtained a loan in amount of RMB6.0 million from Industrial Bank Co., Ltd. for a period ended April 17, 2025 with an annual interest rate of 3.80%.

Till the filling of this report, the Group obtained loans from third parties in total amount of RMB5.1 million.

The Group evaluated the subsequent event through May 2, 2024, which is the date of the issuance of consolidated financial statements, and concluded that there are no additional reportable subsequent events apart from disclosed as above.

Note 21 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) of which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The unaudited condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC VIE and VIE’s subsidiaries exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

Loss in excess of Investment in subsidiaries, VIE and VIE’s subsidiaries, on the Condensed Balance Sheets, is comprised of the Parent Company’s net investment in its subsidiaries, VIE and VIE’s subsidiaries under the equity method of accounting.

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Unaudited Condensed Balance Sheets

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	—	35,500	4,885
Total assets	—	35,500	4,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Amount due to a related party	—	35,500	4,885
Total current liabilities		35,500	4,885
Non-current liabilities
Loss in excess of investment in subsidiaries, VIE and VIE’s subsidiaries	502,023,340	620,946,421	85,445,070
Total non-current liabilities	502,023,340	620,946,421	85,445,070
Total liabilities	502,023,340	620,981,921	85,449,955

Commitments and contingencies	—	—	—
Mezzanine equity
Convertible redeemable preferred shares	1,472,641,591	1,499,109,342	206,284,311
Shareholders’ deficit:
Ordinary shares US$0.0001 par value; 500,000,000 shares authorized, 4,042,042 shares issued and outstanding as of December 31, 2022 and 2023)	2,788	2,788	384
Accumulated deficit	(1,974,667,719)	(2,120,058,551)	(291,729,765)
Total deficit	(1,974,664,931)	(2,120,055,763)	(291,729,381)
Total liabilities, mezzanine equity and deficit	—	35,500	4,885

Unaudited Condensed Statements of Operations and Comprehensive Loss

	Years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	—	—	—

Operating loss
Equity loss in subsidiaries, VIEs and VIEs’ subsidiaries	(24,830,149)	(36,950,478)	(5,084,555)
Net loss	(24,830,149)	(36,950,478)	(5,084,555)
Accretion to redemption value of mezzanine equities	(100,680,079)	(108,440,354)	(14,921,889)
Net loss attributable to ordinary shareholders	(125,510,228)	(145,390,832)	(20,006,444)

Other comprehensive income
Foreign currency translation adjustments	—	—	—
Total other comprehensive loss	(125,510,228)	(145,390,832)	(20,006,444)
Total Comprehensive loss	(125,510,228)	(145,390,832)	(20,006,444)

POMDOCTOR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Unaudited Condensed Statements of Cash Flows

	Year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(24,830,149)	(36,950,478)	(5,084,555)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity loss in subsidiaries, VIEs and VIEs’ subsidiaries	24,830,149	36,950,478	5,084,555
Changes in operating liabilities:
Amount due to a related party	—	35,500	4,885
Net cash provided by operating activities	—	35,500	4,885
Net increase in cash and cash equivalents	—	35,500	4,885
Cash and cash equivalents at beginning of the year	—	—	—
Cash and cash equivalents at end of the year	—	35,500	4,885

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$ Note 3
Assets
Current assets:
Cash and cash equivalents (including amounts of the consolidated VIEs of RMB6,681,531 and RMB12,623,133 (US$1,737,001) as of December 31, 2023 and June 30, 2024, respectively)	6,717,031	12,714,272	1,749,542
Restricted cash (including amounts of the consolidated VIEs of RMB88,068 and nil as of December 31, 2023 and June 30, 2024, respectively)	88,068	—	—
Accounts receivable, net (including amounts of the consolidated VIEs of RMB28,643,640 and RMB10,365,667 (US$1,426,363) as of December 31, 2023 and June 30, 2024, respectively)	28,643,640	10,365,667	1,426,363
Accounts receivable – a related party(including amounts of the consolidated VIEs of nil and RMB534,391 (US$73,535) as of December 31, 2023 and June 30, 2024, respectively)	—	534,391	73,535
Amount due from related parties (including amounts of the consolidated VIEs of RMB2,439,178 and RMB1,667,217 (US$229,417) as of December 31, 2023 and June 30, 2024, respectively)	2,403,678	1,231,185	169,417
Inventories (including amounts of the consolidated VIEs of RMB12,694,419 and RMB13,674,625 (US$1,881,691) as of December 31, 2023 and June 30, 2024, respectively)	12,694,419	13,674,625	1,881,691
Other receivables, net (including amounts of the consolidated VIEs of RMB5,990,699 and RMB5,529,413 (US$760,873) as of December 31, 2023 and June 30, 2024, respectively)	5,990,699	5,529,413	760,873
Advances to suppliers (including amounts of the consolidated VIEs of RMB2,879,975 and RMB3,782,789 (US$520,529) as of December 31, 2023 and June 30, 2024, respectively)	2,879,975	3,782,789	520,529
Total current assets	59,417,510	47,832,342	6,581,950

Property and equipment, net (including amounts of the consolidated VIEs of RMB595,872 and RMB528,618 (US$72,740) as of December 31, 2023 and June 30, 2024, respectively)	595,872	528,618	72,740
Other non-current assets (including amounts of the consolidated VIEs of RMB549,500 and RMB499,000 (US$68,665) as of December 31, 2023 and June 30, 2024, respectively)	549,500	499,000	68,665
Deferred offering costs (including amounts of the consolidated VIEs of RMB5,744,615 and RMB7,401,360 (US$1,018,461) as of December 31, 2023 and June 30, 2024, respectively)	5,744,615	7,401,360	1,018,461
Total assets	66,307,497	56,261,320	7,741,816

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$ Note 3
Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated VIEs of RMB41,575,173 and RMB22,514,861 (US$3,098,148) as of December 31, 2023 and June 30, 2024, respectively)	41,575,173	22,514,861	3,098,148
Accounts payable – a related party (including amounts of the consolidated VIEs of RMB113,925 and RMB13,083 (US$1,800) as of December 31, 2023 and June 30, 2024, respectively)	113,925	13,083	1,800
Short-term bank loans (including amounts of the consolidated VIEs of RMB22,000,000 and RMB40,000,000 (US$5,504,183) as of December 31, 2023 and June 30, 2024, respectively)	22,000,000	40,000,000	5,504,183
Long-term bank loans, current (including amounts of the consolidated VIEs of RMB300,000 and RMB300,000 (US$41,281) as of December 31, 2023 and June 30, 2024, respectively)	300,000	300,000	41,281
Long-term loans, current (including amounts of the consolidated VIEs of RMB10,112,331 and RMB10,118,652 (US$1,392,373) as of December 31, 2023 and June 30, 2024, respectively)	10,112,331	10,118,652	1,392,373
Salary and welfare payable (including amounts of the consolidated VIEs of RMB15,226,085 and RMB14,259,661 (US$1,962,195) as of December 31, 2023 and June 30, 2024, respectively)	15,226,085	14,259,661	1,962,195
Advance from customers (including amounts of the consolidated VIEs of RMB1,243,428 and RMB940,057 (US$129,356) as of December 31, 2023 and June 30, 2024, respectively)	1,243,428	940,057	129,356
Value added tax (“VAT”) and other tax payable (including amounts of the consolidated VIEs of RMB213,805 and RMB655,281 (US$90,170) as of December 31, 2023 and June 30, 2024, respectively)	213,805	655,281	90,170
Other payables (including amounts of the consolidated VIEs of RMB7,813,897 and RMB11,639,188 (US$1,601,606) as of December 31, 2023 and June 30, 2024, respectively)	7,813,897	11,639,188	1,601,606
Accrued liabilities (including amounts of the consolidated VIEs of RMB9,795,359 and RMB9,103,111 (US$1,252,631) as of December 31, 2023 and June 30, 2024, respectively)	9,795,359	9,103,111	1,252,631
Loans from third parties (including amounts of the consolidated VIEs of RMB1,445,859 and RMB6,607,479 (US$909,219) as of December 31, 2023 and June 30, 2024, respectively)	1,445,859	6,607,479	909,219
Loans from related parties, current (including amounts of the consolidated VIEs of RMB21,660,920 and RMB18,343,965 (US$2,524,214) as of December 31, 2023 and June 30, 2024, respectively)	21,660,920	18,343,965	2,524,214
Amount due to related parties (including amounts of the consolidated VIEs of RMB39,341,842 and RMB42,631,299 (US$5,866,262) as of December 31, 2023 and June 30, 2024, respectively)	39,341,842	42,631,299	5,866,262

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$ Note 3
Operating lease liabilities, current (including amounts of the consolidated VIEs of RMB1,155,119 and RMB732,563 (US$100,804) as of December 31, 2023 and June 30, 2024, respectively)	1,155,119	732,563	100,804
Total current liabilities	171,997,743	177,859,200	24,474,242

Long-term bank loans, non-current (including amounts of the consolidated VIEs of RMB2,700,000 and RMB2,400,000 (US$330,251) as of December 31, 2023 and June 30, 2024, respectively)	2,700,000	2,400,000	330,251
Long-term loans, noncurrent (including amounts of the consolidated VIEs of RMB434,965 and RMB374,015 (US$51,466) as of December 31, 2023 and June 30, 2024, respectively)	434,965	374,015	51,466
Loans from third parties, noncurrent (including amounts of the consolidated VIEs of RMB2,211,748 and RMB2,250,582 (US$309,690) as of December 31, 2023 and June 30, 2024, respectively)	2,211,748	2,250,582	309,690
Loans from related parties, noncurrent (including amounts of the consolidated VIEs of RMB350,492,079 and RMB349,192,079 (US$48,050,429) as of December 31, 2023 and June 30, 2024, respectively)	350,492,079	349,192,079	48,050,429
Operating lease liabilities, noncurrent (including amounts of the consolidated VIEs of RMB781,259 and RMB526,264 (US$72,416) as of December 31, 2023 and June 30, 2024, respectively)	781,259	526,264	72,416
Total non-current liabilities	356,620,051	354,742,940	48,814,252
Total liabilities	528,617,794	532,602,140	73,288,494

Commitments and contingencies	—	—	—

Mezzanine equity
Convertible redeemable preferred shares (US$0.0001 par value; 12,597,228 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024)	1,499,109,342	1,546,818,312	212,849,283
Redeemable non-controlling interests	158,643,836	163,630,138	22,516,256
Total mezzanine equity	1,657,753,178	1,710,448,450	235,365,539

Equity (deficit)
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 4,042,042 shares issued and outstanding as of December 31, 2023 and June 30, 2024)	2,788	2,788	384
Accumulated deficit	(2,120,058,551)	(2,186,808,015)	(300,914,797)
Accumulated other comprehensive loss	—	(3,970)	(546)
Total Pomdoctor Limited’s shareholders’ deficit	(2,120,055,763)	(2,186,809,197)	(300,914,959)
Noncontrolling interests	(7,712)	19,927	2,742
Total deficit	(2,120,063,475)	(2,186,789,270)	(300,912,217)
Total liabilities, mezzanine equity and deficit	66,307,497	56,261,320	7,741,816

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For six months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$ Note 3
Net revenues – third parties	126,939,270	149,266,587	20,539,766
Net revenues – a related party	891,845	897,822	123,544
Net revenues	127,831,115	150,164,409	20,663,310
Cost of revenues	108,264,429	125,823,734	17,313,922
Gross profit	19,566,686	24,340,675	3,349,388

Operating expenses:
Sales and marketing expenses	22,056,137	24,884,898	3,424,276
General and administrative expenses	8,401,343	6,835,897	940,651
Research and development expenses	1,867,471	1,507,847	207,487
Impairment loss on long-lived assets	—	17,861	2,457
Total operating expenses	32,324,951	33,246,503	4,574,871
Loss from operations	(12,758,265)	(8,905,828)	(1,225,483)

Other income (expenses):
Other income	21,697	1,078,270	148,375
Other expense	(1,371,933)	(33,681)	(4,635)
Interest expense	(7,915,239)	(6,179,172)	(850,282)
Government grants	315,812	13,858	1,907
Total other expense, net	(8,949,663)	(5,120,725)	(704,635)
Loss before income tax	(21,707,928)	(14,026,553)	(1,930,118)
Income tax expense	—	—	—
Net loss	(21,707,928)	(14,026,553)	(1,930,118)
Accretion to redemption value of mezzanine equity	(52,405,737)	(52,695,272)	(7,251,111)
Less: Net (loss) income attributable to noncontrolling interests	(1,380)	27,639	3,803
Net loss attributable to the Pomdoctor Limited’s ordinary shareholders	(74,112,285)	(66,749,464)	(9,185,032)
Net loss	(21,707,928)	(14,026,553)	(1,930,118)
Other comprehensive loss:
Total other comprehensive loss	—	(3,970)	(546)
Total comprehensive loss	(21,707,928)	(14,030,523)	(1,930,664)
Accretion to redemption value of mezzanine equity	(52,405,737)	(52,695,272)	(7,251,111)
Less: comprehensive (loss) income attributable to noncontrolling interests	(1,380)	27,639	3,803
Comprehensive loss attributable to the Pomdoctor Limited’s ordinary shareholders	(74,112,285)	(66,753,434)	(9,185,578)

Loss per share
Basic and diluted	(18.34)	(16.51)	(2.27)

Weighted average number of ordinary shares outstanding
Basic and diluted	4,042,042	4,042,042	4,042,042

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	Ordinary shares		Accumulated deficit	Accumulated other comprehensive loss	Total Pomdoctor Limited’s shareholders’ deficit	Noncontrolling interests	Total deficit
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	4,042,042	2,788	(1,974,667,719)	—	(1,974,664,931)	(8,769)	(1,974,673,700)
Net loss	—	—	(21,706,548)	—	(21,706,548)	(1,380)	(21,707,928)
Accretion on convertible redeemable preferred shares to redemption value	—	—	(52,405,737)	—	(52,405,737)		(52,405,737)
Balance at June 30, 2023	4,042,042	2,788	(2,048,780,004)	—	(2,048,777,216)	(10,149)	(2,048,787,365)

Balance at December 31, 2023	4,042,042	2,788	(2,120,058,551)	—	(2,120,055,763)	(7,712)	(2,120,063,475)
Net (loss) income	—	—	(14,054,192)		(14,054,192)	27,639	(14,026,553)
Accretion on convertible redeemable preferred shares to redemption value	—	—	(52,695,272)	—	(52,695,272)	—	(52,695,272)
Other comprehensive loss	—	—		(3,970)	(3,970)	—	(3,970)
Balance at June 30, 2024	4,042,042	2,788	(2,186,808,015)	(3,970)	(2,186,809,197)	19,927	(2,186,789,270)

Balances as of June 30, 2024, in US$		384	(300,914,797)	(546)	(300,914,959)	2,742	(300,912,217)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$ Note 3
Cash flows from operating activities:
Net loss	(21,707,928)	(14,026,553)	(1,930,118)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	44,837	67,255	9,255
Change in expected credit losses	1,701,685	1,068,584	147,042
Allowance for inventory	—	95,657	13,163
Impairment loss on long-lived assets	—	17,861	2,458
Changes in operating assets and liabilities:
Accounts receivable	(21,710,712)	18,170,712	2,500,373
Accounts receivable – a related party	—	(534,391)	(73,535)
Amount due from related parties	1,722,469	1,172,493	161,340
Inventories	(2,128,173)	(1,075,863)	(148,044)
Other receivables	(1,389,280)	(500,037)	(68,807)
Advances to suppliers	(517,648)	(902,814)	(124,231)
Other non-current assets	—	50,500	6,949
Accounts payable	16,381,740	(19,060,312)	(2,622,786)
Accounts payable – a related party	158,207	(100,842)	(13,876)
Salary and welfare payable	91,013	(966,424)	(132,984)
Advance from customers	(2,174,802)	(303,371)	(41,745)
Value added tax (“VAT”) and other tax payable	128,209	441,476	60,749
Other payables	(1,542,188)	3,835,290	527,752
Accrued liabilities	(3,276,219)	(692,248)	(95,256)
Amount due to related parties	5,682,134	3,289,457	452,644
Operating lease liabilities	(850,309)	(677,551)	(93,234)
Net cash used in operating activities	(29,386,965)	(10,631,121)	(1,462,891)

Cash flows from investing activities:
Payment for purchase of property and equipment	—	(17,862)	(2,458)
Net cash used in investing activities	—	(17,862)	(2,458)

Cash flows from financing activities:
Loans from related parties	84,619,671	11,219,986	1,543,921
Repayment to related parties	(45,303,145)	(14,436,941)	(1,986,589)
Proceeds from short-term bank loans	19,000,000	37,000,000	5,091,369
Repayment of short-term bank loans	(9,664,494)	(19,300,000)	(2,655,768)
Proceeds from long-term bank loans	3,000,000	—	—
Repayment of long-term loans	(486,519)	(54,628)	(7,517)
Loans from third parties	2,337,622	8,759,366	1,205,329
Repayment to third parties	(4,770,706)	(4,968,912)	(683,745)
Payment for deferred offering cost	(2,986,684)	(1,656,745)	(227,976)
Net cash provided by financing activities	45,745,745	16,562,126	2,279,024
Effect of exchange rate changes	—	(3,970)	(546)
Net increase in cash and cash equivalents and restricted cash	16,358,780	5,909,173	813,129
Cash and cash equivalents and restricted cash at beginning of the year	2,645,494	6,805,099	936,413

POMDOCTOR LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$ Note 3
Including:
Cash and cash equivalents at beginning of the year	2,485,598	6,717,031	924,294
Restricted cash at beginning of the year	159,896	88,068	12,119

Cash and cash equivalents and restricted cash at end of the period	19,004,274	12,714,272	1,749,542

Including:
Cash and cash equivalents at end of the period	18,646,012	12,714,272	1,749,542
Restricted cash at end of the period	358,262	—	—

Supplemental disclosures of cash flows information:
Cash paid for income tax	—	—	—
Cash paid for interest expense	1,437,491	1,130,609	155,577

Supplemental disclosure of noncash investing and financing activities:
Property and equipment acquired by assuming a long-term loan	707,964	—	—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	—	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION

Pomdoctor Limited (“Pomdoctor” or the “Company”) was incorporated in the Cayman Islands on February 26, 2021 under the Cayman Islands Companies Act as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the ‘‘VIE’’) and the subsidiaries of the VIE (collectively, the “Group”) are principally engaged in online hospital service and pharmaceutical supply chain in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE. The Company is ultimately controlled by Mr. Zhenyang Shi (“Mr. Shi”), founder and a nominee shareholder of the VIE.

On March 12, 2021, the Company established a wholly-owned subsidiary, Pomegranate Cloud Medical Limited (“Pom (HK)”), in accordance with the laws and regulations in Hong Kong.

On April 6, 2021, Pom (HK) established a wholly-owned subsidiary, Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd. (“Guangzhou WFOE” or the “WFOE”), a wholly-owned foreign enterprise (“WFOE”) incorporated in the People’s Republic of China (“PRC”), as part of a restructure of the Company.

Pomdoctor, Pom (HK) and Guangzhou WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the incorporation of the Company and the completion of the Corporate Reorganization (as defined below), the main operating activities of the Group were carried out by Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. (“Qilekang Digital Health” or the “VIE”) and its subsidiaries, which were all established in the PRC. Qilekang Digital Health are principally engaged in online hospital service and pharmaceutical supply chain in PRC.

As of June 30, 2024, the details of the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of ownership by the Company		Principal activities
			Direct	Indirect
Subsidiaries:
Pom (HK)	March 12, 2021	Hong Kong	100% owned by the Company	—	Investment holding
Guangzhou WFOE	April 6, 2021	PRC	100% owned by Pom (HK)	—	WFOE, Investment holding
VIE:
Qilekang Digital Health	January 12, 2010	PRC	—	94.86%	Online hospital service and pharmaceutical supply chain
VIE’s subsidiary:
Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd. (“Modern Logistics”)	October 24, 2002	PRC	—	100% owned by Qilekang Digital Health	Drugs wholesale
Hangzhou Qilekang Pharmaceutical Co., Ltd. (“Hangzhou Qilekang”)	July 27, 2016	PRC	—	100% owned by Qilekang Digital Health	Offline retail pharmacy and drugs wholesale
Nanjing Qilekang Pharmaceutical Co., Ltd. (“Nanjing Qilekang”)	November 13, 2018	PRC	—	80% owned by Qilekang Digital Health	Drugs sales

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

In August 2021, the Company obtained 97.13% equity interest in Qilekang Digital Health which controlled by the Founder and the nominee shareholders. The transaction undertaken by the Company and the Founder and the nominee shareholders to restructure the Group was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interest using historical cost. The accompanying unaudited condensed consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. In October 2023, the Company terminated the contractual agreements with General Technology Group Investment Management Co., Ltd., or General Technology, who holds 2.27% of the equity interest of the VIE. Since October 2023, the Company’s equity interest in Qilekang Digital Health was changed to 94.86%.

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals and PRC entities (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above and in accordance with SEC Regulation SX-3A-02 and ASC810-10, the Company is deemed to be the primary beneficiary of Qilekang Digital Health and the financial positions, the operating results and cash flows of Qilekang Digital Health and its subsidiaries are consolidated in the Company’s unaudited condensed consolidated financial statements for financial reporting purposes. The described contractual arrangements are as follows:

Exclusive Business Cooperation Agreement.    Pursuant to an Exclusive Business Cooperation Agreement dated August 10, 2021 by and between Guangzhou WFOE and Qilekang Digital Health, Guangzhou WFOE has the exclusive right to provide or designate any third party to provide comprehensive technical support, consulting services and other related services to Qilekang Digital Health. In exchange, Qilekang Digital Health agrees to pay an agreed service fees to Guangzhou WFOE on annual basis or at any other agreed time. Without the prior written consent of Guangzhou WFOE, Qilekang Digital Health cannot accept same or similar services provided by, or establish same or similar cooperation relationship with, any third party. This Exclusive Business Cooperation Agreement will remain effective for 30 years unless earlier terminated in accordance with provisions of this agreement or other agreements separately executed between Guangzhou WFOE and Qilekang Digital Health, and will automatically be extended for another 30 years unless agreed by Guangzhou WFOE on this agreement’s termination upon expiration of its term. Unless otherwise required by the applicable laws, Qilekang Digital Health has no right to terminate this agreement unilaterally.

Power of Attorney.    Pursuant to each of the Power of Attorneys dated August 10, 2021 and October 24, 2023 by and among Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) irrevocably authorized Guangzhou WFOE to act on their respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in Qilekang Digital Health, including but not limited to right to convene and attend shareholders’ meetings, the right to vote and all other rights as shareholders under the articles of association of Qilekang Digital Health and under the laws of China. Without the prior written consent of Guangzhou WFOE, the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have no right to increase, decrease, transfer, pledge, or by any other manner to dispose of or change all or a portion of the equity interest held by such shareholders. The Power of Attorneys shall be irrevocable and remain effective as long as such shareholders remain as Qilekang Digital Health’s shareholders.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

Spousal Consent Letters.    Spouses of two shareholders of Qilekang Digital Health, Mr. Zhenyang Shi and Ms. Li Xu, who collectively hold 13.97% of equity interests in Qilekang Digital Health, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interest in Qilekang Digital Health held by and registered in the name of such shareholder be disposed of in accordance with the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Power of Attorney, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Qilekang Digital Health held by the shareholders. In addition, in the event that the signing spouses obtain any equity interest in Qilekang Digital Health held by the shareholders for any reason, they agree to be bound by and sign a series of written documents in substantially the same format and content as the Contractual Arrangements described above and the Exclusive Business Cooperation Agreement, as may be amended from time to time.

Equity Interest Pledge Agreement.    Pursuant to each of the Equity Interest Pledge Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have agreed to pledge 94.86% of equity interests in Qilekang Digital Health to Guangzhou WFOE to guarantee the performance by such shareholders of their obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement, as well as the performance by Qilekang Digital Health of its obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement. In the event of a breach by Qilekang Digital Health or any shareholder of contractual obligations under the Equity Interest Pledge Agreements, Guangzhou WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Qilekang Digital Health and will have priority in receiving the proceeds from such disposal. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) also have undertaken that, without prior written consent of Guangzhou WFOE, they will not dispose of, place, or permit any encumbrance on the pledged equity interests.

Exclusive Option Agreement.    Pursuant to each of the Exclusive Option Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), such shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have irrevocably granted Guangzhou WFOE or its designated person, to the extent permitted by PRC laws, an exclusive option to purchase all or part of their equity interests in Qilekang Digital Health. Guangzhou WFOE or its designated person may exercise such option to purchase all of equity interests at the price based on registered capital contributed by the shareholders (except for Zhongke Baiyun and General Technology) or the price as agreed in a separate equity transfer agreement. Qilekang Digital Health has undertaken that, without Guangzhou WFOE’s prior written consent, it will not, among other things, (i) change its registered capital, (ii) merge with any other entity, (iii) sell, transfer, mortgage, or dispose of its material assets, or (iv) amend its articles of association. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have undertaken that, without Guangzhou WFOE’s prior written consent, they will not sell, transfer, mortgage or dispose of equity interest in Qilekang Digital Health. The Exclusive Option Agreements will remain effective until all equity interest held by the shareholders of Qilekang Digital Health in Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have been transferred or assigned to Guangzhou WFOE or any other person designated by Guangzhou WFOE.

In August 2021, Guangdong Zhongke Baiyun Emerging Industry Venture Capital Fund Co., Ltd., or Zhongke Baiyun, which holds 2.87% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements.

In October 2023, the Company terminated the contractual arrangements with General Technology Group Investment Management Co. Ltd., or General Technology. General Technology, which holds 2.27% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not re-enter into contractual arrangements

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements. The preferred shares of General Technology were reclassified as redeemable non-controlling interest. Please see Note 13.

In the same month, the Company terminated the relevant agreements with Mr. Shi and Ms. Xu, with Guangzhou WFOE entering into a new series of agreements with Qilekang Digital Health and each of Mr. Shi and Ms. Xu, Guangzhou Jinpin Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Pin, Guangzhou Jinshang Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Shang, Guangzhou Jinyue Management Consulting Partnership (Limited Partnership). or Guangzhou Jin Yue. and Guangzhou Jinqiu Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Qiu. In January 2024, the Company completed the ODI procedures and registration of adding four domestic limited partnerships as the new shareholders of Qilekang Digital Health. Since January 2024, 34 nominators indirectly hold the equity of Qilekang Digital Health through four domestic limited partnerships in China. The owners of the three domestic limited partnerships, namely Guangzhou Jin Pin, Guangzhou Jin Shang and Guangzhou Jin Yue indirectly hold the shares of the Company. The owners of Guangzhou Jin Qiu indirectly holds the shares of the Company through an qualified overseas related entities.

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the Group, including its subsidiary, the VIE and the subsidiaries of the VIE, is not in violation with any applicable PRC laws, (ii) each of the VIE agreements is legal, valid, binding and enforceable to each party of such agreements in accordance with its terms and applicable PRC Laws; and (iii) each of the Group’s PRC subsidiaries, the VIE and the subsidiaries of the VIE have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operation in PRC are in compliance with existing PRC laws and regulations.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

In addition, if the VIE or the Nominee Shareholders fail to perform their obligations under the Contractual Agreements, the Group may have to incur substantial costs and expend resources to enforce the primary beneficiary’ rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of the Contractual Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION (cont.)

recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce the Contractual Agreements, the primary beneficiary may not be able to exert effective control over its VIE, and the Group’s ability to conduct its business may be negatively affected.

The following tables represent the selected financial information for the VIE as of December 31, 2023 and June 30, 2024 and for the six months ended June 30, 2023 and 2024.

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
Current assets	59,417,510	47,832,342	6,581,950
Non-current assets	6,889,987	8,428,978	1,159,866
Total assets	66,307,497	56,261,320	7,741,816
Current liabilities	171,997,743	177,859,200	24,474,242
Non-current liabilities	356,620,051	354,742,940	48,814,252
Total liabilities	528,617,794	532,602,140	73,288,494
Net deficit	(462,310,297)	(476,340,820)	(65,546,678)
	For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net revenues	127,831,115	150,164,409	20,663,310
Net loss	(21,707,928)	(14,026,553)	(1,930,118)
	For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net cash used in operating activities	(29,386,965)	(10,631,121)	(1,462,891)
Net cash used in investing activities	—	(17,862)	(2,458)
Net cash provided by financing activities	45,745,745	16,562,126	2,279,024

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

Note 2 — GOING CONCERN

The Group’s unaudited condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as reflected in the Group’s financial statements, the Group incurred net losses of RMB21.7 million and RMB14.0 million (US$1.9 million) for six months ended June 30, 2023 and 2024, respectively. Net cash used in operating activities was RMB29.4 million and RMB10.6 million (US$1.5 million) for six months ended June 30, 2023 and 2024, respectively. Accumulated deficit was RMB2,120.1 million and RMB2,186.8 million (US$300.9 million) as of December 31, 2023 and June 30, 2024, respectively. The working capital deficit was RMB112.6 million and RMB130.0 million (US$17.9 million) as of December 31, 2023 and June 30, 2024, respectively. Its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Group’s obligations as they become due for the next twelve months after the date that the unaudited condensed consolidated financial statements were available to be issued. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — GOING CONCERN (cont.)

Management’s plan to alleviate the substantial doubt about the Group’s ability to continue as a going concern include as follows: (i) from July 1, 2024 to October 15, 2024, we obtained loans from related parties and third parties amounting to RMB4.9 million, with one-year loan period and interest rates variable from 0% to 18%, and (ii) the Group is attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Group’s ongoing capital expenditures, working capital, and other requirements.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amount or the amounts and classification of liabilities that may result should the Group be unable to continue as a going concern.

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying unaudited condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIE through power to govern the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated. All significant inter-company transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries are eliminated upon consolidation.

Noncontrolling interests

For the Group’s subsidiaries majority-owned by the Company’s VIE and VIE’s subsidiaries, noncontrolling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Group as the controlling shareholder. As of June 30, 2024, noncontrolling interest on the consolidated balance sheets was resulted from the consolidating 94.86% equity interest in Qilekang Digital Health, the VIE and 80.00% equity interest in Nanjing Qilekang Pharmaceutical Co., Ltd. (“Nanjing Qilekang”), a subsidiary of Qilekang Digital Health; The 5.14% of Qilekang Digital Health were held by two third-party institute shareholders and 20.00% of Nanjing Qilekang is held by an individual.

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of the accompanying unaudited condensed consolidated financial statements relate to the assessment of the valuation of accounts receivable, advances to suppliers, other receivables and related allowance for credit losses, useful lives of property and equipment, inventory reserve, recoverability and useful lives of long-lived assets, and valuation allowance on deferred tax assets. The Group bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Group and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is US$. The functional currency of the Group’s PRC entities is RMB.

In the unaudited condensed consolidated financial statements, the financial information of the Group and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive loss. For the six months ended June 30, 2023 and 2024, the Group has foreign currency translation adjustment of nil and RMB3,970 (US$546), respectively.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of US$1 per RMB7.2672 on June 28, 2024, as published on the prevailing foreign exchange website. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Fair value measurements

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities;
Level 2 —

Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data;

Level 3 —	Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, advance to suppliers, other current assets, accounts payable, other payable, salary and welfare payable, value added tax (“VAT”) and other tax payable, advance from customers and accrued liabilities are a reasonable approximation of fair value due to the short maturities of these instruments.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, investments in interest bearing demand deposit accounts, time deposits with terms of and less than three months.

Restricted cash

Restricted cash mainly represents the bank deposits judicially frozen by the court. As of December 31, 2023 and June 30, 2024, the Group has restricted cash balance of RMB88,068 and nil, respectively.

Accounts receivable

Accounts receivable is stated at the historical carrying amount net of allowance for expected credit loss. The Group uses the aging schedule method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. Additionally, the Group makes specific credit losses based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

Allowance for credit losses

Commencing January 1, 2023, the Group adopted ASC326, Financial Instruments-Credit Losses (“ASC326”), using modified-retrospective transition approach. Pursuant to ASC 326, an allowance for credit losses for financial assets is carried at amortized cost to present the net amount expected to be collected as of the balance sheet date.

Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when the Group determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date.

Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of nil was recognized as of January 1, 2023. The adoption of ASC 326 did not have a material impact on the Company’s financial statements. The Group pools financial assets based on similar risk characteristics to estimate expected credit losses. The Group estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Group has adopted aging schedule method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Advances to suppliers

Advances to suppliers consist of prepayments to its suppliers, such as pharmaceutical manufacturers and other distributors. The Group continuously monitor delivery from, and payments to, its vendors while an allowance for estimated credit losses based upon historical experience and any specific supplier issues, such as discontinuing of inventory supply, that have been identified. The balance is refundable and bears no interest. No allowance was provided for the balances of advances to suppliers as of December 31, 2023 and June 30, 2024.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Group periodically reviews its inventory and records write-downs to inventories for losses and damages that are identified. The Group provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value. As of December 31, 2023 and June 30, 2024, the reserve for inventory was RMB503,079 and RMB598,736 (US$82,389), respectively.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred offering costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. As of June 30, 2024, the Group did not complete its initial public offering (“IPO”). As of December 31, 2023 and June 30, 2024, the accumulated deferred offering cost was RMB5,744,615 and RMB7,401,360 (US$1,018,461), respectively.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation or amortization, and impairment, if any. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Leasehold improvements are amortized over the shorter of lease term or remaining lease period of the underlying assets. Following are the estimated useful lives of the Group’s property and equipment:

Estimated Useful Life
Leasehold improvements	3 years
Office equipment & furniture	3 – 5 years
Motor vehicles	3 – 5 years

Maintenance, repairs and minor renewals are charged to expenses as incurred.

Intangible assets, net

Intangible assets consist of software purchased from third parties and developed internal-use software. Costs related to software acquired, developed, or modified solely to meet the Group’s internal-use requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. Maintenance costs are expensed as incurred.

Intangible assets with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives, usually 5 years.

The Group evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The Group did not recognize any impairment charges for intangible assets for the six months ended June 30, 2023 and 2024, respectively.

Impairment of long-lived assets with definite lives

The Group evaluates long-lived assets, including property and equipment, operating lease right-of-use assets, and intangible assets with definite lives for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the carrying amount of the asset or asset group to the related projected undiscounted cash flows expected to result from the use of the assets or asset group and their eventual disposition, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the carrying amount of the assets or assets group exceeds the expected undiscounted cash flows, the Group would recognize an impairment loss based on the fair value of the assets or assets group.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

No impairment loss on property and equipment, operating lease right-of-use assets, and intangible assets with definite lives was recorded for six months ended June 30, 2023. The Group recorded impairment loss on property and equipment, operating lease right-of-use assets and intangible assets with definite lives of RMB17,861 (US$2,458), nil and nil for six months ended June 30, 2024.

Impairment of long-term investment

The Group assesses impairment of equity investments without readily determinable fair values by assessment for impairment qualitatively at each reporting period. That impairment assessment is similar to the qualitative assessment for long lived assets, goodwill, and indefinite-lived tangible assets. Upon determining that impairment exists, the Group should calculate the fair value of that investment and recognize as an impairment in net income any amount by which the carrying value exceeds the fair value of the investment. For six months ended June 30, 2023 and 2024, no impairment loss on long-term investment was recorded for the Group.

Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

The following is a discussion of the Group’s revenue recognition policies by segment under the new revenue recognition accounting standard:

Internet hospital

The Internet hospital is a comprehensive remote medical service platform, especially for certain chronic disease, that connects doctors with customers through the Group’s WeChat official account and mobile apps to facilitate the doctors to provide online follow-up consultations and online prescription renewal service to the customers and also the Group sells pharmaceuticals to the customers through the Internet hospital platform.

Online consultation and prescription renewal service

Patients can consult doctors on medical issues or renew their prescriptions through Internet hospital platform. Patients could first describe their symptoms via text or picture, choose doctors based on the description of symptoms and their medical records. Based on a patient’s responses during the consultation, the doctor provides medical recommendations or advises the patient to conduct detailed examinations at hospitals and upload the results to our system for follow-up consultations. Each medical consultation lasts up to 24 hours by system default and can be terminated by the doctor upon its conclusion. The Group charges service fee to the patients at a fixed price set case-by-case based on the doctor’s rank. The Group’s performance obligation is to provide consultation services to customers. Specifically, other than consultation services there are no other commitments, quantitatively

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Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

or qualitatively, related to provision of service via the online platform. Therefore, there is only one performance obligation in this type of contract. The Group recognizes the revenue on a gross basis as the Group is acting as a principal because the Group controls the services provided to the patients. The Group is able to direct registered doctors to provide service on the behalf of the Group. If the directed doctor is not able to complete the service in limited circumstances, the Group will assign another registered doctor to provide the service. In addition, the Group has the discretion in setting the prices for the services. The registered doctors are obligated to comply with the rules set by the Group when providing the service. The service revenue is recognized at the point in time when the service is rendered.

Online pharmacy sales

The Group generates revenue from online pharmacy sales through its Internet hospital. Upon the completion of a doctor’s service to a customer and the prescription drug is also applicable to the customer, a prescription drugs list will be generated automatically in the customer’s account. The patient may directly confirm the prescription drugs list and make payment, then the Group delivers the prescription drugs to the customer by third party courier companies. The performance obligation is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via the online platform. Therefore, there is only one performance obligation in this type of contract. Revenue from online drug sales is recognized when prescription drugs are accepted by customers. Historically, sales returns after prescription receipts have been minimal.

Pharmaceuticals supply chain

Pharmacy retail sales

The Group generates revenue from the sale of prescription drugs, over-the-counter (“OTC”) drugs, traditional Chinese medicine (“TCM”) and others in physical pharmacies. The sales price is fixed based on each transaction. No financial component, variable consideration and redeemed membership rewards. The performance obligation under the contract is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via pharmacy retail sales. Therefore, there is only one performance obligation in this type of contract. Revenue from sales of drugs and others at drugstores is recognized when the customer picks up and pays for the drugs and others. Usually the majority merchandise, such as prescription and OTC drugs, are not refundable after the customers leave the counter. Returns of others are minimal.

Pharmacy wholesale

The Group generates revenue from selling pharmaceuticals to businesses, primarily to pharmacies and medical products dealers. The terms of pricing and payment stipulated in the contract are fixed. The performance obligation under the contract is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via the Company’s pharmacy wholesale business. Therefore, there is only one performance obligation in this type of contract. Revenue from sales of pharmacies to non-retail customers is recognized when the pharmaceuticals are transferred to and accepted by customers. Historically, sales returns have been minimal.

The Group’s revenue is net of value added tax (“VAT”) collected on behalf of the PRC tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of Revenue

The following table summarizes disaggregated revenue from contracts with customers by service type:

	For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Revenue from Internet hospital
– Online pharmacy sales and other sales revenue	35,094,342	36,269,187	4,990,806
– Online consultation service and other service revenue	755,377	560,186	77,084
Subtotal	35,849,719	36,829,373	5,067,890

Revenue from pharmaceuticals supply chain
– Pharmacy retail sales	3,242,519	3,946,190	543,014
– Pharmacy wholesale	88,738,877	109,388,846	15,052,406
Subtotal	91,981,396	113,335,036	15,595,420
Total	127,831,115	150,164,409	20,663,310

All the Group’s revenue is recognized at a point in time. See Note 17 for more information regarding revenue disaggregation by major source in each segment.

Contract Balances

Contract liabilities are presented as advance from customers in the consolidated balance sheets, which primarily represent the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration in advance. The consideration received remains a contract liability until goods or services have been provided to the customers. Due to the generally short-term duration of the relevant contracts, the obligations are satisfied within one year. The amount of revenue recognized that was included in advance from customers at the beginning of the period were RMB2,659,348 and RMB446,023 (US$61,375) for six months ended June 30, 2023 and 2024, respectively. The balances of advance from customers as of December 31, 2023 and June 30, 2024 was RMB1,243,428 and RMB940,057 (US$129,356), respectively.

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. As of December 31, 2023 and June 30, 2024, the Group does not have any contract assets.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group operates within two main reportable segments: Internet hospital and pharmaceuticals supply chain. The Internet hospital segment includes providing online follow-up consultations and online prescription renewal service to customers and also sells prescription to customers through the Group’s website and apps. The pharmaceutical supply chain segment includes pharmacy retail sales and wholesale. The pharmacy retail sales sell prescription and over-the-counter (“OTC”) medicines, TCM and others to retail customers. The wholesale includes supplying the Group’s own retail drugstores with prescription and OTC medicines, TCM and others (which sales have been eliminated as intercompany transactions), and also selling them to other drug vendors and hospitals. The segments’ accounting policies are the same as those described in the summary of significant accounting policies. The Group’s reportable business segments are strategic business units that offer

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

different products and services. Each segment is managed separately because they require different operations and markets to distinct classes of customers. As our long- lived assets are substantially located in the PRC, no geographical segments are presented.

Cost of revenues

Costs of revenues consist primarily of inventory cost. These costs are charged to the consolidated statements of operation and comprehensive loss as incurred.

Shipping and handling expense

Shipping and handling fees associated with outbound freight are expensed as incurred and included in sales and marketing expenses. Shipping and handling expense were RMB503,490 and RMB901,489 (US$124,049) for six months ended June 30, 2023 and 2024, respectively.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties, uncertain tax provisions or interest relating to income taxes were incurred for six months ended June 30, 2023 and 2024.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. All of the Group’s products are sold in the PRC and are subject to a VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing or acquiring its finished products. The Group recorded a VAT payable net of payments in the accompanying unaudited condensed consolidated financial statements.

Advertising and promotion costs

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB1,442,309 and RMB6,513,157 (US$896,240) for six months ended June 30, 2023 and 2024, respectively.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Research and development expenses

Research and development expenses consist primarily of personnel-related expenses incurred for the enhancement and maintenance of the Group’s websites and internal use software. Depreciation expenses and other operating costs that are directly related to research and development, if any, are also included in research and development expenses. The Group recognizes research and development expenses when incurred.

Government grants

Government grants include cash subsidies received from various government agencies by the VIE and VIE’s subsidiaries of the Group. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of operations and comprehensive loss when the relevant performance criteria specified in the grant are met. The government grants with certain operating conditions are recorded as “other payable” when received, if any, and will be recorded as other income when the conditions are met.

Loss per share

Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses. Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary equivalent shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 5% or more of the Group’s securities (ii) the Group’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group, or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s unaudited condensed consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Mezzanine Equity

Convertible Redeemable preferred shares

Mezzanine equity represents the Series Pre-A, Series A, Series B-1, Series B-2, Series B-3 and Series B-4 convertible redeemable preferred shares (collectively, the “Preferred Shares”) issued by the Company. Preferred Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events outside of the Company’s control. Therefore, the Group classifies the Preferred Shares as mezzanine equity.

The Series Pre-A and A Preferred Share will be recorded at the higher of (i) 100% of the issue price plus a simple interest rate of 12% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Series Pre-A and A Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

The Series B-1, B-2, B-3 and B-4 Preferred Share will be recorded at the higher of (i) 100% of the issue price plus a simple interest rate of 10% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

Redeemable non-controlling interests

Redeemable non-controlling interests represent preferred shares financing by subsidiaries of the Group from non-controlling shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable non-controlling interests. The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity. The noncontrolling interest will be recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, other comprehensive income or loss, and dividends) or (2) the redemption price.

Employee benefits

The full-time employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Risks and uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Substantially all of the Group’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Concentrations and credit risk

Certain financial instruments, which subject the Group to concentration of credit risk, consist of cash and restricted cash. The Group has cash balances at financial institutions located in PRC. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (US$68,802) per bank. As of December 31, 2023 and June 30, 2024, the Group had deposits totaling RMB6,717,031 and RMB12,714,272 (US$1,749,542) that were covered by such limited insurance, respectively. Any balance over RMB 500,000 (US$68,802) per bank in PRC will not be covered. To date, the Group has not experienced any losses in such accounts.

For six months ended June 30, 2024, there was one customer that accounted for 34.0% of the Group’s total revenue; as of June 30, 2024, there was one customer accounted for 11.0% of the Group’s gross accounts receivable. For six months ended June 30, 2023, there was one customer accounted for 55.3% of the Group’s total revenue; as of December 31, 2023, there were two customers collectively accounted for 66.1% of the Group’s gross accounts receivable. No other customers account for 10% or more of total revenue or gross account receivable of the Group except as disclosed above.

For six months ended June 30, 2024, there was one supplier accounted for 42.7% of the Group’s total purchases; as of June 30, 2024, there was one supplier accounted for 11.2% of the Group’s accounts payable. For six months ended June 30, 2023, there were two suppliers collectively accounted for 54.1% of the Group’s total purchases; as of December 31, 2023, there were two suppliers collectively accounted for 48.3% of the Group’s accounts payable. No other suppliers account for 10% or more of total purchase or account payable of the Group except as disclosed above.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees are required to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability is equal to the present value of lease payments. The asset is based on the liability, subject to certain adjustments, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases result in straight-line expense (similar to operating leases under the prior accounting standard) while finance leases result in a front-loaded expense pattern (similar to capital leases under the prior accounting standard). Lessor accounting is similar to the prior model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue standard, ASU 2014-9.

The following is a discussion of the Group’s lease policy under the new lease accounting standard:

The Group determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Group’s leases is not readily determinable, the Group utilizes its incremental borrowing rate for a similar term as the underlying lease, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives.

The Group leases premises for retail drugstores, warehouse and offices under non-cancellable operating leases. Operating lease payments are expensed over the term of lease using straight line method. A majority of the Group’s retail drugstore leases have a 3 to 5 year term. Usually within one to three months prior to the expiration date of a lease,

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the Group is required to notify the lessor and has a priority to continue renting the lease property if a lessor intends to lease property. The lease itself does not have restriction or covenants. If both parties agree to continue, a new lease contract with new lease terms has to been signed by both parties. Usually the rent may increase year by year based on the lease contract. Sublease is typically not allowed. Any damage, if made by the lessee, to the property and equipment within the property has to been fixed or reimbursed by the lessee. The Group does not have any leases entered into but which have not yet commenced. The Group has historically been able to renew a majority of its drugstores leases. As of June 30, 2024, the weighted average remaining lease term is 1.85 years and the weighted average discount rate is 6.56%. Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the leases. See Note 8 “LEASE” for additional information.

Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the leases. See Note 8 “LEASE” for additional information.

The Group elected the short-term lease exemption for all contracts with lease term of 12 months or less.

The Group evaluates right-of-use assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. No impairment charges for right-of-use assets was recognized for the Group for six months ended June 30, 2023 and 2024, respectively.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequently to the enactment of the JOBS Act until such time as those standards apply to private companies.

In accordance with the recent updates to the accounting standards, the FASB has issued several new ASUs to enhance the clarity and consistency in financial reporting. Below is a summary of the key amendments and their effective dates:

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements. ASU 2023-01 is effective for the Group for annual and interim reporting periods beginning after December 15, 2023. The Company concluded that no effect of the adoption of this ASU.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Group is in the process of evaluating the effect of the adoption of this ASU.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), intended to improve segment disclosures requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require the public entity disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported, measure of segment profit or loss, an amount for other segment items by reportable segment and a description of its composition. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Group does not expect that the adoption of ASU 2023-07 will have a material impact on its unaudited condensed consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency of income tax disclosures. The amendments in ASU 2023-09 requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Group is currently evaluating ASU 2023-09 to determine the impact it may have on its unaudited condensed consolidated financial statements disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 4 — ACCOUNTS RECEIVABLE, NET

Trade accounts receivable consisted of the following:

	As of December 31, 2023	As of June 30,
		2024	2024
	RMB	RMB	US$
Accounts receivable	29,490,323	11,319,611	1,557,630
Allowance for expected credit losses	(846,683)	(953,944)	(131,267)
Total	28,643,640	10,365,667	1,426,363

The following table presents movement of allowance for expected credit losses against accounts receivable:

	For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Balance at the beginning of the year	—	846,683	116,507
Accrual/(reversal)	1,191,758	107,261	14,760
Balance at the end of the period	1,191,758	953,944	131,267

Note 5 — INVENTORIES

Inventory mainly consists finished goods, such as prescription drugs and over-the-counter (“OTC”) drugs, traditional Chinese medicine (“TCM”) and others, valued at RMB12,694,419 and RMB13,674,625 (US$1,881,691) as of December 31, 2023 and June 30, 2024, respectively. The Group recorded allowance for inventory valuation of nil and RMB95,657 (US$13,163) for six months ended June 30, 2023 and 2024, respectively.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — OTHER RECEIVABLES, NET

Other receivables consisted of the following:

	As of December 31, 2023	As of June 30,
		2024	2024
	RMB	RMB	US$
Deposits	1,850,499	2,398,336	330,022
Advance to employees*	2,216,737	2,226,144	306,328
Prepaid expenses	582,553	280,918	38,656
Other current assets**	2,856,096	2,447,436	336,778
Others	463,809	1,093,937	150,531
Subtotal	7,969,694	8,446,771	1,162,315
Allowance for expected credit losses	(1,978,995)	(2,917,358)	(401,442)
Total	5,990,699	5,529,413	760,873

____________

*        Advance to employees represent cash paid in advance to employees for the business expenses that are anticipated to be incurred by the employee on behalf of the Group and loan to employees that borrowers will repay over time.

**      Other current assets represent the balance of input of value added tax (“VAT”) which will be deductible from output VAT incurred in the next twelve months.

The following table presents movement of allowance for expected credit losses against other receivables:

	For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Balance at the beginning of the year	1,446,767	1,978,995	272,319
Accrual	509,927	1,051,096	144,635
Reversal	—	(89,773)	(12,353)
Write off	—	(22,960)	(3,159)
Balance at the end of the period	1,956,694	2,917,358	401,442

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2023	As of June 30,
		2024	2024
	RMB	RMB	US$
Leasehold improvements	4,758,936	4,758,936	654,851
Office equipment and furniture	5,713,889	5,700,218	784,376
Motor vehicles	813,577	813,577	111,952
Less: Accumulated depreciation and amortization	10,640,543	10,677,842	1,469,320
Less: Impairment	49,987	66,271	9,119
Property and equipment, net	595,872	528,618	72,740

Total depreciation expense for property and equipment was RMB44,837 and RMB67,255 (US$9,255) for six months ended June 30, 2023 and 2024, respectively.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — PROPERTY AND EQUIPMENT, NET (cont.)

The following table presents movement of impairment of property and equipment:

	For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Balance at the beginning of the year	40,163	49,987	6,878
Accrual	—	17,861	2,458
Write off	—	(1,577)	(217)
Balance at the end of the period	40,163	66,271	9,119

Note 8 — LEASE

The Group leases office space, warehouse and pharmacy from third parties.

Lease classification for lease contracts that existed before January 1, 2019 the Group’s adoption date of ASC 842 was not reassessed upon adoption of the new lease guidance. New lease contracts entered into after January 1, 2019 is classified as operating lease or finance lease at inception of the lease in accordance with ASC 842. The Group does not have any finance lease during six months ended June 30, 2023 and 2024. As of June 30, 2023 and 2024, the Group recognized the following items related to operating leases in its consolidated balance sheet.

	As of December 31, 2023	As of June 30,
		2024	2024
	RMB	RMB	US$
ASSETS
Right-of-use assets	3,877,501	3,877,501	533,562
Less: impairment	3,877,501	3,877,501	533,562
Right-of-use assets, net	—	—	—

LIABILITIES
Operating lease liabilities – current	1,155,119	732,563	100,804
Operating lease liabilities – non-current	781,259	526,264	72,416

As of December 31, 2023 and June 30, 2024, the operating lease’s weighted average remaining lease term was 1.47 years and 1.85 years, respectively. As of December 31, 2023 and June 30, 2024, and weighted average discount rate was 6.71% and 6.56%, respectively.

The following table presents movement of impairment of operating lease right-of-use assets:

	For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Balance at the beginning and at the end of the year/period	5,197,770	3,877,501	533,562

Cash flow information related to leases consists of the following:

	For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Operating cash payments for operating leases	1,197,577	730,681	100,545

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LEASE (cont.)

The minimum future lease payments as of June 30, 2024 are as follows:

	Operating leases
	RMB	US$
For the year ending June 30,
2025	785,577	108,099
2026	367,500	50,570
2027	185,220	25,487
Total future lease payments	1,338,297	184,156
Less: Imputed interest	79,470	10,936
Total lease liability balance	1,258,827	173,220

Note 9 — TAXES

Composition of income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Group and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Group or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Pom (HK) is incorporated in Hong Kong and is subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and the remaining profits will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. All our company operates within mainland China are governed by the income tax laws of the PRC and the income tax provision is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for the HNTE status every three years. Qilekang Digital Health obtained the HNTE certificate in December 2021, and enjoyed a preferential income tax rate at 15% from 2021 to 2024.

The current and deferred portions of income tax expense included in the unaudited condensed consolidated statements of comprehensive loss were as follows:

For six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Current income tax expense	—	—	—
Deferred tax expense	—	—	—
Total Income taxes	—	—	—

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — TAXES (cont.)

The Group had no current or deferred income tax expenses or benefits for six months ended June 30, 2023 and 2024.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for six months ended June 30, 2023 and 2024:

	For six months ended June 30,
	2023	2024
	%	%
PRC income tax statutory rate	25.00%	25.00%
Non-deductible expenses
Non-deductible interest expense	(7.83)%	(7.91)%
Others	(0.57)%	(2.15)%
Non-taxable income	—	0.90%
Effect of preferential tax rate	(6.32)%	(6.5)%
Prior year true up of NOL	—	(8.49)%
Expired tax loss	—	(14.98)%
Additional deduction of research and development expenses	2.15%	—
Change in valuation allowance	(12.43)%	14.13%
Income tax expense	—	—

The tax effects of temporary differences and net operating losses that give rise to the deferred tax balances at December 31, 2023 and June 30, 2024 are as follows:

	As of December 31, 2023	As of June 30,
		2024	2024
	RMB	RMB	US$
Deferred tax assets:
Credit loss provision	495,534	661,929	91,084
Inventory reserve	120,347	146,102	20,104
Impairment of long-term investment	75,000	75,000	10,320
Lease liability	353,448	210,168	28,920
Accrued payroll payable	1,248,877	1,172,229	161,304
Net operating loss carry forwards	81,088,251	79,048,369	10,877,418
Total deferred tax assets	83,381,457	81,313,797	11,189,150
Valuation allowance	(83,381,457)	(81,313,797)	(11,189,150)
Deferred tax assets, net	—	—	—

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — TAXES (cont.)

Changes in valuation allowance are as follows:

	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Balance at beginning of the year/period	92,804,400	83,381,457	11,473,670
Expiration of NOL	(909,936)	(2,100,941)	(289,099)
Addition	2,697,611	1,224,519	168,499
Prior year true up of NOL	(11,865,560)	(1,191,238)	(163,920)
Balance at end of the year/period	82,726,515	81,313,797	11,189,150

In general, the PRC tax authority has up to five years to conduct examinations of the Group’s tax filings. Accordingly, as of December 31, 2023, mainland China subsidiaries and VIE and its subsidiaries for the tax years 2018 through 2022 remain open to examination by the taxing jurisdictions. According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. As of December 31, 2023 and June 30, 2024, tax-loss carry-forwards amounted to RMB531,724,823 and RMB525,249,279 (US$72,276,706) respectively. As of June 30, 2024, net operating loss carryforwards from PRC will expire in calendar years 2025 through 2034 if not utilized.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2023 and June 30, 2024, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and June 30, 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For six months ended June 30, 2023 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOANS FROM THIRD PARTIES

As of June 30, 2024		Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
		RMB	US$
Loan from third parties	(a)	2,795,480	384,671	Due on demand	From 0% to 30%	Partially guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
		3,811,999	524,548	From July 2024 to May 2025	From 0% to 24%	Partially guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Total		6,607,479	909,219
As of June 30, 2024	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Loans from third parties, non-current
Ping Fang	2,000,582	275,289	August 31, 2025	9.6%	Partially guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Xueyi Xie	250,000	34,401	December 31, 2025	N/A	N/A
Total	2,250,582	309,690
As of December 31, 2023		Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
		RMB
Loan from third parties	(a)	1,445,859	Due on demand	From 0% to 30%	Partially guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Total		1,445,859

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOANS FROM THIRD PARTIES (cont.)

As of December 31, 2023	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Loans from third parties, non-current
Ping Fang	2,000,582	August 31, 2025	9.6%	Partially guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Haiming Luo	211,166	December 31, 2025	24%	Partially guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Total	2,211,748

____________

(a)      For six months ended June 30, 2023 and 2024, the Group entered into various loans agreements with individuals for an aggregated amount of RMB2,337,622 and RMB8,759,366 (US$1,205,329), respectively, to facilitate its business operations. During the year of 2023 and six months ended June 30, 2024, the Group did not fully repay the loans when due, such default may lead to callable of the loan at any time by these entity and individuals. The Group is aware of the possible penalty and/or other consequence due to the default, however, no reasonable estimate can be made at this time.

Interest expenses of the loans from third parties for six months ended June 30, 2023 and 2024 amounted to RMB594,885 and RMB371,023 (US$51,054), respectively.

As of June 30, 2024, the Group’s future obligations for the loans from third parties according to the terms of the loans are as follows:

For the year ending June 30,	RMB	US$
2025	7,021,991	966,258
2026	2,283,206	314,180
Total future loan payments	9,305,197	1,280,438
Less: Imputed interest	447,136	61,529
Total loans from third parties	8,858,061	1,218,909

Note 11 — LOANS

Outstanding balances of loan consist of the following:

As of June 30, 2024	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Short-term bank loans
Industrial Bank Co., Ltd.	18,000,000	2,476,882	April 17, 2025 to June 23, 2025	From 3.8% to 3.9%	Guarantee: Zhenyang Shi, Li Xu, Wangmei Shi
Agricultural Bank of China	3,000,000	412,814	November 30, 2024	3.55%	Guarantee: Zhenyang Shi
Shanghai Pudong Development Bank	10,000,000	1,376,046	March 4, 2025	4.90%	Guarantee: Zhenyang Shi

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — LOANS (cont.)

As of June 30, 2024	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Industrial and Commercial Bank of China	3,000,000	412,814	November 19, 2024	3.75%	N/A
China CITIC Bank	6,000,000	825,627	January 20, 2025	4.30%

Guarantee: Zhenyang Shi, Li Xu, Dazi Nuojin Enterprise Management Consulting Co., Limited, Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership) Collateral: Zhenyang Shi’s real estate

Total	40,000,000	5,504,183
Long-term bank loans, current
Bank of Jiujiang	300,000	41,281	March 15, 2025	5.4%	Guarantee: Qilekang Digital Health; Zhenyang Shi
Total	300,000	41,281
Long-term bank loans
Bank of Jiujiang	2,400,000	330,251	March 15, 2026	5.4%	Guarantee: Qilekang Digital Health; Zhenyang Shi
Total	2,400,000	330,251

Long-term loans, current
Xi’an Changtao Network Small Loan Co., Ltd	10,000,000	1,376,046	Due on demand	20.04%	Guaranteed by five related parties, including Zhenyang Shi, Li Xu, Guoji Luo, Wanmei Shi, Yongan Zhong, and five managements of the Group
Qianhai Xingbang Financial Leasing Co., Ltd.	118,652	16,327	July 10, 2024 to June 10, 2025, monthly pay certain amount	11.0%	Guaranteed: Wanmei Shi Collateral: a Motor vehicle
Total	10,118,652	1,392,373
Long-term loans
Qianhai Xingbang Financial Leasing Co., Ltd.	374,015	51,466	July 10, 2025 to January 10, 2028, monthly pay certain amount	11.0%	Guaranteed: Wanmei Shi Collateral: a Motor vehicle
Total	374,015	51,466

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — LOANS (cont.)

As of December 31, 2023	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Short-term bank loans
Industrial Bank Co., Ltd.	6,000,000	June 24, 2024	4.00%	Guarantee: Zhenyang Shi
Agricultural Bank of China	3,000,000	November 30, 2024	3.55%	Guarantee: Zhenyang Shi
China CITIC Bank(a)	10,000,000	January 29, 2024	4.30%

Guarantee: Zhenyang Shi, Li Xu, Dazi Nuojin Enterprise Management Consulting Co., Limited, Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership) Collateral: Zhenyang Shi’s real estate

Industrial and Commercial Bank of China	3,000,000	June 17, 2024	3.75%	N/A
Total	22,000,000

Long-term bank loans, current
Bank of Jiujiang(b)	300,000	March 15, 2024	5.40%	Guarantee: Qilekang Digital Health; Zhenyang Shi
Total	300,000

Long-term bank loans
Bank of Jiujiang	2,700,000	March 15, 2025/March 15, 2026	5.40%	Guarantee: Qilekang Digital Health; Zhenyang Shi
Total	2,700,000

Long-term loans, current
Xi’an Changtao Network Small Loan Co., Ltd	10,000,000	June 30, 2024	20.04%	Guaranteed by five related parties, including Zhenyang Shi, Li Xu, Guoji Luo, Wanmei Shi, Yongan Zhong, and three managements of the Group
Qianhai Xingbang Financial Leasing Co., Ltd.(c)	112,331	January 10, 2024 to December 10, 2024, monthly pay certain amount	11.00%	Guaranteed: Wanmei Shi Collateral: a Motor vehicle
Total	10,112,331
Long-term loans
Qianhai Xingbang Financial Leasing Co., Ltd.	434,965	January 10, 2025 to January 10, 2028, monthly pay certain amount	11.00%	Guaranteed: Wanmei Shi Collateral: a Motor vehicle
Total	434,965

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — LOANS (cont.)

Interest expenses of the bank loans and loans from other financial institutions for six months ended June 30, 2023 and 2024, amounted to RMB1,904,010, and RMB1,617,586 (US$222,587), respectively.

As of June 30, 2024, the Group’s future obligations for loans from banks and other financial institutions, according to the terms of the loans are as follows:

For the year ending June 30,	RMB	US$
2025	53,817,029	7,405,470
2026	2,658,589	365,834
2027	166,982	22,977
2028	94,057	12,943
Total future loan payments	56,736,657	7,807,224
Less: imputed interest	3,543,990	487,670
Total bank loans and loans from other financial institutions	53,192,667	7,319,554

Note 12 — RELATED PARTIES BALANCE AND TRANSACTIONS

Name of related parties	Relationship with the Group
Nanjing Benyu Investments Management Limited	A company controlled by the management of a shareholder of the Group
Guangzhou Shennong Xuanpin Products Sales Co., Ltd.	A company controlled by the management of the Group
Guangzhou Guozhi Pharmaceutical Co., Ltd.	A company controlled by the management of the Group
Guangzhou Aopolikang Biotechnology Co., Ltd.	A company controlled by the management of the Group
Guangzhou Liwan Linghai Medical Outpatients Department	A company invested by the Group
Guangzhou Aixiangbao Investment Limited Liability Partnership	A company controlled by the management of the Group
Chunong Diet Therapy (Guangzhou) Sales Co., Ltd.	A company controlled by the management of the Group
Zhenyang Shi	Chief Executive Officer (“CEO”) of the Group
Li Xu	CEO’s spouse
Wanmei Shi	CEO’s sister
Aihua Peng	Close relative of the management of a shareholder
Guoji Luo	Management of the Group
Yongan Zhong	Management of the Group
Dexiang Wei	Management of the Group
Yi Zhi	Management of the Group
Suna Yan	Management of the Group
Dazi Nuojin Enterprise Management Consulting Co., Limited (formerly known as Dazi Jinnuo Investment Management Consulting Co., Ltd.)	A shareholder of the Group
Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership)	A shareholder’s related party
Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership)	A shareholder of the Group
Nanjing Bangsheng Juyuan Venture Capital Partnership (Limited Partnership) (formerly known as Nanjing Bangsheng Juyuan Investment Management Partnership (Limited Partnership))	A shareholder of the Group
Guangdong Qicheng Youth Venture Capital Partnership (L.P.)	A shareholder of the Group

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — RELATED PARTIES BALANCE AND TRANSACTIONS (cont.)

Name of related parties	Relationship with the Group
Shanghai Guohong Kaiyuan Investment Center (Limited Partnership)	A shareholder of the Group
Shanghai Chuangye Jieli Taili Venture Capital Center (L.P.)	A shareholder of the Group
Grand Yangtze Hongtao Capital, L.P.	A shareholder of the Group
Dan Hong (H.K.) Technology Limited	A shareholder of the Group
Shanghai Zhongwei Anjian Venture Capital Investment LLP (Limited Partnership)	A shareholder of the Group
Beijing HongShan Enterprise Information Management Consulting Center (Limited Partnership) (formerly known as Beijing Sequoia Enterprise Information Management Consulting Center (Limited Partnership))	A shareholder of the Group
Guangdong Ginkgo Guangbo Venture Capital Partnership (L.P.)	A shareholder of the Group
Shanghai Jinglin Jinghui Equity Investment Center (L.P.)	A shareholder of the Group
Shenzhen Sharing Precision Medical Investment Partnership (Limited Partnership)	A shareholder of the Group
Zhuhai Huajin Chuangying No.1 Equity Investment Fund Partnership (Limited Partnership)	A shareholder of the Group
Alps Innovation Limited	A shareholder of the Group
Neijiang Yunrui Investment Partnership (Limited Partnership)	A shareholder of the Group
Beijing Gaotejia Technology Partnership (Limited Partnership)	A shareholder of the Group
General technology Group Investment Management Co., Ltd.	A shareholder of the Group
Nova Compass Investment Limited	A shareholder of the Group

a)      Accounts receivable — a related party

As of December 31, 2023 and June 30, 2024, the amount of accounts receivable — a related party consisted of the followings:

	As of December 31, 2023	As of June 30,
		2024	2024
	RMB	RMB	US$
Guangzhou Guozhi Pharmaceutical Co., Ltd.	—	534,391	73,535

b)      Accounts payable — a related party

As of December 31, 2023 and June 30, 2024, the amount of accounts payable — a related party consisted of the followings:

	As of December 31, 2023	As of June 30,
		2024	2024
	RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	113,925	13,083	1,800

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — RELATED PARTIES BALANCE AND TRANSACTIONS (cont.)

c)      Amount due from related parties

The balance of due from related parties represents advances to the related parties. The balances advanced to the related parties are unsecured, non-interest bearing and due on demand. As of December 31, 2023 and June 30, 2024, amount due from related parties consisted of the followings:

	As of December 31, 2023	As of June 30,
		2024	2024
	RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	375,691	38,091	5,241
Guangzhou Guozhi Pharmaceutical Co., Ltd.	778,584	—	—
Guangzhou Liwan Linghai Medical Outpatients Department	1,225,070	1,193,094	164,176
Wanmei Shi	24,333	—	—
Total amount due from related parties	2,403,678	1,231,185	169,417

As of the filing of this report, the amount of due from related parties has been collected in the full amount.

d)      Amount due to related parties

As of December 31, 2023 and June 30, 2024, amount due to related parties consisted of the followings:

	As of December 31, 2023	As of June 30,
		2024	2024
	RMB	RMB	US$
Zhenyang Shi*	28,726,157	31,887,722	4,387,896
Wanmei Shi	100,000	26,667	3,670
Aihua Peng*	5,965,208	6,445,208	886,890
Yongan Zhong	1,200	1,200	165
Nanjing Benyu Investments Management Limited*	3,250,389	3,655,389	502,998
Li Xu	127,210	127,210	17,505
Dexiang Wei*	56,533	72,327	9,953
Guoji Luo*	44,089	44,089	6,067
Yi Zhi	4,324	4,324	595
Guangzhou Shennong Xuanpin Products Sales Co., Ltd.	3,170	3,170	436
Guangzhou Liwan Linghai Medical Outpatients Department	1,063,562	326,827	44,973
Guangzhou Aopolikang Biotechnology Co., Ltd.	—	37,166	5,114
Total amount due from related parties	39,341,842	42,631,299	5,866,262

____________

*        The balances represent interest payable of the loans from the related parties. The balances are expected to be settled in accordance with the terms of the loans.

The above balances are without interest-bearing. Except interest payable, other balances due to related parties are due on demand.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — RELATED PARTIES BALANCE AND TRANSACTIONS (cont.)

e)      Loans from related parties

As of June 30, 2024	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Loans from related parties, current
Nanjing Benyu Investments Management Limited	8,100,000	1,114,597	Due on demand	10.00%	N/A
Aihua Peng	4,800,000	660,502	Due on demand	20.00%	N/A
Li Xu	4,483,100	616,895	December 31, 2024	N/A	N/A
Yongan Zhong	2,685	369	Due on demand	N/A	N/A
Dexiang Wei***	214,265	29,484	Due on demand	N/A	N/A
Guoji Luo***	408,385	56,197	December 31, 2024	N/A	N/A
Guoji Luo***	335,530	46,170	Due on demand	N/A	N/A
Total	18,343,965	2,524,214
Loans from related parties, noncurrent
Guangzhou Aixiangbao Investment Limited Liability Partnership*	221,040,859	30,416,234	August 10, 2026	N/A	N/A
Zhenyang Shi**	128,151,220	17,634,195	December 31, 2026	4.90%	N/A
Total	349,192,079	48,050,429

____________

*        On August 10, 2021, the Group entered into tripartite agreements with Focus Media, Inc (“Focus Media”) and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), 100% owned by Mr. Shi, pursuant to which the Group is released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of the Group in the amount of RMB221.0 million, among which included payables of RMB214.5 million for the year of 2020 and RMB6.5 million for the year of 2021. On September 10, 2021, the Group reached an agreement with Aixiangbao, pursuant to which the Group will not be required to repay the liability for five years and after then Aixiangbao can only require the Group to repay the liability in a non-cash method.

**      The purpose of obtaining loans from Zhenyang Shi is to maintain the daily operation of the Group.

***    The Company entered new related party loan agreements with these related parties during six months ended June 30, 2024 with same maturity date on December 31, 2024 and no interest bearing. The related party loan balance as of December 31, 2023 with Dexiang Wei was fully repaid during six months ended June 30, 2024.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — RELATED PARTIES BALANCE AND TRANSACTIONS (cont.)

As of December 31, 2023	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Loans from related parties, current
Nanjing Benyu Investments Management Limited	8,100,000	June 30, 2024	10.00%	N/A
Aihua Peng	4,800,000	Due on demand	20.00%	N/A
Li Xu	3,250,000	Due on demand	8.86%	N/A
Suna Yan	31,085	Due on demand	N/A	N/A
Yongan Zhong	2,685	Due on demand	N/A	N/A
Li Xu	1,750,000	December 31, 2024	N/A	N/A
Dexiang Wei	810,045	December 31, 2024	N/A	N/A
Guoji Luo	2,017,105	December 31, 2024	N/A	N/A
Guangzhou Golden Pomegranate Digital Media Co., Ltd.	900,000	December 31, 2024	N/A	N/A
Total	21,660,920
Loans from related parties, noncurrent
Guangzhou Aixiangbao Investment Limited Liability Partnership	221,040,859	August 10, 2026	N/A	N/A
Zhenyang Shi	129,451,220	December 31, 2026	4.90%	N/A
Total	350,492,079

Interest expenses of loans from related parties for six months ended June 30, 2023, and 2024 amounted to RMB5,984,092 and RMB4,190,563 (US$576,641), respectively.

As of June 30, 2024, the Group’s future obligations for loans from related parties according to the terms of the loans are as follows:

For the six months ending June 30,	RMB	US$
2025	26,393,374	3,631,849
2026	6,279,410	864,076
2027	352,357,589	48,486,018
Total future loan payments	385,030,373	52,981,943
Less: Imputed interest	17,494,329	2,407,300
Total loans from related parties	367,536,044	50,574,643

f)      Sales to a related party

	Nature	For the Six months Ended June 30,
		2023	2024	2024
		RMB	RMB	US$
Guangzhou Guozhi Pharmaceutical Co., Ltd.	Drug sales	—	897,822	123,544
Guangzhou Liwan Linghai Medical Outpatients Department	Drug sales	891,845	—	—
		891,845	897,822	123,544

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — RELATED PARTIES BALANCE AND TRANSACTIONS (cont.)

g)      Purchase from a related party

	Nature	For the Six months Ended June 30,
		2023	2024	2024
		RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	Drug purchase	142,031	14,164	1,949

h)      Guarantee provided from related parties

We obtained loans with total amount of RMB10.0 million from China CITIC Bank in 2023, with interest rate of 4.3%. The loans were guaranteed by Dazinuojin Enterprise Management Consulting Co., Ltd., Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership), Zhenyang Shi and Li Xu, and mortgaged by a real property of Zhenyang Shi. As of June 30, 2024, the loans from China CITIC Bank were of total amount of RMB6.0 million.

As of June 30, 2024, the loans from Industrial Bank Co., Ltd. were of total amount of RMB18.0 million, comprising of RMB 12.0 million with interest rate of 3.9% and RMB 6.0 million with interest rate of 3.8%. The loans were guaranteed by Zhenyang Shi, Li Xu and Wanmei Shi.

As of June 30, 2024, the loans from Agricultural Bank of China were of total amount of RMB3.0 million, with interest rate of 3.55%. The loans were guaranteed by Zhenyang Shi.

As of June 30, 2024, the loans from Bank of Jiujiang were of total amount of RMB2.7 million, with interest rate of 5.4%. The loans were guaranteed by Zhenyang Shi and Guangzhou Qilekang Digital Health Medical Technology Co., Ltd.

As of June 30, 2024, the loans from Shanghai Pudong Development Bank were of total amount of RMB10.0 million, with interest rate of 4.9%. The loans were guaranteed by Zhenyang Shi.

As of June 30, 2024, the loans from Xi’an Changtao Network Small Loan Co., Ltd. were of total amount of RMB10.0 million, with interest rate of 20.04%. The loans were guaranteed by Zhenyang Shi, Li Xu, Guoji Luo, Wanmei Shi, Yongan Zhong and five managements of the Group.

As of June 30, 2024, the loans from Qianhai Xingbang Financial Leasing Co., Ltd. were of total amount of RMB492,667, with interest rate of 11.0%. The loans were guaranteed by Wanmei Shi.

As of June 30, 2024, the loans from third parties with total amount of RMB2.2 million were guaranteed by Guoji Luo, Dexiang Wei, Yongan Zhong and one management of the Group. The interest rates were varied from 9.6% to 24.0%.

i)       Interest expense to related parties

	For six months Ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Zhenyang Shi	4,556,760	3,161,563	435,046
Li Xu	144,000	144,000	19,815
Wanmei Shi	32,000	—	—
Guoji Luo	4,800	—	—
Nanjing Benyu Investments Management Limited	405,000	405,000	55,730
Aihua Peng	780,000	480,000	66,050
Guangzhou Guozhi Pharmaceutical Co., Ltd	61,532	—	—
Total	5,984,092	4,190,563	576,641

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series Pre-A Preferred Shares

On December 19, 2014, Dazinuojin Enterprise Management Consulting Co., Ltd. (formerly known as Dazi Jinnuo Investment Management Consulting Co., Ltd.) (“Dazi Jinnuo”), Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership) (“Jiangsu Gaotou”), Nanjing Bangsheng Juyuan Venture Capital Partnership (Limited Partnership) (formerly known as Nanjing Bangsheng Juyuan Investment Management Partnership (Limited Partnership)) (“Nanjing Bangsheng”), Guangdong Qicheng Youth Venture Capital Partnership (L.P.) (“Guangdong Qicheng”), Shanghai Guohong Kaiyuan Investment Center (Limited Partnership) (“Shanghai Guohong”), Shanghai Chuangye Jieli Taili Venture Capital Center (L.P.) (formerly kown as Shanghai Venture Relay Taili Venture Capital Center) (“Chuangye Jieli”), and Grand Yangtze Hongtao Capital, L.P. (“Grand Yangtze”) respectively subscribed 817,460, 697,620, 16,666, 238,095, 595,238, 119,048 and 238,095 Series Pre-A Convertible Redeemable Preferred Shares (in aggregate of 2,722,222 shares, “Series Pre-A Preferred Shares”), at RMB42.0 per share with total cash consideration of RMB114,333,273. Dazi Jinnuo is controlled by Mr. Shi.

Series A Preferred Shares

On October 26, 2015, Dan Hong (H.K.) Technology Limited (“Dan Hong”) subscribed 2,957,613 Series A Convertible Redeemable Preferred Shares (“Series A Preferred Shares”), at RMB63.0 per share with cash consideration of RMB186,300,000.

Series B-1 and B-2 Preferred Shares

On December 30, 2016, Shanghai Zhongwei Anjian Venture Capital Investment LLP (Limited Partnership) (“Shanghai Zhongwei”) subscribed 911,178 Series B-1 Convertible Redeemable Preferred Shares (“Series B-1 Preferred Shares”), at RMB63.0 per share with total cash consideration of RMB50,000,000.

On December 30, 2016, Beijing HongShan Enterprise Information Management Consulting Center (Limited Partnership) (formerly known as Beijing Sequoia Enterprise Information Management Consulting Center (Limited Partnership)) (“Beijing HongShan”), Guangdong Ginkgo Guangbo Venture Capital Partnership (L.P.) (“Guangdong Ginkgo”), Shanghai Jinglin Jinghui Equity Investment Center (L.P.) (“Shanghai Jinglin”), Shenzhen Sharing Precision Medical Investment Partnership (Limited Partnership) (“Shenzhen Sharing”), Zhuhai Huajin Chuangying No.1 Equity Investment Fund Partnership (Limited Partnership) (“Zhuhai Huajin”), and Alps Innovation Limited (“Alps Innovation”) respectively subscribed 793,650, 317,460, 317,460, 238,095, 158,730 and 634,920 Series B-2 Convertible Redeemable Preferred Shares (in aggregate of 2,460,315 shares, “Series B-2 Preferred Shares”), at RMB63.0 per share with total cash consideration of RMB155,000,000.

Series B-3 Preferred Shares

On September 1, 2017, Neijiang Yunrui Investment Partnership (Limited Partnership) (“Neijiang Yunrui”) subscribed 228,786 Series B-3 Convertible Redeemable Preferred Shares (“Series B-3 Preferred Shares”), at RMB87.4 per share with cash consideration of RMB20,000,000.

Series B-4 Preferred Shares

On June 8, 2018 and August 10, 2018, Beijing Gaotejia Technology Partnership (Limited Partnership) (“Beijing Gaotejia”), and General Technology Group Investment Management Co., Ltd. (“General Technology”) respectively subscribed 1,358,995 and 452,998 Series B-4 Convertible Redeemable Preferred Shares (in aggregate of 1,811,993 shares, “Series B-4 Preferred Shares”), at RMB110.4 per share with total cash consideration of RMB200,000,000.

On August 10, 2021, Nova Compass Investment Limited (“Nova Compass”) subscribed 1,958,119 Series B-4 Convertible Redeemable Preferred Shares (“Series B-4 Preferred Shares”), at RMB112.9 per share with total consideration of RMB 221,040,859. Nova Compass was an entity designated by Focus Media to subscribe shares

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

mentioned above and the consideration was outstanding balance of the Group due to Focus Media. On August 10, 2021, the Group entered into tripartite agreements with Focus Media and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), 100% owned by Mr. Shi, pursuant to which the Group is released from being the obligor to Focus under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of the Group in the amount of RMB221.0 million, among which included payables of RMB214.5 million for the year of 2020 and RMB6.5 million for the year of 2021. In exchanged, Nova Compass was designated by Focused to subscribe the shares mention above.

The rights, preferences and privileges of the Preferred Shares are as follows:

•        Conversion right

The Preferred Shares (exclusive of unpaid shares) would automatically be converted into common shares 1) upon a qualified initial public offering (“IPO”); or 2) upon the approval of the Preferred Shareholders with respect to conversion of the preferred shares.

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, subject to adjustments in the event of share splits, share dividends, combinations, recapitalization and similar events.

•        Redemption right

The investors of Series Pre-A and A Preferred Shares have a right to require the Company to redeem their investments, at any time and from time to time on or after the date of the earliest to occur of the following: (i) the Company fails to complete a qualified initial public offering (“IPO”) until December 31, 2022; (ii) at any time upon the occurrence of any fraudulent act; (iii) any of the Company or any Founder’s the conviction of breaches or violation of criminal laws and/or applicable regulations which may have a material adverse effect on the consummation of the IPO or Trade Sale; or (iv) the occurrence of the change of Control of the Company.

The redeemed price for each Series Pre-A and A Preferred Share should equal to the higher of (i) 100% of the issue price plus a simple interest rate of 12% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Series Pre-A and A Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

The investors of Series B-1, B-2, B-3 and B-4 Preferred Shares have a right to require the Company to redeem their investments, at any time and from time to time on or after the date of the earliest to occur of the following: (i) the Company fails to complete a qualified initial public offering (“IPO”) until December 31, 2022; (ii) at any time upon the occurrence of a material breach of the transaction documents by the Company, which have a material adverse effect on the business, operations, properties or financial or other condition of the Company (iii) any failure to obtain or maintain any material permit or governmental approvals; (iv) any holder of any other class or series of shares has requested the Company to redeem its shares in the Company, and (v) the occurrence of the change of Control of the Company.

The redeemed price for each Series B-1, B-2, B-3 and B-4 Preferred Share should equal to the higher of (i) 100% of the issue price plus a simple interest rate of 10% per annum, (ii) the amount of the issue price plus all appreciation on each Series preferred shares (including but without limitation to, all declared but unpaid dividends); and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

•        Liquidation

(i)     Statutory liquidation event

In a Statutory Liquidation Event, all assets and funds of the Company legally available for distribution to the Shareholders shall be distributed and the following circumstances shall be deemed a “Statutory Liquidation Event”: (a) the Company lose the rights on all or substantially all of any the Company’s Intellectual Properties, or there are material disputes or Liens on the rights of all or substantially all of any the Company’s Intellectual Properties, which will result in or have resulted in a material adverse effect on the business, operations of the Company; and (b) all or substantially all of the assets of the Company have been levied or commandeer, which will result in or have resulted in a material adverse effect on the business, operations of the Company.

All assets and funds of the Company legally available for distribution should be distributed for Series B-1, B-2, B-3 and B-4 Preferred Shareholders. The liquidation amount for each SeriesB-1, B-2, B-3 and B-4 Preferred Share should equal to the applicable Issue Price plus an interest accrued at a compound interest rate of 8% per annum, but minus all declared and paid dividends.

After payment for Series B-1, B-2, B-3 and B-4 Preferred Shareholders, Series A Preferred Shareholder shall be entitled to receive an amount equal to the Issue Price, plus all declared but unpaid dividends thereto on each Series Preferred Share.

After payment for Series A Preferred Shareholders, each Series Pre-A Preferred Shareholders shall be entitled to receive for each outstanding Series Pre-A Preferred Share held by such Series Pre-A Preferred Shareholder, an amount equal to the Series Pre-A Issue Price.

(ii)    Deemed liquidation event

In a Deemed Liquidation Event, all proceeds resulting to the Shareholders of the Company therefrom shall be distributed and the following circumstance shall be deemed as a “Deemed Liquidation Event”: a Trade Sale shall be deemed a Liquidation Event.

The payment should be distributed in following order: Series B-1, B-2, B-3 and B-4 preferred shareholders shall receive the payment at first, Series A shall receive the payment secondly, Series Pre-A shall receive the payment at last. The amount equal to the higher of (i) the Issue Price, plus an interest accrued at a compound interest rate of 25% per annum, but minus all declared and paid dividends, or (ii) the value of each Series Preferred Share in such Deemed Liquidation Event.

•        Voting Right

The holders of redeemable shares and ordinary shares have the equivalent voting rights based on their proportionate holding of the Company.

•        Dividend

Each holder of redeemable shares shall be entitled to receive dividends and distributions on an as-converted basis together with the ordinary shares on parity with each other, provided that such dividends and distributions shall be payable only when, as, and if declared by the Board.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Accounting of convertible redeemable preferred shares

Each issuance of the convertible redeemable preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. The Company has classified the convertible redeemable shares in the mezzanine equity of the consolidated balance sheets because they were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Company’s redeemable preferred shares is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The redemption value as of December 31, 2023 and June 30, 2024 was RMB1,499,109,342 and RMB1,546,818,312 respectively.

	Series Pre-A Preferred Shares		Series A Preferred Shares		Series B-1 Preferred Shares		Series B-2 Preferred Shares		Series B-3 Preferred Shares		Series B-4 Preferred Shares		Total
	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Amount RMB
Balances as of January 1, 2023	2,722,222	210,899,469	2,957,613	324,600,953	911,178	75,027,397	2,460,315	232,584,932	228,786	28,668,493	3,770,112	500,180,268	1,371,961,512
Accretion to redemption value of mezzanine equity	—	6,803,613	—	11,086,126	—	2,479,452	—	7,686,301	—	991,781	—	20,879,012	49,926,285
Balances as of June 30, 2023	2,722,222	217,703,082	2,957,613	335,687,079	911,178	77,506,849	2,460,315	240,271,233	228,786	29,660,274	3,770,112	521,059,280	1,421,887,797
Balances as of January 1, 2024	2,722,222	238,996,989	2,957,613	369,312,953	911,178	86,342,465	2,460,315	264,372,603	228,786	32,668,493	3,317,114	507,415,839	1,499,109,342
Accretion to redemption value of mezzanine equity	—	6,841,202	—	11,147,375	—	2,493,151	—	7,728,767	—	997,260	—	18,501,215	47,708,970
Balances as of June 30, 2024	2,722,222	245,838,191	2,957,613	380,460,328	911,178	88,835,616	2,460,315	272,101,370	228,786	33,665,753	3,317,114	525,917,054	1,546,818,312

____________

*         The re-designation represents one Series B-4 preferred shareholder, General Technology, terminated the VIE agreement with the Company in 2023. So the preferred share owned by General Technology was reclassified from convertible redeemable preferred shares to redeemable non-controlling interest.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — REDEEMABLE NON-CONTROLLING INTEREST

The redeemable non-controlling interest as of June 30, 2024 represents the 2.87% and 2.27% of equity shareholding on VIE from two preferred shareholders that were not acquired by the Company during the reorganization. As of the date of this report, the shareholders have not requested the exercise of the redemption rights.

The change in the balance of the redeemable non-controlling interests for six months ended June 30, 2023 and 2024 is as follows:

Redeemable non-controlling interest	Amount
RMB
Balance as of December 31, 2022	76,671,233
Accretion to redemption value of mezzanine equities	2,479,452
Balance as of June 30, 2023	79,150,685
Balance as of December 31, 2023	158,643,836
Accretion to redemption value of mezzanine equities	4,986,302
Balance as of June 30, 2024	163,630,138

Note 15 — SHAREHOLDERS’ EQUITY

Common stock

The Company was incorporated under the laws of the Cayman Islands on February 26, 2021. The authorized number of Ordinary Shares was 500,000,000 with par value of $0.0001 per share. On August 18, 2021, the Company issued 4,042,042 shares to two shareholders in exchange for US$404.

Statutory reserves

Statutory reserves represent restricted retained earnings. Based on their legal formation, the Group is required to set aside 10% of its net income as reported in their statutory accounts on an annual basis to the Statutory Surplus Reserve Fund (the “Reserve Fund”). Once the total amount set aside in the Reserve Fund reaches 50% of the entity’s registered capital, further appropriations become discretionary. The Reserve Fund can be used to increase the entity’s registered capital upon approval by relevant government authorities or eliminate its future losses under General Accepted Accounting Standards in PRC (“PRC GAAP”) upon a resolution by its board of directors. The Reserve Fund is not distributable to shareholders, as cash dividends or otherwise, except in the event of liquidation.

Appropriations to the Reserve Fund are accounted for as a transfer from unrestricted earnings to statutory reserves. During the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, the Group did not make appropriations to statutory reserves.

There are no legal requirements in the PRC to fund the Reserve Fund by transfer of cash to any restricted accounts, and the Group does not do so.

Profit appropriation and restricted net assets

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC GAAP and regulations. Additionally, the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As of June 30, 2024, the Group had recurring loss with shareholders’ deficit in the amount of RMB2,186.81 million, no net assets that can be transferred to the Company for working capital and other funding purposes either in the form of dividends, loans or advances.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — LOSS PER SHARE

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. The effects of all outstanding convertible redeemable preferred shares were excluded from the computation of diluted loss per share in each of the applicable years as their effects would be anti-dilutive during the respective year.

Basic and diluted loss per share for each of the years presented were calculated as follows:

	For the six months Ended June 30,
	2023	2024
	RMB	RMB	US$
Numerator:
Net loss	(21,707,928)	(14,026,553)	(1,930,118)
Accretion to redemption value of mezzanine equity	(52,405,737)	(52,695,272)	(7,251,111)
Less: Net (loss)/income attributable to noncontrolling interests	(1,380)	27,639	3,803
Net loss attributable to the Pomdoctor Limited’s ordinary shareholders	(74,112,285)	(66,749,464)	(9,185,032)

Denominator:
Weighted average number of shares outstanding – basic	4,042,042	4,042,042	4,042,042
Weighted average number of shares outstanding – diluted	4,042,042	4,042,042	4,042,042

Loss per share – Basic:	(18.34)	(16.51)	(2.27)

Loss per share – Diluted:	(18.34)	(16.51)	(2.27)

Note 17 — SEGMENTS

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM are Mr. Shi, the CEO and the Chairman of the Board of Directors. The CODM does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM.

The following table presents summarized information by segment of the operations for the six months ended June 30, 2024:

	Internet hospital	Pharmaceutical supply chain	Total
	RMB	RMB	RMB
Revenue	36,829,373	113,335,036	150,164,409
Cost of revenues	20,365,288	105,458,446	125,823,734
Gross profit	16,464,085	7,876,590	24,340,675
Depreciation and amortization	67,255	—	67,255
Net (loss)/income	(14,444,650)	418,097	(14,026,553)
	Internet hospital	Pharmaceutical supply chain	Total
	US$	US$	US$
Revenue	5,067,890	15,595,420	20,663,310
Cost of revenues	2,802,357	14,511,565	17,313,922
Gross profit	2,265,533	1,083,855	3,349,388
Depreciation and amortization	9,255	—	9,255
Net (loss)/income	(1,987,650)	57,532	(1,930,118)

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — SEGMENTS (cont.)

The following table presents summarized information by segment of the operations for the six months ended June 30, 2023:

	Internet hospital	Pharmaceutical supply chain	Total
	RMB	RMB	RMB
Revenue	35,849,719	91,981,396	127,831,115
Cost of revenues	17,475,456	90,788,973	108,264,429
Gross profit	18,374,263	1,192,423	19,566,686
Depreciation and amortization	44,837	—	44,837
Net loss	(19,326,428)	(2,381,500)	(21,707,928)

In accordance with the enterprise-wide disclosure requirements, the Group’s net revenue from external customers through Internet hospital by main product category is as follows:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Prescription drugs	34,149,976	35,137,372	4,835,063
Over-the-counter (“OTC”) medicines	827,527	904,677	124,488
Traditional Chinese medicine (“TCM”)	13,605	132,988	18,300
Medical apparatus and instruments (“MAAI”)	23,514	45,023	6,195
Online consultation	755,377	560,186	77,084
Others	79,720	49,127	6,760
Total	35,849,719	36,829,373	5,067,890

The Group’s net revenue from external customers through pharmaceutical supply chain by main product category is as follows:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Prescription drugs	25,256,482	53,521,998	7,364,872
Over-the-counter (“OTC”) medicines	66,385,574	49,369,292	6,793,441
Traditional Chinese medicine (“TCM”)	100,581	6,480,806	891,789
Medical apparatus and instruments (“MAAI”)	76,109	44,988	6,191
Online consultation	—	—	—
Others	162,650	3,917,952	539,127
Total	91,981,396	113,335,036	15,595,420

Note 18 — COMMITMENTS AND CONTINGENCIES

For six months ended June 30, 2024, the Group was not involved in any pending legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters. The Group believes there was no loss of the legal case will have a material adverse impact on its financial position, results of operations or liquidity.

POMDOCTOR LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — SUBSEQUENT EVENTS

Till the filling of this report, the Group obtained loans from third parties in total amount of RMB2.5 million, comprising of RMB750,000 with interest rate of 18.0% and others with interest free. The Group also obtained loans from Li Xu and Guoji Luo in the amount of RMB2.15 million with interest rate of 8.86% and RMB177,928 with interest free, respectively. All of the loans from third parties and related parties will be repaid one year later and the cash proceeds from the loans will be a supplemental for working capital to support the Group’s daily operating activities.

On October 18, 2024, the Group obtained a loan from China Resources Bank in an amount of RMB6.0 million for three years with interest rate of 3.85%. The interest expense will be paid monthly and the principle of RMB300,000 will be repaid semi-annually during the loan period. The cash proceed of the loan will be used in the Group’s daily operating activities.

On August 8, 2024, the Company issued 2,268,156 Class A ordinary shares to HEALTHYSEVEN LIMITED in exchange for US$227.

The Group evaluated the subsequent event through November 6, 2024, which is the date of the issuance of unaudited condensed consolidated financial statements, and concluded that there are no additional reportable subsequent events apart from disclosed as above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime.

The post-offering fourth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering provides for indemnification of our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his/her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director, officer or personal representative in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.       RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Ordinary Shares
Avalon Ltd.	February 26, 2021	1	US$1.00
HEALTHYTEN LIMITED	February 26, 2021	1	US$1.00
Class B Ordinary Shares
HEALTHYSEVEN LIMITED	August 18, 2021	2,042,042	US$204.2042
HEALTHYTEN LIMITED	August 18, 2021	2,000,000	US$200.00
Class A Ordinary Shares
HEALTHYSEVEN LIMITED	August 8, 2024	2,268,156	US$226.8156
Series A Preferred Shares
Dan Hong (H.K.) Technology Limited	July 28, 2023	2,957,613	US$295.7613
Series Pre-A Preferred Shares
Grand Yangtze Hongtao Capital, L.P.	August 18, 2021	238,095	US$23.8095
Dazi Jinnuo Investment Management Counsalting Co., Ltd.	May 31, 2023	817,460	US$81.7460
Shanghai Guohong Kaiyuan Investment Center (Limited Partnership)	May 31, 2023	595,238	US$59.5238
Shanghai Chuangye Jieli Taili Venture Capital Center (L.P.)	May 31, 2023	119,048	US$11.9048

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership)	May 31, 2023	697,620	US$69.7620
Nanjing Bangsheng Juyuan Venture Capital Partnership (Limited Partnership)	May 31, 2023	16,666	US$1.6666
Guangdong Qicheng Youth Venture Capital Partnership (L.P.)	May 31, 2023	238,095	US$23.8095
Series B-1 Preferred Shares
Shanghai Zhongwei Anjian Venture Capital Investment LLP (Limited Partnership)	May 31, 2023	911,178	US$91.1178
Series B-2 Preferred Shares
Beijing HongShan Enterprise Information Management Consulting Center (Limited Partnership)	May 31, 2023	793,650	US$79.3650
Shanghai Jinglin Jinghui Equity Investment Center (L.P.)	May 31, 2023	317,460	US$31.7460
Shenzhen Sharing Precision Medical Investment Partnership (Limited Partnership)	May 31, 2023	238,095	US$23.8095
Guangdong Ginkgo Guangbo Venture Capital Partnership (L.P.)	May 31, 2023	317,460	US$31.7460
Zhuhai Huajin Chuangying No.1 Equity Investment Fund Partnership (Limited Partnership)	May 31, 2023	158,730	US$15.8730
Alps Innovation Limited	July 28, 2023	634,920	US$63.4920
Series B-3 Preferred Shares
Neijiang Yunrui Investment Partnership (Limited Partnership)	May 31, 2023	228,786	US$22.8786
Series B-4 Preferred Shares
Nova Compass Investment Limited	August 18, 2021	1,958,119	US$195.8119	(1)
Beijing Gaotejia Technology Partnership (Limited Partnership)	May 31, 2023	1,358,995	US$135.8995

Note 1:    On February 25, 2020, we entered into an advertising service agreement with Focus Media, Inc (“Focus”) which is an indirectly wholly-owned subsidiary of Focus Media Information Technology Co., Ltd., pursuant to which Focus provides us with advertising service for the period from February 29, 2020 to February 28, 2021. As of December 31, 2020, the advertising expense payable to Focus amounted to RMB221.0 million. We transferred such payables to Focus to Aixiangbao on August 10, 2021 on the condition that Focus or its designated party obtained 9.82% equity interest in the VIE. Accordingly, we issued 1,958,119 Series B-4 preferred shares to Nova Compass Investment Limited which is controlled by Focus Media Information Technology Co., Ltd.

Item 8.       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)     Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.       UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in an offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

POMDOCTOR LIMITED

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1†	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the closing of this offering)
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary, and the holders and beneficial owners of the American Depositary Receipts issued thereunder
5.1*	Opinion of Appleby regarding the validity of the Class A ordinary shares represented by the ADSs being registered and certain Cayman Islands tax matters
8.1*	Opinion of Appleby regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)
10.1†	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.2†	Form of Employment Agreement between the Registrant and its executive officers
10.3†	Exclusive Business Cooperation Agreement between Guangzhou WFOE and Qilekang Digital Health dated August 10, 2021
10.4†	Form of Power of Attorney by and among Guangzhou WFOE, Qilekang Digital Health, and the shareholders of Qilekang Digital Health dated August 10, 2021
10.5†	Form of Equity Interest Pledge Agreement by and among Guangzhou WFOE, Qilekang Digital Health, and the shareholders of Qilekang Digital Health dated August 10, 2021
10.6†	Form of Exclusive Option Agreement by and among Guangzhou WFOE, Qilekang Digital Health, and the shareholders of Qilekang Digital Health dated August 10, 2021
10.7†	Form of Spousal Consent Letter granted by each of Zhenyang Shi and Li Xu dated August 10, 2021
10.8†	Securities Holders’ Agreement between the Registrant and other parties thereto dated August 10, 2021
10.9†	Form of Joinder Agreement
10.10†

English translation of form of Termination of Contractual Arrangements by and among Guangzhou WFOE, Qilekang Digital Health and each of Zhenyang Shi, Li Xu, and General Technology dated October 24, 2023

10.11†

Form of Power of Attorney by and among Guangzhou WFOE, Qilekang Digital Health, and each of Zhenyang Shi, Li Xu, Guangzhou Jin Pin, Guangzhou Jin Shang, Guangzhou Jin Yue, and Guangzhou Jin Qiu dated October 24, 2023

10.12†

Form of Equity Interest Pledge Agreement by and among Guangzhou WFOE, Qilekang Digital Health, and each of Zhenyang Shi, Li Xu, Guangzhou Jin Pin, Guangzhou Jin Shang, Guangzhou Jin Yue, and Guangzhou Jin Qiu dated October 24, 2023

10.13†

Form of Exclusive Option Agreement by and among Guangzhou WFOE, Qilekang Digital Health, and each of Zhenyang Shi, Li Xu, Guangzhou Jin Pin, Guangzhou Jin Shang, Guangzhou Jin Yue, and Guangzhou Jin Qiu dated October 24, 2023

10.14†	Form of Spousal Consent Letter granted by each of Zhenyang Shi and Li Xu dated October 24, 2023
21.1†	Significant Subsidiaries of the Registrant
23.1*	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm
23.2*	Consent of Appleby (included in Exhibit 5.1)
23.3*	Consent of Han Kun Law Offices (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1†	Code of Business Conduct and Ethics of the Registrant

Exhibit Number	Description of Document
99.2*	Opinion of Han Kun Law Offices regarding certain PRC law matters
99.3*	Consent of Frost & Sullivan
99.4	Representations under Item 8.A.4 of Form 20-F
107*	Filing Fee Table

____________

*        To be filed by amendment.

†        Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, China, on             , 2025.

POMDOCTOR LIMITED
By:
Name: Zhenyang Shi
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints          and          as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent will do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on       , 2025.

Signature	Title
Chairman, Chief Executive Officer and Director
Zhenyang Shi	(Principal Executive Officer)
Financial Manager
Li Xu	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of POMDOCTOR LIMITED has signed this registration statement or amendment thereto in              on             , 2025.

Authorized U.S. Representative
By:
Name:
Title: